Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187581

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To our Stockholders:

You are cordially invited to attend a special meeting of stockholders of Asset Acceptance Capital Corp., a Delaware Corporation (“AACC”), to be held on June 13, 2013, at 9:00 a.m. (local time), at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022.

At the special meeting, you will be asked to (i) adopt the Agreement and Plan of Merger (the “merger agreement”), dated as of March 6, 2013, by and among AACC, Encore Capital Group, Inc., a Delaware corporation (“Encore”), and Pinnacle Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Encore (“Merger Sub”), pursuant to which Merger Sub will be merged with and into AACC (the “merger”) with AACC continuing as the surviving corporation and a wholly owned subsidiary of Encore, and (ii) cast an advisory (non-binding) vote with respect to compensation payable to AACC named executive officers that is related to the merger (the “golden parachute” compensation).

If the merger is completed, you will be entitled to receive, at your election and subject to the terms of the merger agreement, either $6.50 in cash or 0.2162 validly issued, fully paid and nonassessable shares of Encore common stock, in each case without interest and less any applicable withholding taxes, for each share of Company common stock you own at the time of the merger. Please note that no more than 25% of the total shares of AACC common stock outstanding immediately prior to the merger may be exchanged for shares of Encore common stock (for which Encore expects that it may issue up to 1,689,372 shares of its common stock) and any shares of AACC common stock elected to be exchanged for Encore common stock in excess of such 25% limitation will be subject to proration in accordance with the terms of the merger agreement.

Upon completion of the merger, Encore will own all of AACC’s capital stock. As a result, AACC will no longer have its stock listed on the NASDAQ Global Select Stock Market (“NASDAQ”) and will no longer be required to file periodic and other reports with the United States Securities and Exchange Commission (“SEC”) with respect to AACC common stock.

Any stockholder who does not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares of AACC common stock in lieu of the per share merger consideration if the merger is completed, but only if such stockholder submits a written demand for appraisal of its shares before the taking of the vote on the merger agreement at the special meeting and they comply with all requirements of Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) for exercising appraisal rights, which are summarized in this proxy statement/prospectus. Such shares of AACC common stock will not be converted into the right to receive the per share merger consideration in connection with the merger.

After careful consideration, AACC’s Board of Directors, by unanimous vote of those directors present, has determined that the merger agreement is advisable and in the best interests of AACC and its stockholders and has approved and authorized the merger agreement and the transactions contemplated thereby, including the merger. Accordingly, the Board of Directors unanimously recommends that you vote “FOR” the adoption of the merger agreement.

The accompanying proxy statement/prospectus provides you with detailed information about the special meeting, the background of and reasons for the proposed merger, the terms of the merger agreement and other important information. Please give this material your careful attention, including “Risk Factors” beginning on page 23, for a discussion of the risks relating to the proposed merger.

Your vote is very important regardless of the number of shares you own. The merger cannot be completed unless holders of a majority of the outstanding shares of AACC common stock vote “FOR” the adoption of the merger agreement. We would like you to attend the special meeting. However, whether or not you plan to attend the special meeting, it is important that your shares be represented. Accordingly, please complete, sign and submit the enclosed proxy or submit your proxy by following the instructions on the enclosed proxy card as soon as possible.

AACC’s Board of Directors also unanimously recommends that you vote “FOR” the advisory (non-binding) approval of the “golden parachute” compensation. In considering the recommendation of AACC’s Board of Directors, you should be aware that some of AACC’s directors and executive officers have interests in the merger that are different from, or in addition to, interests of AACC’s stockholders generally (for a discussion of such interests, see “AACC Proposal No. 1 – The Merger—AACC’s Directors and Officers Have Financial Interests in the Merger” that begins on page 70).

If you hold shares in “street name” or otherwise through a broker, bank or other nominee, you should follow the procedures provided by them, or they may not be unable to vote your shares. If you do not vote or instruct your broker or nominee how to vote, it will have the same effect as a vote “AGAINST” the adoption of the merger agreement and will have no effect on the advisory non-binding vote on the “golden parachute” compensation. If you complete, sign and submit your proxy card without indicating how you wish to vote, your proxy will be counted as a vote “FOR” the adoption of the merger agreement, “FOR” the advisory non-binding vote on the “golden parachute” compensation and “FOR” the approval of any adjournment of the special meeting. Remember, failing to vote has the same effect as a vote “AGAINST” the adoption of the merger agreement.

Thank you for your continued support and we look forward to seeing you on June 13, 2013.

Sincerely,

Rion B. Needs President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the Encore common stock to be issued to the holders of AACC common stock if the merger is consummated, passed upon the merits or fairness of the merger agreement or the transactions contemplated thereby, including the proposed merger, or passed upon the adequacy or accuracy of the information contained in this document or the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this notice of special meeting and proxy statement/prospectus and form of proxy is May 6, 2013, and it is first being mailed to AACC stockholders on or about May 7, 2013.

Asset Acceptance Capital Corp.

28405 Van Dyke Avenue

Warren, MI 48093

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 13, 2013

To the Stockholders of Asset Acceptance Capital Corp.:

Notice is hereby given that a special meeting of stockholders of Asset Acceptance Capital Corp., a Delaware corporation (“AACC”), will be held on June 13, 2013, at 9:00 a.m. (local time), at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022:

1.	To consider and vote on a proposal to adopt the Agreement and Plan of Merger (the “merger agreement”), dated as of March 6, 2013, by and among AACC, Encore Capital Group, Inc., a Delaware corporation (“Encore”), and Pinnacle Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Encore (“Merger Sub”), pursuant to which Merger Sub will be merged with and into AACC (the “merger”) with AACC continuing as the surviving corporation and a wholly owned subsidiary of Encore;

2.	To consider and cast an advisory (non-binding) vote with respect to certain agreements or understandings with, and items of compensation payable to, AACC named executive officers that are related to the merger (the “golden parachute” compensation);

3.	To consider and vote upon a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and

4.	To consider and vote upon any other matters that properly come before the special meeting or any adjournment or postponement thereof.

Only holders of record of AACC common stock at the close of business on May 3, 2013, the record date of the special meeting (the “record date”), are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting.

The merger agreement, the merger, and the “golden parachute” compensation arrangements are more fully described in the accompanying proxy statement/prospectus, which AACC urges you to read carefully and in its entirety. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus, which AACC also urges you to read carefully and in its entirety.

The merger cannot be completed without the affirmative vote of the holders of a majority of the shares of AACC common stock outstanding as of the record date to adopt the merger agreement. The approval of the “golden parachute” compensation is advisory (non-binding) and is not a condition to completion of the merger. Whether or not you plan to attend the special meeting, please complete, sign and return the enclosed proxy card or submit your proxy by Internet, by telephone, or by mail following the instructions on the proxy card.

AACC’s Board of Directors has, by a unanimous vote of those directors present, approved and authorized the merger agreement and recommends that you vote “FOR” adoption of the merger agreement. AACC’s Board of Directors recommends that you vote “FOR” approval, on any advisory (non-binding) basis, of the “golden parachute” compensation payable to AACC’s named executive officers in connection with the merger.

Under the DGCL, AACC’s stockholders may exercise appraisal rights in connection with the merger. Record holders of AACC common stock who do not vote in favor of the proposal to adopt the merger agreement and who comply with all of the other necessary procedural requirements under the DGCL will have the right to dissent from the merger and to seek appraisal of the fair value of their shares of AACC common stock in lieu of receiving the per share merger consideration, as determined by the Delaware Court of Chancery. For a description of appraisal rights and the procedures to be followed to assert them, stockholders should review the provisions of Section 262 of the DGCL, a copy of which is included as Annex C to the accompanying proxy statement/prospectus.

The affirmative vote of a majority of the shares of AACC common stock present (in person or by proxy) and entitled to vote on the proposal is required for the approval of the advisory (non-binding) proposal on “golden parachute” compensation.

AACC urges you to read the proxy statement/prospectus and merger agreement carefully and in their entirety.

If you have questions about the merger agreement or the merger, including the procedures for voting your shares, you should contact AACC’s proxy solicitor, D.F. King & Co., Inc., toll-free (for stockholders) at (888) 644-5854 or (for banks and brokers) at (212) 269-5550.

BY ORDER OF THE BOARD OF DIRECTORS

Edwin L. Herbert. Esq.,
Vice President, General Counsel & Secretary

May 6, 2013

Please do not return your AACC common stock certificates with the enclosed proxy card. Rather, as more fully described in this proxy statement/prospectus, you should surrender your AACC common stock certificates only in accordance with the instructions set forth in the election form delivered to you (or, if you hold your shares in “street name”. to your broker, bank or other nominee) by the exchange agent on or about the date this proxy statement/prospectus was first mailed to AACC stockholders. See “The Merger Agreement—Election Procedures” on page 83 for additional information related to the exchange of your AACC common stock certificates for the proposed merger consideration.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Encore and AACC from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus, other than certain exhibits to those documents, at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses:

Encore Capital Group, Inc. 3111 Camino Del Rio North, Suite 1300 San Diego, California 92108 Phone: (877) 445-4581 Email: adam.sragovicz@encorecapital.com	Asset Acceptance Capital Corp. 28405 Van Dyke Avenue Warren, Michigan 48093 Phone: (586) 939-9600 Email: marraf@assetacceptance.com

You will not be charged for any of these documents that you request. AACC stockholders requesting documents should do so by June 10, 2013 in order to receive them before the special meeting. See “Where You Can Find More Information” on page 123.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The questions and answers below, which are for your convenience only, briefly address some commonly asked questions about the merger, highlight only selected procedural information from this proxy statement/prospectus and are qualified in their entirety by the more detailed information contained elsewhere in this proxy statement/prospectus. These questions and answers may not address all of the questions, nor do they contain all of the information, that may be important to you as an AACC stockholder. You should read carefully the entire document (including the attached annexes) and the additional documents incorporated by reference into this document.

Q: Why am I receiving these materials?

A: You are receiving this proxy statement/prospectus and proxy card because you own shares of AACC common stock. AACC’s Board of Directors is providing these proxy materials to give you information to determine how to vote in connection with the special meeting of AACC’s stockholders. Additionally, this proxy statement/prospectus is being provided to assist you in determining whether to elect to receive Encore common stock as your merger consideration (as defined below).

Q: When and where is the special meeting?

A: The special meeting will be held on June 13, 2013, at 9:00 a.m. (local time), at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022.

Q: Upon what am I being asked to vote at the special meeting?

A: You are being asked to consider and vote upon the following proposals:

1. To consider and vote on a proposal to adopt the merger agreement, by and among AACC, Encore and Merger Sub, pursuant to which Merger Sub will be merged with and into AACC, with AACC continuing as the surviving corporation and a wholly owned subsidiary of Encore;

2. To consider and cast an advisory (non-binding) vote with respect to certain agreements or understandings with, and items of compensation payable to, AACC named executive officers that are related to the merger (the “golden parachute” compensation);

3. To consider and vote upon a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement; and

4. To consider and vote upon any other matters that properly come before the special meeting or any adjournment or postponement thereof.

Q: Why is the merger being proposed?

A: AACC’s purpose in proposing the merger is to enable stockholders to receive, upon completion of the merger, the applicable merger consideration (as defined below) for each share of AACC common stock outstanding immediately prior to the merger. After careful consideration, AACC’s Board of Directors has, by unanimous vote of all directors present, (i) determined that the merger is fair to, and in the best interests of, AACC and its stockholders, (ii) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, (iii) resolved to recommend adoption of the merger agreement to the holders of AACC common stock and (iv) directed that the merger agreement be submitted to the holders of AACC common stock for their adoption at a stockholders’ meeting duly called and held for such purpose. For a more detailed discussion of the conclusions, determinations and reasons of AACC’s Board of Directors for recommending that AACC undertake the merger on the terms of the merger agreement, see “AACC Proposal No. 1 – The Merger—AACC’s Reasons for the Merger; Recommendation of the AACC Board of Directors” beginning on page 46.

Q: What will happen in the merger?

A: If the merger is completed, Merger Sub will merge with and into AACC and AACC will continue as the surviving corporation and become a wholly owned subsidiary of Encore. As a result of the merger, AACC’s common stock will no longer be publicly traded and you will no longer have any interest in AACC’s future earnings or growth, unless you own Encore common stock (whether through the receipt of Encore common stock as merger consideration (as defined below) or otherwise). In addition, AACC common stock will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and AACC will no longer be required file periodic reports with the SEC with respect to AACC common stock, in each case in accordance with applicable law, rules and regulations.

Q: What will I receive in the merger?

A: If the merger is completed, you will be entitled, in accordance with the terms of the merger agreement, to elect to receive cash, shares of Encore common stock or a combination thereof in exchange for the shares of AACC common stock you own at the time of the merger. Specifically, each share of AACC common stock with respect to which you validly elect to receive cash (a “cash election”) will be converted into the right to receive an amount in cash equal to $6.50 without interest and less any applicable withholding taxes (the “cash consideration”). Subject to proration as described below, each share of AACC common stock with respect to which you elect to receive Encore common stock (a “stock election”) will be converted into the right to receive 0.2162 validly issued, fully paid and nonassessable shares of Encore Common Stock less any applicable withholding taxes (together with any cash in lieu of fractional shares of Encore common stock to be paid pursuant to the terms of the merger agreement, the “stock consideration” and together with the cash consideration, the “merger consideration”), which reflects the quotient determined by dividing the per share merger consideration of $6.50 by the closing stock price per share of Encore common stock on March 5, 2013 (the last trading day prior to the announcement of the merger agreement).

Please note that no more than 25% of the shares of AACC common stock outstanding as of the time of the merger may be exchanged for stock consideration (the “maximum stock election”). If you elect to receive stock consideration and the holders of AACC common stock elect in the aggregate to receive stock consideration in excess of the maximum stock election, then the number of shares of AACC common stock owned by you that will be exchanged for stock consideration will be subject to a pro rata reduction based on the total number of shares of AACC common stock for which you made a stock election compared to the total number of shares of AACC common stock for which all AACC stockholders made a stock election, such that that the aggregate number of shares of AACC common stock actually exchanged for stock consideration equals the maximum stock election. Each share of AACC common stock with respect to which neither a cash election nor a stock election has been validly made will automatically be converted into the right to receive only the cash consideration. See “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81, and “The Merger Agreement—Election Procedures” on page 83, for additional information related to the exchange of your AACC common stock for the proposed merger consideration.

The foregoing does not apply to shares owned by Encore, Merger Sub or any of their subsidiaries or any AACC stockholders who are entitled to and who properly exercise, and do not properly withdraw, their appraisal rights under the DGCL.

Q: How does the per share merger consideration compare to the market price of AACC common stock prior to announcement of the merger?

A: The $6.50 per share merger consideration (which is payable in cash or shares of Encore common stock as described above) represents a premium of approximately 24.76% relative to AACC’s closing stock price of $5.21 on March 1, 2013, the last full trading day prior to the announcement by AACC (made before the opening of NASDAQ on March 4, 2013) that AACC was rescheduling its 2012 fourth quarter and year-end earnings release and conference call, approximately 12.85% relative to AACC’s closing stock price of $5.76 on March 5, 2013, the last full trading day before the announcement of the proposed transaction, and approximately 23.57% premium over AACC’s volume-weighted average closing stock price of $5.26 over the last 30 full trading days prior to announcement of the proposed merger with Encore on the morning of March 6, 2013.

Q: What is the recommendation of AACC’s Board of Directors?

A: Based on the factors described in “AACC Proposal No. 1 – The Merger—AACC’s Reasons for the Merger; Recommendation of the AACC Board of Directors” beginning on page 46, AACC’s Board of Directors, after careful consideration, has, by a unanimous vote of all directors present, approved and authorized the merger agreement, the merger and the other transactions contemplated by the merger agreement, and determined that the merger agreement is advisable and in the best interests of the stockholders of AACC. AACC’s Board of Directors has, by a unanimous vote of all directors present, approved and authorized the merger agreement and unanimously recommends that you vote “FOR” the adoption of the merger agreement. The recommendation of AACC’s Board of Directors is based, in part, upon the unanimous recommendation of a strategic alternatives review committee of AACC’s Board of Directors consisting of four disinterested directors. AACC’s Board of Directors established the review committee for the purpose of determining which, if any, strategic alternatives AACC should pursue and, in the event that a strategic alternative was to be pursued, to, among other things, determine whether such strategic alternative is fair to and in the best interests of AACC and its stockholders and make an appropriate recommendation to AACC’s Board of Directors. AACC’s Board of Directors also recommends that you vote “FOR” the approval of the “golden parachute” compensation. See “AACC Proposal No. 1 – The Merger—AACC’s Reasons for the Merger; Recommendation of the AACC Board of Directors” beginning on page 46 and “AACC Proposal No. 2 – Advisory Vote Regarding Golden Parachute Compensation” on page 112.

Q: Who will own AACC after the merger?

A: Immediately following the merger, AACC will be a wholly owned subsidiary of Encore and the current stockholders of AACC will cease to own any shares of AACC capital stock.

Q: What are the consequences of the merger to present members of management and AACC’s Board of Directors?

A: Shares of AACC common stock owned by members of management and AACC’s Board of Directors will be treated the same as shares held by other AACC stockholders. Options, restricted stock units and deferred stock units related to AACC common stock that are held by members of management and AACC’s Board of Directors will be treated the same as outstanding options, restricted stock units and deferred stock units related to AACC common stock which are held by other AACC employees. Each such option, restricted stock unit and deferred stock unit will be cancelled in exchange for the right to receive a lump sum cash payment equal to the per share merger consideration, without interest and less any applicable exercise price per share of AACC common stock underlying such option, restricted stock unit or deferred stock unit and less any applicable withholding taxes. See “The Merger Agreement—Treatment of AACC Stock Options and Other Equity-Based Awards” beginning on page 82. For information regarding other payments and benefits to AACC’s named executive officers that are tied to or based on the merger, see “AACC Proposal No. 2 – Advisory Vote Regarding Golden Parachute Compensation” on page 112.

Q: Is the merger subject to the satisfaction of any conditions?

A: Yes. The completion of the merger is subject to the satisfaction or waiver of the conditions described in “The Merger Agreement—Conditions to Complete the Merger” beginning on page 86. These conditions include:

•	the adoption of the merger agreement by the holders of a majority of the of the outstanding AACC common stock;

•	the expiration or termination of the regulatory waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

v

•	the absence of any order or law, judgment or ruling of any governmental entity that restrains, enjoins, prohibits or otherwise prevents the consummation of the merger;

•	the approval for listing on NASDAQ (subject to official notice of issuance) of the shares of Encore common stock to be issued as stock consideration;

•

the declaration by the SEC of the effectiveness of Encore’s registration statement on Form S-4 and the absence of any stop order suspending such effectiveness (or proceeding seeking such suspension) issued by the SEC;

•	the absence of a material adverse effect on each of AACC and Encore;

•	the accuracy of the representations and warranties of AACC, Encore and Merger Sub (subject in certain cases to certain materiality, knowledge and other qualifications); and

•	AACC’s, Encore’s and Merger Sub’s performance in all material respects of their respective obligations under the merger agreement.

Q: Who can attend and vote at the special meeting?

A: All holders of AACC common stock at the close of business on the record date will be entitled to vote (in person or by proxy) on the merger agreement at the special meeting or any adjournments or postponements of the special meeting. As of the record date, there were 30,838,459 shares of AACC Common Stock issued and outstanding.

For directions to the special meeting, please call AACC’s Investor Relations line at (586) 939-9600—option 5. We look forward to having you at the meeting.

Q: What vote is required to approve the merger agreement?

A: The merger agreement will only be adopted upon the affirmative vote of a majority of the shares of AACC common stock outstanding on the record date. Because the required vote is based on the number of shares outstanding rather than on the number of votes cast at the special meeting, failure to vote your shares (including as a result of broker non-votes) and abstentions will have the same effect as voting “AGAINST” the adoption of the merger agreement. AACC urges you to attend the special meeting to vote your shares in person. If you are not able to attend the special meeting in person, AACC urges you to either complete, execute and return the enclosed proxy card in accordance with the instructions set forth in “The Merger Agreement—Election Procedures” on page 83 or submit your proxy or voting instructions by Internet, by telephone or by mail to assure the representation of your shares at the special meeting. A “broker non-vote” occurs when a broker does not have discretion to vote on the matter and has not received instructions from the beneficial owner (i.e., you) as to how such beneficial owner’s shares are to be voted on the matter.

Q: Have any stockholders already agreed to approve the merger?

A: In connection with the merger agreement, AAC Quad-C Investors LLC (the “supporting stockholder”), which owned as of March 6, 2013, approximately 35.6% of the outstanding shares of AACC, entered into a voting agreement with Encore, dated as of March 6, 2013 (the “voting agreement”), pursuant to which the supporting stockholder has agreed to vote all of its shares of AACC common stock in favor of the adoption of the merger agreement. See “The Merger Agreement—Voting Agreement” on page 99.

Other than the supporting stockholder, to AACC’s knowledge, none of AACC’s stockholders have entered into an agreement to vote their shares of AACC common stock in favor or against the adoption of the merger agreement.

Q: Why am I being asked to cast an advisory (non-binding) vote with respect to “golden parachute” compensation payable to AACC’s named executive officers in connection with the merger?

A: The applicable rules of the SEC require AACC to seek an advisory (non-binding) vote with respect to certain payments that will be made to AACC’s named executive officers in connection with the merger.

Q: What is the “golden parachute” compensation for purposes of this advisory vote?

A: The “golden parachute” compensation is certain compensation that is tied to or based on the merger and payable to AACC’s named executive officers. See “AACC Proposal No. 1 – The Merger – Summary of Potential Payments to AACC’s Executive Officers and Directors” beginning on page 72 and “AACC Proposal No. 2 – Advisory Vote Regarding Golden Parachute Compensation” on page 112.

Q: What vote is required to approve the “golden parachute” compensation payable to AACC’s named executive officers in connection with the merger?

A: The affirmative vote of a majority of the shares of AACC common stock present (in person or by proxy) and entitled to vote on the proposal is required for approval of the advisory (non-binding) proposal on “golden parachute” compensation.

Q: What will happen if stockholders do not approve the “golden parachute” compensation at the special meeting?

A: Approval of the “golden parachute” compensation is not a condition to completion of the merger. The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on AACC or Encore. If the merger agreement is adopted by AACC stockholders and the merger is completed, the “golden parachute” compensation may be paid to AACC’s named executive officers even if stockholders fail to approve the golden parachute compensation so long as the otherwise applicable conditions to payment are satisfied. For a more detailed description of the “golden parachute” compensation and the terms and conditions applicable for payment of such compensation to be triggered, please see “AACC Proposal No. 1 – The Merger – Summary of Potential Payments to AACC’s Executive Officers and Directors” beginning on page 72.

Q: What is a quorum for the special meeting—i.e., how many shares must be present to hold the special meeting?

A: In order for AACC to convene the special meeting, a majority of the shares of AACC common stock outstanding as of May 3, 2013 (or 15,419,230 shares) must be present in person or by proxy (which shares comprise a majority in voting power of the AACC capital stock issued and outstanding and entitled to vote at the special meeting). This majority is referred to as a quorum. If a quorum is not present at the special meeting, the special meeting may be adjourned or postponed from time to time until a quorum is obtained. If you submit a proxy, your shares will be counted to determine whether AACC has a quorum even if you abstain or fail to provide voting instructions on any of the proposals listed on the proxy card. If your shares are held in the name of a nominee that submits a proxy card with regard to your shares and you do not tell the nominee how to vote your shares, these shares will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

Q: How many votes do I have?

A: You have one vote for each share of AACC common stock that you own as of the record date.

Q: How are votes counted?

A: Votes will be counted by the inspector of election appointed for the special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes and separately count votes in respect of each proposal. A “broker non-vote” occurs when a nominee holding shares for a beneficial owner does not receive instructions from the beneficial owner with respect to the merger proposal, or the proposal for “golden parachute” compensation, or the adjournment proposal, counted separately.

Because Delaware law and the amended and restated certificate of incorporation of AACC require the affirmative vote of holders of a majority of the outstanding shares of AACC common stock to approve the adoption of the merger agreement, the failure to vote, broker non-votes and abstentions will have the same effect as voting “AGAINST” the merger proposal. If you complete, sign and submit your proxy card without indicating how you wish to vote, your proxy will be counted as a vote “FOR” the adoption of the merger agreement.

Because the advisory non-binding vote to approve the “golden parachute” compensation and the vote to approve any adjournment or postponement of the special meeting each require the affirmative vote of the holders of a majority of the shares of AACC common stock having voting power which are present (in person or by proxy) at the special meeting, the failure to vote and broker non-votes will have no effect on the “golden parachute” compensation and adjournment proposals. However, abstentions will have the same effect as a vote “AGAINST” each such proposal. If you complete, sign and submit your proxy card without indicating how you wish to vote, your proxy will be counted as a vote “FOR” the advisory non-binding vote on the “golden parachute” compensation and “FOR” the approval of any adjournment or postponement of the special meeting. See “The AACC Special Meeting—Record Date; Stockholders Entitled to Vote; Quorum; Voting Information” on page 32.

Q: How do I vote my shares of AACC common stock?

A: Before you vote, you should read this proxy statement/prospectus carefully and in its entirety, including the annexes and documents incorporated herein by reference, and carefully consider how the merger affects you. Then, mail your completed, dated and signed proxy card in the enclosed return envelope or submit your proxy by Internet, by telephone or by mail as soon as possible so that your shares can be voted at the special meeting. For more information on how to vote your shares, see “The AACC Special Meeting—How You Can Vote” beginning on page 34.

If your shares are registered in the name of a broker, bank or other nominee, follow the instructions provided by your broker, bank or nominee to vote your shares. If your shares are registered in your name:

You may vote in person at the special meeting. You may obtain directions to the special meeting in order to vote in person by calling AACC’s Investor Relations line at (586) 939-9600—option 5.

You may vote by telephone. You may vote by telephone regardless of whether you receive your special meeting materials through the mail or over the Internet. Simply follow the instructions on your proxy card or electronic access notification. If you vote by telephone, you should not vote over the Internet or mail in your proxy card.

You may vote over the Internet. You may vote over the Internet regardless of whether you receive your special meeting materials through the mail or over the Internet. Simply follow the instructions on your proxy card or electronic access notification. If you vote over the Internet, you should not vote by telephone or mail in your proxy card.

You may vote by mail. If you received proxy material through the mail, simply complete and sign the proxy card included therein and mail it in the enclosed prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct.

All shares of AACC common stock represented by validly executed proxies will be voted at the special meeting, and such shares will be voted in accordance with the instructions provided. If you complete, sign and submit your proxy card without indicating how you wish to vote, your proxy will be counted as a vote “FOR” the adoption of the merger agreement, “FOR” the advisory non-binding vote on the “golden parachute” compensation and “FOR” the approval of any adjournment of the special meeting. “Broker non-votes” (and other failures to vote) will have the same effect as if you had voted “AGAINST” the merger proposal and will have no effect on the outcome of the “golden parachute” compensation and adjournment proposals. Abstentions will have the same effect as if you had voted “AGAINST” the merger, “golden parachute” compensation and adjournment proposals. See “The AACC Special Meeting—Record Date; Stockholders Entitled to Vote; Quorum; Voting Information” beginning on page 32.

Q: What happens if I do not vote?

A: The vote to adopt the merger agreement is based on the total number of shares of AACC common stock outstanding on the record date, and not just the shares that are voted. If you do not vote, it will have the same effect as a vote “AGAINST” the merger proposal. If the merger is completed, whether or not you vote for the merger proposal, you will be paid the per share merger consideration for your shares of AACC common stock upon completion of the merger in accordance with the terms of the merger agreement, unless you properly exercise your appraisal rights. See “AACC Proposal No. 1 – The Merger—Appraisal Rights” beginning on page 66, and Annex C to this proxy statement/prospectus.

The vote to approve the “golden parachute” compensation is advisory only and will not be binding on AACC or Encore and is not a condition to completion of the merger. If the merger agreement is adopted by the stockholders and completed, the “golden parachute” compensation may be paid to AACC’s named executive officers even if AACC stockholders fail to approve the golden parachute compensation. See “AACC Proposal No. 2 – Advisory Vote Regarding Golden Parachute Compensation” on page 112.

Q: If the merger is completed, how will I receive the merger consideration for my shares?

A: If the merger agreement is adopted and the merger is consummated, and if you are the record holder of your shares of AACC common stock immediately prior to the effective time of the merger, you will be sent a letter of transmittal to complete and return to an exchange agent to be designated by Encore (the “exchange agent”). In order to receive the stock consideration in exchange for all or a portion of your shares of AACC common stock, you must send the exchange agent, according to the instructions provided by the exchange agent in a separate mailing, your validly completed merger consideration election form prior to the election deadline (see “The Merger Agreement—Consideration to be Received in the Merger” on page 81 and “The Merger Agreement—Election Procedures” on page 83). Even of you do not intend to make a stock election, you must submit a validly completed letter of transmittal together with your AACC common stock certificates and other required documents to the exchange agent as instructed in order to receive the per share merger consideration in exchange for your shares. Once you have properly submitted a completed letter of transmittal, you will receive the applicable merger consideration in accordance with the terms of any such validly submitted election form and the terms of the merger agreement. If your shares of AACC common stock are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to submit an election form and how to effect the surrender of your “street name” shares in order to receive the applicable merger consideration for those shares.

Q: What happens to AACC’s outstanding common stock option awards if the merger is completed?

A: At least 15 days prior to the effective time of the merger, all outstanding stock options will become fully vested and exercisable in accordance with the terms and conditions of the applicable award agreement and any equity compensation plan of AACC under which such option was granted. Upon completion of the merger, each stock option issued under AACC’s equity compensation plans will be cancelled and terminated in exchange for the right to receive a cash amount equal to the total number of shares of AACC common stock for which the option may be exercised as of immediately prior to the merger multiplied by the excess, if any, of the cash consideration over the per share option exercise price, without interest and less any applicable withholding taxes.

Q: What happens to AACC’s outstanding restricted stock units if the merger is completed?

A: Upon completion of the merger, each restricted stock unit that is issued under AACC’s equity compensation plans and outstanding immediately prior to the effective time will be cancelled and converted into the right to receive an amount in cash equal to the cash consideration multiplied by the total number of shares of AACC common stock subject to such AACC restricted stock unit (using, if applicable, the goal (100%) level of achievement under the respective award agreement to determine such number), without interest and less any applicable withholding taxes.

Q: What happens to AACC’s outstanding deferred stock units if the merger is completed?

A: Upon completion of the merger, each deferred stock unit that is issued under AACC’s equity compensation plans and outstanding immediately prior to the effective time will be cancelled and converted into the right to receive an amount in cash equal to cash consideration multiplied by the total number of shares of AACC common stock subject to such AACC deferred stock unit (using, if applicable the goal (100%) level of achievement under the respective award agreement to determine such number), without interest and less any applicable withholding taxes.

Q: What happens if the merger is not completed?

A: If the merger agreement is not adopted by the stockholders of AACC or if the merger is not completed for any other reason, the holders of AACC capital stock will not receive any payment for their shares of AACC common stock, options, restricted stock units or deferred stock units in connection with the merger. Instead, AACC will remain an independent public company, AACC common stock will continue to be listed and traded on NASDAQ and registered under Exchange Act and AACC will continue to file periodic reports with the SEC with respect to AACC common stock. Under specified circumstances, AACC may be required to pay to Encore a fee with respect to the termination of the merger agreement, as described under “The Merger Agreement—Termination Fee” beginning on page 92.

Q: How do I make a valid election to receive the merger consideration and when should I send in my stock certificates?

A: In accordance with the merger agreement, contemporaneously with the AACC’s mailing of this proxy statement/prospectus to the record holders of AACC common stock on the record date, the exchange agent will deliver to each such holder an election form, a letter of transmittal and instructions on how such holder may surrender its certificates or book-entry shares representing AACC common stock in exchange for payment of the applicable merger consideration (collectively, the “election form”). Each election form will permit the holder to specify the number of its shares of AACC common stock with respect to which a cash election is made and the number with respect to which a stock election is made.

Each share of AACC common stock with respect to which no election has been made, or for which a properly completed election form was not received by the exchange agent, before 5:00 p.m. New York local time on the date (the “election deadline”) that is four (4) business days prior to the effective time of the merger (which date will be publicly announced by Encore as soon as reasonably practicable prior to the effective time of the merger), will be automatically converted into the right to receive the cash consideration. After the consummation of the merger, the exchange agent will send each stockholder who has not submitted a valid letter of transmittal covering all of its shares of AACC common stock a letter of transmittal and instructions on how such holder may surrender any certificates or book-entry shares representing such shares in exchange for payment of the cash consideration.

You should send your stock certificates, together with a completed and executed election form, to the exchange agent, and not AACC, as far in advance of the election deadline as possible. If you hold your shares of AACC common stock in “street name”, your broker, bank or other nominee will be sent the election form and you will receive instructions from such broker, bank or other nominee on how to timely submit an election form.

Q: I do not know where my stock certificate is—how will I get my merger consideration?

A: The election form sent prior to the completion of the merger (and, should you fail to submit a valid election form prior to the election deadline, the materials you are sent after the completion of the merger) will include the procedures that you must follow if you cannot locate your stock certificate(s). This will include an affidavit that you will need to sign attesting to the loss or destruction of your stock certificate(s). The exchange agent or the surviving corporation may also require that you post a bond in an amount that Encore reasonably directs as indemnity against any claim that may be made against it with respect to such lost stock certificate.

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Q: What happens if I sell my shares of AACC common stock before the special meeting?

A: The record date for stockholders entitled to vote at the special meeting is earlier than the consummation of the merger. If you transfer your shares of AACC common stock after the record date but before the special meeting you will, unless special arrangements are made, retain your right to vote at the special meeting, but will transfer the right to receive the per share merger consideration to the person to whom you transfer your shares.

Q: If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A: Your broker, bank or other nominee will not vote your shares of AACC common stock on your behalf unless you provide instructions to your broker, bank or nominee on how to vote. You should follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your shares of AACC common stock. Without those instructions to your nominee, your shares will not be voted, which will have the same effect as voting “AGAINST” the adoption of the merger agreement, but will have no effect for purposes of the advisory (non-binding) vote on the “golden parachute” compensation or the proposals to adjourn the special meeting, if necessary or appropriate, or to solicit additional proxies.

Q: Will my shares held in “street name” or another form of record ownership be combined for voting purposes with shares I hold of record?

A: No. Because any shares of AACC common stock you may hold in “street name” will be deemed to be held by a different stockholder than any shares you hold of record, any shares so held will not be combined for voting purposes with shares you hold of record. Similarly, if you own shares in various registered forms, such as jointly with your spouse, as trustee of a trust or as custodian for a minor, you will receive, and will need to complete, sign and return, a separate proxy card for those shares because they are held in a different form of record ownership. Shares held by a corporation or business entity must be voted by an authorized officer of the entity. Shares held in an individual retirement account must be voted under the rules governing the account.

Q: What does it mean if I receive more than one set of proxy materials?

A: This means you own shares of AACC common stock that are registered under different names or are in more than one account. For example, you may own some shares directly as a stockholder of record and other shares through a broker, bank or other nominee or you may own shares through more than one nominee. In these situations, you will receive multiple sets of proxy materials. You must vote, complete, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards that you receive in order to vote all of the shares of AACC common stock that you own. Each proxy card you receive comes with its own prepaid return envelope. If you submit your proxy by mail, make sure you return each proxy card in the return envelope that accompanies that proxy card.

Q: What if I fail to instruct my broker, bank or other nominee?

A: Without instructions from you, your broker, bank or other nominee will not vote any of your shares held in “street name.” Broker non-votes will be counted for purposes of determining the presence or absence of a quorum. Broker non-votes will have exactly the same effect as a vote “AGAINST” the merger proposal, but will have no effect on the advisory (non-binding) vote on “golden parachute” compensation or the adjournment proposal.

Q: When do you expect the merger to be completed?

A: In order to complete the merger, AACC must obtain the stockholder approval described in this proxy statement/prospectus and the other closing conditions under the merger agreement must be satisfied or waived. The parties to the merger agreement currently expect to complete the merger in the second quarter of 2013, although none of AACC, Encore or Merger Sub can assure completion by any particular date, if at all. Because the merger is subject to a number of conditions, the exact timing of completion of the merger cannot be determined at this time.

Q: What are the U.S. federal income tax consequences of the merger?

A: Your exchange of AACC common stock for the merger consideration in the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state and local and non-U.S. tax laws. Accordingly, a U.S. holder (as defined in this proxy statement/prospectus) generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the sum of (i) the amount of cash received by such holder in the merger and (ii) the fair market value, at the effective time of the merger, of the shares of Encore common stock received by such holder in the merger, and (b) such holder’s adjusted tax basis in the shares of AACC common stock owned by such holder immediately prior to the effective time of the merger. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 106 for a discussion of material U.S. federal income tax consequences of the merger. The tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the U.S. federal income tax consequences of the merger to you, as well as U.S. federal income tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Q: What happens if I do not return a proxy card by mail, vote via the Internet or telephone or attend the special meeting and vote in person?

A: Your (or your nominee’s) failure to return your proxy card by mail, vote via the Internet or telephone, or your (or your nominee’s) failure to attend the special meeting and vote your shares of AACC common stock in person, will have the same effect as a vote “AGAINST” adoption of the merger agreement, but will have no effect on the advisory (non-binding) vote on “golden parachute” compensation or the adjournment proposal.

Q: May I vote in person?

A: Yes. You may attend the special meeting and vote your shares in person whether or not you sign and return your proxy card. If your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy from such record holder.

Q: May AACC stockholders ask questions at the special meeting?

A: Yes, representatives of AACC will answer stockholder questions of general interest at the meeting as time permits.

Q: May I change my vote after I have delivered my signed proxy card?

A: Yes. You may revoke and change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of three ways:

•	first, you can send a written notice to AACC’s Corporate Secretary stating that you would like to revoke your proxy;

•	second, you can complete and submit a new, later-dated proxy by Internet, by telephone or by mail; or

•	third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow directions received from your broker, bank or other nominee to change those instructions.

Q: Can my shares of AACC common stock be voted on matters other than those described in this proxy statement/prospectus?

A; Yes, if any other item or proposal properly comes before the special meeting, the proxies received will be voted in accordance with the discretion of the persons named as proxy holders. However, as of the date of this document, we have not received proper notice of, and are unaware of, any business to be transacted at the special meeting other than as indicated in this proxy statement/prospectus.

Q: Where can I find the voting results of the special meeting?

A: We intend to announce preliminary voting results at the special meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC as soon as practicable following the meeting (and in any event within four business days of the meeting).

Q: Are AACC Stockholders entitled to appraisal rights?

A: Yes. Under Section 262 of the DGCL, record holders of AACC common stock who do not vote in favor of the proposal to adopt the merger agreement will be entitled to seek appraisal rights in connection with the merger, and if the merger is completed, be entitled to receive payment based upon a valuation, together with a fair rate of interest and in lieu of any consideration to be received under the merger agreement, determined by the Court of Chancery of the State of Delaware. To exercise their appraisal rights, AACC stockholders must strictly follow the procedures prescribed by Section 262 of the DGCL. These procedures are summarized in this proxy statement/prospectus in the section entitled “AACC Proposal No. 1 – The Merger – Appraisal Rights” beginning on page 66. In addition, a copy of Section 262 of the DGCL is included as Annex C to this proxy statement/ prospectus. Failure to strictly comply with these provisions will result in the loss of appraisal rights.

Q: What rights do I have to seek a valuation of my shares?

A: Under Delaware law, holders of AACC common stock who do not vote in favor of the merger may exercise appraisal rights, but only if they do not vote in favor of the merger proposal and they otherwise comply with the procedures of Section 262 of the DGCL, which is the appraisal statute applicable to Delaware corporations. See “AACC Proposal No. 1 – The Merger—Appraisal Rights” beginning on page 66. A copy of Section 262 of the DGCL is included as Annex C to this proxy statement/prospectus.

Q: What do I need to do now?

A: You should carefully read this proxy statement/prospectus, including the annexes in their entirety, and consider how the merger would affect you. Please complete, sign, date and mail your proxy card in the enclosed postage prepaid envelope (or follow the instructions for voting your shares on the back of such proxy card) as soon as possible so that your shares may be represented at the special meeting.

Q: Who can help answer my questions?

A: If you have questions about the merger agreement or the merger, including the procedures for voting your shares at the special meeting, you should contact AACC’s proxy solicitor, D.F. King & Co., Inc., toll-free (for stockholders) at (888) 644-5854 or (for banks and brokers) at (212) 269-5550.

More information on AACC can be obtained by contacting AACC’s Investor Relations line at (586) 939-9600—option 5, going to AACC’s website at www.assetacceptance.com or writing to: Asset Acceptance Capital Corp., Attn: Investor Relations, 28405 Van Dyke Avenue, Warren, Michigan 48093.

SUMMARY

This summary highlights information contained elsewhere in this document and may not contain all of the information that is important to you. Before voting, we urge you to carefully read the entire document, including the annexes, and the other documents to which we refer in order to fully understand the merger and the related transactions. AACC has included section references to direct you to more complete descriptions of the topics described in this summary. You may obtain the information incorporated by reference into this document without charge by following the instructions in “Where You Can Find More Information” on page 123.

Special Meeting of AACC Stockholders to Consider and Adopt the Merger Agreement

This document contains information related to a special meeting of the stockholders of AACC to be held on June 13, 2013, at 9:00 a.m. (local time), at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and at any adjournments or postponements thereof. AACC is furnishing this document, which, among other things, serves as AACC’s proxy statement issued in connection with such special meeting, to holders of AACC common stock as part of the solicitation of proxies by AACC’s Board of Directors for use at the special meeting. At the special meeting you will be asked to, among other things, (i) consider and vote on the adoption of the merger agreement and (ii) cast an advisory (non-binding) vote with respect to certain agreements or understandings with, and items of compensation payable to, AACC named executive officers that are based on or otherwise related to the merger (the “golden parachute” compensation). This document is first being mailed to stockholders on or about May 7, 2013. The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this document. Please carefully read the merger agreement as it is the legal document that governs the merger. See “AACC Proposal No. 1 – The Merger” beginning on page 36 and “AACC Proposal No. 2 – Advisory Vote Regarding Golden Parachute Compensation” on page 112.

Required Vote of AACC Stockholders

Under the DGCL and AACC’s amended and restated certificate of incorporation, the affirmative vote of the record holders of a majority of the shares of AACC common stock outstanding as of the record date is required to adopt and approve the merger agreement and the merger. Abstentions and “broker non-votes” (or other failures to vote) will have the same effect as votes “AGAINST” the merger agreement and the merger.

The affirmative vote of a majority of the shares of AACC common stock present (in person or by proxy) and entitled to vote on the proposal is required for the approval of the advisory (non-binding) proposal on “golden parachute” compensation. The vote to approve the “golden parachute” compensation is advisory only and will not be binding on AACC or Encore and is not a condition to completion of the merger. If the merger agreement is adopted by AACC stockholders and completed, the “golden parachute” compensation may be paid to the AACC’s named executive officers even if AACC stockholders fail to approve the “golden parachute” compensation. “Broker non-votes” (or other failures to vote) will have no effect on the proposal to approve the “golden parachute” compensation, but abstentions will have the same effect as a vote “AGAINST” the proposal to approve the “golden parachute” compensation.

The approval of the proposal to adjourn the special meeting if there are not sufficient votes to adopt the merger agreement and the merger requires the affirmative vote of a majority of the shares of AACC common stock present (in person or by proxy) and entitled to vote on the proposal. “Broker non-votes” (or other failures to vote) will have no effect on, but abstentions will have the same effect as a vote “AGAINST”, the proposal to adjourn the special meeting.

See “AACC Proposal No. 2 – Advisory Vote Regarding Golden Parachute Compensation” on page 112 and “AACC Proposal No. 3 – Adjournment of the Special Meeting” on page 113.

Record Date

You are entitled to vote at the special meeting of AACC’s stockholders if you owned shares of AACC common stock at the close of business on May 3, 2013, which is the record date for the special meeting. On the record date, 30,838,459 shares of AACC common stock were outstanding and entitled to vote at the special meeting. See “The AACC Special Meeting—Record Date; Stockholders Entitled to Vote; Quorum; Voting Information” beginning on page 32.

Voting Information

You will have one vote for each share of AACC common stock that you owned at the close of business on the record date. If your shares are held in “street name” by a broker, bank or other nominee, you will need to provide your broker, bank or nominee with instructions on how to vote your shares. Before voting your shares of AACC common stock, you should read this proxy statement/prospectus in its entirety, including its annexes, and carefully consider how the merger affects you. Then, submit your completed, dated and signed proxy by Internet, by telephone or by mail, as soon as possible so that your shares can be voted at the special meeting. For more information on how to vote your shares, please refer to “The AACC Special Meeting—How You Can Vote” beginning on page 34.

Merger Sub will Merge with and into AACC, Upon Completion of the Merger AACC will be a Wholly Owned Subsidiary of Encore

If the merger is completed, Merger Sub will have merged with and into AACC, with AACC continuing as the surviving corporation and a wholly owned subsidiary of Encore. Further, if the merger is completed, except as detailed below, each share of AACC common stock outstanding immediately prior to the completion of the merger will be converted into the right to receive the applicable per share merger consideration, without interest and less applicable withholding taxes, and you will cease to own any interest in AACC common stock. See “AACC Proposal No. 1 – The Merger Agreement—Conversion of AACC Common Stock; Exchange of Certificates” beginning on page 84 and “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81.

AACC Stockholders will Receive Cash and/or Shares of Encore Common Stock in the Merger Depending on Their Election and any Proration

As a result of the merger, each share of AACC common stock issued and outstanding immediately prior to the effective time of the merger, other than certain excluded shares, will be converted into, and will represent the right to receive the applicable per share merger consideration. Subject to the proration adjustment described below, each AACC stockholder will have the right, with respect to each share of AACC common stock owned by such stockholder, to elect to receive merger consideration consisting of either cash or shares of Encore common stock. See “The Merger Agreement—Consideration to be Received in the Merger” on page 81.

AACC stockholders must return their properly completed and signed election form (as defined below) to an exchange agent designated by Encore (the “exchange agent”) prior to the election deadline (as defined below). If you are an AACC stockholder and you do not return your election form by the election deadline or improperly complete or do not sign your election form, you will receive cash consideration only.

Cash Election

Each share of AACC common stock with respect to which an election to receive cash (a “cash election”) has been validly made will be converted into the right to receive an amount in cash equal to $6.50, without interest and less any applicable withholding taxes (the “cash consideration”). The proration described below does not apply to cash elections.

Stock Election

Each share of AACC common stock with respect to which an election to receive stock consideration (a “stock election”) has been validly made will be converted, subject to a proration adjustment in accordance with the terms of the merger agreement, into the right to receive 0.2162 validly issued, fully paid and nonassessable shares of Encore common stock less any applicable withholding taxes (together with any cash in lieu of fractional shares of Encore common stock to be paid pursuant to the merger agreement, the “stock consideration”). The cash consideration and the stock consideration are collectively referred to herein from time to time as the “merger consideration”. Please note, however, that no more than 25% of the shares of AACC common stock outstanding immediately prior to the effective time of the merger will be exchanged for shares of Encore common stock (the “maximum stock election”) and any shares of AACC common stock for which a stock election has been validly made in excess of such 25% limitation will be subject to the proration adjustment described below.

The closing stock price per share of Encore common stock as of March 5, 2013, the last full trading day prior to the announcement of the merger agreement, was $30.07. The closing stock price per share of Encore common stock as of May 3, 2013, the last full trading day prior to the date of this proxy statement/prospectus, was $29.74.

Non-Election Shares

Subject to your appraisal rights under applicable law, if you are an AACC stockholder and you do not make a cash election or stock election for each share of AACC common stock owned by you in accordance with the instructions received by you (or, if you hold your shares of AACC common stock in “street name” by your broker, bank or other nominee) from the exchange agent, your elections are not received by the exchange agent by the election deadline, your election form are improperly completed and/or are not signed, or you do not send together with your election form your certificates or book-entry shares representing you shares of AACC common stock, you will be deemed not to have made a valid election and your shares will be deemed “non-election shares.” Each non-election share of AACC common stock will be converted into the right to receive the cash consideration only.

Cancelled Shares

Shares of AACC common stock which are owned by AACC (as treasury stock) or Encore or any of its subsidiaries, in each case, will be automatically cancelled, cease to exist and will not be entitled to receive any merger consideration.

Proration

If AACC stockholders elect, in the aggregate, to receive stock consideration in excess of the 25% maximum stock election, then the number of shares AACC common stock elected to be exchanged for stock consideration by each AACC stockholder validly making a stock election will be reduced on a pro rata basis among all such stockholders, such that the aggregate number of shares of AACC common stock actually exchanged equals the maximum stock election amount (i.e., the total number of shares of AACC common stock outstanding immediately prior to the merger multiplied by 0.25). If proration is required, the maximum number of shares of AACC common stock that each stockholder validly making a stock election will be permitted to exchange for stock consideration will equal the maximum stock election amount multiplied by the ratio that the number of shares for which such stockholder made a stock election bears to the total number of shares for which a stock election was made by all AACC stockholders. To the extent an AACC stockholder does not receive Encore common stock for each share in respect of which he or she made a stock election due to the imposition of the 25% maximum stock election amount limitation and the proration described above, such stockholder will be entitled to receive the cash consideration for each such remaining share of AACC common stock not exchanged for stock consideration. As a result, if you make an election to receive only stock consideration, you may nevertheless receive a mix of cash consideration and stock consideration.

What Holders of AACC Stock Options and Other Equity-Based Awards Will Receive

Stock Options

Each holder of an option that represents the right to acquire shares of AACC common stock granted under any equity compensation plans of AACC which is outstanding immediately prior to the effective time of the merger (whether or not then vested or exercisable) will be provided with notice pursuant to which all outstanding stock options held by such holder will become fully vested and exercisable by such holder for a period of at least 15 days prior to the effective time of the merger in accordance with the terms and conditions of the applicable award agreement and any equity compensation plan of AACC under which such option was granted. To the extent that any outstanding stock option is exercised prior to the effective time of the merger, AACC will issue to such exercising holder shares of AACC common stock in accordance with the terms of such option, which shares will be entitled to receive the per share merger consideration (as described above) upon consummation of the merger.

To the extent that any outstanding stock option is not so exercised on or prior to the effective time of the merger, such outstanding option to acquire shares of AACC common stock (whether or not then vested or exercisable) will be cancelled and terminated at the effective time of the merger in exchange for the right to receive, in full settlement of such option, a cash amount equal to the product of (i) the total number of shares of AACC common stock that may be acquired upon the full exercise of such stock option immediately prior to the effective time of the merger multiplied by (ii) the excess, if any, of the cash consideration over the exercise price per share of AACC common stock underlying such option, without interest and less any applicable withholding taxes. Please note, however, that if the per share exercise price of any such option is equal to or greater than the cash consideration, then, upon consummation of the merger, such option will be cancelled without any payment or other consideration being made in respect of such option.

Restricted Stock Units and Deferred Stock Units

Each restricted stock unit and each deferred stock unit granted with respect to shares of AACC common stock under any equity compensation plans of AACC that is outstanding immediately prior to the effective time of the merger will be cancelled and entitle the holder thereof to receive from AACC, in full settlement of such equity award, a cash amount equal to the product determined by multiplying (i) the cash consideration by (ii) the total number of shares of AACC common stock subject to such restricted stock unit or deferred stock unit, as the case may be (using, if applicable, the goal (100%) level of achievement under the respective award agreement to determine such number), in each case, less any applicable withholding taxes.

Please see “The Merger Agreement—Treatment of AACC Stock Options and Other Equity-Based Awards” on page 82 for additional information regarding the treatment of AACC’s equity-based awards in connection with the merger.

Election Procedures

At the time of mailing of this proxy statement/prospectus to the record holders of shares of AACC common stock entitled to vote at the special meeting of AACC stockholders discussed herein, Encore will, or Encore will cause the exchange agent to, mail to each such holder the “election form” (which will include (i) the election form, (ii) a letter of transmittal and (iii) instructions for surrendering the stock certificates or book-entry shares representing issued and outstanding shares of AACC common stock in exchange for payment of the applicable merger consideration). Each election form will permit each record holder of AACC common stock to specify the number of shares of AACC common stock with respect to which such holder is making a cash election and the number of shares of AACC common stock with respect to which such holder is making a stock election.

The “election deadline” will be publicly announced by Encore as soon as reasonably practicable (but in no event less than five business days prior to the closing date of the merger). If you wish to elect the type or mix of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the election form. To make a valid cash election or stock election, you must submit a properly completed election form, together with stock certificates (except with respect to book-entry shares, in which case you should follow the instructions set forth in the election form), so that the election form (together with any such stock certificates) is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions set forth in the election form.

If you fail to submit a validly completed and signed election form prior to the election deadline with respect to any shares of AACC common stock owned by you immediately prior to the effective time of the merger, you will be deemed not to have made an election with respect to such shares and such shares will be deemed non-election shares. After the consummation of the merger, subject to your appraisal rights under applicable law, you will only be entitled to receive the cash consideration in exchange for each non-election share you own.

Please see “The Merger Agreement—Election Procedures” on page 83 for additional information regarding procedures for making a valid cash election and/or stock election in accordance with the terms of the merger agreement.

William Blair & Company, L.L.C. has Provided an Opinion to the AACC Board of Directors Regarding the Merger Consideration

On March 5, 2013, in connection with the entry by AACC into the merger agreement, each of the Review Committee (as defined below) and the Board of Directors of AACC received an oral opinion (which opinion was subsequently confirmed in a written opinion dated March 5, 2013) from William Blair & Company, L.L.C. (“William Blair”), financial advisor retained by the Review Committee and AACC, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the merger consideration to be received in the merger by holders of AACC common stock is fair from a financial point of view to the holders of AACC common stock. The full text of William Blair’s written opinion is attached to this proxy statement/prospectus as Annex B. You are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken. William Blair’s opinion was provided to the Review Committee and the Board of Directors of AACC in connection with, and for the purposes of, its evaluation of the merger consideration from a financial point of view, does not address any other aspect or implication of the merger or the merits of the underlying decision by AACC to engage in the merger or the relative merits of any alternatives discussed by the Review Committee or the Board of Directors of AACC and does not constitute a recommendation as to any vote or action AACC or any stockholders of AACC should take in connection with the merger or any aspect thereof, or as to whether any such stockholder should elect to receive cash consideration or stock consideration. Please see “AACC Proposal No. 1 – The Merger—Opinion of AACC’s Financial Advisor” beginning on page 52 for additional information.

The AACC Board of Directors Recommends that AACC Stockholders Vote “FOR” Adoption of the Merger Agreement

AACC’s Board of Directors, after careful consideration and acting upon the unanimous recommendation of a review committee of disinterested directors of AACC, has, by a unanimous vote of all directors present, approved and authorized the merger agreement and the transactions contemplated by the merger agreement, including the merger, determined that the merger agreement is advisable and in the best interests of AACC stockholders, and recommends that you vote “FOR” adoption of the merger agreement, whether in person or by proxy, at the special meeting and any adjournment thereof. AACC’s Board of Directors also recommends that you vote “FOR” approval of the “golden parachute” compensation and, if necessary, “FOR” the approval of any adjournment of the special meeting. See “AACC Proposal No. 1 – The Merger—AACC’s Reasons for the Merger; Recommendation of the AACC Board of Directors” beginning on page 46 and see “AACC Proposal No. 2 – Advisory Vote Regarding Golden Parachute Compensation” on page 112.

AACC’s Directors and Officers Have Financial Interests in the Merger that may Differ from Your Interests

No stockholder is entitled to receive any special merger consideration. However, in considering the recommendation of AACC’s Board of Directors, you should be aware that some of AACC’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, your interests as a stockholder (or the interests of AACC’s stockholders generally) and that may present actual or potential conflicts of interest. The AACC Board of Directors was aware of and considered these potential interests and conflicts, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and the transaction contemplated thereby (including the merger), and in recommending that AACC’s stockholders approve and adopt the merger agreement and the merger and the “golden parachute” compensation at the special meeting and any adjournment thereof. Please see “Risk Factors” beginning on page 23 and “AACC Proposal No. 1 – The Merger—AACC’s Directors and Officers Have Financial Interests in the Merger” beginning on page 70 for additional information about these interests.

Voting Agreement with the Supporting Stockholder

In connection with the entry into the merger agreement the supporting stockholder entered into the voting agreement with Encore that provides that the supporting stockholder will vote “FOR” adoption of the merger agreement. As of March 6, 2013, the supporting stockholder held shares of AACC common stock representing approximately 35.6% of the total issued and outstanding shares. See “The Merger Agreement—Voting Agreement” on page 99.

Appraisal Rights

Under Section 262 of the DGCL, holders of AACC common stock who oppose the merger may exercise their right to seek appraisal of the fair value of their shares of AACC common stock in connection with the merger as determined by the Court of Chancery of the State of Delaware if the merger is completed, but only if they do not vote in favor of adopting the merger agreement and otherwise comply with the procedures of Section 262 of the DGCL, which is the appraisal rights statute applicable to Delaware corporations. This appraisal amount could be more than, the same as or less than the per share merger consideration. To perfect appraisal rights, in addition to not voting for the adoption of the merger agreement, an AACC stockholder must continue to hold his, her or its shares of AACC common stock through the effective date of the merger and must strictly comply with all of the procedures required under Delaware law, including submitting a written demand for appraisal to AACC prior to the special meeting. Failure to strictly comply with Section 262 of the DGCL by an AACC stockholder will result in the loss or waiver of that stockholder’s appraisal rights. Because of the complexity of Delaware law relating to appraisal rights, if any AACC stockholder is considering exercising his, her or its appraisal rights, Encore and AACC encourage such AACC stockholder to seek the advice of his, her or its own legal counsel. A summary of the requirements under Delaware law to exercise appraisal rights is included in this document under “AACC Proposal No. 1 – The Merger—Appraisal Rights” beginning on page 66, and the text of Section 262 of the DGCL as in effect with respect to this transaction is included as Annex C to this document.

Conditions that Must be Satisfied or Waived for the Merger to Occur

Currently, we expect to complete the merger in the second quarter of 2013, although none of AACC, Encore or Merger Sub can assure completion by any particular date, if at all. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions are described in “The Merger Agreement—Conditions to Complete the Merger” beginning on page 86 and include:

•	the adoption of the merger agreement by the holders of a majority of the of the outstanding AACC common stock;

•	the expiration or termination of the regulatory waiting periods under the HSR Act;

•	the absence of any order or law, judgment or ruling of any governmental entity that restrains, enjoins, prohibits or otherwise prevents the consummation of the merger;

•	the approval for listing on NASDAQ (subject to official notice of issuance) of the shares of Encore common stock to be issued as stock consideration;

•

the declaration by the SEC of the effectiveness of Encore’s registration statement on Form S-4 and the absence of any stop order suspending such effectiveness (or proceeding seeking such suspension) issued by the SEC;

•	the absence of a material adverse effect on each of AACC and Encore;

•	the accuracy of the representations and warranties of AACC, Encore and Merger Sub (subject in certain cases to certain materiality, knowledge and other qualifications); and

•	AACC’s, Encore’s and Merger Sub’s performance in all material respects of their respective obligations under the merger agreement.

None of AACC, Encore or Merger Sub can be certain when, or if, these conditions to the merger will be satisfied or waived, or that the merger will be completed.

Financing of the Merger

Encore has represented and warranted to AACC that, as and when needed, it will have sufficient unrestricted cash, marketable securities and other sources of immediately available funds necessary to consummate the merger and the other transactions contemplated by the merger agreement. The obligations of Encore and Merger Sub under the merger agreement, including their obligation to consummate the merger, are not subject to any conditions regarding Encore’s, Merger Sub’s or any other person’s ability to obtain financing for the consummation of the merger and the other transactions contemplated by the merger agreement. See “AACC Proposal No. 1 – The Merger—Merger Financing” beginning on page 65.

“No-Shop” Provisions of the Merger Agreement Restrict AACC from Soliciting Other Offers; Exceptions

Upon execution of the merger agreement, AACC became subject to customary “no-shop” restrictions on its, its subsidiaries’ and their respective representatives’ ability to initiate, solicit or encourage alternative acquisition proposals from third parties and to provide information to, or participate in discussions or negotiations with, third parties regarding alternative acquisition proposals. Notwithstanding such “no-shop” restrictions, AACC, its subsidiaries and their respective representatives were permitted to continue to initiate, solicit and encourage any inquiry or the making of acquisition proposals (including by providing access to non-public information), and engage or enter into or otherwise participate in any discussions or negotiations with any excluded party (as defined below) with respect to any acquisition proposal, or otherwise cooperate with, assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any acquisition proposals, in each case, until 11:59 p.m. on March 27, 2013 (the “excluded party deadline”). “Excluded parties” means those third parties that made or were engaged with AACC in the process of making an alternative acquisition proposal as of March 6, 2013, the signing date of the merger agreement. If any excluded party makes a “superior proposal” (as defined below) on or before 11:59 p.m. on March 27, 2013, the “excluded party deadline” will automatically be extended until 11:59 p.m. on the date Encore’s matching right under the merger agreement with respect to such superior proposal expires.

Additionally, prior to the adoption of the merger agreement by AACC’s stockholders at the special meeting or any adjournment thereof, the “no-shop” provisions are subject to a “fiduciary out” exception that allows AACC, its subsidiaries and their respective representatives, subject to certain limitations, to take or otherwise engage in any or all of the actions described in the paragraph above in response to an unsolicited written acquisition proposal by any third party if AACC’s Board of Directors determines in good faith, after consultation with outside counsel and its independent financial advisors, that such proposal is or could reasonably be expected to result in a superior proposal and that the failure to engage in negotiations and discussions with, or furnish any information and other access to, such person would reasonably be expected to be a breach of its fiduciary duties under applicable law.

In addition, prior to the adoption of the merger agreement by AACC’s stockholders, if there is an intervening event or AACC receives an unsolicited written alternative acquisition proposal, AACC’s Board of directors may withhold, withdraw, qualify or modify its recommendation to AACC’s stockholders to adopt the merger agreement if AACC’s Board of Directors determines in good faith, (a) with respect to any such intervening event, after consultation with its outside counsel, that failure to do so could reasonably be expected to result in a breach of its fiduciary duties to stockholders under applicable law and (b) with respect to any such acquisition proposal, after consultation with its outside counsel and independent financial advisors, that such acquisition proposal would be more favorable to AACC’s stockholders than the merger from a financial point of view and that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable law (after taking into account all adjustments to the terms of the merger agreement that may be offered by Encore), and may also terminate the merger agreement (subject to providing Encore with prior notice, allowing Encore certain matching rights and, with respect to any such termination in connection with a superior proposal, paying Encore a termination fee). See “The Merger Agreement— Solicitation of Alternative Acquisition Proposals; Change of Recommendation; Matching Rights” beginning on page 87 and “The Merger Agreement—Termination Fee” beginning on page 92.

For purposes of this summary, the term “takeover proposal” means any bona fide inquiry, proposal or offer from any person (other than Encore, Merger Sub and any of their affiliates) or “group” (as such term is defined in Rule 13d of the Exchange Act) to purchase or otherwise acquire, in a single transaction or series of related transactions, (i) assets of AACC and its subsidiaries (including securities of subsidiaries, but excluding sales of assets in the ordinary course of business) that account for 20% or more of AACC’s consolidated assets (based on the fair market value thereof) or from which 20% or more of AACC’s revenues, earnings or cash flows on a consolidated basis are derived or (ii) 20% or more of the outstanding common stock of AACC pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction.

For purposes of this summary, the term “superior proposal” means any bona fide written takeover proposal (substituting references to “20%” with “50%”) on terms which AACC’s Board of Directors (or any duly authorized committee thereof) determines in good faith, after consultation with AACC’s outside legal counsel and independent financial advisors, (i) to be more favorable to AACC stockholders than the merger from a financial point of view (after taking into account any revisions to the merger agreement set forth in any written, binding and irrevocable offer by Encore capable of being accepted by AACC), taking into account, to the extent applicable, the legal, financial, regulatory, timing and other aspects of such proposal and the merger agreement that AACC’s Board of Directors (or any duly authorized committee thereof) considers relevant, (ii) the financing of which is fully committed or reasonably likely to be obtained and (iii) if accepted, is reasonably likely to be consummated (in the case of each of the foregoing clauses (ii) and (iii), as determined in good faith by AACC’s Board of Directors (or any duly authorized committee thereof)).

Termination of the Merger Agreement

The merger agreement may be terminated before the completion of the merger in certain circumstances. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 91.

Termination Fee

The merger agreement contains certain termination rights for both AACC and Encore. The merger agreement provides that upon termination in connection with a “superior proposal” (as defined above) from a party which is designated as an “excluded party” (as defined above) and entered into on or prior to the “excluded party deadline” (as defined above), AACC would be required to pay Encore a termination fee equal to $4.25 million and reimburse Encore for certain of its and its subsidiaries expenses incurred in connection with its negotiation and execution of the merger agreement in an aggregate amount up to $2.0 million. Upon termination of the merger agreement under certain additional specified circumstances (not related to the circumstances described above in connection with a superior proposal by an excluded party), AACC would be required to pay Encore a termination fee in an amount equal to $7.4 million and, if the termination is in connection with accepting a superior proposal from a person other than an excluded party, reimburse Encore for certain of its and its subsidiaries’ expenses incurred in connection with its negotiation and execution of the merger agreement in an aggregate amount up to $2.0 million. The failure of AACC stockholders to adopt the merger agreement at the special meeting (or any adjournments or postponements thereof) will not, by itself, require AACC to pay Encore any termination fee. However, AACC is required to pay Encore a termination fee of $7.4 million (without any expense reimbursement) if the merger agreement is terminated by AACC or Encore due to the failure of AACC stockholders to adopt the merger agreement, there is a publicly disclosed bona fide takeover proposal (with references to “20%” substituted with “50%”) made after March 6, 2013 but prior to the termination date (or, as applicable, the date of the special meeting) and, within 12 months after such termination, AACC consummates the transactions contemplated by such takeover proposal. See “The Merger Agreement—Termination Fee” beginning on page 92.

Regulatory Approvals Required for the Merger

Encore and AACC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include clearance under the HSR Act as well as approval from various other regulatory authorities. Encore and AACC have completed, or will complete, the filing of applications and notifications to obtain the regulatory approvals required by law and the merger agreement to consummate the merger. However, neither AACC nor Encore can assure you that any such regulatory approvals will be obtained, and, if obtained, neither AACC nor Encore can assure you as to the date of any such approvals or the absence of any litigation challenging such approvals. See “The Merger Agreement—Other Reasonable Best Efforts Obligations; Regulatory Approvals” beginning on page 90.

Material U.S. Federal Income Tax Consequences of the Merger

A holder’s exchange of AACC common stock for the merger consideration in the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state and local and non-U.S. tax laws. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 106. Accordingly, a U.S. holder (as defined in this proxy statement/prospectus) generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the sum of (i) the amount of cash received by such holder in the merger and (ii) the fair market value, at the effective time of the merger, of the shares of Encore common stock received by such holder in the merger, and (b) such holder’s adjusted tax basis in the shares of AACC common stock owned by such holder immediately prior to the effective time of the merger. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 106 for a discussion of material U.S. federal income tax consequences of the merger. The tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the U.S. federal income tax consequences of the merger to you, as well as U.S. federal income tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Rights of AACC Stockholders who Receive the Stock Consideration will be Governed by Encore’s Restated Certificate of Incorporation and Bylaws After the Merger

The rights of AACC stockholders will change as a result of the merger due to differences in Encore’s and AACC’s governing documents. This document contains a description of stockholder rights under each of Encore and AACC governing documents and describes the material differences between them. See “Comparison of Stockholders’ Rights” beginning on page 115 for additional information.

AACC will Hold its Special Meeting of its Stockholders on June 13, 2013

The special meeting of the holders of AACC common stock will be held on June 13, 2013, at 9:00 a.m. (local time), at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022. At the special meeting, AACC stockholders will be asked to:

•	adopt the merger agreement;

•	consider and cast an advisory (non-binding) vote on the specified compensation that may be received by AACC’s named executive officers in connection with the merger;

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement; and

•	transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Record Date. Only holders of record of AACC common stock at the close of business on May 3, 2013 will be entitled to vote at the special meeting. Each share of AACC common stock is entitled to one vote. As of the record date, there were approximately 30,838,459 shares of AACC common stock entitled to vote at the special meeting.

Required Vote. The affirmative vote of holders of a majority of the outstanding shares of AACC’s common stock entitled to vote as of the record date (approximately 15,419,230 shares of AACC common stock) is required to adopt the merger agreement. Abstentions and any “broker non-votes” (or other failures to vote) will have the same effect as a vote cast “AGAINST” such proposal. If you complete, sign and submit your proxy card without indicating how you wish to vote, your proxy will be counted as a vote “FOR” the adoption of the merger agreement.

The affirmative vote of a majority of the shares of AACC common stock present (in person or by proxy) and entitled to vote is required to approve, on an advisory (non-binding) basis, the “golden parachute” compensation that may be received by AACC’s named executive officers in connection with the merger. The vote to approve the “golden parachute” compensation is not a condition to the completion of the merger, and the vote of AACC’s stockholders on the proposal is advisory in nature and will not be binding on Encore or AACC. Accordingly, regardless of the outcome of the advisory vote, if the merger is approved and completed, the “golden parachute” compensation may be paid. Broker non-votes (or other failures to vote) will not be counted “FOR” or “AGAINST” the proposal and, accordingly, will have no effect on the proposal to approve the “golden parachute” compensation. Abstentions will have the same effect as a vote “AGAINST” the proposal. If you complete, sign and submit your proxy card without indicating how you wish to vote, your proxy will be counted as a vote “FOR” the advisory non-binding vote on the “golden parachute” compensation.

The affirmative vote of a majority of the shares of AACC common stock present (in person or by proxy) and entitled to vote as of the record date is required to approve any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal. Broker non-votes (or other failures to vote) will not be counted “FOR” or “AGAINST” the proposal and, accordingly, will have no effect on the proposal to approve any adjournment or postponement of the special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal. If you complete, sign and submit your proxy card without indicating how you wish to vote, your proxy will be counted as a vote “FOR” any adjournment or postponement of the special meeting.

As of the record date, directors and executive officers of AACC and its affiliates had the right to vote approximately 14,843,362 shares of AACC common stock, or 48.1% of the outstanding AACC common stock entitled to be voted at the special meeting.

Litigation Relating to the Merger

After the announcement of the execution of the merger agreement, three putative class actions were filed in the Macomb County Circuit Court of the State of Michigan against AACC and its directors, as well as Encore and Merger Sub. These suits were captioned Shell v. Asset Acceptance Capital Corp., 2013-0009590-CZ (the “Shell Action”), filed March 8, 2013; Neumann v. Asset Acceptance Capital Corp., 2013-001072-CZ (the “Neumann Action”), filed March 19, 2013; and Jaluka v. Asset Acceptance Capital Corp., 2013-001081-CZ (the “Jaluka Action”), filed March 20, 2013 (collectively, the “Michigan Litigation”). The plaintiffs moved to consolidate the Michigan Litigation on March 28, 2013, and an amended complaint was filed in the Shell Action on April 5, 2013. Additionally, a fourth putative class action was filed on April 19, 2013 in the Chancery Court of the State of Delaware, captioned Dix v. Asset Acceptance Capital Corp., Case No. 8494 (the “Dix Action”), naming the same defendants as in the Michigan Litigation. A hearing was held on April 22, 2013, on the motion to consolidate the Michigan Litigation and to appoint lead plaintiff and counsel, and on April 24, 2013, the motion to consolidate the Michigan Litigation was granted.

In each of these lawsuits, purportedly brought on behalf of all of AACC’s public stockholders, the plaintiffs allege, among other things, that AACC’s directors have breached their fiduciary duties of care, loyalty and candor, and have failed to maximize the value of AACC for its stockholders by accepting an offer to sell AACC at a price that fails to reflect the true value of AACC and that was agreed to as a result of an unfair process, thus depriving holders of AACC common stock of the reasonable, fair and adequate value of their shares. Plaintiffs in the Shell Action, the Dix Action, and the Jaluka Action further allege that AACC’s directors have breached their duties of loyalty, good faith, candor and independence owed to the stockholders of AACC because they have engaged in self-dealing and ignored or did not protect against conflicts of interest resulting from their own interrelationships or connection with the proposed acquisition. Additionally, the Dix and Shell Actions allege a series of misleading statements and omissions in the March 27, 2013 Registration Statement filed with the SEC by Encore. Finally, all plaintiffs allege that AACC, Encore, and Merger Sub aided and abetted the directors’ breaches of their fiduciary duty. Among other things, plaintiffs in the four lawsuits seek injunctive relief prohibiting consummation of the proposed acquisition, or rescission of the proposed acquisition (in the event the transaction has already been consummated), as well as costs and disbursements, including reasonable attorneys’ and experts’ fees, and other equitable or injunctive relief as the court may deem just and proper.

Information About the Companies

Encore Capital Group, Inc.

3111 Camino Del Rio North, Suite 1300

San Diego, California 92108

(877) 445-4581

Encore is a leading provider of debt management and recovery solutions for consumers and property owners across a broad range of assets. Through its subsidiaries, Encore purchases portfolios of consumer receivables from major banks, credit unions, and utility providers, and partners with individuals as they repay their obligations and work toward financial recovery. Through its Propel Financial Services, LLC subsidiary, Encore assists property owners who are delinquent on their property taxes by structuring affordable monthly payment plans. Headquartered in San Diego, Encore is a publicly traded NASDAQ company (ticker symbol: ECPG) and a component stock of the Russell 2000, the S&P SmallCap 600, and the Wilshire 4500.

Additional information about Encore and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 123.

Asset Acceptance Capital Corp.

28405 Van Dyke Avenue

Warren, Michigan 48093

(586) 939-9600

AACC is a leading purchaser and collector of charged-off consumer debt. AACC helps creditors liquidate delinquent consumer receivables and assist consumers in resolving their financial challenges. In this way, AACC returns value to our credit driven economy.

For 50 years, AACC has provided credit originators, such as credit card issuers, consumer finance companies, retail merchants, utilities and others an efficient alternative in recovering defaulted consumer debt. AACC has approximately 900 associates across three offices in three states.

Additional information about AACC and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 123.

Merger Sub

Pinnacle Sub, Inc.

c/o Encore Capital Group, Inc.

3111 Camino Del Rio North, Suite 1300

San Diego, California 92108

(877) 445-4581

Pinnacle Sub, Inc., a Delaware corporation, is a wholly owned subsidiary of Encore. Merger Sub was formed by Encore solely to complete the merger. Merger Sub has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. In the merger, Merger Sub will merge with and into AACC, and Merger Sub will cease to exist.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

Summary Historical Consolidated Financial Data of Encore

The selected consolidated financial and operating data below is derived from Encore’s audited consolidated financial statements for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008. These historical results are not necessarily indicative of results that you can expect for any future period. You should read this data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and Encore’s consolidated financial statements and notes thereto contained in Encore’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 123.

	As of and For The Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except per share data)
Revenues
Revenue from receivable portfolios, net(1)	$545,412	$448,714	$364,294	$299,732	$240,802
Net interest income—tax lien transfer	10,460	—	—	—	—

Total revenues	555,872	448,714	364,294	299,732	240,802

Operating expenses
Salaries and employee benefits	101,084	77,805	64,077	54,587	54,445
Cost of legal collections	168,703	157,050	121,085	112,570	96,187
Other operating expenses	48,939	35,708	32,055	22,620	20,146
Collection agency commissions	15,332	14,162	20,385	19,278	13,118
General and administrative expenses	61,798	39,760	29,798	25,738	17,928
Depreciation and amortization	5,840	4,081	2,552	1,771	1,707

Total operating expenses	401,696	328,566	269,952	236,564	203,531

Income from operations	154,176	120,148	94,342	63,168	37,271

Other (expense) income
Interest expense	(25,564)	(21,116)	(19,349)	(16,160)	(20,572)
Other income (expense)	1,713	(363)	368	3,266	5,235

Total other expense	(23,851)	(21,479)	(18,981)	(12,894)	(15,337)

Income from continuing operations before income taxes	130,325	98,669	75,361	50,274	21,934
Provision for income taxes	(51,754)	(38,076)	(27,967)	(19,360)	(9,036)

Income from continuing operations	78,571	60,593	47,394	30,914	12,898
(Loss) income from discontinued operations, net of tax	(9,094)	365	1,658	2,133	948

Net income	$69,477	$60,958	$49,052	$33,047	$13,846

Weighted-average shares outstanding:
Basic	24,855	24,572	23,897	23,215	23,046
Diluted	25,836	25,690	25,091	24,082	23,577

	As of and For The Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except per share data)
Basic earnings (loss) per share from:
Continuing operations	$3.16	$2.47	$1.98	$1.33	$0.56
Discontinued operations	$(0.36)	$0.01	$0.07	$0.09	$0.04

Net basic earnings per share	$2.80	$2.48	$2.05	$1.42	$0.60

Diluted earnings (loss) per share from:
Continuing operations	$3.04	$2.36	$1.89	$1.28	$0.55
Discontinued operations	$(0.35)	$0.01	$0.06	$0.09	$0.04

Net diluted earnings per share	$2.69	$2.37	$1.95	$1.37	$0.59

Cash flow data:
Cash flows provided by (used in):
Operating activities	$98,520	$84,579	$75,475	$76,519	$63,071
Investing activities	(343,770)	(88,088)	(142,807)	(79,171)	(107,252)
Financing activities	254,713	651	69,849	699	45,846
Selected operating data:
Purchases of receivable portfolios, at cost	$562,335	$386,850	$361,957	$256,632	$230,278
Gross collections for the period	948,055	761,158	604,609	487,792	398,633
Consolidated statements of financial condition data:
Cash and cash equivalents	$17,510	$8,047	$10,905	$8,388	$10,341
Investment in receivable portfolios, net	873,119	716,454	644,753	526,877	461,346
Total assets	1,171,340	812,483	736,468	595,159	549,079
Total debt	706,036	388,950	385,264	303,075	303,655
Total liabilities	765,524	440,948	433,771	352,068	345,653
Total stockholders’ equity	405,816	371,535	302,697	243,091	203,426

(1)	Includes net allowance reversal of $4.2 million for the year ended December 31, 2012, and net allowance charges of $10.8 million, $22.2 million, $19.3 million, and $41.4 million for the years ended December 31, 2011, 2010, 2009, and 2008, respectively.

Summary Historical Consolidated Financial Data of AACC

The selected consolidated financial and operating data shown below is derived from AACC’s audited consolidated financial statements for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008. This information is not necessarily indicative of our future results. You should read this data in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and AACC’s consolidated financial statements and notes thereto included in AACC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 123.

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except per share and dividend data)
STATEMENT OF OPERATIONS DATA:
Revenues
Purchased receivable revenues, net	$226,049	$216,920	$195,794	$171,275	$232,901
Gain on sale of purchased receivables	8	—	1,212	399	165
Other revenues, net	884	1,156	1,394	813	1,146

Total revenues	226,941	218,076	198,400	172,487	234,212

Expenses
Salaries and benefits	59,501	67,476	72,389	77,666	83,348
Collections expense	112,830	98,705	99,298	89,095	89,459
Occupancy	5,595	5,722	6,730	7,588	7,727
Administrative	8,874	9,025	9,818	8,694	10,511
Depreciation and amortization	4,788	4,166	4,666	4,107	3,955
Restructuring charges	727	75	4,225	—	—
Impairment of assets	—	—	—	1,168	616
(Gain) loss on disposal of equipment and other assets	(167)	(4)	214	355	222

Total operating expenses	192,148	185,165	197,340	188,673	195,838

Income (loss) from operations	34,793	32,911	1,060	(16,186)	38,374

Other income (expense)
Interest expense	(20,768)	(11,760)	(11,204)	(10,169)	(13,024)
Interest income	28	—	8	34	32
Loss on extinguishment of debt	—	(1,111)	—	—	—
Other	9	(32)	68	130	22

Income (loss) before income taxes	14,062	20,008	(10,068)	(26,191)	25,404
Income tax expense (benefit)	3,144	7,983	(8,452)	(9,757)	9,681

Net income (loss)	$10,918	$12,025	$(1,616)	$(16,434)	$15,723

Net income (loss) per share basic	$0.35	$0.39	$(0.05)	$(0.54)	$0.51
Net income (loss) per share diluted	$0.35	$0.39	$(0.05)	$(0.54)	$0.51
Weighted-average shares basic	30,884	30,763	30,693	30,634	30,566
Weighted-average shares diluted	31,057	30,834	30,693	30,634	30,592
Dividends per common share	$—	$—	$—	$—	$—

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except per share and dividend data)

FINANCIAL POSITION DATA:
Cash	$14,013	$6,991	$5,636	$4,935	$6,043
Purchased receivables, net	370,900	348,711	321,318	319,772	361,809
Total assets	424,738	396,040	363,774	366,416	408,171
Deferred tax liability, net	65,422	60,474	52,864	57,525	64,470
Total debt, including capital lease obligations	182,948	172,344	157,462	160,301	181,550
Total stockholders’ equity	150,057	137,981	123,903	123,097	136,628

OPERATING AND OTHER FINANCIAL DATA:
Cash collections	$367,834	$349,998	$328,818	$334,031	$369,578
Operating expenses to cash collections	52.2%	52.9%	60.0%	56.5%	53.0%
Acquisitions of purchased receivables, at cost(1)	$164,657	$160,591	$135,893	$120,864	$153,445
Acquisitions of purchased receivables, at face value	$4,980,497	$5,320,597	$3,780,844	$4,413,689	$3,747,746
Acquisitions of purchased receivables cost as a percentage of face value	3.31%	3.02%	3.59%	2.74%	4.09%

(1)	Amount of purchased receivables at cost refers to the cash paid to a seller to acquire a portfolio less buybacks.

Unaudited Summary Pro Forma Condensed Combined Financial Information

The following table presents unaudited summary pro forma combined financial information about Encore’s consolidated financial condition and statements of earnings, after giving effect to the merger. The information under “Summary Pro Forma Condensed Combined Earnings Information” in the table below gives effect to the merger as if it had been completed on January 1, 2012. Reclassifications have been made to AACC’s consolidated statement of operations for the year ended December 31, 2012 to conform to Encore’s financial statement presentations. The information under “Summary Pro Forma Condensed Combined Financial Condition Information” in the table below assumes the merger had been completed on December 31, 2012. This unaudited summary pro forma condensed combined financial information was prepared using the acquisition method of accounting with Encore considered the acquirer of AACC. Accordingly, the merger consideration has been allocated to assets and liabilities of AACC based upon their estimated fair values as of the assumed date of completion of the merger. Any amount of the merger consideration that is in excess of the estimated fair values of assets acquired and liabilities assumed in the merger will be recorded as goodwill in Encore’s statement of financial position after the completion of the merger. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing the unaudited pro forma financial data, and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial information and the combined company’s future results of operations and financial position.

The unaudited summary pro forma condensed combined financial information has been derived from and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial statements (the “Statements”) appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the Statements. In addition, the Statements were based on and should be read in conjunction with the historical consolidated financial statements and related notes of each of Encore and AACC for the applicable periods, which have been incorporated in this proxy statement/prospectus by reference. See “Where You Can Find More Information” beginning on page 123 and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 100.

The unaudited summary pro forma condensed combined financial information is being provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Encore would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of Encore’s future consolidated results of operations or consolidated financial position. The unaudited summary pro forma condensed combined financial information is based upon currently available information and estimates and assumptions that Encore management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the merger.

Summary Pro Forma Condensed Combined Earnings Information:

	Year Ended December 31, 2012
	Historical		Pro Forma Adjustments		Pro Forma
	Encore	AACC	(Unaudited)
Revenues
Revenue from receivable portfolios, net	$545,412	$226,057	$(14,054	)(A)	$757,415
Servicing fees and other related revenue	—	884	—		884
Net interest income—tax lien transfer	10,460	—	—		10,460

Total revenues	555,872	$226,941	$(14,054)		768,759

	Year Ended December 31, 2012
	Historical		Pro Forma Adjustments		Pro Forma
	Encore	AACC	(Unaudited)
Operating expenses
Salaries and employee benefits	101,084	59,501	—		160,585
Cost of legal collections	168,703	53,799	(12,585	)(B)	209,917
Other operating expenses	48,939	18,353	—		67,292
Collection agency commissions	15,332	32,522	—		47,854
General and administrative expenses	61,798	22,626	(234	)(C)	84,190
Depreciation and amortization	5,840	4,788	—		10,628

Total operating expenses	401,696	191,589	(12,819)		580,466

Income from operations	154,176	35,352	(1,235)		188,293

Other (expense) income
Interest expense	(25,564)	(20,740)	6,488	(D)	(39,816)
Other income (expense)	1,713	(550)	—		1,163

Total other expense	(23,851)	(21,290)	6,488		(38,653)

Income from continuing operations before income taxes	130,325	14,062	5,253		149,640
Provision for income taxes	(51,754)	(3,145)	(2,085	)(E)	(56,984)

Income from continuing operations	$78,571	$10,917	$3,168		$92,656

Weighted-average shares outstanding:
Basic	24,855		1,663		26,518
Diluted	25,836		1,663		27,499
Income from continuing operations per share:
Basic	$3.16				$3.49
Diluted	$3.04				$3.37

Summary Pro Forma Condensed Combined Financial Condition Information:

	As of December 31, 2012
	Historical		Pro Forma Adjustments		Pro Forma
	Encore	AACC	(Unaudited)
Cash and cash equivalents	$17,510	$14,013	$(17,851	)(F)	$13,672
Investment in receivable portfolios, net	873,119	370,900	60,000	(G)	1,304,019
Total assets	1,171,340	424,738	70,836	(F)(G)(H)(I)(J)	1,666,914
Total debt	706,036	182,911	148,834	(K)	1,037,781
Total liabilities	765,524	274,681	178,869	(K)(L)(M)	1,219,074
Total stockholders’ equity	405,816	150,057	(108,033	)(L)(N)(O)	447,840

Pro Forma Adjustments

(A) Encore capitalizes deferred court costs and provides a reserve for those costs that it believes will ultimately be uncollectible. Encore determines the reserve based on its analysis of court costs that have been advanced and those that have been recovered. AACC expenses court costs as they are advanced and records them as revenue upon recovery. This proforma adjustment represents the reduction in revenue for court cost recoveries included in AACC’s revenue in order to align AACC’s accounting treatment with that of Encore.

(B) Encore capitalizes deferred court costs and provides a reserve for those costs that it believes will ultimately be uncollectible. Encore determines the reserve based on its analysis of court costs that have been advanced and those that have been recovered. AACC expenses court costs as they are advanced and records them as revenue upon recovery. This proforma adjustment represents a reduction in court cost expense related to capitalizing court costs related to AACC’s court cost investment to align AACC’s accounting treatment with that of Encore.

(C) Represents the elimination of non-recurring deal related expenses incurred by AACC.

(D) Represents the reduction in net interest expense related to interest and amortization of capitalized loan fees on debt to be incurred by Encore to finance the acquisition, offset by the elimination of AACC’s existing interest expense, amortization of original issue discount and amortization of capitalized loan fees.

(E) Represents the provision for income taxes associated with the pro forma adjustments computed based upon an estimated combined federal and state statutory rate of 39.7% for the year ended December 31, 2012.

(F) To reflect the following cash transactions (in thousands, except per share amount):

Proceeds:
Estimated borrowings under Encore’s existing credit facility	$331,745
Estimated issuance of Encore stock	50,000
Uses:
Estimated purchase price for equity of AACC (31,401 shares at $6.50 per share)	(204,108)
Pay-off of AACC debt	(191,650)
Estimated financing costs	(3,838)

Net pro forma cash adjustment	$(17,851)

(G) Represents the increase in investment in receivable portfolios to reflect the estimated fair value of AACC’s investment in receivable portfolios. Encore computed the fair value of AACC’s investment in receivable portfolios by discounting the estimated future cash flows, generated by Encore’s proprietary forecasting models, using an estimated market participant discount rate. This amount is an estimate that will be updated when a formal independent valuation is completed within the first year after the merger.

(H) Encore capitalizes deferred court costs and provides a reserve for those costs that it believes will ultimately be uncollectible. Encore determines the reserve based on its analysis of court costs that have been advanced and those that have been recovered. AACC expenses court costs as they are advanced and records them as revenue upon recovery. This proforma adjustment represents an increase in capitalized court costs to align AACC’s accounting treatment with that of Encore.

(I) Represents the write-off of AACC’s capitalized loan fees of $4.5 million net of the capitalization of Encore’s loan fees incurred to finance the acquisition of $3.8 million.

(J) Represents $30.0 million of estimated goodwill resulting from the excess of purchase price over the fair value of assets acquired net of liabilities assumed, net of the reversal of $14.3 million of goodwill included in AACC’s historical financial statements.

The following table reflects the preliminary allocation of the total purchase price of AACC to the assets acquired and the liabilities assumed based on the preliminary estimates of fair value. The final purchase price allocation, which will be based in part on a detailed valuation study which has not yet been completed, may result in material adjustments. Encore expects to complete the final purchase price allocation no later than twelve months following the closing date of the merger. (in thousands):

Estimated purchase price	$381,745
Less fair value of:
Tangible assets acquired	(465,507)
Plus fair value of:
Liabilities assumed	113,829

Goodwill	$30,067

(K) Represents additional borrowings anticipated to be incurred by Encore to finance the merger. Encore estimates it will borrow $331.7 million under its existing credit facility which includes amounts to be borrowed under its accordion feature. Also reflects the elimination of AACC’s debt of $182.9 million, net of debt discount of $8.7 million that will be paid off in conjunction with the completion of the merger. Encore is currently in the final stages of negotiating an amendment to its existing credit facility that, if amended, will result in an increased credit limit sufficient to fund the merger. This amendment would also amend the borrowing base calculation, certain restrictions and covenants, and acquisition limits that will, if amended, allow for the merger.

(L) Represents a net increase in accrued liabilities for expected transaction costs of $8.0 million, offset by a reduction of $2.1 million to reflect the estimated fair value of liabilities assumed.

(M) Represents an adjustment to deferred income tax liabilities related to purchase price allocated to the investment in receivable portfolios which is not deductible for income tax purposes. The amount allocated is preliminary and subject to adjustment pending the final purchase price allocation.

(N) Represents the issuance of $50.0 million of Encore common stock using the stated exchange price of $30.07 per share, as a portion of the aggregate merger consideration for the purchase of AACC.

(O) Represents the elimination of AACC’s stockholders’ equity accounts.

Comparative Per Share Data

The following table shows, for the year ended December 31, 2012, historical and pro forma equivalent per share data for AACC common stock and historical and pro forma combined per share data for Encore common stock. The information in the table is derived from each of AACC’s and Encore’s respective historical consolidated financial statements incorporated by reference herein, as well as the unaudited pro forma condensed combined financial information included elsewhere herein.

The pro forma equivalent information shows the effect of the merger from the perspective of an owner of AACC common stock. The information was computed by multiplying the pro forma combined income from continuing operations per share and Encore’s historical cash dividends declared per share for the year ended December 31, 2012 and pro forma combined book value per share as of December 31, 2012 by the exchange ratio of the stock portion of the merger consideration of 0.2162 shares of Encore common stock for each share of AACC common stock. These computations exclude any potential benefit to AACC stockholders from receiving any amount of cash as a component of the merger consideration.

The pro forma combined data below is presented for illustrative purposes only. The pro forma adjustments to the statement of earnings data are based on the assumption that the merger was completed on January 1, 2012, and the pro forma adjustments to the statement of financial position data are based on the assumption that the merger was completed on December 31, 2012.

Either company’s actual historical financial condition and results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved by either Encore or AACC or of the future results of Encore or its subsidiaries after the completion of the merger.

	AACC Common Stock		Encore Common Stock
	Historical	Pro Forma Equivalent	Historical	Pro Forma Combined
Income from Continuing Operations Per Share
Basic
Year Ended December 31, 2012	$0.35	$0.75	$3.16	$3.49
Diluted
Year Ended December 31, 2012	$0.35	$0.73	$3.04	$3.37
Cash Dividends Declared Per Share
Year Ended December 31, 2012	—	—	—	—
Book Value Per Share
December 31, 2012	$4.83	$3.52	$15.71	$16.29

Comparative Market Value of Common Stock

Encore common stock and AACC common stock are listed for trading on NASDAQ under the symbols “ECPG” and “AACC”, respectively. The following table shows the closing prices per share of Encore common stock and AACC common stock as reported on March 1, 2013, the last full trading day prior to the announcement by AACC (made before the opening of NASDAQ on March 4, 2013) that AACC was rescheduling its 2012 fourth quarter and year-end earnings release and conference call, March 5, 2013, the final trading day prior to the public announcement of the merger, and on May 3, 2013, the latest practicable date prior to the date of this proxy statement/prospectus. This table also shows the implied value of the stock consideration for each share of AACC common stock, which was calculated by multiplying the closing price of Encore common stock on the relevant date by the exchange ratio of the stock portion of the merger consideration of 0.2162 shares of Encore common stock for each share of AACC common stock. These computations do not include any potential benefit to AACC stockholders from receiving any amount of cash as a component of merger consideration, as the implied value for each share for which a cash election is made will remain constant at $6.50.

	Closing Price of Encore Common Stock	Closing Price of AACC Common Stock	Implied Value of Stock Consideration	Implied Premium of Stock Consideration to Closing Price of AACC Common Stock
As of March 1, 2013	$29.82	$5.21	$6.45	23.8%
As of March 5, 2013	$30.07	$5.76	$6.50	12.8%
As of May 3, 2013	$29.74	$6.51	$6.43	(1.2%)

The market price of Encore common stock and AACC common stock will fluctuate prior to the AACC special meeting and before the merger is completed, which will affect the implied value of the stock consideration to be paid to AACC stockholders who validly make a stock election prior to the election deadline. You should obtain current market quotations for the shares before making any decision with respect to the merger or making any election with respect to the merger consideration.

RECENT DEVELOPMENTS

First Quarter 2013 Financial Highlights of AACC

AACC’s cash collections for the first quarter of 2013 increased 2.6% compared to the same period of the prior year, to $103.8 million.

AACC’s first quarter revenues were $55.2 million, a decrease of 10.7% from the same period of the prior year. AACC reported net impairments on purchased receivables of $0.2 million, which decreased revenues for the quarter, versus net impairment reversals of $4.5 million in the prior year period.

AACC’s operating expenses were $47.0 million, a decrease of $1.4 million compared to the prior year period. Results reflected continued investment in AACC’s legal channel and an increase in related up-front costs ahead of associated collections. AACC’s legal investments increased to $8.0 million during the quarter compared to $6.9 million in the same period of the prior year. Despite the increased legal investment, AACC’s cost to collect for the quarter was 45.3%, an improvement of 253 basis points from the first quarter of 2012. AACC’s reported operating expenses and cost to collect do not include $1.9 million of costs related to the proposed merger with Encore.

AACC reported net income of $0.4 million or $0.01 per fully diluted share during the first quarter of 2013, compared to net income of $5.4 million or $0.18 per fully diluted share in the first quarter of 2012. AACC’s quarterly effective tax rate of 70.8% included the effect of a significant amount of non-deductible costs related to the proposed merger with Encore.

During the first quarter of 2013, AACC acquired $27.1 million in charged-off consumer receivables with a face value of $431.6 million for a blended rate of 6.27% of face value. By comparison, AACC purchased $21.1 million in charged-off consumer receivables with a face value of $803.2 million during the prior year’s first quarter, representing a blended rate of 2.63% of face value. All of AACc’s purchase data is adjusted for buybacks.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements” and the matters discussed under the caption “Risk Factors” included in the Annual Reports on Form 10-K filed by each of Encore and AACC for the year ended December 31, 2012 as updated by any subsequently filed Forms 10-Q, 10-K/A and 8-K, you should carefully consider the following factors in deciding whether to vote for adoption of the merger agreement.

AACC stockholders electing to receive Encore common stock may receive a portion of the merger consideration in cash instead.

The consideration to be received by AACC stockholders in the merger is subject to the limitation that no more than 25% of the shares of AACC common stock issued and outstanding immediately prior to the effective time of the merger may be exchanged for shares of Encore common stock. The merger agreement contains proration and allocation methods to achieve this desired result. If you elect to receive all merger consideration to which you are entitled in the form of Encore common stock (i.e., if you make a valid stock election with respect to each share of AACC common stock you own prior to the election deadline) and the Encore common stock available to be issued as merger consideration to all AACC stockholders is oversubscribed, then you will receive cash consideration in exchange for a portion of your shares for which you made a stock election. However, you will receive cash consideration in exchange for all shares for which you make a cash election. For more information, see “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81 and “The Merger Agreement—Election Procedures” beginning on page 83.

AACC stockholders who fail to submit their election form by the election deadline or improperly complete or do not sign the election form will receive their merger consideration in cash.

The merger consideration election deadline will be 5:00 p.m., New York time, on the day that is four business days prior to the completion of the merger, which date will be publicly announced by Encore as soon as reasonably practicable. AACC stockholders who wish to receive stock consideration must return their properly completed and signed election form to the exchange agent prior to the election deadline. If you are an AACC stockholder and you do not return your election form by the election deadline or you improperly complete or do not sign your election form, you will receive cash consideration only.

The value of the stock consideration portion of the merger consideration will vary with changes in the price of Encore common stock.

Subject to the limitations set forth in the merger agreement, AACC stockholders may elect to exchange their shares of AACC common stock for shares of Encore common stock in the merger. The ratio at which the shares of AACC common stock are converted into Encore common stock is fixed at 0.2162 shares of Encore common stock for each share of AACC common stock (less any applicable withholding taxes). There will be no adjustment to this exchange ratio for changes in the market price of either AACC common stock or Encore common stock. Any change in the price of Encore common stock will affect the aggregate value AACC stockholders electing to receive stock consideration will receive in the merger. Stock price changes may result from a variety of factors that are beyond the control of Encore and AACC, including changes in businesses, operations and prospects, regulatory considerations, and general market and economic conditions. Accordingly, at the time of the special meeting, you will not know the exact value of the stock consideration to be received by AACC stockholders in the merger. In addition, there may be a time period between the completion of the merger and the time at which former AACC stockholders actually receive the shares of Encore common stock representing the stock consideration they are entitled to receive as part of the merger consideration. Until such shares of Encore common stock are received, former AACC stockholders may not be able to sell their Encore shares in the open market and, therefore, may not be able to avoid losses resulting from any decrease, or secure gains resulting from any increase, in the trading price of Encore common stock during this period.

The cash consideration is fixed at $6.50 and will not be adjusted to take into account any change in the business, assets, liabilities, prospects, outlook, financial condition or results of operations of AACC.

Each share of AACC common stock owned by AACC stockholders not converted into stock consideration will be converted into the right to receive the cash consideration (i.e., $6.50, without interest and less any applicable withholding taxes). The market price of the AACC common stock currently owned by you may vary between the date of this proxy statement/prospectus, the date of AACC’s special meeting and the closing of the merger due to changes in the business, assets, liabilities, prospects, outlook, financial condition or results of operations of AACC. Despite any such variations, the cash consideration AACC’s stockholders are entitled to receive upon completion of the merger will not change.

The parties may be unable to satisfy the conditions to the completion of the merger and the merger may not be completed.

Completion of the merger is conditioned on, among other things, the adoption of the merger agreement by AACC stockholders, the expiration or termination of the applicable waiting period under the HSR Act, the absence of any law or regulation that prohibits the completion of the merger, and the approval of the shares of Encore common stock to be issued in the merger for listing on NASDAQ. Each party’s obligation to close the merger is also subject to the material accuracy of the representations and warranties of the other party in the merger agreement, the compliance in all material respects of such other party with covenants in the merger agreement applicable to such other party and the absence of a material adverse effect on the other party.

Although Encore and AACC have agreed in the merger agreement to use reasonable best efforts to complete the merger as promptly as practicable, these and other conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the merger may take longer, and could cost more, than Encore and AACC expect.

Failure to complete the merger could negatively impact the market price of Encore common stock and AACC common stock, respectively, and their respective future businesses and financial results.

If the merger is not completed, the ongoing businesses of Encore and AACC may be adversely affected and Encore and AACC will be subject to several risks and consequences, including the following:

•

under the merger agreement, AACC may be required, under certain circumstances, to either pay Encore a termination fee of $4.25 million or $7.4 million and, under certain circumstances, reimburse up to $2.0 million of Encore’s expenses;

•	Encore and AACC will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, filing, financial advisor and printing fees;

•	Encore and AACC would not realize the expected benefits of the merger;

•

under the merger agreement, AACC is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Encore and AACC management, which could otherwise have been devoted to other opportunities that may have been beneficial to Encore and AACC as independent companies.

In addition, if the merger is not completed, Encore and AACC may experience negative reactions from the financial markets and from their respective customers and employees. Encore and/or AACC could also be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Encore or AACC to attempt to force them to perform their respective obligations under the merger agreement.

Any delay in completing the merger may substantially reduce the benefits that Encore expects to obtain from the merger.

The merger is subject to certain conditions, including obtaining the required governmental approvals that may prevent, delay, or otherwise materially adversely affect its completion. The requirements for obtaining the required approvals could delay the effective time of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may materially adversely affect the synergies and other benefits that Encore expects to achieve if the merger and the integration of the companies’ respective businesses are completed within the expected timeframe.

AACC’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of AACC stockholders.

No stockholder is entitled to receive any special merger consideration. However, in considering the information contained in this proxy statement/prospectus, including the recommendation of AACC’s Board of Directors, you should be aware that some of AACC’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, your interests as a stockholder (or the interests of AACC’s stockholders generally) and that may present actual or potential conflicts of interest. For example, certain executive officers and directors of AACC will receive certain payments with respect to outstanding equity awards, certain payments conditioned on completion of the merger or severance pay and benefits upon a qualifying termination of employment. Additionally, there will be accelerated vesting of certain outstanding AACC equity awards of executive officers and directors in accordance with their existing terms. The AACC Board of Directors was aware of and considered these potential interests and conflicts, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and the transaction contemplated thereby (including the merger), and in recommending that AACC’s stockholders approve and adopt the merger agreement and the merger and the “golden parachute” compensation at the special meeting and any adjournment thereof. For information concerning these interests, see “AACC Proposal No. 1 – The Merger—AACC’s Directors and Officers Have Financial Interests in the Merger” beginning on page 70.

AACC will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, third-party vendors who deal with AACC and other business relationships may have an adverse effect on AACC and its operations. These uncertainties may impair AACC’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause third-party vendors and others who deal with AACC to seek to change existing business relationships with AACC. AACC employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the financial results of AACC and Encore and, following the merger, the combined company. In addition, the merger agreement requires that AACC operate its business in the usual, regular and ordinary course consistent in all material respects with past practice and restricts AACC from taking certain actions prior to the effective time of the merger or termination of the merger agreement without the prior written consent of Encore. These restrictions may prevent AACC from pursuing attractive business opportunities that may arise prior to the completion of the merger.

The unaudited pro forma financial information included in this document is preliminary and Encore’s actual consolidated financial position and results of operations after the merger may differ materially from the unaudited pro forma financial information included in this document.

The unaudited pro forma financial information in this document is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing the unaudited pro forma financial information and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying unaudited pro forma financial information and the combined company’s future results of operations and financial position. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price of Encore common stock after completion of the merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage third parties from trying to acquire AACC.

Until the completion of the merger, subject to certain exceptions set forth in the merger agreement and more fully discussed in this proxy statement/prospectus in “The Merger Agreement—Solicitation of Alternative Acquisition Proposals; Change of Recommendation; Matching Rights” on page 87, AACC is prohibited from soliciting, initiating, encouraging, or facilitating any inquiries or proposals from third parties that may lead to a proposal or offer for a merger or other business combination transaction with any person other than Encore. In addition, as more fully discussed herein, AACC has agreed to pay a termination fee and expense reimbursement to Encore in specified circumstances. These provisions could discourage other companies from trying to acquire AACC even though those other companies might be willing to offer greater value to AACC stockholders than Encore has offered in the merger. The payment of any termination fee and expense reimbursement could have an adverse effect on AACC that is material to the results of its operations. For more information, see “The Merger Agreement—Termination Fee” beginning on page 92.

The fairness opinion obtained by AACC from William Blair, its independent financial advisor, will not reflect changes in circumstances subsequent to the date of the fairness opinion.

The opinion obtained by the Review Committee (as defined below) and the Board of Directors of AACC from William Blair does not speak as of the time the merger will be completed or as of any date other than the date of such opinion, and AACC has not obtained an updated opinion. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Encore or AACC, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion was based, may materially alter or affect the value of the merger consideration which AACC stockholders are to receive in connection with the merger. For more information regarding the opinion delivered by William Blair, see “AACC Proposal No. 1 – The Merger—Opinion of AACC’s Financial Advisor,” beginning on page 52.

Encore may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, Encore’s ability to realize anticipated cost savings and to combine the businesses of Encore and AACC in a manner that does not materially disrupt the existing business relationships of Encore or AACC nor result in decreased revenues from any disruption in its business operations. The success of the merger will also depend upon the integration of employees, systems, operating procedures and information technologies, as well as the retention of key employees. If Encore is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected, and any such events could adversely affect the value of the Encore common stock that AACC stockholders elect to receive as part of the merger consideration.

Encore and AACC have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of AACC’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of AACC and/or Encore to maintain relationships with its third party vendors and employees or to achieve the anticipated benefits of the merger.

Unanticipated costs relating to the merger could reduce Encore’s future earnings per share.

Encore believes that it has reasonably estimated the likely costs of integrating the operations of Encore and AACC, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs, such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of the combined company. If unexpected costs are incurred, the merger could have a dilutive effect on the combined company’s earnings per share. In other words, if the merger is completed, the earnings per share of Encore common stock could be less than they would have been if the merger had not been completed.

Pending litigation against AACC and Encore could result in an injunction preventing completion of the merger, the payment of damages in the event that the merger is completed and/or may adversely affect the combined company’s business, financial condition or results of operations following the merger.

After the announcement of the execution of the merger agreement, the Shell Action, the Neumann Action and the Jaluka Action were filed in the Macomb County Circuit Court of the State of Michigan against AACC and its directors, as well as Encore and Merger Sub. In these lawsuits, purportedly brought on behalf of all of AACC’s public stockholders, the plaintiffs allege, among other things, that AACC’s directors have breached their fiduciary duties of care, loyalty and candor, and have failed to maximize the value of AACC for its stockholders by accepting an offer to sell AACC at a price that fails to reflect the true value of AACC and that was agreed to as a result of an unfair process, thus depriving holders of AACC common stock of the reasonable, fair and adequate value of their shares. Plaintiffs in the Shell Action and Jaluka Action further allege that AACC’s directors have breached their duties of loyalty, good faith, candor and independence owed to the stockholders of AACC because they have engaged in self-dealing and ignored or did not protect against conflicts of interest resulting from their own interrelationships or connection with the proposed acquisition. Finally, all plaintiffs allege that AACC, Encore, and Merger Sub aided and abetted the directors’ breaches of their fiduciary duty. Among other things, plaintiffs in the three lawsuits seek injunctive relief prohibiting consummation of the proposed acquisition, or rescission of the proposed acquisition (in the event the transaction has already been consummated), as well as costs and disbursements, including reasonable attorneys’ and experts’ fees, and other equitable or injunctive relief as the court may deem just and proper. Plaintiffs in the Neumann Action also seek rescissory damages as an alternative to rescission of the proposed transaction, and damages suffered as a result of the defendants’ wrongdoing.

After the merger is completed, AACC stockholders who elect to become Encore stockholders will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, AACC stockholders electing to receive Encore common stock as a portion of the merger consideration to be paid to them will become Encore stockholders. Differences in AACC’s amended and restated certificate of incorporation and bylaws and Encore’s restated certificate of incorporation and bylaws will result in changes to the rights inuring to such electing AACC stockholders who become Encore stockholders as a result of the fact that they will no longer own or have any interest in AACC common stock, but will instead own Encore common stock. For more information, see “Comparison of Stockholders’ Rights” beginning on page 115 of this document.

If the merger is consummated, Encore will incur additional debt to finance the cash portion of the merger consideration.

In connection with the merger, Encore will borrow up to $381.7 million under Encore’s revolving credit facility, which assumes that all of the holders of AACC common stock receive only cash consideration. On a pro forma basis, giving effect to the borrowings of $381.7 million under Encore’s revolving credit facility, Encore’s indebtedness would be approximately $1,087,800,000. This indebtedness could have important consequences to Encore’s business, including increasing its vulnerability to general adverse economic and industry conditions, limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates and restricting Encore from pursuing certain business opportunities.

If Encore is Unable to Amend its Existing Credit Facility, Encore May Not Be Able to Obtain the Financing Needed for the Transaction on Favorable Terms, or at all.

Encore expects to amend its existing revolving credit facility to borrow additional funds under its revolving credit facility to pay the cash consideration to holders of AACC common stock. However, if Encore is unable to amend its existing revolving credit facility or if funds under the revolving credit facility are unavailable for any reason, Encore will be forced to obtain an alternate source of financing on terms that may be less favorable to Encore, which may be more expensive for Encore, may have an adverse impact on the combined company’s capital structure or may be unavailable to provide Encore the funds necessary to consummate the merger.

In addition, under its existing credit facility, Encore is required to obtain the consent of its lenders to consummate the merger. If Encore were unable to obtain its lenders’ consent to consummate the merger, Encore would be in default of the credit facility and other financing arrangements, all which could have an adverse effect on Encore and the combined company.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, the annexes hereto and the documents incorporated by reference, as well as oral statements made or to be made includes and incorporates by reference a number of statements that are not historical facts and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, the statements specifically identified as forward-looking statements in this document, statements regarding the financial conditions, results of operations, earnings outlook and prospects of Encore, AACC and the potential combined company, and certain statements concerning the period following the completion of the merger. These forward-looking statements are based on Encore’s and AACC’s respective current estimates and assumptions and, as such, involve certain risks and uncertainties. The ability of either Encore or AACC to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Forward-looking statements include the information concerning the possible or assumed future results of operations of Encore, AACC or the combined company and each party’s plans, intentions, and expectations to complete the merger and also include and typically are identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “should,” “could,” “targets” and other similar words and expressions. They include statements relating to future revenue and expenses, the expected growth of Encore’s, AACC’s and the combined company’s business and trends and opportunities in its markets. These forward-looking statements include, among other things, whether and when the proposed merger will close and whether conditions to the proposed merger will be satisfied. These forward-looking statements also involve known and unknown risks, uncertainties and other factors that include, among others, the failure of the merger to be completed, the time at which the merger is completed, adoption of the merger agreement by AACC’s stockholders, and failure by any of AACC, Encore, or Merger Sub to satisfy conditions to the merger.

The forward-looking statements are not guarantees of future performance or that the merger will be completed as planned and actual results may differ materially from those contemplated by these forward-looking statements. In addition to the factors discussed elsewhere in this proxy statement/prospectus, other factors that could cause actual results to differ materially include industry performance, general business, economic, regulatory and market and financial conditions, all of which are difficult to predict. The risk factors discussed herein are also discussed in the documents that are incorporated by reference into this proxy statement/prospectus. These factors may cause Encore’s, AACC’s or the combined entity’s actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Additionally, important factors could cause Encore’s, AACC’s or the combined company’s actual results to differ materially from such forward-looking statements. Such risks, uncertainties and other important factors include those set forth on page 23 under “Risk Factors,” as well as, among others, risks related to the following:

•	worldwide financial markets and the global economy;

•	unforeseen material adverse changes to AACC’s and/or Encore’s business and operations;

•	the ability of Encore and AACC to each purchase receivables at favorable prices or terms, or at all;

•	losses on portfolios consisting of new types of receivables due to AACC’s or Encore’s lack of collection experience with these receivables;

•	the purchase of receivable portfolios that contain unprofitable accounts and AACC’s or Encore’s ability to collect sufficient amounts to recover its costs and to fund its operations;

•	sellers may deliver portfolios that contain accounts that do not meet AACC’s or Encore’s account collection criteria;

•	a significant portion of AACC’s or Encore’s portfolio purchases during any period may be concentrated with a small number of sellers;

•

the statistical models used by AACC and/or Encore to project remaining cash flows from their respective receivable portfolios may prove to be inaccurate and, if so, their respective financial results (and, consequently, the financial results of any combined company) may be adversely impacted;

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the inability to make reasonable estimates of the timing and amount of future cash receipts potentially resulting in incorrect assigned internal rates of return and allowance charges to purchased receivables portfolios;

•	the possible impairment of AACC’s and/or Encore’s goodwill or amortizable intangible assets, which may require AACC and/or Encore to record a significant charge to earnings;

•	the extensive nature of, and possible increase in, statutory and regulatory oversight of AACC’s and/or Encore’s respective businesses;

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the substantial additional federal regulation AACC and Encore will be subject to under the Dodd-Frank Wall Street Reform and Consumer Protection Act and the effect of such regulation on their (and any combined company’s) respective businesses, results of operations, cash flows, or financial condition;

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the potential material or adverse effect of any pending or threatened audits and investigations by governmental authorities or self regulatory organizations on AACC’s, Encore’s and/or the combined company’s results of operations;

•	the potential material and adverse effect on AACC’s, Encore’s and/or the combined company’s results of operations if bankruptcy filings increase or if bankruptcy or other debt collection laws change;

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AACC’s and/or Encore’s failure to comply with governmental regulation, which could result in the suspension or termination of its ability to conduct business, require the payment of significant fines and penalties, or require other significant expenditures;

•	AACC’s, Encore’s and/or the combined company’s dependence upon third parties to service a substantial portion of its consumer receivable portfolios;

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increases in costs associated with AACC’s and/or Encore’s collections through collection litigation, which can materially raise costs associated with its collection strategies and the individual lawsuits brought against consumers to collect on judgments in AACC’s and/or Encore’s favor;

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the risk that AACC’s and/or Encore’s network of third-party agencies and attorneys may not utilize amounts collected on its behalf or amounts AACC and/or Encore advances for court costs in the manner for which they were intended;

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AACC’s, Encore’s and/or the combined company’s reliance upon success in individual lawsuits brought against consumers and its ability to collect on judgments in its favor to generate a significant portion of its collections;

•	the ongoing risks of individual and class action lawsuits under consumer credit, consumer protection, theft, privacy, collections and other laws, which may be subject to awards of substantial damages;

•	negative publicity associated with litigation, governmental investigations, regulatory actions and other public statements, which could damage AACC’s and/or Encore’s reputation;

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the acquisitions that AACC and/or Encore have made or may make may prove to be unsuccessful or AACC’s and/or Encore’s time spent on mergers and acquisitions (including the merger) may strain or divert its resources;

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AACC’s and Encore’s dependence on their respective management teams for the adoption and implementation of strategies and the potential material adverse effect on their respective businesses if AACC and/or Encore loses management’s services or if the combined company fails to retain key AACC employees after the completion of the merger;

•	regulatory, political, and economic conditions in India, which expose the combined company to risk;

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the risk that the combined company may not be able to manage its growth effectively, including the expansion of its operations in non-U.S. jurisdictions, including, as applicable, India and Costa Rica;

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the possible adverse effect on the combined company’s operations if its technology and telecommunications systems were to fail, or if it is not able to successfully anticipate, invest in, or adopt technological advances within its industry;

•	the risk of a security breach, which could cause the business and operations or either AACC or Encore to suffer;

•	the risk that the combined company’s competitive advantage may be materially diminished if it is not able to adequately protect the intellectual property rights upon which it relies; and

•	assumptions relating to the foregoing.

These factors may cause AACC’s and/or Encore’s actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Encore or AACC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements throughout this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Encore and AACC undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

All information contained in this proxy statement/prospectus concerning Encore or Merger Sub has been supplied by Encore and Merger Sub, as applicable, and has not been independently verified by AACC or its representatives. All information contained in this proxy statement/prospectus concerning AACC has been supplied by AACC and has not been independently verified by Encore, Merger Sub or their respective representatives.

THE AACC SPECIAL MEETING

Time, Place and Purpose of the Special Meeting

The enclosed proxy is solicited on behalf of AACC’s Board of Directors for use at a special meeting of AACC’s stockholders to be held on June 13, 2013, at 9:00 a.m. (local time), or at any adjournments or postponements thereof, for the purposes set forth in this proxy statement/prospectus and in the accompanying notice of special meeting. The special meeting will be held at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022.

At the special meeting, AACC’s stockholders are being asked to consider and vote upon a proposal to adopt the merger agreement. AACC’s stockholders are also being asked to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. Further, AACC’s stockholders are being asked to cast an advisory (non-binding) vote with respect to “golden parachute” compensation payable under existing agreements to AACC’s named executive officers in connection with the merger.

AACC does not expect a vote to be taken on any other matters at the special meeting or any adjournment or postponement thereof. If any other matters are properly presented at the special meeting or any adjournment or postponement thereof for consideration, however, the holders of the proxies will have discretion to vote on these matters in accordance with their best judgment.

Board Recommendation

AACC’s Board of Directors, after careful consideration, has, by a unanimous vote of those directors present, approved and authorized the merger agreement and the transactions contemplated by the merger agreement, including the merger, determined that the merger agreement is advisable and in the best interests of the stockholders of AACC, and recommends that you vote “FOR” adoption of the merger agreement. For a discussion of the material factors considered by AACC’s Board of Directors in reaching its conclusions, see “AACC Proposal No. 1 – The Merger—AACC’s Reasons for the Merger; Recommendation of the AACC Board of Directors” beginning on page 46.

AACC’s Board of Directors recommends that you vote “FOR” the proposal to adopt the merger agreement, “FOR” the proposal to approve the “golden parachute” compensation and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.

Record Date; Stockholders Entitled to Vote; Quorum; Voting Information

Only holders of record of AACC’s common stock at the close of business on May 3, 2013, the record date for the special meeting, are entitled to notice of and to vote at the special meeting. At the close of business on the record date, 30,838,459 shares of AACC’s common stock were outstanding and entitled to vote and there were no shares of AACC’s preferred stock outstanding. A list of AACC’s stockholders will be available for review at AACC’s executive offices during regular business hours after the date of this proxy statement/prospectus and through the date of the special meeting. Each holder of record of AACC’s common stock on the record date will be entitled to one vote for each share held by such holder. The presence, in person or by proxy, of the holders of a majority in voting power of the stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum for the transaction of business at the special meeting.

All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes, if any.

If a stockholder’s shares are held of record by a broker, bank or other nominee and the stockholder wishes to vote at the special meeting, the stockholder must obtain from the record holder a proxy issued in the stockholder’s name. Brokers who hold shares in “street name” for clients typically have the authority to vote on

“routine” proposals when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the merger agreement, the “golden parachute” compensation and the proposal to adjourn or postpone the special meeting if necessary to solicit additional proxies in support of the merger. Proxies submitted without a vote by brokers on these matters are referred to as “broker non-votes.” Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the special meeting.

Proxies received at any time before the special meeting and not revoked or superseded before being voted will be voted at the special meeting. If the proxy indicates a specification, it will be voted in accordance with the specification. If no voting specification is indicated, the proxy will be voted “FOR” adoption of the merger agreement, “FOR” the approval of the “golden parachute” compensation, “FOR” the approval of the proposal to adjourn the special meeting if there are not sufficient votes to adopt the merger agreement, and in the discretion of the persons named in the proxy with respect to any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

Stockholders may also vote in person by ballot at the special meeting.

The affirmative vote of holders of a majority of the outstanding shares of AACC common stock on the record date is required to adopt the merger agreement. Because adoption of the merger agreement requires the approval of stockholders representing a majority of the outstanding shares of AACC common stock, failure to vote your shares of AACC common stock (including failure to provide voting instructions if you hold through a broker, bank or other nominee) will have exactly the same effect as a vote “AGAINST” the merger agreement.

The affirmative vote of a majority of the shares of AACC common stock present (in person or by proxy) and entitled to vote on the proposal is required for the approval of each of the advisory (non-binding) proposal on “golden parachute” compensation and the proposal to adjourn the special meeting if there are not sufficient votes to adopt the merger agreement. Broker non- votes (and other failures to vote) will have no effect on the “golden parachute” compensation and adjournment proposals. However, abstentions will have the same effect as a vote “AGAINST” each such proposal.

The vote to approve the “golden parachute” compensation is advisory only and will not be binding on AACC or Encore and is not a condition to consummation of the merger. If the merger agreement is adopted by the stockholders and completed, the “golden parachute” compensation may be paid to AACC’s named executive officers even if stockholders fail to approve the golden parachute compensation.

The persons named as proxies may propose and vote for one or more adjournments of the special meeting, including adjournments to permit further solicitations of proxies.

In connection with the merger agreement, AAC Quad-C Investors LLC (the “supporting stockholder”), which held, as of March 6, 2013, approximately 35.6% of the outstanding shares of AACC, entered into the voting agreement, pursuant to which the supporting stockholder has agreed to vote all of its shares of AACC common stock in favor of the adoption of the merger agreement. See “The Merger Agreement—Voting Agreement” on page 99.

You should send your stock certificates, together with a completed and executed election form, to the exchange agent, and not AACC, as far in advance of the election deadline as possible. If you hold your shares of AACC common stock in “street name”, your broker, bank or other nominee will be sent the election form and you will receive instructions from such broker, bank or other nominee on how to timely submit an election form. If the merger is completed and you have not submitted a valid election form covering all of your shares, you will be sent a letter of transmittal regarding the procedures for exchanging such AACC common stock certificates for the merger consideration.

How You Can Vote

Before you vote, you should read this proxy statement/prospectus carefully and in its entirety, including the annexes and the documents incorporated by reference herein, and carefully consider how the merger affects you. Then, mail your completed, dated and signed proxy card in the enclosed return envelope or submit your proxy by Internet, by telephone or by mail as soon as possible so that your shares can be voted at the special meeting. If your shares are registered in the name of a broker, bank or other nominee, follow the instructions provided by your broker, bank or nominee to vote your shares. If your shares are registered in your name, you may vote your shares in any of the following ways:

•

Submitting a Proxy by Mail. If you choose to have your shares voted at the special meeting by submitting a proxy by mail, simply mark your proxy, date and sign it, and return it in the postage-paid envelope provided.

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Submitting a Proxy by Telephone. You can have your shares voted at the special meeting by submitting a proxy by telephone by calling the toll-free number on the proxy card until 11:59 p.m. Eastern Time on June 12, 2013. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Submitting a proxy by telephone is available 24 hours a day. If you submit a proxy by telephone with respect to a proxy card, do not return that proxy card.

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Submitting a Proxy by Internet. You can also have your shares voted at the special meeting by submitting a proxy via the Internet until 11:59 p.m. Eastern Time on June 12, 2013. Instructions on how to submit a proxy via the Internet are located on the proxy card enclosed with this proxy statement/prospectus. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and create an electronic voting form. If you submit a proxy via the Internet with respect to a proxy card, you should not return that proxy card.

•	Voting in Person. You can also vote by appearing and voting in person at the special meeting.

If you choose to have your shares of AACC common stock voted at the special meeting by submitting a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, all of your shares of AACC common stock will be voted “FOR” the adoption of the merger agreement, “FOR” the approval of the “golden parachute” compensation and “FOR” the approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement. You should return a proxy even if you plan to attend the special meeting in person.

Proxies; Revocation

Any person giving a proxy pursuant to this solicitation has the power to revoke and change it any time before it is voted. It may be revoked and/or changed at any time before it is voted at the special meeting by:

•	giving written notice of revocation to AACC’s Corporate Secretary;

•	submitting another proper proxy by Internet, by telephone or by a later-dated written proxy; or

•	attending the special meeting and voting by paper ballot in person. Your attendance at the special meeting alone will not revoke your proxy.

If your shares of AACC common stock are held in the name of a bank, broker, trustee or other holder of record, including the trustee or other fiduciary of an employee benefit plan, you must obtain a proxy, executed in your favor from the holder of record, to be able to vote at the special meeting.

Expenses of Proxy Solicitation

AACC will pay for the costs of soliciting proxies for the special meeting. Officers, directors and employees of AACC may solicit proxies; however, they will not be paid additional or special compensation for soliciting proxies. AACC will also request that individuals and entities holding shares in their names, or in the names of their nominees, that are beneficially owned by others, send proxy materials to and obtain proxies from, those beneficial owners, and will reimburse those holders for their reasonable expenses in performing those services. D.F. King & Co., Inc. has been retained by AACC to assist it in the solicitation of proxies, using the means referred to above, and will receive a fee of approximately $6,500. AACC will reimburse D.F. King & Co., Inc. for certain expenses and costs incurred by it in connection with its services and will indemnify D.F. King & Co., Inc. for certain losses.

Adjournments and Postponements

Although AACC does not expect to do so, if AACC has not received sufficient proxies to constitute a quorum or sufficient votes for adoption of the merger agreement, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. The proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the shares of AACC common stock present or represented by proxy at the special meeting and entitled to vote on the matter. Any signed proxies received by AACC that approve the proposal to adjourn or postpone the special meeting will be voted in favor of an adjournment or postponement in these circumstances. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Rights of Stockholders Who Object to the Merger

Holders of AACC common stock who oppose the merger are entitled to statutory appraisal rights under the DGCL in connection with the merger. This means that holders of AACC common stock who do not vote in favor of the adoption of the merger agreement may be entitled to have the value of their shares determined by the Court of Chancery of the State of Delaware, and to receive payment based on that valuation instead of receiving the per share merger consideration. The ultimate amount received in an appraisal proceeding may be more than, the same as or less than the amount that would have been received under the merger agreement.

To exercise appraisal rights, a dissenting holder of AACC common stock must submit a written demand for appraisal to AACC before the vote is taken on the merger agreement and must NOT vote in favor of the adoption of the merger agreement. Failure to follow exactly the procedures specified under the DGCL will result in the loss of appraisal rights. See “AACC Proposal No. 1 – The Merger—Appraisal Rights” beginning on page 66 and Annex C to this proxy statement/prospectus.

Other Matters

AACC’s Board of Directors is not aware of any business to be brought before the special meeting other than that described in this proxy statement/prospectus. If, however, other matters are properly presented at the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

Questions and Additional Information

If you have questions about the special meeting or the merger after reading this proxy, or if you would like additional copies of this proxy statement/prospectus or the proxy card, you should contact AACC’s proxy solicitor, D.F. King & Co., Inc., toll-free (for stockholders) at (888) 644-5854 or (for banks and brokers) at (212) 269-5550.

AACC PROPOSAL NO. 1 – THE MERGER

Background of the Merger

From time to time, AACC has, under the supervision of AACC’s Board of Directors, evaluated strategic alternatives to AACC’s business and long-term strategic plan, each with a view towards enhancing stockholder value. Such strategic alternatives have included a possible sale of AACC, transformational combinations with large strategic parties, debt refinancings and private investments by financial sponsors in AACC. For example, in 2011, in response to an unsolicited indication of interest from a pair of financial sponsors (“Financial Buyer A”), AACC engaged William Blair & Co., L.L.C., or William Blair, a nationally recognized financial advisor, and Kirkland & Ellis LLP, or K&E, an internationally recognized law firm, as part of a thorough strategic review process that did not result in a transaction.

In early November 2012, following the release of AACC’s third quarter results and the resulting decline in AACC’s stock price, William Blair informed Mr. H. Eugene Lockhart, the Chairman of AACC’s Board of Directors, that it had received an unsolicited informal inquiry from a potential strategic purchaser, or Company A, regarding AACC’s interest in a potential strategic transaction. As a result of this inquiry, and, as part of the ongoing review and assessment of AACC’s business strategy, Mr. Lockhart asked William Blair to informally assist AACC in further investigating, on a preliminary basis, the possibility of engaging in a strategic transaction with either Company A or with Encore, which had previously expressed interest in potentially pursuing a strategic transaction involving AACC.

On November 8, 2012, William Blair contacted Encore to see if it had any interest in investigating a potential strategic transaction with AACC. During this discussion, Encore informally indicated that it would be interested in exploring the potential opportunity. Following this discussion, William Blair suggested to each of Encore and Company A that it review AACC’s publicly available information and prepare a preliminary, informal indication of AACC’s value.

On November 26, 2012, the non-executive members of AACC’s Board of Directors held a telephonic meeting to discuss AACC’s performance, growing strategic concerns and recent events, including William Blair’s communications with Encore and Company A and the likelihood that AACC would be able to refinance its existing credit facility on as favorable terms as had initially been hoped for by the Board of Directors.

Towards the end of November 2012, Encore and Company A each informed William Blair that it had completed its initial review of publicly available information and had conducted board level discussions regarding the opportunity to pursue a transaction with AACC. Encore verbally indicated that it was interested in pursuing a transaction that preliminarily valued AACC within a range from $6.50 to $6.60 per share. Company A verbally indicated that it was interested in pursuing a transaction that preliminarily valued AACC at $6.50 per share, with the potential for an increase in value depending on the results of its diligence review, and Company A requested exclusivity in order to pursue a potential transaction.

On December 7, 2012, AACC’s Board of Directors held a telephonic meeting. Mr. Lockhart provided the other directors with a brief update regarding the recent communications between William Blair and each of Encore and Company A. K&E then presented an in-depth review of the Board of Directors’ fiduciary duties under Delaware law. K&E also discussed potential or apparent conflicts of interest that could arise in connection with the evaluation and negotiation of a potential transaction involving AACC and reviewed certain conduct guidelines for directors and senior management that it recommended the Board adopt during the exploration of strategic alternatives. Following discussion, AACC’s Board of Directors decided to explore the potential for a strategic transaction involving AACC and, despite the lack of any immediately apparent conflict of interest, the Board established a board committee, or the Review Committee, composed of four disinterested directors to conduct the exploration and review of strategic alternatives, with a goal toward enhancing stockholder value. The initial mandate and authority of the Review Committee was to assess strategic alternatives available to AACC, including engaging with third parties that the Review Committee identified as likely being interested and capable of completing a transaction in order to obtain preliminary indications of the terms on which any such party might be willing to participate in a potential transaction involving AACC, and to report back to the full Board of Directors. The Review Committee was not initially authorized to enter into material negotiations with respect to any potential transaction, to approve any definitive agreement (other than non-disclosure agreements) involving or relating to any potential transaction, or to negotiate or explore in detail any potential refinancing alternatives that might be available to AACC (although the committee was authorized to take potential refinancing alternatives and their impact on AACC into account as it explored other strategic alternatives). After discussion and noting that the supporting stockholder, while interested in reducing its stake in AACC, did not need liquidity or otherwise have a conflict of interest relative to the interests of all stockholders, the members of the Board of Directors appointed to the Review Committee were Jennifer L. Adams, Philip Goodeve, Anthony R. Ignaczak (who is affiliated with the supporting stockholder) and Mr. Lockhart.

Later in the day on December 7, the Review Committee held a telephonic meeting. Mr. Lockhart was elected Chairperson of the Review Committee. Mr. Lockhart noted that, after interviewing multiple potential financial advisors, William Blair had been engaged by the Company in 2011 to assist in a review of strategic alternatives. William Blair had been selected based on, among other considerations, its familiarity with the primary debt collection industry participants and its expertise in transactions in the industry. In light of this expertise, as well as William Blair’s familiarity with AACC, its independence with respect to Encore, Company A and Financial Buyer A, and concerns with respect to maintaining the confidentiality of the Board of Directors’ consideration of a potential transaction, the Review Committee determined to again retain William Blair as a financial advisor to the Company. In addition, the Review Committee determined to retain K&E as legal advisor in connection with the review of potential strategic alternatives. William Blair then reviewed its recent communications with Encore and Company A. Following discussion, the Review Committee determined that neither party’s proposal warranted exclusivity and instructed William Blair to request that each party conduct additional diligence of AACC’s portfolio to facilitate the submission of a more informed expression of interest on December 21, 2012.

The Review Committee then discussed the merits of contacting additional potential bidders, particularly potential financial sponsors, and determined to limit the potential sale process to just Encore and Company A for the time being. In making this decision, the Review Committee took into account:

•	William Blair’s recent experience in strategic sales processes involving participants in the debt collection industry;

•	the need to maintain the confidentiality of the process;

•	the disruptive and competitive impact that a broad-based due diligence exercise could potentially have on AACC’s management and business, particularly if a transaction was not completed;

•

the difficulty that a financial sponsor would be expected to experience in financing an appealing transaction for AACC at this time, given dynamics in the debt collection industry, the state of the financial markets and the recent experience of AACC in discussing with lenders the potential refinancing of its debt;

•

the belief that Encore and Company A were the most likely candidates to pay the highest price given their strategic positions, ability to obtain synergies and certain market dynamics in the debt collection industry; and

•	the potential for AACC to use a “go-shop” provision in the definitive transaction agreement, which would permit AACC to undertake a broader market check at a later stage in the sale process.

On December 7, 2012, William Blair invited each of Encore and Company A to conduct additional diligence on AACC’s debt portfolio and to submit a refined expression of interest on or around December 21, 2012. Shortly thereafter, each of Encore and Company A entered into a confidentiality agreement with AACC and were provided with access to an electronic data room that had been established to facilitate the due diligence process.

On December 14, 2012, the Review Committee held a telephonic meeting. At this meeting, William Blair provided an update regarding its recent communications with, and the work being done by, each of Encore and Company A. Following this update, the Review Committee requested that management prepare projections for fiscal years 2013 through 2017, for use by William Blair with respect to its preliminary valuation of AACC and directed William Blair to provide a letter outlining the bidding process to each of Encore and Company A.

On December 17, 2012, William Blair sent a letter to each of Encore and Company A requesting that they submit expressions of interest no later than December 21, 2012.

On December 20, 2012, the Review Committee held a telephonic meeting to review the projections for fiscal years 2013 through 2017 that management had prepared at the Review Committee’s request. Mr. Rion Needs, AACC’s President and Chief Executive Officer, Mr. Reid Simpson, AACC’s Senior Vice President and Chief Financial Officer, and Mr. Jeff Bankowski. AACC’s Vice President—Strategy, Analytics & Shared Services, discussed the historical and projected financial metrics set forth in the materials provided to the Review Committee. The Review Committee questioned the reliability of the projections, noting AACC’s recent history of underperformance as compared to Wall Street consensus estimates, and requested that Mr. Simpson provide an expanded analysis of management’s discounted estimated remaining collections (net of estimated cost to collect) per share analysis.

On December 21, 2012, Encore and Company A each submitted a preliminary indication of interest to acquire AACC. Encore’s indication of interest valued AACC at a price of $6.50 per share, to be paid in cash, although Encore did indicate a willingness to consider alternative cash/stock consideration if requested by AACC. Company A’s indication of interest valued AACC at a price of $7.30 per share, to be paid in cash, although Company A indicated that it was willing to consider including a limited number of its shares of common stock as part of the consideration if it would meaningfully improve the attractiveness of its offer. Each of Encore and Company A requested exclusivity as a condition to its willingness to continue investigating a potential transaction.

Later on December 21, the Review Committee met to discuss the preliminary indications of interest that had been received. William Blair reviewed the financial terms of the indications of interest and the potential business combination partners, as well as its preliminary financial analyses of AACC. After a discussion, the Review Committee determined to take the indications of interest back to AACC’s Board of Directors and instructed William Blair to go back to Company A to see if its proposed purchase price could be increased, potentially in exchange for obtaining exclusivity, and to Encore to let it know that AACC would likely move in a different direction unless Encore increased its proposed purchase price.

Immediately following the Review Committee’s meeting, William Blair contacted Company A and indicated that, before the Review Committee would recommend to AACC’s Board of Directors that it negotiate with Company A, and that Company A perhaps be granted exclusivity, Company A would need to both increase its proposed purchase price and add a stock component to the proposed consideration. On that same night, William Blair informed Encore that AACC would likely move in a different direction unless Encore increased its proposed purchase price. In response, Encore indicated that its price was firm based on its extensive evaluation of AACC’s debt portfolio.

Later on December 21, in response to William Blair’s request, Company A submitted a revised preliminary indication of interest in which it increased the per share purchase price it was willing to pay AACC’s stockholders to $7.50 and indicated that it was willing to provide AACC’s stockholders the right to elect to receive up to 15% of the aggregate transaction consideration in the form of Company A’s common shares. Company A also requested exclusivity through February 8, 2013, as a condition to its willingness to continue investigating a potential transaction.

On December 26, 2012, the Review Committee held a telephonic meeting. William Blair provided an update regarding the revised indication of interest received from Company A and Encore’s response to the request for additional purchase price. William Blair then again reviewed its preliminary financial analyses of AACC. The Review Committee then reviewed management’s projected discounted estimated remaining collections (net of estimated cost to collect) per share value and the comparison between historical management projections versus AACC’s actual performance which had been requested at the December 20, 2012, meeting. Following discussion, the members of the Review Committee unanimously agreed to recommend to AACC’s Board of Directors that AACC pursue a potential transaction with Company A and grant it exclusivity through February 8, 2013.

On December 27, 2012, AACC’s Board of Directors held a telephonic meeting. William Blair provided an update regarding the indications of interests received from Company A and Encore, and again reviewed its preliminary financial analyses of AACC with the Board. Mr. Lockhart then provided an overview of the steps that the Review Committee had taken to solicit and evaluate indications of interest. K&E then discussed the “go-shop” provision that the Review Committee proposed to include in any definitive agreement and again reviewed the directors’ fiduciary duties under Delaware law. Following discussion, it was unanimously agreed that AACC should proceed to negotiate with Company A to see if an agreement could be reached and that Company A should be provided with a period of exclusivity through February 8, 2013. AACC’s Board of Directors also expanded the mandate of the Review Committee, authorizing it to, among other things, determine whether a strategic transaction is fair to and in the best interests of AACC and its stockholders, bind AACC to a limited period of exclusive negotiations with a counterparty, negotiate a definitive agreement with respect to a strategic transaction and recommend to AACC’s Board of Directors whether the Board should approve a strategic transaction and recommend a transaction to AACC’s stockholders.

Following this meeting, William Blair informed Encore that AACC was moving in a different direction and Encore’s access to AACC’s electronic data room was cut off.

After negotiating for several days, AACC and Company A entered into an exclusivity agreement on January 2, 2013, which, subject to the terms and conditions thereof, provided that AACC would not negotiate a business combination transaction with anyone other than Company A prior to February 8, 2013. Amongst other provisions, the exclusivity agreement provided that AACC could terminate the agreement if Company A failed to reaffirm the material terms of its indication of interest (including price) upon AACC’s request that it do so.

From January 3 through January 23, 2013, Company A conducted additional diligence on AACC, which included various in-person meetings between representatives of Company A and AACC.

The Review Committee held a telephonic meeting January 4, 2013. At this meeting, William Blair provided an update of the status of discussions with Company A and its ongoing diligence process. The Review Committee members also discussed various matters related to AACC’s ongoing business, including the potential refinancing of AACC’s credit facility. Following discussion, the Review Committee determined to postpone any decision on the potential refinancing matter until it got a better sense of how the potential transaction with Company A was progressing.

On January 8, 2013, the Review Committee held a telephonic meeting. In the course of this meeting, William Blair provided an update with respect to Company A’s on-going process. The Review Committee then discussed certain proposed terms of the preliminary draft merger agreement, including the terms of the proposed “go-shop” provision, and the status of K&E’s diligence review of Company A. The Review Committee also discussed certain terms of a draft voting agreement involving the supporting stockholder, including whether the supporting stockholder would be willing to agree in the voting agreement to elect to receive only cash consideration in connection with a potential transaction. Mr. Ignaczak indicated that, while this had not been previously discussed by the supporting stockholder, he thought this would be acceptable. The Review Committee noted that this would potentially benefit other AACC stockholders who may be interested in electing to receive Company A shares in the merger, as it would permit them to receive a greater proportion of the merger consideration in their chosen form than would be the case if the supporting stockholder were to elect to receive Company A shares.

On January 15, 2013, K&E distributed a draft merger agreement to Company A’s legal counsel. The draft agreement provided for, among other things, an election for AACC’s stockholders to receive up to 15% of the merger consideration in shares of common stock of Company A, as well as a 40 day “go-shop” period and a customary “fiduciary out” that could be exercised by AACC’s Board of Directors.

On January 18, 2013, the Review Committee held a telephonic meeting. During the course of this meeting, William Blair updated the Review Committee with respect to both Company A’s on-going diligence process and the initial comments of AACC’s accountants regarding the results of operations for the fourth quarter of the 2012 fiscal year. William Blair noted that AACC’s quarterly results were again below expectations (even after analysts had revised their expectations downward on two previous occasions) across various performance metrics, including revenue, EBITDA, Adjusted EBITDA and earnings per share. The Review Committee discussed of the potential impact of the pending results on AACC’s strategic alternatives, including the potential transaction with Company A.

On January 23, 2012, K&E received a revised draft of the merger agreement from Company A’s legal counsel.

On January 24, 2013, Company A called William Blair to inform it that Company A had substantially completed its due diligence of AACC and, based on the results of the review, could no longer support a price of $7.50 per share. Company A indicated that it continued to be interested in acquiring AACC’s debt portfolio (without acquiring the entire Company), and that any purchase of AACC as a going concern was only feasible from Company A’s perspective at a price per share below $6.00. Company A did not make a specific proposal as to what price it might be willing to pay to acquire all of AACC’s equity. Immediately after this call, William Blair informed Mr. Lockhart and K&E of Company A’s position.

On January 28, 2013, the Review Committee held a telephonic meeting. During the course of this meeting, William Blair provided the committee members with an update regarding Company A’s position and concerns, noting that Company A’s primary justifications for its diminished interest in a transaction appeared to be that Company A:

•

had revised its expected cash flows from AACC’s debt portfolio substantially downward, due largely to AACC’s prior collection efforts (moving more aggressively to collect earlier in the portfolio, increasing its use of the legal collection channel and settling earlier and for lower amounts than, in each case, Company A would have done);

•

was concerned that the application of the business practices that AACC had adopted in response to the Federal Trade Commission’s decree to Company A’s business could adversely impact Company A’s business; and

•	ascribed a negative value to certain forward flow portfolio acquisition contracts that AACC had recently entered into.

Following discussion, the Review Committee instructed William Blair to request that Company A either reaffirm its $7.50 per share value or acknowledge that the exclusivity agreement between AACC and Company A was terminated. The Review Committee then considered potential strategic alternatives available to AACC that did not involve Company A, including re-engaging with Encore with respect to a strategic transaction and widening the sale process to include additional potential financial and strategic purchasers. After considering the potential adverse impacts that a broad solicitation process might have on AACC’s management and business, as well as the need to maintain confidentiality and control over the strategic review process and William Blair’s recent experience running an auction for a company in the debt collection industry, the Review Committee determined that, subject to discussion with the entire the Board of Directors, William Blair should contact Encore and six potential financial purchasers in order to gauge their interests in pursuing a transaction involving AACC. The proposed financial purchasers were selected by the Review Committee and William Blair on the basis of their financial resources and industry expertise. In addition, it was decided that AACC should simultaneously pursue a refinancing of its credit facility. As part of the discussion, it was noted that one of AACC’s directors, William Jacobs, was affiliated with Financial Buyer A, who was a proposed potential purchaser. Following discussion, the Review Committee determined to ask Mr. Haider, in his capacity as the Chairman of AACC’s Nominating and Corporate Governance Committee, to speak with Mr. Jacobs regarding the potential conflict.

On January 29, 2013, Company A confirmed in writing to William Blair that it would not reaffirm the $7.50 per share valuation set forth in its December 21, 2012, indication of interest and acknowledged the termination of the exclusivity agreement between it and AACC.

On February 4, 2013, AACC’s Board of Directors held a telephonic meeting in which Mr. Jacobs voluntarily did not participate. Mr. Lockhart provided the directors with a brief overview of recent events involving Company A and informed them that the exclusivity agreement with Company A had been terminated. William Blair provided the directors with an overview of the concerns Company A had raised in connection with its price reduction. Mr. Lockhart then informed the directors that the Review Committee recommended contacting an expanded group of potential purchasers (composed of Encore and six financial purchasers) and simultaneously pursuing the refinancing of AACC’s credit facility. Following discussion with William Blair and K&E, the Board of Directors determined to reconvene on February 6 and asked William Blair to prepare an updated leveraged-buyout analysis for its consideration, as well as additional suggestions on the specifics of reaching out to the expanded group of potential purchasers.

On February 6, 2013, AACC’s Board of Directors held a telephonic meeting in which Mr. Jacobs again voluntarily did not participate. William Blair presented the updated leveraged-buyout analysis and its recommendations regarding how to reach out to the expanded group of potential purchasers, each of which had been requested at the February 4 Board of Directors meeting. The directors and William Blair discussed the management projections that had been used in the analysis (which were the same ones that had been presented to the Review Committee on December 20, 2012, but excluding AACC’s legal recovery services business, which results were excluded based upon feedback from potential purchasers who discounted the value attributable to such business, as well as the Review Committee’s belief that the business was not material to AACC’s results as a whole and that the projections for the business were highly speculative) the potential impact of the announcement of AACC’s fourth quarter results on the strategic alternatives available to AACC and William Blair’s recent experience running an auction for a company in the debt collection industry. In light of their significant equity holdings, and following discussion with the other directors, Mr. Ignaczak (who is affiliated with the supporting stockholder) and Mr. Bradley left the meeting in order to permit the remaining directors to make a determination as to the desirability of pursuing a potential transaction free from the potential perception of a conflict between the interests of the large, inside stockholders and the interests of all stockholders. Following further discussion, the remaining members of the Board of Directors (being Ms. Adams and Messrs. Goodeve, Lockhart, Needs, Wilkins and Haider) endorsed the Review Committee’s proposed plan of contacting an expanded group of potential purchasers (including Encore) and simultaneously pursuing the refinancing of AACC’s credit facility.

In the days that followed, William Blair contacted the six financial purchasers that had been identified by the Review Committee and William Blair in order to gauge their interest in a potential transaction. Of these parties, three (including Financial Buyer A) expressed interest, executed confidentiality agreements and were granted access to certain confidential information of AACC, while the other three were not interested in pursuing the opportunity at that time and/or in AACC’s industry generally. The other two financial sponsors that expressed interest in exploring a potential transaction are referred to as Financial Buyer B and Financial Buyer C.

On February 12, 2013, William Blair contacted Encore to again gauge its interest in pursuing a potential transaction with AACC. At the direction of the Review Committee, William Blair asked Encore if it would be willing to re-engage on a potential transaction on a non-exclusive basis, at an offer price above their initial per share valuation of $6.50, and to include a stock component to the consideration. Later that same day, Encore informed William Blair that certain members of its Board of Directors had a telephone conversation to discuss the opportunity and that Encore was willing to proceed on a non-exclusive basis and to add a stock component to the consideration, but was unwilling to increase its proposed price. Following this call, William Blair informally updated some members of the Review Committee regarding its conversations with Encore.

On February 13, 2013, Encore was again granted access to AACC’s electronic dataroom.

On February 22, 2013, the Review Committee held a telephonic meeting. William Blair provided the Review Committee with an update regarding its recent communications with potential purchasers. Following discussion, the Review Committee instructed K&E to distribute a draft merger agreement to Encore. The Review Committee then discussed whether to expand the transaction process at this time to include one or two additional potential purchasers. Following discussion, the Review Committee ultimately determined that William Blair should contact one additional financial purchaser, having expressed concerns regarding confidentiality and competition with respect to expanding the transaction process to include additional strategic purchasers.

During the afternoon of February 22, 2013, K&E circulated a draft merger agreement to William Blair, which William Blair forwarded to Encore for its review. The draft agreement was substantially identical to the draft circulated to Company A’s counsel on January 15, 2013.

On February 25 and 26, 2013, AACC’s Board of Directors gathered for its regularly scheduled in-person meeting. During the course of these meetings, the directors held extensive discussions with management with respect to AACC’s budget, purchasing outlook, position in the industry and the strategic challenges facing the Company, among them the disadvantages that AACC faced with respect to cost to collect and cost of capital as compared to its public company competitors. Mr. Jacobs voluntarily recused himself from portions of the meeting relating to the potential sale of AACC.

On February 25, 2013, Mr. Brandon Black, the President and Chief Executive Officer of Encore, called Mr. Lockhart to inform him that Encore was substantially done with its diligence and was close to confirming its price of $6.50 per share of AACC’s common stock. Mr. Black informed Mr. Lockhart that Encore wanted the parties to accelerate the negotiation of a potential transaction, with the goal of announcing a transaction on March 4, 2013, when AACC was scheduled to release it fourth quarter and year-end earnings. Mr. Black requested that Encore be granted exclusivity through this date.

Following this call, the non-executive directors held a meeting with William Blair and K&E to discuss the strategic review process, their discussions with management regarding the issues facing AACC and management’s plan for addressing those issues were AACC to remain an independent entity. It was noted that William Blair had not been able to contact the additional potential purchaser identified on February 22, and it was decided that this party should not be contacted at this time until there was greater certainty as to whether the transaction with Encore would proceed.

On the morning of February 26, 2013, AACC’s Board of Directors met with management, William Blair and K&E and discussed at length the approach to take to Encore’s recent proposal, as well as AACC’s performance, the financial, regulatory and competitive landscape facing AACC and the state of the debt collection industry in general. K&E again reviewed the directors’ fiduciary duties and William Blair provided an update regarding the activity of the three financial sponsors that were exploring a potential transaction involving the Company, noting that only Financial Buyer A was actively accessing AACC’s electronic data room. Following discussion, the Board of Directors (with Messrs. Bradley, Ignaczak and Jacobs recusing themselves) determined that the Review Committee should engage with Encore to negotiate the terms of a potential transaction, but without Encore being granted exclusivity; instead, the three financial sponsors would be allowed to continue their diligence efforts. The Board instructed William Blair to ask Encore to raise its proposed purchase price to $6.75 per share. William Blair was also instructed to deliver process letters to Financial Buyer A, Financial Buyer B and Financial Buyer C, requesting that they submit a preliminary indication of interest by noon eastern time on March 4, 2013. The Board of Directors then discussed its desire to retain a cash and/or stock consideration election right in any merger agreement. The Board of Directors also considered whether to postpone AACC’s earnings release, but determined to re-visit this issue depending on how the potential transaction with Encore was progressing.

In accordance with the instructions of AACC’s Board of Directors, on the evening of February 26, 2013, William Blair contacted Encore and communicated the AACC Board of Directors’ requests. Encore promptly responded that it was unwilling to increase its price, pointing to the fact that AACC had increased the outstanding debt that Encore would be assuming in connection with a transaction since Encore had first proposed a $6.50 per share price back in December.

On the same date, William Blair also delivered process letters to each of Financial Buyer A, Financial Buyer B and Financial Buyer C requesting initial indications of interest no later than noon central time on March 4, 2013.

On February 27, 2013, Financial Buyer C informed William Blair that it was no longer interested in pursuing a transaction with AACC, citing its concern that it did not think it would be able to pay a meaningful premium to AACC’s then current stock price, as well as its concerns about the United States regulatory environment. Also on this date, a potential strategic purchaser, or Company B, contacted both Mr. Needs and William Blair to express its interest in participating in any potential sale process involving AACC. It was ultimately decided that Company B should not be included in the potential sale process at this time until there was greater certainty as to whether the transaction with Encore would proceed.

On the morning of February 28, 2013, Encore’s financial advisor, Morgan Stanley & Co. LLC, or Morgan Stanley, delivered to William Blair a preliminary list of material issues with respect to the draft merger agreement. Among other issues, this list noted that Encore was not willing to agree to a “go-shop” provision.

Also on that date, Financial Buyer A held a diligence conference call with management. Following the call, Financial Buyer A informed William Blair that, while it remained interested in pursuing a transaction, it would not be able to submit an offer by March 4, 2013.

Later that day, the Review Committee held a telephonic meeting. William Blair updated the Review Committee regarding recent developments with Encore, Financial Buyer A and Financial Buyer C. William Blair also informed the Review Committee that it expected that Financial Buyer B would withdraw from the process, based on is lack of activity to date. The Review Committee then reviewed the list of issues on the draft merger agreement that Encore’s advisors had delivered and again discussed in detail the terms of the draft agreement that had been sent to Encore and Encore’s proposed timing for a transaction. The committee invited management to join the call to provide their perspective on the ongoing refinancing efforts. Following discussion, management was instructed to temporarily halt the refinancing effort. The Review Committee further discussed delaying AACC’s earnings release and conference call, and again determined to revisit the issue in a few days time, depending on how the potential transaction with Encore was progressing.

Thereafter on February 28, 2013, K&E distributed a draft voting agreement to Encore’s legal counsel, Fulbright & Jaworski, L.L.P., or Fulbright, and informed Fulbright that AACC proposed that only the supporting stockholder would enter into the voting agreement with Encore. Later that evening, Fulbright sent K&E a revised draft of the merger agreement.

On March 1, 2013, the Review Committee held a telephonic meeting. William Blair updated the Review Committee on its recent discussions with Encore, and informed the members that no proposals had yet been received from either Financial Buyer A or Financial Buyer B. K&E then led a detailed discussion of the material issues raised by Encore’s revisions to the merger agreement, which included deleting the ability of AACC stockholders to choose the form of merger consideration (subject to certain limits) in favor of fixing the merger consideration mix at 75% cash and 25% stock, deleting the “go-shop” provision and including a restrictive “no shop” provision, and increasing the size of the termination fee payable by AACC as well as expanding the circumstances under which the fee would become payable. The Review Committee discussed the significance of Encore’s revisions to the draft merger agreement and again discussed the merits of having at least Financial Buyer A and Financial Buyer B excluded from the “no-shop” restrictions set forth in the merger agreement. After discussing Encore’s comments, the Review Committee determined to continue negotiations with Encore and directed William Blair and K&E to reach out to Encore’s advisors to discuss the draft merger agreement.

Following several discussions with Fulbright, in the early morning of March 2, 2013, K&E circulated a revised draft of the merger agreement.

During the day on March 2, Encore requested a telephone conference between Mr. Lockhart and Mr. George Lund, Executive Chairman of Encore’s Board of Directors, to discuss various issues in the proposed transaction raised by the draft merger agreement circulated that morning by K&E. Messrs. Lockhart and Lund spoke during the evening of March 2.

On March 3, 2013, Fulbright circulated a revised draft of the merger agreement.

On March 3, 2013, the Review Committee held a telephonic meeting to discuss the revised draft merger agreement. Thereafter, at the instruction of the Review Committee, William Blair and K&E continued to negotiate the terms of the draft merger agreement with Morgan Stanley and Fulbright.

That same afternoon, at the direction of the Review Committee, William Blair contacted Company A in order to confirm that it could not be enticed back into discussing a potential transaction. In response, Company A reconfirmed that no longer had any interests in pursuing a transaction involving the acquisition of all of AACC.

Late in the evening of March 3, 2013, the Review Committee held a telephonic meeting. William Blair and K&E provided the Review Committee with an overview of their discussions that day with Encore’s representatives. Following discussion, the Review Committee determined that AACC should delay its earnings call until March 6, 2013, and that William Blair and K&E should continue to work with Encore’s advisors to try to reach agreement on a draft merger agreement.

Throughout the evening of March 3 and the early morning of March 4, 2013, K&E held several discussions with respect to the terms of the draft merger agreement. During such discussions, AACC and Encore agreed that, in addition to the customary “fiduciary out” set forth therein, the merger agreement would be revised to permit AACC to continue to provide confidential due diligence information to, and engage in discussions with, certain specified third parties (each such party is also from time to time referred to herein as an “excluded party”) who were in the process of assessing a potential transaction involving AACC as of the date of the merger agreement. At the time of such discussions, the contemplated “excluded parties” consisted of Financial Party A and Financial Party B (and would have included Financial Party C, but for its determination on February 27, 2013 not to pursue a transaction with AACC). It was agreed that such right of AACC under the merger agreement would persist through March 27, 2013 (or, if an excluded party made a superior proposal on or before March 27, 2013, such deadline would automatically be extended until the date Encore’s matching right under the merger agreement with respect to such superior proposal expires). In the early morning of March 4, 2013, K&E circulated a revised draft of the merger agreement to Fulbright and Morgan Stanley. That same morning, AACC announced the postponement of its fourth quarter and 2012 year-end earnings release and conference call.

On the evening of March 4, 2013, the Review Committee held a telephonic meeting. William Blair and K&E updated the Review Committee on their discussions with Encore’s advisors and the remaining open issues. William Blair also informed the Review Committee that Financial Buyer B had notified William Blair that day that it was no longer interested in pursuing a transaction involving AACC. Prior to signing, the merger agreement was revised to remove Financial Buyer B as an “excluded party”.

Throughout March 4, 5 and early into the morning of March 6, K&E and Fulbright, and on occasion the management of each of AACC and Encore, continued to exchange drafts of the merger agreement and voting agreement and hold negotiations regarding their terms.

Late in the afternoon of March 5, 2013, the Review Committee held a telephonic meeting to discuss the status of the alternatives review process. William Blair reviewed for the Review Committee AACC’s strategic alternatives review process. William Blair then reviewed with the Review Committee its financial analysis of the

$6.50 per share merger consideration and informed the Review Committee that it was prepared to render its oral opinion to the full AACC Board of Directors that the merger consideration to be received in connection with the transaction with Encore was fair, from a financial point of view, to the holders of AACC common stock. K&E then provided an overview of the terms of the merger agreement and the voting agreement, highlighting remaining open points in each. K&E then reviewed the members’ fiduciary duties with respect to the proposed transaction. After discussion, the Review Committee unanimously voted to recommend that the Board approve and authorize the proposed transaction with Encore.

Immediately after the Review Committee meeting, AACC’s Board of Directors (with one director absent) held a telephonic meeting. William Blair reviewed for the Board AACC’s strategic alternatives review process. William Blair then reviewed with the Board its financial analysis of the $6.50 per share merger consideration and rendered its oral opinion to the Board (which was subsequently confirmed in writing), that the merger consideration to be received in connection with the transaction with Encore was fair, from a financial point of view, to the holders of AACC common stock. A discussion of William Blair’s analysis is described under “AACC Proposal No. 1 — The Merger—Opinion of AACC’s Financial Advisor” beginning on page 52. K&E then reviewed the directors’ fiduciary duties with respect to the proposed transaction. K&E then provided an overview of the terms of the merger agreement and the voting agreement, highlighting remaining open points in each. Mr. Lockhart informed the Board of Directors that the absent director, while not able to participate in the vote, had reviewed all of the materials circulated and was in favor of AACC proceeding with the proposed transaction. After considering the foregoing and each of the factors described under “AACC Proposal No. 1 — The Merger—AACC’s Reasons for the Merger; Recommendation of the AACC Board of Directors” beginning on page 46, including the recommendation of the Review Committee, AACC’s Board of Directors unanimously (of those directors present and voting) determined that the proposed merger agreement and related merger with Encore was advisable and in the best interests of AACC and its stockholders. The Board of Directors authorized the Review Committee to finalize the open points in the merger agreement.

In the early morning of March 6, 2013, Fulbright and K&E finalized terms of the merger agreement and the parties entered into the merger agreement and other transaction documents, and the transaction was publicly announced prior to the open of the stock markets on that day.

On March 7, 2013, Financial Buyer A (the only “excluded party” with whom AACC was permitted to continue discussing a transaction under the terms of the merger agreement) informed William Blair that it had determined not to pursue a potential transaction, citing that, based on its review of AACC’s portfolio and its financial modeling, it would not be able to submit a superior bid to the merger consideration offered by Encore.

On March 14, 2013, AACC received a preliminary written indication of interest from Company B concerning an alternative to the transactions contemplated by the merger agreement. On March 15, 2013, the Review Committee held a telephonic meeting to discuss Company B’s indication of interest. Following discussion, the Review Committee requested that William Blair speak with Company B’s financial advisor to clarify certain aspects of Company B’s proposal. William Blair and Company B’s financial advisor spoke later that day.

On March 20, 2013, AACC received a supplemental written indication of interest from Company B.

On March 22, 2013, the Review Committee held a telephonic meeting to discuss Company B’s proposal. Following discussion, the Review Committee confirmed that the proposal satisfied the requirements of the merger agreement that permit AACC to provide confidential due diligence information to, and engage in discussions with, Company B.

On March 26, 2013, AACC and Company B entered into a confidentiality agreement and Company B was granted access to AACC’s electronic data room. On April 10, 2013, Company B informed AACC that Company B would be unable to submit a superior proposal and that it determined not to move forward with its proposal.

AACC’s Reasons for the Merger; Recommendation of the AACC Board of Directors

The Review Committee

The Review Committee, after careful consideration, has by a unanimous vote approved, and determined to recommend to AACC’s Board of Directors the approval of, the merger agreement and the transactions contemplated by the merger agreement, including the merger.

In reaching its determination, the Review Committee consulted with the Company’s management and its financial and legal advisors, considered the short-term and long-term prospects of the Company and the interests of its stockholders and considered a number of factors and potential benefits and issues, including the following:

•	the Review Committee’s belief that the merger consideration that would be received by AACC’s stockholders pursuant to the merger represented a fair price for the shares of common stock of AACC;

•	the then current and historic market prices of AACC’s common stock, including:

•

the fact that the per share merger consideration of $6.50 per share of AACC’s common stock represents a premium of approximately 24.8% over the closing stock price of $5.21 on March 1, 2013, the last full trading day prior to the announcement before the market opened on March 4 that AACC was rescheduling its earnings call, and of approximately 24.3% premium over the volume-weighted average stock price of $5.23 over the last 30 trading days, as of March 1, 2013, prior to announcing the proposed transaction with Encore;

•

the fact that 89% and 81% of the trading volume in shares of AACC’s common stock during the three years and the last twelve months, respectively, preceding the execution of the merger agreement has been at a price that is less than the per share merger consideration of $6.50 per share; and

•

the fact that the shares of AACC’s common stock have only traded above the per share merger consideration of $6.50 per share for just 57 days, or approximately 23% of the time, during the last twelve months preceding the execution of the merger agreement, and for just 91 days, or approximately 12% of the time, during the last three years preceding the execution of the merger agreement;

•

AACC’s historical and current financial performance and results of operations, AACC’s prospects and long-term strategy, AACC’s competitive position and general economic and stock market conditions (including AACC’s record with respect to meeting consensus Wall Street estimates for its performance and operations);

•

the Review Committee’s understanding of AACC’s businesses, assets, financial condition, results of operations and prospects (as well as the risks involved in achieving those prospects), the nature of the market for AACC’s common stock and the nature of AACC’s businesses and the industries in which AACC competes;

•

AACC’s financial and strategic plan and the initiatives and the potential execution risks associated with such plan, and the effects of the economy on AACC specifically, and on AACC’s industry generally, and in connection with these considerations the risks that:

•	additional regulations and legislative and regulatory activities could potentially impact AACC’s business, results of operations, cash flows or financial condition;

•	competitive and other market pressures could adversely affect the availability and pricing of receivables portfolios, as well as the availability and costs of qualified account representatives;

•	AACC, unlike some of its larger competitors, would be competitively challenged in overcoming structurally higher cost to collect and cost of capital; and

•

if AACC did not enter into the merger agreement, the price that might be received by AACC’s stockholders selling stock of AACC in the open market, both from a short-term and long-term perspective, could be less than the per share merger consideration;

•	the sale process conducted by AACC, with the assistance of William Blair, which involved:

•

engaging in discussions with what the Review Committee believed were the two most likely strategic purchasers (Encore and Company A), as well as six financial purchasers, to determine their potential interest in a business combination transaction with AACC;

•	entering into confidentiality agreements with five parties (including both Encore and Company A); and

•	the fact that outside of Encore, Company A and Financial Buyer A (who had not submitted an indication as to value), no other party contacted expressed interest in pursuing an acquisition of AACC;

•	the fact that the price proposed by Encore represented the highest definitive price that AACC received for the acquisition of AACC;

•

William Blair’s extensive knowledge of the industry and awareness, based on its recent participation in potential business combination transaction processes involving industry participants, of likely potential purchasers of AACC;

•

William Blair’s financial analysis of the $6.50 per share merger consideration and the fact that William Blair informed the Review Committee that it was prepared to render its oral opinion to the full AACC Board of Directors, that as of March 5, 2013, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the per share merger consideration to be paid to the holders of the outstanding shares of AACC common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders;

•

the fact that all of AACC’s stockholders have the opportunity to elect the form of consideration they would like to receive in the form of cash, Encore stock or a mix of cash and Encore stock (subject to the limitations and proration described in the section titled “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81) which would allow AACC’s stockholders to choose a form of consideration that would all them to either receive a certain cash value for their shares and monetize their investment in AACC, participate in the potential future increase in value of an investment in Encore, or dispose of their Encore shares in the public market;

•	the fact that the cash consideration is fixed at $6.50 and is available to all of AACC’s stockholders without limitation;

•

the fact that, while the exchange ratio for Encore common shares to be received in the merger is fixed as of signing, the election mechanic permits AACC stockholders who make an election to receive some or all of their consideration in the form of Encore shares to participate in the upside of an increase in the market price of Encore common shares between the signing and closing of the merger;

•

the fact that the supporting stockholder has, in the voting agreement, committed to take merger consideration in the form of cash only, thereby potentially allowing other AACC stockholders who are interested in electing to receive merger consideration in whole or part in the form of Encore shares to receive a greater proportion of the merger consideration in their chosen form than would be the case if the supporting stockholder were to elect to receive Encore shares;

•	the financial analyses, information and perspectives provided to the Review Committee by management and AACC’s financial and legal advisors;

•	the fact that the completion of the merger requires the approval of AACC stockholders;

•	the terms and conditions of the merger agreement, including:

•

the fact that the merger is not subject to any financing contingencies and the assessment by the Review Committee, after consultation with William Blair, that Encore has the financial capability to fund the merger consideration entirely in cash if necessary;

•	the limited number and nature of the conditions to Encore and Merger Sub’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions;

•

the amount of the termination fees payable by AACC under the circumstances set forth in the merger agreement would be unlikely to serve as a deterrent to third parties from proposing alternative business combination transactions;

•

the ability that AACC retains to provide confidential due diligence information to, and engage in discussions with, certain specified third parties who were in the process of assessing a potential transaction involving AACC as of the date of the merger agreement, and the fact that AACC would pay a lower termination fee to pursue a superior transaction with one of these parties;

•

the ability that AACC retains to provide confidential due diligence information to, and engage in discussions with, any third party that makes an unsolicited bona fide written takeover proposal, provided that the AACC Board of Directors or Review Committee determines in good faith, after consultation with its outside counsel and financial advisor, that such proposal is or could reasonably be expected to lead to a “superior proposal” and that the failure to take such action would reasonably be expected to be a breach of the AACC Board of Directors’ or Review Committee’s fiduciary duties under applicable law (see the section titled “The Merger Agreement—Solicitation of Alternative Takeover Proposals; Change of Recommendation; Matching Rights” beginning on page 87);

•

the fact that the AACC Board of Directors or Review Committee may change or withdraw its recommendation regarding the merger if a superior transaction proposal is received from a third party or in response to certain defined events, developments or circumstances, if in either case the AACC Board of Directors or Review Committee determines that a failure to change its recommendation would reasonably be expected to be a breach of the AACC Board of Directors’ or Review Committee’s fiduciary duties under applicable law, subject to payment of a termination fee in certain circumstances;

•

the ability of the AACC Board of Directors or Review Committee to terminate the merger agreement, subject to the payment of a termination fee, in order to enter into a superior proposal if AACC has complied with certain of the non-solicitation provisions, including those provisions allowing Encore the right to propose amendments to the merger agreement in such a manner that the takeover proposal no longer constitutes a superior proposal; and

•

the conclusion of the Review Committee that the termination fees and the circumstances in which they are payable are reasonable in light of the benefits of the proposed merger and commercial practice (see the section titled “The Merger Agreement—Termination Fee” beginning on page 92); and

•	the fact that AACC’s stockholders have the right to demand appraisal of their shares in accordance with the procedures established by Delaware law.

The special committee also considered and balanced against the potential benefits of the merger a number of potentially adverse factors concerning the merger including the following:

•

the possibility that the merger may not be completed, or that completion may be unduly delayed, due to a failure to satisfy the closing conditions for reasons that may or may not be beyond the control of AACC and Encore;

•

the interests of AACC’s directors and executive officers in the merger (see “AACC Proposal No. 1 – The Merger—AACC’s Directors and Officers Have Financial Interests in the Merger” beginning on page 70);

•	the fact that, if the merger is completed:

•

AACC stockholders who elect to receive Encore shares will participate in the future earnings growth of a company that includes businesses with different growth rates (which are uncertain and may be better or worse) than AACC’s business; and

•

AACC stockholders who do not elect to receive Encore common shares will not participate in any potential future earnings or growth of AACC’s business and will not benefit from any potential appreciation that may be reflected in the value of Encore’s common shares;

•

the restrictions on the conduct of AACC’s business prior to completion of the merger, which require AACC to conduct its business in the ordinary course and in all material respects consistent with past practice and prohibit AACC from taking numerous specified actions without Encore’s consent, and the fact that these restrictions might delay or prevent AACC from undertaking business opportunities that may arise pending completion of the merger;

•

the general restrictions contained in the merger agreement on the ability of AACC to actively solicit, furnish non-public information regarding AACC in connection with, and engage in negotiations regarding, alternative proposals and the requirement that AACC pay Encore a termination fee in order for AACC to accept a superior proposal;

•	the fact that the merger consideration will be taxable to our stockholders for U.S. federal income tax purposes;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the Merger;

•

the fact that the merger agreement provides for a maximum stock amount that will be paid by Encore as merger consideration and that, therefore, if AACC stockholders elect to receive, in the aggregate, a greater amount of stock consideration, the amount of stock received by stock electing stockholders will be reduced on a pro rata basis such that they will receive a portion of their merger consideration in the form of cash; and

•	the possibility of management and employee disruption associated with the Merger.

After taking into account all of the factors set forth above, as well as others, the Review Committee agreed that the benefits of the merger outweigh the risks and that the merger agreement and the merger are advisable, fair to and in the best interests of AACC and its stockholders.

In view of the variety of factors and the quality and amount of information considered, as well as the complexity of these matters, the Review Committee did not find it practicable to, and did not attempt to, assign relative weights to the above factors or the other factors considered by it. In addition, the Review Committee did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Review Committee may have given different weights to different factors.

The Board of Directors

AACC’s Board of Directors, after careful consideration, has by a unanimous vote of those directors present and voting:

•	approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•

determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of, holders of AACC’s common stock;

•	directed that the adoption of the merger agreement be submitted to a vote of AACC’s stockholders at a special meeting; and

•	resolved, subject to the terms of the merger agreement, to recommend that the holders of AACC’s common stock vote for the adoption of the merger agreement.

See “—Background of the Merger” for additional information on the deliberations and recommendations of the Review Committee and the AACC’s Board of Directors.

In reaching this conclusion, the AACC Board of Directors consulted with the Company’s management and its financial and legal advisors, considered the short-term and long-term interests and prospects of the Company and its stockholders and considered a number of factors and potential benefits and issues, including the following:

•

the financial analysis provided by William Blair, including its opinion that, as of March 5, 2013, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the per share merger consideration to be paid to the holders of the outstanding shares of AACC common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders (the written opinion of William Blair is attached as Annex B to this proxy statement/prospectus and is discussed in further detail in the section titled “AACC Proposal No. 1 – The Merger—Opinion of AACC’s Financial Advisor” beginning on page 52); and

•	the unanimous recommendation and analysis of the Review Committee, as described above.

The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but, we believe, includes all material factors considered by the Board of Directors. In view of the wide variety of factors considered by the Board of Directors in evaluating the merger and the complexity of these matters, our Board of Directors did not assign relative weights to the above factors or the other factors considered by it. In addition, the Board of Directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Board of Directors may have given different weights to different factors.

Based on the factors outlined above, the Board of Directors determined that the merger agreement and the transactions contemplated by it, including the merger, are advisable, fair to, and in the best interests of, AACC’s stockholders.

The Board of Directors unanimously (of the directors voting) recommends that AACC’s stockholders vote “FOR” the adoption of the merger agreement.

Encore’s Reasons for the Merger

Encore is familiar with AACC, as both have similar operations and Encore has from time to time over previous years considered a business combination transaction involving AACC. Beginning in November 2012, Encore participated in AACC’s strategic alternatives review process, performing extensive due diligence on AACC’s operations and portfolio of defaulted and charged off accounts receivable. In addition, Encore’s Board of Directors met several times from December 5, 2012 through March 4, 2013, where directors discussed the merger agreement and the merger. On March 4, 2013, Encore’s Board of Directors unanimously approved the merger, the merger agreement and the other transactions contemplated by the merger agreement.

In reaching its decision, Encore’s board of directors consulted with its financial and legal advisors, as well as with Encore’s senior management, and considered a number of factors in connection with its evaluation of the proposed transaction, including the principal factors mentioned below. The explanation of Encore’s board of directors’ reasons for the proposed transaction and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” on page 29.

Familiarity with Businesses

•

The knowledge and experience that the members of Encore’s Board of Directors possess regarding Encore’s and AACC’s businesses, historical financial performance and condition, operations, assets, regulatory issues, competitive positions, prospects and management, as well as their knowledge of the current and prospective environment in which Encore and AACC operate; and

•	The potential strategic value of AACC’s legal and collections resources to Encore’s operations.

Financial Considerations

•	Estimates of the potential value of AACC’s portfolio;

•	The view that the AACC portfolio acquired by Encore as a result of the merger would account for a significant portion of Encore’s purchasing activity for 2013;

•

The need for Encore to obtain debt financing from its existing lenders to finance the cash consideration in the merger, particularly in light of the fact that obligations of Encore and Merger Sub under the merger agreement, including their obligation to consummate the merger, are not subject to any conditions regarding Encore’s Merger Sub’s or any other person’s ability to obtain such financing;

•	The possibility that a portion of the consideration would be payable in stock, which would reduce the amount of financing necessary to consummate the transaction;

•	The view that Encore has the potential to drive operational efficiencies, cost advantages and increased profitability in AACC’s business; and

•	The pro forma effects of the merger on Encore’s results of operations.

Merger Agreement

•

The view that the terms and conditions of the merger agreement and the transactions contemplated therein, including the representations, warranties, covenants, closing conditions and termination provisions, are comprehensive and favorable to completing the proposed transaction and maintaining the operations of AACC; and

•	The expectation that the satisfaction of the conditions to completion of the merger is feasible during the second quarter of 2013.

Due Diligence

•	The scope of the due diligence investigation of AACC conducted by Encore’s management and outside advisors, and the results of that investigation.

Encore’s Board of Directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the merger agreement and the merger, including the following:

•

The risk that the merger with AACC might not be completed in a timely manner or at all and the attendant adverse consequences for AACC’s business and the value of its portfolio of defaulted and charged off accounts receivable as a result of the pendency of the merger and operational disruption;

•

The risk that governmental authorities might seek to impose conditions on or otherwise prevent or delay the combination, or impose restrictions or requirements on the operation of the businesses of the combined company after completion of the merger or regulatory changes that could impact Encore, AACC and/or the combined entity;

•	The risk that another bidder may make a superior proposal or that AACC stockholders fail to approve the merger;

•	The risk that the potential benefits of the merger may not be fully or partially achieved, or may not be achieved within the expected timeframe;

•	The challenges and difficulties relating to integrating the operations of AACC with Encore;

•

The risk of diverting Encore management’s focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with AACC, and other potential disruption associated with combining and integrating the companies, and the potential effects of such diversion and disruption on the businesses of the combined company;

•

The risk that, because the exchange ratio is fixed, the value of the merger consideration to be paid by Encore to AACC stockholders for which a stock election has been made could fluctuate between the signing of the merger agreement and the completion of the merger;

•	The risk that Encore would not obtain financing or consent from its existing lenders to completed the merger, and the fact that the merger agreement did not contain a financing contingency; and

•	Various other risks associated with the combination and the businesses of Encore, AACC and the combined company, some of which are described under “Risk Factors” beginning on page 23.

Encore’s Board of Directors concluded that the potentially negative factors associated with the merger were outweighed by the potential benefits that it expected Encore and its stockholders to achieve as a result of the merger.

For the reasons set forth above and such other factors considered by Encore’s Board of Directors, Encore’s Board of Directors determined that the merger and the transactions contemplated by the merger agreement are consistent with, and will further, the business strategies and goals of Encore, and are in the best interests of Encore and its stockholders and, accordingly, Encore’s Board of Directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The foregoing discussion of the information and factors considered by Encore’s Board of Directors is not intended to be exhaustive, but includes the material factors considered by Encore’s Board of Directors. In view of the variety of factors considered in connection with its evaluation of the merger, Encore’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. Encore’s Board of Directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Encore’s Board of Directors based its recommendation on the totality of the information presented.

Opinion of AACC’s Financial Advisor

William Blair was retained by the Review Committee to act as financial advisor to the Review Committee and AACC in connection with the merger. As part of its engagement, William Blair was asked to present various financial analyses to the Review Committee and the Board of Directors of AACC and to render an opinion to the Board of Directors of AACC as to whether, as of March 5, 2013, the merger consideration to be received by the stockholders of AACC was fair, from a financial point of view, to those stockholders. On March 5, 2013, William Blair delivered its oral opinion AACC’s Board of Directors (in their capacity as directors and not in any other capacity) and subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken stated in its opinion, the merger consideration to be received by the stockholders of AACC was fair from a financial point of view.

William Blair provided its financial analyses and opinion for the information and assistance of the Review Committee and AACC Board of Directors (in their capacity as directors and not in any other capacity) in connection with its consideration of the merger. The substance of William Blair’s opinion and the fact that William Blair was prepared to deliver its opinion to AACC’s Board of Directors were two of many factors taken into account by the Review Committee in making its unanimous determination to recommend that AACC’s Board of Directors approve the merger. The terms of the merger agreement and the amount and form of the merger consideration to be paid pursuant to the merger agreement, however, were determined through negotiations between AACC, on the one hand, and Encore, on the other hand, and were separately approved by each the Review Committee and AACC’s Board of Directors. William Blair did not recommend any specific consideration to the Review Committee or AACC’s Board of Directors or that any specific consideration constituted the only appropriate consideration for the merger. William Blair has consented to the inclusion in this proxy statement/prospectus of its opinion and the description of its opinion appearing under this subheading “Opinion of AACC’s Financial Advisor.”

The full text of William Blair’s written opinion dated March 5, 2013, is attached as Annex B to this proxy statement/prospectus and incorporated herein by reference. You are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. The analysis performed by William Blair should be viewed in its entirety. None of the methods of analysis should be viewed in isolation when reaching a conclusion on whether the merger consideration is fair. William Blair’s opinion was directed to the board of directors of AACC for their benefit and use in evaluating the fairness of the merger consideration to be received pursuant to the merger agreement and relates only to the fairness, as of the date of the opinion and from a financial point of view, of the merger consideration. William Blair’s opinion did not address any other aspects of the merger or any related transaction, and does not constitute a recommendation to any stockholder of AACC as to how any stockholder should vote with respect to the merger agreement or the merger or any other matter related to the merger including, without limitation, whether any such stockholder should elect to receive the cash consideration or the stock consideration. William Blair did not address the merits of the underlying decision by AACC to engage in the merger or any other aspect of the merger. The following summary of William Blair’s opinion is qualified in its entirety by reference to the full text of the opinion attached to this document as Annex B.

In connection with its review of the merger consideration and the preparation of its opinion, William Blair examined or discussed, among other things:

•	a draft of the merger agreement dated March 4, 2013 (and prior drafts);

•	certain audited historical financial statements of AACC for the four years ended December 31, 2012;

•	the unaudited financial statements of AACC for the period ended January 31, 2013;

•

certain internal business, operating, and financial information and forecasts of AACC for fiscal years 2013 through 2017 prepared by the senior management of AACC and approved by the Review Committee and AACC’s Board of Directors (the “Forecasts”);

•

the financial position and operating results of AACC compared with those of certain other publicly traded companies that William Blair, based on its experience and judgment as a financial advisor, deemed relevant;

•

certain audited historical financial statements of Encore for the three years ended December 31, 2012 and certain publicly available research analyst estimates with respect to the future financial performance of Encore for the fiscal years ending 2013 and 2014 (the “Encore Analyst Estimates”);

•	the current and historical market prices and trading volumes of AACC common stock and Encore common stock;

•	certain forecasts for cash collections for fiscal years 2013 through 2024 prepared by the senior management of AACC that are based on AACC’s then current estimated remaining collections;

•	information regarding publicly available financial terms of certain other business combinations that William Blair, based on its experience and judgment as a financial advisor, deemed relevant; and

•	certain other publicly available information regarding AACC and Encore.

William Blair also held discussions with certain members of senior management of AACC to discuss the foregoing, considered other matters which it, based on its experience and judgment as a financial advisor, deemed relevant to its inquiry, and took into account those accepted financial and investment banking procedures and considerations that it, based on its experience and judgment as a financial advisor, deemed relevant.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of the opinion including, without limitation, the Forecasts provided by the senior management of AACC. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of AACC or Encore. William Blair was advised by the senior management of AACC that the Forecasts were reasonably prepared on bases reflecting the best estimates then available to, and judgments of, the senior management of AACC. In that regard, William Blair assumed, with the consent of the senior management of AACC, that (a) the Forecasts would be achieved and (b) all material assets and liabilities (contingent or otherwise) of AACC and Encore were as set forth in AACC’s and Encore’s respective financial statements or other information made available to William Blair. William Blair expressed no opinion with respect to the Forecasts or the Encore Analyst Estimates or the estimates and judgments on which they were based. William Blair assumed, at the direction of the senior management of AACC, that the Encore Analyst Estimates were a reasonable basis upon which to evaluate the future financial performance of Encore and William Blair relied upon the Encore Analyst Estimates for purposes of its analyses and opinion.

William Blair did not consider and expressed no opinion as to the amount or nature of the compensation of any of AACC’s officers, directors or employees (or any class of such persons) relative to the merger consideration to be received by the stockholders of AACC. William Blair did not consider and expressed no opinion as to any terms or other aspects of the merger (other than the merger consideration), including, without limitation, the form or structure of the merger, or accounting consequences thereof. William Blair was not asked to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might have existed for AACC or the effect of any other transaction in which AACC might have engaged. William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair, as of the date of its opinion. Although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair is an independent financial advisor only and relied upon, without independent verification, the assessment of AACC and its counsel and accountants for all legal, regulatory or tax matters and William Blair expressed no opinion as to any of such advice. William Blair assumed that the final executed merger agreement would not materially differ from the draft dated March 4, 2013, that the merger would be consummated on the terms described in the merger agreement, without any amendment, modification or waiver of any material terms or conditions. William Blair assumed that the merger has the tax consequences described in discussions with, and materials furnished to it by, representatives of AACC. William Blair also assumed that the representations and warranties made by AACC and Encore in the merger agreement were and will be true and correct in all respects material to its analysis. William Blair has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on AACC or Encore or on the contemplated benefits of the transactions contemplated by the merger agreement. William Blair was not asked to consider, and its opinion did not address the price at which AACC common stock will trade at any future time or as to the effect of the merger on the trading price of AACC common stock.

William Blair’s investment banking services were provided for the use and benefit of the Review Committee and AACC and its opinion was provided for the use and benefit of AACC’s Board of Directors (in their capacity as directors and not in any other capacity) in connection with its consideration of the merger. William Blair’s opinion was limited to the fairness, from a financial point of view, to the stockholders of AACC of the merger consideration to be received by those stockholders in the merger pursuant to the merger agreement, and William Blair did not address the merits of the underlying decision of AACC to engage in the merger or the fairness of the cash consideration relative to the stock consideration and vice versa, and its opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed merger or as to whether any such stockholder should elect to receive the cash consideration or the stock consideration. William Blair’s opinion was approved by its Fairness Opinion Committee.

The following is a summary of the material financial analyses performed and material factors considered by William Blair in connection with its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Review Committee and AACC’s Board of Directors the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its opinion. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair or discussed with the Review Committee and /or AACC’s Board of Directors. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 4, 2013 (the last trading day prior to the date that William Blair delivered its opinion to AACC’s Board of Directors) and is not necessarily indicative of current market conditions.

Transaction Overview

The analyses performed by William Blair are based on the audited financial results of AACC as reported in its SEC filings for the fiscal years ended December 31, 2010, 2011 and 2012, the unaudited financial results for the one-month period ended January 31, 2013, and the Forecasts. AACC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (filed with the SEC on March 7, 2013), and the financial results of AACC for the fiscal year ended December 31, 2012 set forth therein, were provided by AACC to William Blair prior to March 4, 2013. In regard to Encore, the analyses performed by William Blair are based on the financial results of Encore as reported in its SEC filings for the fiscal year ended December 31, 2010, 2011 and 2012 and the Encore Analyst Estimates.

For purposes of its analyses and opinion, William Blair calculated the following implied values:

•

“Implied Equity Value”—the implied value of the aggregate merger consideration for the shares AACC common stock outstanding as of March 5, 2013 (including basic shares outstanding, unvested restricted stock units and the in-the-money value of outstanding options calculated using the treasury stock method) of approximately $204.7 million. The implied value of the aggregate merger consideration was based on, among other things, the cash consideration value of $6.50 per share of AACC common stock and the implied value of the stock consideration of $6.50 per share of AACC common stock taking into account the closing stock price per share of Encore common stock on March 5, 2013.

•	“Implied Enterprise Value”—the Implied Equity Value plus net debt (as shown on the January 31, 2013 balance sheet of AACC provided by management of AACC) of approximately $373.2 million.

•

“Implied Enterprise Value (Including Deferred Tax Liability)”—the Implied Enterprise Value plus AACC’s net deferred tax liability (as shown on the January 31, 2013 balance sheet of AACC provided by management of AACC) of approximately $438.6 million.

William Blair then compared the implied aggregate value reference ranges indicated by the financial analyses with respect to AACC summarized below to the implied values indicated above.

Selected Public Company Analysis

While none of the selected companies is directly comparable to AACC, William Blair reviewed and compared certain financial information relating to AACC’s business to corresponding financial information, ratios and public market multiples for a selected group of publicly traded companies that are in the accounts receivable management industry and purchase debt for their own account. William Blair selected these companies because, based on its experience and judgment as a financial advisor, they are publicly traded companies with general business, operating and financial characteristics (including, but not limited to, the size, business lines and geographic footprint of the respective companies) deemed, for purposes of this analysis, reasonably comparable to those of AACC. William Blair also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of AACC and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. The companies selected by William Blair were:

•	Encore Capital Group, Inc. (ECPG)

•	Portfolio Recovery Associates, Inc. (PRAA)

•	Asta Funding, Inc. (ASFI)

For the above group, forward estimates for Asta Funding, Inc. were not available.

For this group, William Blair calculated the following metrics and multiples and compared them to the similar metric for AACC at current trading levels as well as the Implied Enterprise Value of the potential transaction:

•	Price / Earnings;

•	Enterprise Value / EBITDA; and

•	Enterprise Value / Adjusted EBITDA (as defined below)

The enterprise value for each company was calculated as the equity value of such company, plus total debt, minority interest and preferred stock, less cash and cash equivalents.

Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following tables.

Valuation Metric	Implied Equity Value Multiple		Selected Public Company Valuation Multiples Range
			Min	Mean	Median	Max
Price to Earnings Multiple
Price / FY2012A Earnings	18.6x		10.7x	12.8x	11.7x	15.9x
Price / FY2013E Earnings	11.9x 10.7x	(1) (2)	8.5x	11.0x	11.0x	13.4x

(1)	Based on management estimates.
(2)	Based on street consensus estimates.

Valuation Metric	Implied Enterprise Value Multiple		Implied Enterprise Value Multiple (Including Deferred Tax Liability)		Selected Public Company Valuation Multiples Range
					Min	Mean	Median	Max
Enterprise Value to EBITDA(1) Multiple
Enterprise Value / FY2012A EBITDA	9.0x		10.6x		6.5x	8.2x	8.1x	10.1x
Enterprise Value / FY2013E EBITDA	7.1x 7.0x	(2) (3)	8.4x 8.2x	(2) (3)	7.5x	8.0x	8.0x	8.5x
Enterprise Value to Adjusted EBITDA Multiple
Enterprise Value / FY2012A Adjusted EBITDA	2.04x		2.39x		2.27x	2.85x	2.44x	3.83x
Enterprise Value / FY2013E Adjusted EBITDA	1.73x 1.84x	(2) (3)	2.04x 2.16x	(2) (3)	2.19x	2.72x	2.72x	3.26x

(1)	Non-cash stock-based compensation expense was excluded in EBITDA calculation.
(2)	Based on management estimates.
(3)	Based on street consensus estimates.

William Blair noted that the implied valuation multiples for AACC, both with and without the inclusion of net deferred tax liability, were generally within the range of multiples of the selected public companies.

William Blair also reviewed other operating and financial metrics for informational purposes and content, but did not rely on these additional data points in assessing fairness. Although William Blair compared the trading multiples of the selected public companies to those implied for AACC, none of the selected public companies is identical to AACC. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Selected Premiums Paid Analysis

William Blair reviewed the premiums paid in selected public acquisition transactions, derived by comparing the per share consideration paid in 195 selected domestic public acquisition transactions with equity values between $100 million and $300 million that were announced since 2008 in which 100% of the target’s equity was acquired to the closing price of the common stock one day, one week, one month, 60 days, and 90 days prior to the announcement of these transactions. William Blair then compared the consideration to be received by the stockholders of AACC in the merger to the closing stock price per share of AACC common stock on March 1, 2013 (the last full trading day prior to the announcement by AACC, made before the opening of business on March 4, 2013, that AACC was rescheduling its 2012 fourth quarter and year-end earnings release and conference call), and one week, one month, 60 days and 90 days prior to March 2, 2013. AACC’s earnings announcement call was rescheduled the morning of Monday, March 4, 2013 and the closing stock price per share of AACC common stock increased by 10.2% that day. As such, William Blair evaluated the implied one-day premium off of the closing price on Friday, March 1, 2013. William Blair also calculated the premium implied by the proposed merger to the 30-day volume-weighted-average-price of AACC common stock as of March 1, 2013. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table.

Period Before Announcement	Company Share Price	Implied Premium at $6.50 / Share	Premiums Paid Percentage Data by Percentile
			10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Trading Prior(1)	$5.21	24.8%	0.8%	11.4%	22.2%	28.2%	32.1%	36.1%	44.8%	54.5%	128.0%
One Week Prior	$5.26	23.6%	2.3%	11.1%	23.8%	30.3%	34.8%	38.2%	45.5%	54.3%	124.1%
One Month Prior	$5.39	20.6%	2.1%	19.0%	24.6%	28.5%	31.6%	39.3%	42.1%	83.6%	106.3%
60 Days Prior	$4.50	44.4%	(14.0%)	7.2%	15.8%	30.9%	34.6%	41.8%	50.7%	72.3%	116.7%
90 Days Prior	$5.39	20.6%	(13.2%)	11.8%	20.6%	23.4%	40.4%	47.7%	53.4%	66.9%	137.2%

(1)	Based on the closing stock price per share of AACC common stock on March 1, 2013.

Offer Price per Share
Merger Consideration	$6.50
30 Day VWAP	$5.23
Implied Premium	24.3%

William Blair noted that the premiums implied by the proposed merger were within the range of multiples of the selected public acquisition transactions. Additionally, William Blair noted that the premium implied by the proposed merger exceeded the 30-day volume-weighted-average-price by 24.3%.

Estimated Remaining Collections Run-Off Analysis

William Blair utilized the Forecasts for Estimated Remaining Collections (“ERC”), that included collections on amortizing pools and fully amortized collections, to calculate a per share net present value using a tax-effected hurdle rate. The analysis was performed using December 31, 2012 collection curves as provided by AACC management and reflected total estimated collections of $1,188.3 million over the period beginning 2013 through and including 2024 as set forth in the following table.

Estimated Collections ($ in thousands)
Year Ended December 31,
2013	2014	2015	2016	2017	2018	2019	2020	2021	2012	2023	2024
$314,684	$248,142	$189,219	$141,949	$103,411	$50,952	$49,349	$32,674	$22,872	$16,010	$11,207	$7,845

William Blair applied a range of cost to collect, varying from 42.5% and 55.0%, to arrive at a stream of net cash flows over the period. The cost to collect range was selected by William Blair based on AACC’s current cost to collect and the cost to collect of the public companies used in the “Selected Public Company Analysis” described above. To discount the projected net cash flows, William Blair used tax-effected discount rates ranging from 16% to 20%. The discount rates were selected by William Blair based on the weighted average cost of capital for the public companies used in the “Selected Public Company Analysis” described above and were tax-effected using an assumed marginal tax rate of 40%. To determine the range of diluted implied equity value per share, William Blair subtracted total debt and added excess cash as of December 31, 2012. William Blair also considered the net deferred tax liability of $65.4 million as of December 31, 2012 a deduct in calculating the equity value. William Blair’s analysis did not include financing costs related to a potential merger or transaction. This analysis indicated an implied per share equity reference range of $3.56 to $7.54.

William Blair noted that the merger consideration was within the range of per share equity values implied by the ERC Run-Off Analysis.

Leveraged Acquisition Analysis

Based on the Forecasts for fiscal years 2013 through 2017, William Blair performed a leveraged acquisition analysis as of December 31, 2012 to determine, based on AACC’s ability to service a given level of debt using its projected future earnings stream and corresponding cash flows, an estimate of a theoretical purchase price that could be paid by a hypothetical financial sponsor in an acquisition of AACC, assuming such transaction was financed on customary market terms and assuming that such financial buyer would seek to realize a return on its investment in 2017. Estimated exit values were calculated by applying a range of exit value multiples from 2.0x to 2.5x of 2017 estimated Adjusted EBITDA, which exit value multiples were determined by William Blair, based on its experience and professional judgment as a financial advisor, from the multiples implied by the proposed merger and the range of multiples from the “Selected Public Company Analysis” discussed above. William Blair then derived a range of theoretical purchase prices based on assumed required internal rates of return for a buyer between 22.5% and 27.5%, which range of percentages was, in William Blair’s experience and professional judgment as a financial advisor, generally reflective of the range of required internal rates of return commonly assumed when performing a leveraged acquisition analysis of this type. William Blair also considered the net deferred tax liability of $65.4 million as of December 31, 2012 a deduct in calculating equity value at the potential closing of the transaction. This analysis indicated an implied per share equity reference range of $2.82 to $5.22. William Blair also performed the leveraged acquisition analysis described above by spreading the impact of the net deferred tax liability over a five-year period (i.e., fiscal years 2013 through 2017). The analysis indicated an implied per share equity reference range of $4.23 to $6.47.

William Blair noted that the merger consideration was above the per share equity reference range implied by the leveraged acquisition analysis in which the net deferred tax liability was considered a deduct in calculating equity value at closing as well as the analysis in which the impact of the net deferred tax liability was spread over a five-year period.

Discounted Cash Flow

William Blair utilized the Forecasts to perform a discounted cash flow analysis to estimate the present value as of December 31, 2012 of AACC’s forecasted net cash flows from 2013 through 2017. William Blair calculated the assumed terminal value of the enterprise at December 31, 2017 by multiplying projected Adjusted EBITDA in the fiscal year ending December 31, 2017 by multiples ranging from 2.0x to 2.5x. William Blair selected the range of 2.0x to 2.5x based on its experience and professional judgment as a financial advisor from the multiples implied by the proposed merger and the range of multiples from the “Selected Public Company Analysis” described above.

To discount the projected net cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 11% to 14%. The discount rates were selected by William Blair based on the weighted average cost of capital for the public companies used in the “Selected Public Company Analysis” described above. To determine the range of diluted implied equity value per share for AACC, William Blair subtracted total debt and added excess cash as of December 31, 2012. William Blair also considered the net deferred tax liability of $65.4 million as of December 31, 2012 a deduct in calculating equity value. The diluted equity value implied by the discounted cash flow analysis ranged from $3.38 per share to $7.88 per share, based on a range of terminal values derived by multiples of Adjusted EBITDA.

William Blair also performed the above discounted cash flow analysis by spreading the impact of the net deferred tax liability over a five year period (i.e., fiscal years 2013 through 2017). The diluted equity value implied by the discounted cash flow analysis in this scenario ranged from $3.94 per share to $8.33 per share, based on a range of terminal values derived by multiples of Adjusted EBITDA.

William Blair noted that the per share merger consideration in the proposed merger was within the per share price range of the diluted equity value derived by the discounted cash flow analysis in which the net deferred tax liability was considered a deduct in calculating equity value at closing as well as the analysis in which the impact of the net deferred tax liability was spread over a five-year period.

General

This summary is not a complete description of the analysis performed by William Blair but contains the material elements of such analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise as a financial advisor, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the merger and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the merger consideration to be received by the stockholders of AACC. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is identical or directly comparable to AACC or the merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of AACC or Encore for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities.

The Review Committee and AACC’s Board of Directors hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as an internationally recognized investment banking firm. Pursuant to a letter agreement dated December 10, 2012, a fee of $0.5 million became payable to William Blair upon delivery of its opinion, and an additional fee of $1.75 million is payable to William Blair in the event the merger is consummated. In addition, AACC has agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws. Except as expressly described herein and for other customary financial advisory services provided to AACC during the periods in question, William Blair has not provided services to either AACC or Encore. William Blair has not (in the past two years) received any fees, expense reimbursements or other payments from either party.

Certain Unaudited Financial Forecasts Prepared by the Management of AACC

Set forth below are projections prepared by senior management of AACC and provided to Encore which projections were used by William Blair in connection with the delivery of its opinion (the “Core Business Projections”), which the Review Committee and AACC’s Board of Directors believed represented the best available estimate of future performance of AACC as an independent public company. The inclusion of the Core Business Projections and the Consolidated Business Projections (as defined below) set forth below in this proxy statement/prospectus should not be regarded as an admission or representation of AACC, Encore or Merger Sub, or an indication that any of AACC, Encore or Merger Sub or any of their respective affiliates or representatives considered, or now consider, the Core Business Projections or the Consolidated Business Projections to be a reliable prediction of actual future events or results, and such information should not be relied upon as such. The Core Business Projections are being provided in this document only because they were provided to Encore and used by William Blair in connection with its engagement as financial advisor to the Review Committee and AACC’s Board of Directors. The Consolidated Business Projections are being provided in this document only because they were provided to potential acquirors, including Encore, in connection with such parties’ diligence review of AACC and its operations. None of AACC, Encore, Merger Sub, William Blair or any of their respective affiliates or representatives assumes any responsibility for the accuracy of such projections or makes any representation to any person, entity or stockholder regarding such information, and none of them intends to update or otherwise revise such information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these financial projections are shown to be in error.

Neither the Core Business Projections nor the Consolidated Business Projections were prepared with a view to public disclosure or complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. AACC’s independent registered public accounting firm has not examined, compiled or performed any procedures with respect to such financial projections presented in this proxy statement/prospectus, and it has not expressed any opinion or any other form of assurance of such information or the likelihood that AACC may achieve the results contained in such financial projections, and accordingly assumes no responsibility for them and disclaims any association with them. The ultimate achievability of any financial projections included herein is also subject to numerous risks and uncertainties including but not limited to the risks and uncertainties described in this proxy statement/prospectus and in AACC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and subsequent filings made with the SEC. AACC has made publicly available actual results of operations for the fiscal year 2012. You should review AACC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 to obtain this information. Readers of this document are strongly cautioned not to place undue reliance on the financial projections set forth below.

The financial projections set forth below reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to AACC’s business including AACC’s ability to purchase charged-off consumer receivables at appropriate prices or in sufficient amounts as projected in the Core Business Projections and the Consolidated Business Projections. Many of these matters are beyond AACC’s control and the continuing uncertainty surrounding general economic conditions and in the industry in which AACC operates and create significant uncertainty around these financial projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. See also “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29. Because such financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. Such financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the merger. In addition, the Core Business Projections do not include estimated results for AACC’s legal recovery services business, which results were excluded based upon feedback from potential acquirors who discounted the value attributable to (and in some cases ascribed no value to) such business in their proposals to the Review Committee and based upon the Review Committee’s belief that such business was not material to AACC’s results as a whole and that the projections for the business were highly speculative. There can be no assurance that the announcement of the merger will not affect AACC’s business. Further, these financial projections do not take into account the effect of any failure of the merger to occur and should not be viewed as accurate or continuing in that context.

In addition, these financial projections included non-GAAP financial measures under SEC rules, including “Adjusted EBITDA”, which AACC defines as net income or loss plus (a) the provision for income taxes, (b) interest expense, (c) depreciation and amortization, (d) share-based compensation, (e) gain or loss on sale of assets, net, (f) non-cash restructuring charges and impairment of assets, (g) purchased receivables amortization, (h) loss on extinguishment of debt, and (i) certain FTC related and other cash restructuring charges. Adjusted EBITDA is not a measure of liquidity calculated in accordance with accounting principles generally accepted in GAAP, and should not be considered an alternative to, or more meaningful than, net income prepared on a GAAP basis.

AACC provided this information to William Blair because AACC believed it could be useful in evaluating, on a prospective basis, AACC’s potential operating performance and cash flow. This information should not be considered in isolation or in lieu of AACC’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in these financial projections may not be comparable to similarly titled measures of other companies. In the reconciliation tables below, numbers may not sum exactly due to rounding.

	Years Ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands)
STATEMENT OF OPERATIONS DATA:
Revenues
Purchased receivable revenues, net	$239,847	$263,750	$284,466	$307,688	$332,428

Other revenues, net	737	786	820	856	894
Total revenues	240,584	264,536	285,286	308,544	333,323

Expenses
Salaries and benefits	59,961	59,497	58,902	58,313	57,730
Collections expense	116,590	126,070	136,105	146,847	158,677
Occupancy	5,064	5,013	4,963	4,913	4,864
Administrative	8,201	8,119	8,038	7,957	7,878
Depreciation and amortization	4,383	4,800	5,500	5,500	5,500
Total operating expenses	194,198	203,499	213,508	223,530	234,648
Income (loss) from operations	46,386	61,037	71,778	85,014	98,675
Interest income (expense)	(19,475)	(18,634)	(17,741)	(17,010)	(15,909)
Income tax expense (benefit)	9,957	15,689	19,994	25,162	30,623

Net income (loss)	$16,953	$26,714	$34,043	$42,843	$52,142

	Years Ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections	$402,507	$435,240	$469,894	$506,887	$547,664
Operating expenses to cash collections	48.2%	46.8%	45.4%	44.1%	42.8%
Acquisition of purchased receivables	$185,402	$207,650	$232,568	$255,825	$281,407
Purchased receivable amortization	162,660	171,490	185,428	199,199	215,235
Capital expenditures	4,383	4,800	5,500	5,500	5,500
Adjusted EBITDA	215,125	238,608	263,974	290,968	320,652

Set forth below are additional projections that were not used by William Blair in connection with its valuation analyses of AACC that are based on the same projections provided by senior management of AACC used to create the Core Business Projection, except that such projections consolidate estimated results of AACC’s legal recovery services business with the Core Business Projections (the “Consolidated Business Projections”). The Consolidated Business Projections were provided to potential acquirors, including Encore, in connection with such potential acquirors’ diligence review of AACC and its operations. This information should not be considered in isolation or in lieu of AACC’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in these financial projections may not be comparable to similarly titled measures of other companies. In the reconciliation tables below, numbers may not sum exactly due to rounding.

	Years Ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands)
STATEMENT OF OPERATIONS DATA:
Revenues
Purchased receivable revenues, net	$239,847	$263,750	$284,466	$307,688	$332,428

Other revenues, net	4,334	28,305	72,492	131,109	198,647
Total revenues	244,181	292,055	356,957	438,797	531,075

Expenses
Salaries and benefits	60,707	61,197	61,552	61,313	61,505
Collections expense	119,029	145,452	183,872	235,067	283,012
Occupancy	5,064	5,263	5,963	6,663	7,364
Administrative	8,263	8,219	8,288	8,457	8,878
Depreciation and amortization	4,383	4,800	5,500	5,500	5,500
Total operating expenses	197,446	224,931	265,175	317,001	366,258
Income (loss) from operations	46,734	67,124	91,783	121,796	164,817
Interest income (expense)	(19,475)	(18,634)	(17,741)	(17,010)	(15,909)
Income tax expense (benefit)	10,086	17,941	27,395	38,771	55,096

Net income (loss)	$17,173	$30,549	$46,646	$66,015	$93,812

	Years Ended December 31,
	2013	2014	2015	2016	2017
	($ in thousands)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections	$402,507	$435,240	$469,894	$506,887	$547,664
Operating expenses to cash collections	49.1%	51.7%	56.4%	62.5%	66.9%
Acquisition of purchased receivables	$185,402	$207,650	$232,568	$255,825	$281,407
Purchased receivable amortization	162,660	171,490	185,428	199,199	215,235
Capital expenditures	4,383	4,800	5,500	5,500	5,500
Adjusted EBITDA	215,373	238,608	283,978	327,750	386,395

Public Trading Markets

Encore common stock is quoted on NASDAQ under the symbol “ECPG.” AACC common stock is quoted on NASDAQ under the symbol “AACC.” Upon completion of the merger, the AACC common stock will be delisted from NASDAQ and deregistered under the Exchange Act. The Encore common stock issuable in the merger will be listed on NASDAQ. The shares of Encore common stock to be issued in connection with the merger as stock consideration will be freely transferable under the Securities Act of 1933, as amended (the “Securities Act”).

At the close of business on May 3, 2013, there were 30,838,459 holders of record of AACC common stock. A number of AACC’s stockholders have their shares held in street name; therefore, AACC believes that there are substantially more beneficial owners of AACC common stock.

Certain Effects of the Merger

If the merger is completed, all of the issued and outstanding equity interests in AACC will be owned by Encore. Except as otherwise provided in this proxy statement/prospectus, no current AACC stockholder will have any ownership interest in, or be a stockholder of, AACC, except that (a) AACC stockholders who make a valid stock election and receive stock consideration upon consummation of the merger will have an indirect interest in AACC through their direct ownership of Encore common stock and (b) members of AACC management may be entitled to participate in equity plans of the surviving corporation or its affiliates. As a result, and except as noted above, AACC’s stockholders will no longer benefit from any increases in AACC’s value, nor will they bear the risk of any decreases in AACC’s value. Following the merger, Encore will benefit from any increases in the value of AACC and also will bear the risk of any decreases in the value of AACC. See “AACC Proposal No. 1 – The Merger—AACC’s Directors and Officers Have Financial Interests in the Merger” beginning on page 70.

If the merger is completed, except as detailed below, each share of AACC common stock outstanding immediately prior to the completion of the merger will be converted into the right to receive the per share merger consideration, as applicable. Shares of AACC common stock whose holders have not voted in favor of adopting the merger agreement and have demanded and perfected their appraisal rights under Section 262 of the DGCL will not be converted into the right to receive the per share merger consideration in connection with the merger. Shares of AACC common stock owned by AACC and its subsidiaries, Encore or Merger Sub will be cancelled and retired without any consideration in connection with the merger.

If the merger is completed, AACC common stock will be delisted from NASDAQ (and no longer publicly traded) and deregistered under the Exchange Act, and AACC will no longer file periodic reports with the SEC with respect to AACC common stock, in each case, in accordance with applicable law, rule or regulation.

Effects on AACC if the Merger is Not Completed

If the merger agreement is not adopted by AACC’s stockholders or if the merger is not completed for any other reason, AACC’s stockholders will not receive any payment for their shares of AACC common stock in connection with the merger. Instead, AACC will remain an independent public company, and AACC common stock will continue to be quoted on NASDAQ. In addition, if the merger is not completed, AACC expects that management will operate AACC’s business in a manner similar to that in which it is being operated today and that AACC’s stockholders will continue to be subject to the same risks and opportunities to which they are currently subject, including, without limitation, risks related to the highly competitive industry in which AACC operates and adverse economic conditions.

Furthermore, if the merger is not completed, and depending on the circumstances that would have caused the merger not to be completed, the price of AACC common stock may decline significantly. If that were to occur, it is uncertain when, if ever, the price of AACC common stock would return to the price at which it trades as of the date of this proxy statement/prospectus.

Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of AACC common stock. If the merger is not completed, AACC’s Board of Directors will continue to evaluate and review AACC’s business operations, properties, dividend policy and capitalization, among other things, make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance stockholder value. If the merger agreement is not adopted by AACC’s stockholders or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to AACC will be offered or that AACC’s business, prospects or results of operation will not be adversely impacted.

In addition, if the merger agreement is terminated, under specified circumstances, AACC would be required to pay Encore a termination fee in an amount equal to $7.4 million (or $4.25 million if the termination is by AACC in order to enter into a superior proposal on or prior to March 27, 2013 (or such later date as provided by the merger agreement) with certain specifically identified third party or parties that were engaged with AACC and made or were on the process of making an alternative acquisition proposal prior to March 6, 2013), and, if the termination is by AACC in order to enter into a superior proposal, reimburse Encore for expenses in an amount up to $2.0 million. See “The Merger Agreement—Termination Fee” beginning on page 92.

Regulatory Approvals

In connection with the merger, Encore and AACC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include clearance under the HSR Act as well as approval from various other regulatory authorities. The parties are also required to make certain filings with, and comply with certain laws of, various federal and state governmental agencies, including filing the certificate of merger with the Secretary of State of the State of Delaware in accordance with the DGCL after the adoption of the merger agreement by AACC’s stockholders and complying with U.S. federal securities laws.

U.S. Antitrust Considerations

Under the HSR Act, certain acquisition transactions may not be consummated unless Pre-merger Notification and Report Forms have been filed with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The merger is subject to such requirements. AACC and Encore filed the Pre-merger Notification and Report Form required under the HSR Act with respect to the merger with the Antitrust Division and the FTC on Wednesday, March 20, 2013. The parties’ request for early termination was granted effective April 3, 2013.

At any time before or after consummation of the merger, notwithstanding any early termination of the waiting period under the HSR Act, the Antitrust Division, the FTC or state or foreign antitrust and competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the merger or seeking divestiture of substantial assets of AACC or Encore. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Timing

We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result. Encore and AACC are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Merger Financing

Encore has represented and warranted to AACC that, as and when needed, it will have sufficient unrestricted cash, marketable securities and other sources of immediately available funds necessary to consummate the merger and the other transactions contemplated by the merger agreement. The obligations of Encore and Merger Sub under the merger agreement, including their obligation to consummate the merger, are not subject to any conditions regarding Encore’s, Merger Sub’s or any other person’s ability to obtain financing for the consummation of the merger and the other transactions contemplated by the merger agreement.

Appraisal Rights

Holders of AACC common stock who do not vote for the adoption of the merger agreement and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL will have the right to obtain an appraisal of the value of their shares of AACC common stock in connection with the merger. This means that stockholders are entitled to obtain a judicial determination of the fair value of their AACC shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Court of Chancery of the State of Delaware (the “Court of Chancery”) and entitled to receive payment based upon that valuation, together with a fair rate of interest, in lieu of any consideration to be received under the merger agreement.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to perfect appraisal rights. This summary, however, is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached hereto as Annex C. The preservation and exercise of appraisal right requires strict and timely adherence to the applicable provisions of the DGCL. Failure to follow the requirements of Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights. All references in this summary to a “stockholder” are to the record holder of AACC common stock on the record date for the special meeting unless otherwise indicated.

ANY STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW ANNEX C CAREFULLY AND SHOULD CONSULT HIS, HER OR ITS LEGAL ADVISOR, SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

In order to exercise and perfect appraisal rights, a record holder of shares of AACC common stock must follow properly and in a timely manner the steps prescribed in Section 262 of the DGCL and summarized below. All demands for appraisal must be received prior to the vote on the merger agreement and should be addressed to Asset Acceptance Capital Corp., 28405 Van Dyke Avenue, Warren, Michigan 48093, Attention: Corporate Secretary, and should be executed by, or on behalf of, the record holder of the shares of AACC common stock. Holders of AACC common stock who desire to exercise their appraisal rights must not vote in favor of adoption of the merger agreement and must continuously hold their shares of AACC common stock through the effective date of the merger.

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of the special meeting, a corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes such notice to the holders of AACC common stock concerning the availability of appraisal rights under Section 262 of the DGCL and Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex C.

If you wish to exercise appraisal rights, you must not vote for the adoption of the merger agreement and must deliver to AACC, before the vote to adopt the merger agreement, a written demand for appraisal of your shares of AACC common stock. If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the Internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted “FOR” the adoption of the merger agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote “AGAINST” the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Stockholders electing to exercise their appraisal rights must not vote “FOR” the adoption of the merger agreement. However, neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL.

Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262 of the DGCL. A demand for appraisal will be sufficient if it reasonably informs AACC of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of common stock. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. If you wish to exercise appraisal rights, you must be the record holder of such shares of AACC common stock on the date the written demand for appraisal is made and you must continue to hold such shares of record through the effective date of the merger. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective date of the merger, will lose any right to appraisal in respect of such shares. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting will constitute a waiver of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of AACC common stock, if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Only a holder of record of shares of AACC common stock on the record date for the special meeting is entitled to assert appraisal rights for such shares of AACC common stock registered in that holder’s name. To be effective, a demand for appraisal by a stockholder must be made and executed by, or on behalf of, such stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears, with respect to shares evidenced by certificates, on his, her or its stock certificate, or, with respect to book-entry shares, on the stock ledger. Beneficial owners who do not also hold their AACC shares of record may not directly make appraisal demands to AACC. The beneficial owner must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of AACC common stock. A person having a beneficial interest in AACC common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized herein and in a timely manner to perfect whatever appraisal rights the beneficial owner may have. If shares of AACC common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand for appraisal should be made by or for the record owner; and if the shares of AACC common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares of AACC common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of AACC common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of AACC common stock as to which appraisal is sought. Where no number of shares of AACC common stock is expressly mentioned, the demand will be presumed to cover all shares of AACC common stock held in the name of the record owner.

If you hold your shares of AACC common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee. If a stockholder who demands appraisal under Delaware law withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each share of AACC common stock held by such stockholder will be deemed to be a non-election share for purposes of the merger agreement (and the holder thereof will thereby only be entitled to receive the cash consideration in exchange for such non-election share), unless such stockholder thereafter makes a timely stock election. If any stockholder who demands appraisal under Delaware law withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal after the election deadline, each share of AACC common stock held by such stockholder will be deemed to have been converted into and to have become, as of the effective time of the merger, the right to receive only cash consideration. A stockholder may withdraw his, her or its demand for appraisal and agree to accept the merger consideration by delivering to us a written withdrawal of his, her or its demand for appraisal and acceptance of the cash consideration within 60 days after the effective date of the merger (or thereafter with the consent of the surviving entity). Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. However, any stockholder who has not commenced an appraisal action or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and agree to accept the merger consideration offered within 60 days after the effective date. If AACC does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the immediately preceding sentence, if the Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more or less than, or equal to, the consideration being offered pursuant to the merger agreement. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal (if available) will cease and he, she or it will be entitled to receive the cash consideration for his, her or its shares pursuant to the merger agreement, as if he, she or it had not demanded appraisal of his, her or its shares. Inasmuch as AACC has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis.

Within 10 days after the effective date of the merger, the surviving entity will notify each stockholder who properly asserted appraisal rights under Section 262 of the DGCL and has not voted for the adoption of the merger agreement of the effective date of the merger. Within 120 days after the effective date of the merger, but not thereafter, either the surviving entity, or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the fair value of the shares of AACC common stock held by all stockholders entitled to appraisal. A person who is the beneficial owner of shares of AACC common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a stockholder, service of a copy of such petition must be made upon the surviving entity. The surviving entity of the merger does not have an obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previously written demand for appraisal and if no such petition is filed within such 120-day period by any stockholder, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their shares. AACC and Encore have no present intent to cause an appraisal petition to be filed, and stockholders seeking to exercise appraisal rights should not assume that the surviving entity will file such a petition or that it will initiate any negotiations with respect to the fair value of such shares of AACC common stock. Accordingly, stockholders who desire to have their shares of AACC common stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and made payable by the parties as the Court of Chancery deems equitable. Upon application of a dissenting stockholder, the Court of Chancery also may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal. In the absence of a determination or assessment, each party bears his, her or its own expenses.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving entity of the merger, such surviving entity must, within 20 days after receiving service of a copy of the petition, provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of AACC common stock and with whom agreements as to the value of their shares of AACC common stock have not been reached by the surviving entity. After notice to dissenting stockholders who demanded appraisal of their shares of AACC common stock, the Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Court of Chancery may require the stockholders who have demanded appraisal for their shares of AACC common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Within 120 days after the effective date, any stockholder (including any beneficial owner of shares entitled to appraisal rights) that has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of AACC common stock not voted in favor of adoption of the merger agreement and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those shares. These statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by the surviving entity, or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later. A person who is the beneficial owner of shares of AACC common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from AACC the statement described in this paragraph.

After determination of the stockholders entitled to appraisal of their shares of AACC common stock, the Court of Chancery will appraise the shares of AACC common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. After the Court determines the holders of AACC common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. When the value is determined, the Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such stockholders of their certificates and book-entry shares representing AACC common stock.

In determining the fair value of the shares of AACC common stock, the Court of Chancery is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of AACC common stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation in an appraisal proceeding. The surviving entity of the merger may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of AACC common stock is less than the merger consideration. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the merger consideration the holder of such shares of AACC common stock would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders considering seeking appraisal of their shares should note that the fair value of their shares determined under Section 262 of the DGCL could be more, or less than, or equal to, the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. Although AACC believes that the per share merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery. Moreover, AACC does not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of common stock is less than the per share merger consideration.

Any stockholder who has duly demanded and perfected an appraisal in compliance with Section 262 of the DGCL will not, after the effective date of the merger, be entitled to vote his, her or its shares of AACC common stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of AACC common stock as of a date prior to the effective date of the merger.

If you desire to exercise you appraisal rights, you must not vote for the adoption of the merger agreement and you must strictly comply with the procedures set forth in Section 262 of the DGCL (as reproduced in Annex C to this proxy statement/prospectus). Failure to take any required step in connection with the exercise of appraisal rights will result in the termination or waiver of such rights. In view of the complexity of Section 262 of the DGCL, stockholders of AACC who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section  262 of the DGCL will govern.

AACC’s Directors and Officers Have Financial Interests in the Merger

No stockholder is entitled to receive any special merger consideration. However, in considering the recommendation of AACC’s Board of Directors, you should be aware that some of AACC’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, your interests as a stockholder (or the interests of AACC’s stockholders generally) and that may present actual or potential conflicts of interest. The AACC Board of Directors was aware of and considered these potential interests and conflicts, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and the transaction contemplated thereby (including the merger), and in recommending that AACC’s stockholders vote “FOR” the approval and adoption of the merger agreement, the merger and the “golden parachute” compensation at the special meeting and any adjournment thereof.

Treatment of Equity-Based Awards

Options

The merger agreement provides that each holder of an option that represents the right to acquire shares of AACC common stock granted under any equity compensation plans of AACC which is outstanding immediately prior to the effective time of the merger (whether or not then vested or exercisable) will be provided with notice pursuant to which all outstanding stock options held by such holder will become fully vested and exercisable by such holder for a period of at least 15 days prior to the effective time of the merger in accordance with the terms and conditions of the applicable award agreement and any equity compensation plan of AACC under which such option was granted. To the extent that any outstanding stock option is exercised prior to the effective time of the merger, AACC will issue to such exercising holder shares of AACC common stock in accordance with the terms of such option, which shares will be entitled to receive the per share merger consideration (as described above) upon consummation of the merger.

The merger agreement also provides that at the completion of the merger, each outstanding and unexercised stock option to purchase shares of AACC common stock issued under any equity compensation plans of AACC will be cancelled and converted into the right to receive, in full settlement of such option, an amount in cash equal to the product of (i) the excess, if any, of $6.50 (the per share cash consideration) over the per share exercise price of the applicable stock option and (ii) the total number of shares of AACC common stock that may be acquired upon the full exercise of such stock option immediately prior to the effective time of the merger, without interest and less applicable withholding taxes. If the exercise price per share of any an option is equal to or greater than the per share cash consideration, then, upon the completion of the merger, such option will be cancelled without any payment or other consideration being made in respect thereof.

Company Stock Units

The merger agreement provides that at the completion of the merger, each restricted stock unit granted under any equity compensation plan of AACC or otherwise and each outstanding deferred stock unit will be cancelled and entitle the holder thereof to receive from AACC a cash amount equal to the product of (i) the per share cash consideration and (ii) the total number of shares of AACC common stock subject to such restricted stock units and deferred stock units (using, if applicable, the goal (100%) level of achievement under the respective award agreement to determine such number), in each case, less any applicable withholding taxes.

Retention and Potential Severance Payments to Executive Officers

Retention Agreements

In connection with the signing of the merger agreement, AACC entered into retention agreements with Reid Simpson, Deborah Everly, Edwin Herbert and Todd Langusch. Each retention agreement provides for a cash payment to be paid, subject to applicable taxes, to each executive, in the aggregate amount of $183,000, $80,750, $182,250 and $199,125, respectively, with 50% of such payment due within 30 days following the completion of the merger, and the remaining 50% due within 30 days following the earliest to occur of (i) the date such executive’s employment is terminated without “cause” (as defined in the retention agreements), (ii) six months after completion of the merger, or (iii) January 15, 2014, if the executive is employed at that time and the merger was not consummated prior to December 15, 2013.

Employment Agreements

If the merger occurs, under their existing employment agreements, Rion Needs, Reid Simpson and Deborah Everly will be entitled to increased severance payments in the event their employment is terminated without “cause” (as defined in the employment agreements) or they resign following a “substantial breach” by AACC (as defined in the employment agreements) within one year of the merger. The severance payments are conditioned on the execution of a release. A description of AACC’s existing employment arrangements with its executive officers can be found in AACC’s Annual Report on Form 10-K and 10-K/A filed with the SEC on March 7, 2013 and April 26, 2013, respectively, as supplemented by AACC’s applicable Current Reports on Form 8-K filed subsequently thereto. See “Where You Can Find More Information” beginning on page 123.

Change of Control Agreement

If the merger is completed, under his existing change of control agreement, Edwin L. Herbert will be entitled to a severance payment in the event he is terminated without “cause” (as defined in the change of control agreement) or resigns following a “substantial breach” by AACC (as defined in the change of control agreement) within one year of the merger. If Mr. Herbert is terminated without “cause” or resigns after a “substantial breach” within one year after the effective date of the merger, he is entitled to severance benefits equal to one times his regular base salary as in effect at the termination date (subject to certain adjustments), plus one times his bonus for the fiscal year immediately preceding the effective date of the “change in control”. The severance payments are conditioned on the execution of a release. “Substantial breach” under the change of control agreement includes, among other things, the assignment of the executive to a position with materially diminished duties and a material reduction in base salary.

If any payments to which Mr. Herbert is entitled pursuant to his employment agreement would otherwise constitute a parachute payment under Internal Revenue Code Section 280G, then, pursuant to the terms of the change of control agreement, such payments will be subject to reduction to the extent necessary to assure that Mr. Herbert receives the greater of (i) the amount of those payments which would not constitute such a parachute payment or (ii) the after-tax amount of benefits after taking into account any excise tax imposed on such payments. Mr. Herbert is subject to confidentiality, as well as non-competition and non-interference provisions under his change of control agreement. The non-competition and non-interference obligations continue for a period of one year after termination of employment and the confidentiality obligations continue indefinitely.

Summary of Potential Payments to AACC’s Executive Officers and Directors

The following table indicates the dollar amounts potentially payable to AACC’s executive officers and directors in connection with the completion of the merger, assuming completion of the merger on May 15, 2013. To the extent that any of the conditions to payment of the merger-based benefits described below and in the other portions of the section captioned “AACC’s Directors and Officers Have Financial Interests in the Merger” beginning on page 70 of this proxy statement/prospectus are not satisfied, such payments will not be made.

Upon completion of the merger, the executive officers and directors will be entitled to receive the accelerated vesting and payment of their outstanding equity awards in the amounts described in footnote 2 to the table. Within 30 days following the completion of the merger, the executive officers also will be entitled to the payment of the first installment of their respective retention bonuses as described in footnote 1 to the table and in the narrative contained in the section captioned “Retention and Potential Severance Payments to Executive Officers” beginning on page 71 of this proxy statement/prospectus. The foregoing payments are “single trigger” benefits and will be paid without regard to whether any termination of employment occurs on or following completion of the merger.

In addition to the foregoing, in the event that an executive officer experiences a qualifying termination of employment on or within one year following completion of the merger, the executive officer will receive (i) certain cash severance and retention benefits in the amounts described in footnote 1 to the table and in the narrative contained in the section captioned “Retention and Potential Severance Payments to Executive Officers” beginning on page 71 of this proxy statement/prospectus, and (ii) certain in-kind severance benefits, generally consisting of continued health and medical benefits, valued in the amounts set forth in the Perquisites/Benefits column of the table below. The foregoing severance payments and benefits are “double trigger” benefits and will be paid only upon a qualifying termination within one year following completion of the merger. Such transaction severance benefits will not be paid if there is a termination of employment outside the one-year post-merger protection period or if there is no qualifying termination of employment during the one-year post-merger protection period. As noted above, the executive officers will be entitled to receive the first installment of their retention bonuses within 30 days following the completion of the merger without regard to whether there is any qualifying termination of employment following completion of the merger. The second installment of the retention bonuses will be paid within 30 days following the originally scheduled payment date, as described in the narrative above under the section captioned “Retention and Potential Severance Payments to Executive Officers” beginning on page 71 of this proxy statement/prospectus, if the executive officer remains employed through such date, or within 30 days following a qualifying termination of employment, if such termination occurs prior to such originally scheduled payment date.

Golden Parachute Compensation Table

Executive Officer	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Rion B. Needs	$1,687,756	$1,170,405	$23,611	$2,881,772
President and Chief Executive Officer
Reid E. Simpson	$788,090	$377,066	$23,611	$1,188,767
Senior Vice President—Finance and Chief Financial Officer
Deborah L. Everly	$600,989	$257,870	$23,611	$882,470
Senior Vice President and Chief Acquisition Officer
Todd C. Langusch	$199,125	$80,108	—	$279,233
Vice President and Chief Information Officer
Edwin L. Herbert	$498,411	$131,227	$23,611	$653,249
Vice President, General Counsel and Secretary

All other executive officers as a group (2 individuals)(4)	$351,000	$265,066	—	$616,066

Non-Employee Directors(4)
Jennifer L. Adams	—	$188,351	—	$188,351
Nathaniel F. Bradley, IV	—	$102,746	—	$102,746
Philip Goodeve	—	$31,350	—	$31,350
Donald Haider	—	$264,778	—	$264,778
Anthony R. Ignaczak	—	$286,871	—	$286,871
William I. Jacobs	—	$113,581	—	$113,581
H. Eugene Lockhart	—	$145,659	—	$145,659
Gerald Wilkins	—	$31,350	—	$31,350

(1)	These amounts include the value of the retention payments described in the narrative preceding this table and the potential cash severance payments payable upon a qualifying termination following completion of the merger, assuming base salaries remain unchanged from their current levels.

Represents the cash severance under the employment or change of control agreements as well as cash severance under the retention agreements, as applicable, as follows:

Executive Officers

•	Mr. Needs: $1,687,756 for cash severance under his existing employment agreement.

•	Mr. Simpson: (i) $605,090 for cash severance under his existing employment agreement and (ii) $183,000 for payments under his retention agreement.

•	Ms. Everly: (i) $520,239 for cash severance under her existing employment agreement and (ii) $80,750 for payments under her retention agreement.

•	Mr. Langusch: $199,125 for payments under his retention agreement.

•	Mr. Herbert: (i) $316,161 for cash severance under his existing change of control agreement and (ii) $182,250 for payments under his retention agreement.

•	All Other Executive Officers as a Group (2 individuals): $351,000 for payments under their retention agreements.

(2)	Represents the value of the accelerated vesting and payment, as applicable, of outstanding AACC stock options, restricted stock units and deferred stock units as follows:

Executive Officers

•

Mr. Needs: (i) $111,248 for the full accelerated vesting and cash-out of unvested, “in-the-money” stock options; (ii) $247,156 for the full accelerated vesting and payment of unvested performance-based stock awards; (iii) $521,906 for the cash-out of vested, “in-the-money” stock options; and (iv) $290,095 for the full accelerated vesting and payment of unvested restricted stock units.

•

Mr. Simpson: (i) $27,563 for the full accelerated vesting and cash-out of unvested, “in-the-money” stock options; (ii) $72,222 for the full accelerated vesting and payment of unvested performance-based stock awards; (iii) $9,188 for the cash-out of vested, “in-the-money” stock options; and (iv) $268,093 for the full accelerated vesting and payment of unvested restricted stock units.

•

Ms. Everly: (i) $28,695 for the full accelerated vesting and cash-out of unvested, “in-the-money” stock options; (ii) $65,436 for the full accelerated vesting and payment of unvested performance-based stock awards; (iii) $51,737 for the cash-out of vested, “in-the-money” stock options; and (iv) $112,002 for the full accelerated vesting and payment of unvested restricted stock units.

•

Mr. Langusch: (i) $12,325 for the full accelerated vesting and cash-out of unvested, “in-the-money” stock options; (ii) $29,062 for the full accelerated vesting and payment of unvested performance-based stock awards; (iii) $6,026 for the cash-out of vested, “in-the-money” stock options; and (iv) $32,695 for the full accelerated vesting and payment of unvested restricted stock units.

•

Mr. Herbert: (i) $13,199 for the full accelerated vesting and cash-out of unvested, “in-the-money” stock options; (ii) $28,841 for the full accelerated vesting and payment of unvested performance-based stock awards; (iii) $26,176 for the cash-out of vested, “in-the-money” stock options; and (iv) $63,011 for the full accelerated vesting and payment of unvested restricted stock units.

•

All Other Executive Officers as a Group (2 individuals): (i) $26,257 for the full accelerated vesting and cash-out of unvested, “in-the-money” stock options; (ii) $57,844 for the full accelerated vesting and payment of unvested performance-based stock awards; (iii) $54,611 for the cash-out of vested, “in-the-money” stock options; and (iv) $126,354 for the full accelerated vesting and payment of unvested restricted stock units.

Non-Employee Directors

•

Ms. Adams: (i) $9,750 for the cash-out of vested, “in-the-money” stock options; (ii) $103,831 for the full accelerated vesting and payment of unvested restricted stock units; and (iii) $74,770 for the payment of deferred stock units.

•	Mr. Bradley: (i) $9,750 for the cash-out of vested, “in-the-money” stock options; and (ii) $92,996 for the full accelerated vesting and payment of unvested restricted stock units.

•	Mr. Goodeve: $31,350 for the full accelerated vesting and payment of unvested restricted stock units.

•

Mr. Haider: (i) $9,750 for the cash-out of vested, “in-the-money” stock options; (ii) $103,831 for the full accelerated vesting and payment of unvested restricted stock units; and (iii) $151,197 for the payment of deferred stock units.

•

Mr. Ignaczak: (i) $9,750 for the cash-out of vested, “in-the-money” stock options; (ii) $103,831 for the full accelerated vesting and payment of unvested restricted stock units; and (iii) $173,290 for the payment of deferred stock units.

•	Mr. Jacobs: (i) $9,750 for the cash-out of vested, “in-the-money” stock options; and (ii) $103,831 for the full accelerated vesting and payment of unvested restricted stock units.

•

Mr. Lockhart: (i) $9,750 for the cash-out of vested, “in-the-money” stock options; (ii) $103,831 for the full accelerated vesting and payment of unvested restricted stock units; and (iii) $32,078 for the payment of deferred stock units.

•	Mr. Wilkins: $31,350 for the full accelerated vesting and payment of unvested restricted stock units.

Such accelerated vesting and payment will occur solely as a result of the completion of the merger, without regard to whether there is a corresponding termination of service. Consistent with the requirements of Instruction 1 to Item 402(t)(2) of Regulation S-K, the aggregate values of the equity awards are based on the per share cash consideration of $6.50.

(3)	These amounts include the value of the in-kind benefits that may be provided upon a qualifying termination following completion of the merger, including continued medical and dental benefits.
(4)	Not subject to non-binding advisory vote on named executive officer compensation.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

For a period of six years after the completion of the merger, the surviving corporation has agreed to maintain in effect the coverage provided by AACC’s current directors’ and officers’ liability insurance and fiduciary liability insurance policies with respect to matters arising on or before the completion of merger either through AACC’s existing insurance provider or another provider reasonably selected by Encore. Pursuant to the terms of the merger agreement, Encore is not required to incur annual premiums in excess of 200% of the last annual premium paid by AACC prior to the date of the merger agreement in respect of the coverages to be obtained pursuant to the merger agreement, but will, in any event, purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing insurance coverage, AACC (as the surviving corporation) may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the surviving corporation would be permitted to spend during such six–year period after the completion of the merger, that provides coverage no materially less favorable to the present and former director, officer or manager (or equivalent position) of AACC and its subsidiaries than the coverage described above.

In addition, for a period of six years from the completion of the merger, AACC (as the surviving corporation) has agreed to indemnify to the fullest extent permitted under applicable law each current and former director, officer or manager (or equivalent position) of AACC or any of its subsidiaries against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation, whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with AACC or its subsidiaries occurring or alleged to have occurred before or at the completion of the merger agreement (including any claim relating in whole or in part to the merger agreement or the transactions contemplated thereby). See “The Merger Agreement—Indemnification of Directors and Officers; Directors’ and Officers’ Insurance” on page  95.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of March 15, 2013 (unless otherwise indicated), with respect to the beneficial ownership (as defined by Rule 13d-3 under the Exchange Act) of AACC common stock by:

•	each of AACC’s directors and named executive officers;

•	all of AACC’s current executive officers and directors as a group; and

•

each person or “group” of persons (as defined under Section 13(d)(3) of the Exchange Act) known by AACC to own, as of the date hereof, beneficially five percent or more of the outstanding shares or voting power of AACC common stock.

Unless otherwise indicated, shares of AACC common stock reflected below are owned directly or indirectly with sole voting and investment power.

Name and Address(1)	Shares(2) #	Percentage %
Nathaniel F. Bradley IV(3)	3,714,235	12.0
Jennifer L. Adams(4)	106,602	*
Philip Goodeve	0	*
Donald Haider(5)	122,777	*
Anthony R. Ignaczak(6)(7)	11,057,377	35.8
William I. Jacobs(8)	98,325	*
H. Eugene Lockhart(9)	105,101	*
Gerald Wilkins	0	*
Rion B. Needs(10)	411,293	1.3
Reid E. Simpson(11)	67,454	*
Deborah L. Everly(12)	120,019	*
Todd Langusch(13)	5,652	*
Edwin L. Herbert(14)	54,366	*
All Directors and executive officers as a Group (15 persons)(15)	15,931,964	49.9
AAC Quad-C Investors LLC(16)	10,932,051	35.5
Nierenberg Investment Management Company(17)	5,122,125	16.6
Heartland Advisors, Inc./ William J. Nasgovitz(18)	4,483,833	14.6
Lisa R. Bradley(19)	2,417,712	7.8

*	Indicates less than 1.0% ownership.
(1)	Unless otherwise noted, the business address is c/o Asset Acceptance Capital Corp., 28405 Van Dyke Avenue, Warren, MI 48093.
(2)	Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the shares reported.
(3)	Includes 1,117,340 shares held by trusts of which Mr. Bradley is co-trustee with his spouse, 1,128,852 shares held by a revocable trust of which Mr. Bradley’s spouse is trustee, and 171,520 shares held by an irrevocable trust of which Mr. Bradley’s spouse is sole trustee (as to which Mr. Bradley disclaims beneficial ownership). Also includes 69,912 shares subject to options, which are presently exercisable and 14,307 shares represented by restricted stock units.
(4)	Includes 78,125 shares subject to options which are presently exercisable; 15,974 shares represented by restricted stock units; and 11,503 shares represented by deferred stock units.
(5)	Includes 80,042 shares subject to options which are presently exercisable; 15,974 shares represented by restricted stock units; and 23,261 shares represented by deferred stock units.
(6)	The shares of common stock beneficially owned by Mr. Ignaczak include 10,932,051 shares held by AAC Quad-C Investors LLC. Mr. Ignaczak serves as manager of AAC Quad-C Investors LLC and has shared voting and investment power with respect to the shares held by AAC Quad-C Investors LLC. Mr. Ignaczak disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(7)	Includes 82,692 shares subject to options which are presently exercisable; 15,974 shares represented by restricted stock units; and 26,660 shares represented by deferred stock units.
(8)	Includes 65,351 shares subject to options which are presently exercisable; and 15,974 shares represented by restricted stock units.
(9)	Includes 82,692 shares subject to options which are presently exercisable; 15,974 shares represented by restricted stock units; and 4,935 shares represented by deferred stock units.
(10)	Includes 285,305 shares subject to options which are presently exercisable and 17,284 shares represented by restricted stock units.
(11)	Includes 15,875 shares subject to options which are presently exercisable; and 4,906 shares represented by restricted stock units.

(12)	Includes 60,645 shares subject to options which are presently exercisable and 5,752 shares represented by restricted stock units.
(13)	Includes 4,091 shares subject to options which are presently exercisable and 1,561 shares represented by restricted stock units.
(14)	Includes 39,755 shares subject to options which are presently exercisable and 3,565 shares represented by restricted stock units.
(15)	The 10,932,051 shares held beneficially by Mr. Ignaczak by virtue of his position as manager of AAC Quad-C Investors LLC are counted once for purposes of calculating the shares beneficially owned by all Directors and executive officers as a group. Includes 914,948 shares held by all directors and executive officers as a group that are subject to options which are presently exercisable, 94,177 shares represented by restricted stock units held by directors; 66,359 shares represented by deferred stock units held by directors and 40,197 shares represented by restricted stock units held by executive officers.
(16)	AAC Quad-C Investors LLC has sole voting and investment power over the 10,932,051 shares. Quad-C Partners VI, LP holds a 98.5222% membership interest in AAC Quad-C Investors LLC, and, as such, may be deemed to beneficially own 10,770,497 shares of common stock held by AAC Quad-C Investors LLC. Quad-C Advisors VI, LLC is the general partner of Quad-C Partners VI, LP, and, as such, may be deemed to beneficially own 10,770,497 shares of common stock held by AAC Quad-C Investors LLC. Mr. Anthony R. Ignaczak has shared power to dispose of and shared power to vote 10,932,051 shares.
(17)	Nierenberg Investment Management Company, Inc., reports beneficial ownership of 5,122,125 shares, with sole power to dispose of and sole power to vote 4,274,284 shares and shared power to dispose of and shared power to vote 847,841 shares.
(18)	Heartland Advisors, Inc. reports beneficial ownership of 4,483,833 shares, with shared power to dispose of 4,483,833 shares and shared power to vote 4,361,890 shares.
(19)	Ms. Bradley, the spouse of our Chairman, Nathaniel F. Bradley IV, reports beneficial ownership of 2,417,712 shares, with shared power to dispose of 1,117,340 shares and shared power to vote 1,117,340 shares. Mr. Bradley includes the 2,417,712 shares reported by Ms. Bradley in his beneficial ownership (with the exception of 171,520 shares held by an irrevocable trust of which Ms. Bradley is sole trustee, as to which Mr. Bradley disclaims beneficial ownership).

Material U.S. Federal Income Tax Consequences of the Merger

A holder’s exchange of AACC common stock for the merger consideration in the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state and local and non-U.S. tax laws. Accordingly, a U.S. holder (as defined in this proxy statement/prospectus) generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the sum of (i) the amount of cash received by such holder in the merger and (ii) the fair market value, at the effective time of the merger, of the shares of Encore common stock received by such holder in the merger, and (b) such holder’s adjusted tax basis in the shares of AACC common stock owned by such holder immediately prior to the effective time of the merger. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 106 for a discussion of material U.S. federal income tax consequences of the merger. The tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the U.S. federal income tax consequences of the merger to you, as well as U.S. federal income tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Litigation Relating to the Merger

After the announcement of the execution of the merger agreement, the Shell Action, the Neumann Action and the Jakula Action (collectively, the “Michigan Litigation”) were filed in the Macomb County Circuit Court of the State of Michigan against AACC and its directors, as well as Encore and Merger Sub. The plaintiffs moved to consolidate the Michigan Litigation on March 28, 2013, and an amended complaint was filed in the Shell Action on April 5, 2013. Additionally, a fourth putative class action was filed on April 19, 2013 in the Chancery Court of the State of Delaware, captioned Dix v. Asset Acceptance Capital Corp., Case No. 8494 (the “Dix Action”),

naming the same defendants as in the Michigan Litigation. A hearing was held on April 22, 2013, on the motion to consolidate the Michigan Litigation and to appoint lead plaintiff and counsel, and on April 24, 2013, the motion to consolidate the Michigan Litigation was granted.

In each of these lawsuits, purportedly brought on behalf of all of AACC’s public stockholders, the plaintiffs allege, among other things, that AACC’s directors have breached their fiduciary duties of care, loyalty and candor, and have failed to maximize the value of AACC for its stockholders by accepting an offer to sell AACC at a price that fails to reflect the true value of AACC and that was agreed to as a result of an unfair process, thus depriving holders of AACC common stock of the reasonable, fair and adequate value of their shares. Plaintiffs in the Shell Action, the Dix Action, and the Jaluka Action further allege that AACC’s directors have breached their duties of loyalty, good faith, candor and independence owed to the stockholders of AACC because they have engaged in self-dealing and ignored or did not protect against conflicts of interest resulting from their own interrelationships or connection with the proposed acquisition. Additionally, the Dix and Shell Actions allege a series of misleading statements and omissions in the March 27, 2013 Registration Statement filed with the SEC by Encore. Finally, all plaintiffs allege that AACC, Encore, and Merger Sub aided and abetted the directors’ breaches of their fiduciary duty. Among other things, plaintiffs in the four lawsuits seek injunctive relief prohibiting consummation of the proposed acquisition, or rescission of the proposed acquisition (in the event the transaction has already been consummated), as well as costs and disbursements, including reasonable attorneys’ and experts’ fees, and other equitable or injunctive relief as the court may deem just and proper.

Effective Time of the Merger

Unless otherwise mutually agreed in writing between AACC and Encore, the closing of the merger will take place on the second business day following the day on which the last of the conditions to the closing of the merger (described under “The Merger Agreement—Conditions to Complete the Merger” beginning on page 86 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the fulfillment or waiver of those conditions) or such other date as may be specified in writing by AACC, Encore and Merger Sub.

Assuming timely satisfaction of the necessary closing conditions, AACC and Encore currently expect the closing of the merger to occur in the second quarter of 2013. The completion of the merger will occur as soon as practicable following the closing of the merger upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as AACC and Encore may agree and specify in such certificate of merger).

Payment of Merger Consideration and Surrender of AACC Stock

At the effective time of the merger, AACC will become a wholly owned subsidiary of Encore and each holder of AACC common stock of record immediately prior to the effective time of the merger (other than certain excluded shares as set forth in the merger agreement, and shares of AACC common stock that are held by any direct or indirect subsidiary of AACC) will be entitled to receive the applicable per share merger consideration (see “The Merger Agreement—Consideration to be Received in the Merger” beginning on page 81, without interest and less any applicable withholding taxes, for each share of AACC common stock such stockholder holds immediately prior to the effective time of the merger. Encore will designate the exchange agent to make the cash and stock payments contemplated by the merger agreement. Prior to the effective time of the merger, Encore will deposit with the exchange agent, for the benefit of the holders of AACC common stock, immediately available funds and shares of Encore common stock sufficient for payment of the aggregate merger consideration. The exchange agent will deliver to you your merger consideration according to the procedure summarized herein and set forth in greater detail in the merger agreement and the election form.

Promptly after the effective time of the merger, and in any event within five business days thereafter, the surviving corporation will send, or cause to be sent to, each AACC stockholder who has not previously and properly submitted an election form and surrendered all of its certificates and book-entry shares in accordance with the merger consideration election procedures described in this proxy statement/prospectus (see “The Merger Agreement—Election Procedures” beginning on page 83), a letter of transmittal and instructions advising such stockholders how to surrender their stock certificates or book-entry shares in exchange for the per share merger consideration.

After the effective time of the merger, the exchange agent will promptly pay you your merger consideration after you have (i) surrendered your stock certificates or book-entry shares to the exchange agent together with a properly completed letter of transmittal and any other documents required by the exchange agent and (ii) provided to the exchange agent any other items specified by the letter of transmittal.

Interest will not be paid or accrue in respect of any payments of merger consideration (including with respect to any payments of cash consideration). The surviving corporation will reduce the amount of any merger consideration paid to you by any applicable withholding taxes.

If the exchange agent is to pay some or all of your merger consideration to a person other than you, you must have your stock certificates properly endorsed or otherwise in proper form for transfer, and you must pay any transfer or other taxes payable by reason of the transfer or establish to the surviving corporation’s satisfaction that the taxes have been paid or are not required to be paid.

You should not forward your stock certificates to the exchange agent without a letter of transmittal or without complying with the exchange agent’s written instructions sent along with such letter of transmittal or the election form, and you should not return your stock certificates with the enclosed proxy.

The transmittal instructions will tell you what to do if you have lost your stock certificate, or if it has been stolen or destroyed. You will have to provide an affidavit to that fact and, if required by the exchange agent or surviving corporation, post a bond in an amount that Encore reasonably directs as indemnity against any claim that may be made against it with respect to such lost stock certificate.

After the completion of the merger, you will cease to have any rights as a stockholder of AACC.

Any portion of the merger consideration deposited with the exchange agent that remains unclaimed by former record holders of AACC common stock for 12 months after the effective time of the merger will, at the request of the surviving corporation, be delivered to the surviving corporation. After that time, if you have not received payment of the per share merger consideration in exchange for your shares of AACC common stock, you may only look to the surviving corporation for payment of the per share merger consideration. If any certificate representing AACC common stock has not been surrendered prior to the time that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law, the payment with respect to such certificate will, to the extent permitted by applicable law, become the property of the surviving corporation, free and clear of all claims or interest of any person previously entitled to any claims or interest.

Expenses and Fees

Except as otherwise described in “The Merger Agreement—Termination Fee” beginning on page 92, all fees, expenses and costs incurred in connection with the merger agreement, including legal, accounting, investment banking and other fees, expenses and costs, will be paid by the party incurring such fees, expenses and costs, whether or not the merger is consummated. The expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus and the solicitation of the approval of AACC’s stockholders, and all filing and other fees paid to the SEC will be borne by Encore and AACC, as applicable.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Encore and AACC encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger because it is the principal document governing the merger.

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Encore, AACC, Merger Sub or their affiliates. The representations, warranties and covenants contained in the merger agreement were made only for the purposes of that agreement and as of the specific dates, were solely for the benefit of the parties to the merger agreement, and may be subject to limitations agreed upon by the parties, including being qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement and made for the purposes of allocating contractual risk among the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries of the merger agreement and should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts at the time they were made or otherwise. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Encore or AACC’s public disclosures.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with the DGCL, at the effective time of the merger, Merger Sub, a wholly owned subsidiary of Encore and a party to the merger agreement, will merge with and into AACC. AACC will survive the merger as a wholly owned subsidiary of Encore and the separate corporate existence of Merger Sub will cease.

At the effective time of the merger, each share of AACC common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive per share merger consideration, as discussed below. Shares of AACC common stock whose holders have not voted in favor of adopting the merger agreement and have demanded and perfected their appraisal rights under Section 262 of the DGCL will not be converted into the right to receive the per share merger consideration in connection with the merger. Shares of AACC common stock owned by AACC and its subsidiaries, Encore or Merger Sub will be cancelled and retired without any consideration in connection with the merger. Each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock of AACC (as the surviving corporation of the merger).

Upon consummation of the merger: the certificate of incorporation of AACC (as the surviving corporation in the merger) will be replaced in its entirety such that it is identical to the certificate of incorporation of Merger Sub in effect immediately prior to the effective time of the merger, except that the certificate of incorporation will be amended to properly reflect the name of the surviving corporation, Asset Acceptance Capital Corp., and such certificate will remain in effect until amended in accordance with its terms or by applicable law; the bylaws of AACC (as the surviving corporation in the merger) will be replaced in its entirety such that it is identical to the bylaws of Merger Sub in effect immediately prior to the effective time of the merger; the directors of Merger Sub will become the directors of AACC (as the surviving corporation in the merger); and the officers of Merger Sub will become the officers of AACC (as the surviving corporation in the merger).

Consideration to be Received in the Merger

If the merger is completed, each AACC stockholder will have the right, with respect to each share of AACC common stock owned by such holder, to elect to receive merger consideration in exchange for such share consisting of either cash or, subject to the cap on the total amount of merger consideration that may be received in the form of stock consideration and the proration adjustment described herein, shares of Encore common stock.

As discussed further herein, in order to be eligible to receive stock consideration in connection with the merger, AACC stockholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are an AACC stockholder and you do not properly complete, sign and return your form of election by the election deadline, you will only be entitled to receive cash consideration in connection with the merger.

Cash Election

Each share of AACC common stock with respect to which a cash election has been validly made will be converted into the right to receive the cash consideration in an amount in cash equal to $6.50, without interest and less any applicable withholding taxes.

Stock Election

Each share of AACC common stock with respect to which a stock election has been validly made will be converted, subject to the cap on the total amount of merger consideration that may be received in the form of stock consideration and the proration adjustment described herein, into the right to receive 0.2162 validly issued, fully paid and nonassessable shares of Encore common stock, less any applicable withholding taxes (together with any cash in lieu of fractional shares of Encore common stock to be paid pursuant to the terms of the merger agreement).

Notwithstanding the foregoing, no more than 25% of the shares of AACC common stock outstanding as of the effective time of the merger will be exchanged for stock consideration (the “maximum stock election”). If you elect to receive stock consideration and the holders of AACC common stock elect in the aggregate to receive stock consideration in excess of the maximum stock election, then the number of shares of AACC common stock owned by you that will be exchanged for stock consideration will be subject to a pro rata reduction based on the total number of shares of AACC common stock for which you made a stock election compared to the total number of shares of AACC common stock for which all AACC stockholders made a stock election, such that that the aggregate number of shares of AACC common stock actually exchanged for stock consideration equals the maximum stock election.

No fractional shares of Encore common stock will be issued in connection with the payment of merger consideration to AACC stockholders. As soon as reasonably practicable after the effective time of the merger, the exchange agent will pay to each holder of a fractional share interest an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (a) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (b) $30.07 (the closing stock price per share of Encore common stock on March 5, 2013).

Non-Election Shares

Subject to your appraisal rights under applicable law, if you are an AACC stockholder and you do not make a cash election or stock election for each share of AACC common stock owned by you in accordance with the instructions received by you (or, if you hold your shares of AACC common stock in “street name”, by your broker, bank or other nominee) from the exchange agent, your elections are not received by the exchange agent by the election deadline, your election form are improperly completed and/or are not signed, or you do not send together with your election form your certificates or book-entry shares representing your shares of AACC common stock, you will be deemed not to have made a valid election and your shares will be deemed “non-election shares.” Each non-election share of AACC common stock will be converted into the right to receive the cash consideration only.

Cancelled Shares

Shares of AACC common stock which are owned by AACC (as treasury stock) or Encore or any of its subsidiaries, in each case, will be automatically cancelled, cease to exist and will not be entitled to receive any merger consideration.

Proration

If AACC stockholders elect, in the aggregate, to receive stock consideration in excess of the maximum stock election, then the number of shares of AACC common stock elected to be exchanged for stock consideration by each AACC stockholder validly making a stock election will be reduced on a pro rata basis among all such stockholders, such that the aggregate number of shares of AACC common stock actually exchanged equals the maximum stock election (i.e., the total number of shares of AACC common stock outstanding immediately prior to the merger multiplied by 0.25). If proration is required, the maximum number of shares of AACC common stock that each stockholder validly making a stock election will be permitted to exchange for stock consideration will equal the maximum stock election multiplied by the ratio that the number of shares for which such stockholder made a stock election bears to the total number of shares for which a stock election was made by all AACC stockholders. If an AACC stockholder does not receive Encore common stock for each share in respect of which he, she or it made a stock election due to the imposition of the maximum stock election limitation and the proration described above, such stockholder will be entitled to receive the cash consideration for each such remaining share of AACC common stock not exchanged for stock consideration. As a result, if you make an election to receive only stock consideration, you may nevertheless receive a mix of cash consideration and stock consideration.

Treatment of AACC Stock Options and Other Equity-Based Awards

Stock Options

Each holder of an option that represents the right to acquire shares of AACC common stock granted under any equity compensation plans of AACC which is outstanding immediately prior to the effective time of the merger (whether or not then vested or exercisable) will be provided with notice pursuant to which all outstanding stock options held by such optionholder will become fully vested and may be exercised by such optionholder for a period of at least 15 days prior to the effective time of the merger in accordance with the terms and conditions of the applicable award agreement and any equity compensation plan of AACC under which such option was granted. To the extent that any outstanding stock option is exercised prior to the effective time of the merger, AACC will issue to such exercising holder shares of AACC common stock in accordance with the terms of such option, which shares will be entitled to receive the per share merger consideration (as described above) upon consummation of the merger.

To the extent that any outstanding stock option is not so exercised on or prior to the effective time of the merger, such outstanding option to acquire shares of AACC common stock (whether or not then vested or exercisable) will be cancelled and terminated at the effective time of the merger in exchange for the right to receive, in full settlement of such option, a cash amount equal to the product of (i) the total number of shares of AACC common stock that may be acquired upon the full exercise of such stock option immediately prior to the effective time of the merger multiplied by (ii) the excess, if any, of the cash consideration over the exercise price per share of AACC common stock underlying such option, without interest and less any applicable withholding taxes. Please note, however, that if the exercise price per share of any such option is equal to or greater than the cash consideration, then, upon consummation of the merger, such option will be canceled without any payment or other consideration being made in respect of such option.

Restricted Stock Units and Deferred Stock Units

The merger agreement provides that at the completion of the merger, each restricted stock unit and each deferred stock unit granted under any equity compensation plans of AACC with respect to shares of AACC common stock that is outstanding immediately prior to the effective time of the merger will be cancelled and entitle the holder thereof to receive from AACC, in full settlement of such equity award, a cash amount equal to the product determined by multiplying (i) the cash consideration by (ii) the total number of shares of AACC common stock subject to such restricted stock unit or deferred stock unit, as the case may be (using, if applicable, the goal (100%) level of achievement under the respective award agreement to determine such number), in each case, less any applicable withholding taxes.

Adjustments

If at any time during the period between March 6, 2013 and the effective time of the merger, any change in the outstanding shares of capital stock of AACC or Encore occurs as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the merger consideration, and the exchange ratio and any other similarly dependent items related thereto, will be equitably adjusted.

Withholding

Encore, AACC (as the surviving corporation) and the exchange agent will be entitled to deduct and withhold from any amounts payable pursuant to the merger agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the applicable federal, state, local or foreign law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such holder providing information or documentation to Encore, the surviving corporation or the exchange agent, such information will be requested prior to any such withholding.

Election Procedures

At the time of mailing of this proxy statement/prospectus to the record holders of shares of AACC common stock entitled to vote at the special meeting of AACC stockholders discussed herein, Encore will, or Encore will cause the exchange agent to, mail to each such holder the election form (which will include (i) the election form, (ii) a letter of transmittal and (iii) instructions for surrendering the stock certificates or book-entry shares representing issued and outstanding shares of AACC common stock in exchange for payment of the applicable merger consideration). Each election form will permit each record holder of AACC common stock to specify the number of shares of AACC common stock with respect to which such holder is making a cash election and the number of shares of AACC common stock with respect to which such holder is making a stock election.

The election deadline (i.e., 5:00 p.m., New York time, on the business day that is four business days prior to the closing date of the merger) will be publicly announced by Encore as soon as reasonably practicable (but in no event less than five business days prior to the closing date of the merger). If you wish to elect the type or mix of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the election form. To make a valid cash election or stock election, you must submit a properly completed election form, together with stock certificates (except with respect to book-entry shares, in which case you should follow the instructions set forth in the election form), so that the election form (together with any such stock certificates) is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form.

If you fail to submit a validly completed and signed election form prior to the election deadline with respect to any shares of AACC common stock owned by you immediately prior to the effective time of the merger, you will be deemed not to have made an election with respect to such shares and such shares will be deemed non-election shares. After the consummation of the merger, subject to your appraisal rights under applicable law, you will only be entitled to receive the cash consideration in exchange for each non-election share you own.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed in writing between AACC and Encore, the closing of the merger will take place on the second business day following the day on which the last of the conditions to the closing of the merger (described under “The Merger Agreement—Conditions to Complete the Merger” beginning on page 86) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the fulfillment or waiver of those conditions) or such other date as may be specified in writing by AACC, Encore and Merger Sub.

Assuming timely satisfaction of the necessary closing conditions, Encore and AACC currently expect the closing of the merger to occur in the second quarter of 2013. The effective time of the merger will occur as soon as practicable following the closing of the merger upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as AACC and Encore may agree and specify in such certificate of merger).

Conversion of AACC Common Stock; Exchange of Certificates

In accordance with the terms of the merger agreement, Encore has designated the exchange agent to make the cash and stock payments contemplated by the merger agreement. At the closing of the merger, Encore will deposit, or will cause to be deposited, with the exchange agent, for the benefit of the holders of AACC common stock, a cash amount in immediately available funds and shares of Encore common stock sufficient for the exchange agent to make payment of the aggregate merger consideration to the holders of shares of AACC common stock. Encore will make available, or will cause to be made available, any additional amounts necessary to make payments to AACC stockholders who withdraw or otherwise lose their demand for appraisal rights pursuant to the DGCL. The exchange agent will receive your election form, accept the surrender of certificates representing shares of AACC common stock owned by you, deliver to you your merger consideration and perform such other duties related thereto in accordance with the procedures set forth in the merger agreement (which procedures are summarized herein).

The conversion of AACC common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger, the exchange agent will exchange certificates representing shares of AACC common stock for merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. After the completion of the merger, you will cease to have any rights as a stockholder of AACC other than the right to receive merger consideration in exchange for your shares.

From and after the completion of the merger, there will be no transfers on AACC’s stock transfer books of shares of AACC common stock that were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger any certificated or uncertificated AACC share is presented to either the surviving corporation, Encore or the exchange agent for transfer, such certificated or uncertificated share will be cancelled and, subject to compliance with the exchange procedures set forth in the merger agreement, exchanged for the cash consideration.

Promptly after the effective time of the merger, and in any event within five business days thereafter, the surviving corporation will send, or cause to be sent to, each AACC stockholder who has not previously and properly submitted an election form and surrendered all of its certificates and book-entry shares in accordance with the merger consideration election procedures described in this proxy statement/prospectus, a letter of transmittal and instructions advising such stockholders how to surrender their stock certificates or book-entry shares in exchange for the per share merger consideration.

After the effective time of the merger, the exchange agent will promptly pay you your merger consideration after you have (a) surrendered your stock certificates or book-entry shares to the exchange agent together with a properly completed (i) election form and letter of transmittal, if submitted prior to the election deadline in accordance with the election procedures set forth in the merger agreement, or (ii) if submitted after the election deadline, a letter of transmittal and any other documents required by the exchange agent, and (b) provided to the exchange agent any other items specified by the letter of transmittal and any accompanying instructions.

Interest will not be paid or accrue in respect of any payments of merger consideration (including with respect to any payments of cash consideration). The surviving corporation will reduce the amount of any merger consideration paid to you by any applicable withholding taxes. If any withholding obligation may be avoided by your providing information or documentation to Encore, the surviving corporation or the exchange agent, such information will be requested prior to any such withholding.

If the exchange agent is to pay some or all of your merger consideration to a person other than you, you must have your stock certificates properly endorsed or otherwise in proper form for transfer, and you must pay any transfer or other taxes payable by reason of the transfer or establish to the surviving corporation’s satisfaction that the taxes have been paid or are not required to be paid.

You should not forward your stock certificates to the exchange agent without an election form or a letter of transmittal, as applicable, or without complying with the exchange agent’s written instructions sent along with such letter of transmittal, and you should not return your stock certificates with the enclosed proxy.

The transmittal instructions will tell you what to do if you have lost your stock certificate, or if it has been lost, stolen or destroyed. You will have to provide an affidavit to that fact and, if required by the exchange agent or surviving corporation, post a bond in an amount that Encore reasonably directs as indemnity against any claim that may be made against it with respect to such lost stock certificate.

Any portion of the merger consideration deposited with the exchange agent that remains unclaimed by former record holders of AACC common stock for a period of 12 months after the effective time of the merger will, at the request of the surviving corporation, be delivered to the surviving corporation. After that time, if you have not received payment of the per share merger consideration in exchange for your shares of AACC common stock, you may only look to the surviving corporation for payment of the per share merger consideration. If any certificate representing AACC common stock has not been surrendered prior to the time that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar law, the payment with respect to such certificate will, to the extent permitted by applicable law, become the property of the surviving corporation, free and clear of all claims or interest of any person previously entitled to any claims or interest. None of AACC, Encore, Merger Sub, the surviving corporation, the exchange agent or any other person will be liable to any stockholders of AACC for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Letter of Transmittal

Promptly after the effective time of the merger, and in any event within five business days thereafter, the surviving corporation will, or will cause the exchange agent to, mail a letter of transmittal only to each AACC stockholder who has not previously and properly submitted an election form and surrendered all of its certificates and book-entry shares to the exchange agent in accordance with the merger consideration election procedures described in this proxy statement/prospectus. This mailing will contain instructions advising such stockholders on how to surrender their stock certificates or book-entry shares representing shares of AACC common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

You should not return your stock certificates with the enclosed proxy card, and you should not forward your stock certificates to the exchange agent without an election form (or, if after the election deadline, a letter of transmittal).

Lost, Stolen or Destroyed Certificates

The letter of transmittal will provide instructions on what to do if an AACC stockholder has lost such stockholder’s stock certificate, or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by the exchange agent or the surviving corporation, post a bond in an amount that Encore reasonably directs as indemnity against any claim that may be made against it with respect to such lost stock certificate.

Conditions to Complete the Merger

The parties respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the merger agreement by the holders of a majority of the of the outstanding AACC common stock;

•	the expiration or termination of the regulatory waiting periods under the HSR Act;

•	the absence of any order or law, judgment or ruling of any governmental entity that restrains, enjoins, prohibits or otherwise prevents the consummation of the merger;

•	the approval for listing on NASDAQ (subject to official notice of issuance) of the shares of Encore common stock to be issued as stock consideration;

•

the declaration by the SEC of the effectiveness of Encore’s registration statement on Form S-4 and the absence of any stop order suspending such effectiveness (or proceeding seeking such suspension) issued by the SEC;

•	the absence of a material adverse effect on each of AACC and Encore;

•	the accuracy of the representations and warranties of AACC, Encore and Merger Sub (subject in certain cases to certain materiality, knowledge and other qualifications); and

•	AACC’s, Encore’s and Merger Sub’s performance in all material respects of their respective obligations under the merger agreement.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Reasonable Best Efforts to Obtain AACC Stockholder Approval

Unless the merger agreement is terminated in accordance with its terms, AACC has agreed to call a special meeting of its stockholders, as soon as is reasonably practicable after the date this proxy statement/prospectus is declared effective by the SEC, for the purpose of such stockholders considering and voting on the adoption of the merger agreement and any other matters required to be voted upon by such stockholders in connection with the transactions contemplated in the merger agreement. AACC may, however, delay or postpone convening such stockholders meeting if AACC’s Board of Directors (or a duly authorized committee thereof) reasonably determines (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties under applicable law. AACC may also delay, postpone or adjourn such special meeting of AACC’s stockholders if, as of the time for which the stockholders meeting is originally scheduled, there are insufficient shares of AACC common stock represented (either in person or by proxy) and voting to adopt the merger agreement or to constitute a quorum necessary to conduct the business of the special meeting. AACC’s Board of Directors has, by a unanimous vote of those directors present, approved the merger and directed that the merger be submitted to AACC stockholders for their consideration.

Solicitation of Alternative Takeover Proposals; Change of Recommendation; Matching Rights

Upon execution of the merger agreement, AACC became subject to customary “no-shop” restrictions on its, its subsidiaries’ and their respective representatives’ ability to initiate, solicit or encourage alternative acquisition proposals from third parties and to provide information to, or participate in discussions or negotiations with, third parties regarding alternative takeover proposals.

Except as expressly permitted under the merger agreement or as may relate to an excluded party, from and after March 6, 2013 or, in the case of an excluded party, after the excluded party deadline, and until the effective time of the merger or, if earlier, the termination of the merger agreement, AACC and its subsidiaries, directors, officers and employees may not, and AACC shall instruct and use reasonable best efforts to cause its other representatives not to directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or consummation of any takeover proposals; or

•	enter into, or otherwise participate in any discussions or negotiations regarding, or furnish to any person any material non-public information in connection with, any takeover proposal.

Notwithstanding the above summarized restrictions, with respect to any excluded party, until the excluded party deadline, AACC is permitted to:

•	solicit, initiate, encourage and facilitate, whether publicly or otherwise, takeover proposals; and

•

enter into, or otherwise participate in discussions or negotiations with respect to takeover proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations.

If, at any time from and after March 6, 2013 and prior to the time AACC’s stockholders approve the adoption of the merger agreement, AACC (or any of its representatives) receives an unsolicited takeover proposal from any person that did not result from a material breach of the “no shop” provisions of the merger agreement, then AACC and its representatives may provide information (including non-public information and data) regarding, and afford access to, the business, properties, assets, books, records and personnel of AACC and its subsidiaries and may engage in any discussions or negotiations with such person (and its representatives) with respect to such takeover proposal, if:

•

AACC’s Board of Directors (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal and financial advisors, that such takeover proposal is or could reasonably be expected to lead to a superior proposal and that the failure to engage in negotiations and discussions with, or furnish any information and other access to, such person would reasonably be expected to be a breach of its fiduciary duties under applicable law;

•	prior to furnishing any material non-public information to any such person or representative, AACC receives from such person an acceptable confidentiality agreement;

•

AACC notifies Encore within 48 hours of receipt of any such takeover proposal and provides Encore with a description of the material terms and conditions of such takeover proposal, the identity of the person making any such takeover proposal and a copy of any written proposal, offer or draft agreement provided by such person; and

•

AACC keeps Encore reasonably informed on a timely basis of the status and material details of any such takeover proposal (including by providing Encore notice within 48 hours after any material amendment, modification, development, discussion or negotiation relating to such takeover proposal).

For purposes of this summary, the definition of “superior proposal” below and the merger agreement, the term “takeover proposal” means any bona fide inquiry, proposal or offer from any person (other than Encore, Merger Sub and any of its affiliates) or “group” (as such term is defined in Rule 13d of the Exchange Act) to purchase or otherwise acquire, in a single transaction or series of related transactions, (i) assets of AACC and its subsidiaries (including securities of subsidiaries, but excluding sales of assets in the ordinary course of business) that account for 20% or more of AACC’s consolidated assets (based on the fair market value thereof) or from which 20% or more of AACC’s revenues, earnings or cash flows on a consolidated basis are derived or (ii) 20% or more of the outstanding common stock of AACC pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction.

For purposes of this summary and the merger agreement, the term “superior proposal” means any bona fide written takeover proposal (substituting references to “20%” with “50%”) on terms which AACC’s Board of Directors (or any duly authorized committee thereof) determines in good faith, after consultation with AACC’s outside legal counsel and independent financial advisors, (i) to be more favorable to AACC stockholders than the merger from a financial point of view (after taking into account any revisions to the merger agreement set forth in any written, binding and irrevocable offer by Encore capable of being accepted by AACC), taking into account, to the extent applicable, the legal, financial, regulatory, timing and other aspects of such proposal and the merger agreement that AACC’s Board of Directors (or any duly authorized committee thereof) considers relevant, (ii) the financing of which is fully committed or reasonably likely to be obtained and (iii) if accepted, is reasonably likely to be consummated (in the case of each of the foregoing clauses (ii) and (iii), as determined in good faith by AACC’s Board of Directors (or any duly authorized committee thereof)).

Under the terms of the merger agreement, AACC has agreed that, except as set forth below, its Board of Directors will not (a) (i) withdraw or modify (or publicly propose to withdraw or modify), in a manner adverse to Encore, the AACC Board of Director’s recommendation that AACC stockholders adopt the merger agreement at the special meeting or (ii) approve or recommend (or publicly propose to approve or recommend) any takeover proposal to AACC stockholders (the actions in this clause (a) are hereinafter referred to as a “change of recommendation”) or (b) authorize AACC or any of its subsidiaries to enter into any letter of intent, merger, acquisition or similar agreement with respect to a takeover proposal (other than a confidentiality agreement as described above).

At any time prior to the adoption of the merger agreement by AACC’s stockholders, AACC’S Board of Directors (or any duly authorized committee thereof) may make a change of recommendation in response to either (a) superior proposal (and, in such event, may also terminate the merger agreement in accordance with its terms) or (b) an intervening event, if:

•

AACC’s Board of Directors (or any duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable law (after taking into account all adjustments to the terms of the merger agreement that may be offered by Encore pursuant to its matching rights described below); and

•	solely with respect to a superior proposal:

•

AACC provides prior written notice to Encore, at least three business days in advance, that it intends to make a change of recommendation or terminate the merger agreement (together with a copy of the relevant transaction documents related to such superior proposal, if any), which notice must specify the basis for such change of recommendation or termination and the material terms of the superior proposal;

•

after providing such notice and prior to effecting such change of recommendation or termination, AACC must negotiate with Encore in good faith during such three business day period (to the extent Encore desires to negotiate) to make applicable modifications in the terms and conditions of the merger agreement as would permit AACC’s Board of Directors (or any duly authorized committee thereof) not to effect such change of recommendation or termination;

•

AACC’s Board of Directors (or any duly authorized committee thereof) must consider in good faith any modifications to the merger agreement irrevocably offered in writing by Encore and capable of being accepted by AACC; and

•

AACC’s Board of Directors must determine in good faith that the superior proposal would continue to constitute a superior proposal after taking into account any modifications to the terms of the merger agreement agreed to by Encore.

•	solely with respect to an intervening event:

•

AACC provides prior written notice to Encore, at least three business days in advance, that it intends to make a change of recommendation, which notice shall specify the basis for such change of recommendation and a description of the intervening event; and

•

AACC’s Board of Directors (or any duly authorized committee thereof) must consider in good faith any altered terms or conditions to the merger agreement irrevocably offered in writing by Encore and capable of being accepted by AACC and, thereafter, must determine in good faith that the failure to make such change of recommendation would reasonably be expected to result in a breach of its fiduciary duties under applicable law.

In the event that any such superior proposal is modified after complying with the above requirements in any material respect by the party making such superior proposal, AACC must provide written notice of such modified acquisition proposal to Encore and must again comply with the above requirements and provide Encore with an additional three business days’ notice prior to effecting any change of recommendation or termination (and shall do so for each such subsequent modification).

For purposes of this summary and the merger agreement, the term “intervening event” means an event, development or change in circumstance that was not actually known to AACC’s Board of Directors prior to March 6, 2013 (or if so known, the consequences of which, when taken together with all other events, developments or circumstances then known, were not actually known or reasonably foreseeable), which event, development or change in circumstance, or any consequence thereof, becomes known to AACC’s Board of Directors prior to the receipt of the approval by AACC’s stockholders. However, in no event will the receipt, existence or terms of a takeover proposal (or any matter or consequence relating thereto) constitute an intervening event.

If Encore terminates the merger agreement due to AACC’s Board of Directors effecting a change of recommendation, then AACC will be required to pay Encore a termination fee as described in more detail in “The Merger Agreement—Termination Fee” beginning on page 92.

Nothing in the provisions of the merger agreement relating to acquisition proposals prevents AACC from (a) complying with its disclosure obligations under applicable law with respect to an acquisition proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or any similar communication or (b) making any “stop-look-and-listen” communication to the stockholders of AACC pursuant to Rule 14d-9(f) under the Exchange Act or any similar communication.

At any time prior to the adoption of the merger agreement by the stockholders of AACC, AACC’s Board of Directors may grant a waiver or release under, or determine not to enforce any standstill agreement (other than a standstill agreement with an excluded party) if AACC’s Board of Directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable law. AACC must give Encore at least 24 hours advance notice prior to granting any such waiver or release.

Transaction Litigation

Subject to certain limitations, the merger agreement requires each party to keep the other reasonably informed with respect to the status of, and to cooperate with the other party in connection with, any stockholder litigation related to the merger agreement, or the transactions contemplated by the merger agreement that is brought against such party or any of its subsidiaries, directors, officers or employees. AACC will not, and will not permit any of its subsidiaries or representatives to, settle or agree to settle any such stockholder litigation without Encore’s prior written consent, which will not be unreasonably withheld, delayed or conditioned.

Other Reasonable Best Efforts Obligations; Regulatory Approvals

In connection with the merger, Encore and AACC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include clearance under the HSR Act as well as approval from various other regulatory authorities. The parties are also required to make certain filings with, and comply with certain laws of, various federal and state governmental agencies, including filing the certificate of merger with the Secretary of State of the State of Delaware in accordance with the DGCL after the adoption of the merger agreement by AACC’s stockholders and complying with U.S. federal securities laws.

U.S. Antitrust Considerations

Under the HSR Act, certain acquisition transactions may not be consummated unless Pre-merger Notification and Report Forms have been filed with the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The merger is subject to such requirements. AACC and Encore filed the Pre-merger Notification and Report Form required under the HSR Act with respect to the merger with the Antitrust Division and the FTC on Wednesday, March 20, 2013. The parties’ request for early termination was granted effective April 3, 2013.

Subject to certain exceptions set forth in the merger agreement, Encore agrees to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under antitrust laws that may be required by any governmental authority, so as to enable the parties to close the merger and related transactions as soon as practicable, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, the termination, relinquishment, modification or waiver of existing relationships, ventures, contractual rights, obligations or other arrangements of Encore, AACC, the surviving corporation or their respective subsidiaries, but neither Encore nor any of its subsidiaries is required to, and AACC and its subsidiaries may not, without the prior written consent of Encore, become subject to, consent to or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the surviving corporation, Encore or any of their respective subsidiaries. The parties also agreed to promptly advise the other upon receiving any communication from any governmental entity, consent or approval of which is required to complete the transactions contemplated by the merger agreement.

At any time before or after consummation of the merger, notwithstanding the early termination of the waiting period under the HSR Act, the Antitrust Division, the FTC or state or foreign antitrust and competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the merger or seeking divestiture of substantial assets of AACC or Encore. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Timing

We cannot assure you that any of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Neither Encore or AACC is not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Termination of the Merger Agreement

AACC and Encore may terminate the merger agreement by mutual written consent at any time before the effective time of the merger, whether before or after AACC’s stockholders have voted in favor of adoption of the merger agreement.

In addition, either AACC or Encore may terminate the merger agreement at any time before the effective time of the merger by written notice to the other party:

•

whether before or after AACC stockholders have voted in favor of adoption of the merger agreement, if the merger has not been completed on or before August 7, 2013, or, if all conditions to the merger have been satisfied (or are capable of being satisfied) or waived on prior to August 7, 2013 other than those conditions related to expiration or termination of waiting periods applicable to the merger under the HSR Act (or the absence of injunctions related to the HSR Act), then such date will be automatically extended to October 7, 2013 (as applicable, the “termination date”), but only so long as the failure of the merger to have been completed by such the termination date was not primarily due to the terminating party’s failure to timely perform its obligations under the merger agreement;

•

if any governmental authority of competent jurisdiction issues any final and non-appealable law, injunction, judgment or ruling that has the effect of enjoining, restraining, preventing or otherwise prohibiting consummation of the merger;

•	if the AACC stockholders meeting has been held and the AACC stockholders have not adopted and approved the merger agreement at such meeting or any adjournment or postponement thereof; or

•

if there is a breach by the non-terminating party of any of its representations, warranties, covenants or agreements contained in the merger agreement (which breach would give rise to the failure to satisfy a closing condition described above under “—Conditions to the Completion of the Merger”) that is either not curable by the termination date or, if capable of being cured, has not been cured within 30 calendar days following receipt of written notice from the terminating party stating its intention to terminate the merger agreement, but only so long as the terminating party is not in material breach of any of its representations, warranties, covenants or agreements under the merger agreement.

In addition, at any time before the effective time of the merger, Encore may terminate the merger agreement by written notice to AACC:

•	if the AACC Board of Directors (or any duly authorized committee thereof):

•	effects a change of recommendation;

•	fails to publicly reaffirm its recommendation that the stockholders of AACC vote in favor of the adoption of the merger agreement following Encore’s written request; or

•	fails to recommend that the stockholders of AACC vote in favor of the adoption of the merger agreement in this proxy statement/prospectus; or

•

if any director or specifically identified senior executive officer of AACC willfully commits (with actual knowledge and intent that the applicable acts or omissions would result in breach) a material breach of the non-solicitation restrictions discussed above; or

•

if AACC grants a written waiver or release, or determines (through an act of the AACC Board of Directors) not to enforce, certain standstill agreements with specifically named third parties (including the excluded parties) who were involved in AACC’s process leading to the execution of the merger agreement.

In addition, at any time before AACC stockholders have voted in favor of adoption of the merger agreement, AACC may terminate the merger agreement by written notice to Encore in order to enter into an alternative transaction that is a superior proposal, but only so long as AACC pays (or causes to be paid) the termination fee described below on the date of such termination.

In the event of the termination of the merger agreement, there will be no liability on the part of Encore, Merger Sub or AACC, or any of their respective directors, officers and affiliates under the merger agreement, other than (a) liability, in certain circumstances, for the payment of the termination fee as described below and (b) liability arising out of (i) any breach of a party’s obligations under, or any willful or material breach of its representations or warranties set forth in, the merger agreement, or a party’s fraud or willful misconduct.

Termination Fee

AACC is required to pay Encore a termination fee of $7.4 million (without reimbursement of any of Encore’s expenses) if:

•	Encore terminates the merger agreement due to:

•

the AACC Board of Directors’ (or any duly authorized committee thereof) (a) having effected a change of recommendation, (b) failure to reaffirm its recommendation that the stockholders of AACC vote in favor of the adoption of the merger agreement following Encore’s written request, or (c) failure to include such recommendation in this proxy statement/prospectus;

•

if any director or specifically identified senior executive officer of AACC commits (with actual knowledge and intent that the applicable acts or omissions would result in breach) a material breach of the non-solicitation restrictions discussed above; or

•

if AACC grants a written waiver or release, or determines (through an act of the AACC Board of Directors) not to enforce, certain standstill agreements with specifically named third parties (including the excluded parties) who were involved in AACC’s process leading to the execution of the merger agreement; or

•	each of the following three events occurs:

•

the merger agreement is terminated by AACC or Encore due to (a) the occurrence of the termination date, or (b) the failure of AACC stockholders to adopt the merger agreement at the special meeting (or any adjournment or postponement thereof);

•

there is a bona fide takeover proposal (with references to “20%” substituted with “50%”) made after the date of the merger agreement but prior to, as applicable, (a) such termination date or (b) the date of such special meeting, which has been publicly disclosed; and

•	within 12 months after such termination, AACC consummates the transactions contemplated by such takeover proposal.

Notwithstanding the foregoing, AACC must pay Encore a termination fee equal to $7.4 million and reimburse Encore for certain expenses incurred in connection with Encore’s execution of the merger agreement in an amount up to $2.0 million if AACC terminates the merger agreement in order to enter into a superior proposal. However, AACC must pay Encore a reduced termination fee equal to $4.25 million (plus such expenses) if such termination is to enter into a transaction that constitutes a superior proposal with an excluded party on or prior to the excluded party deadline.

In no event will AACC have to pay the termination fee or expenses on more than one occasion.

Remedies

Subject to certain specific performance rights described below, damages for breach of contract will be AACC’s sole and exclusive remedy against Encore and Merger Sub, any of their respective affiliates and any of their respective directors, officers, employees, stockholders or representatives for any loss suffered with respect to the merger agreement and the transactions contemplated thereby, the termination of the merger agreement, the failure of the merger to be consummated or any breach of the merger agreement by Encore or Merger Sub.

Encore’s receipt of the termination fee and/or the expense reimbursement will, subject to certain specific performance rights described below, be the sole and exclusive remedy of Encore, Merger Sub and their respective affiliates against AACC, its subsidiaries and any of their respective directors, officers, employees, stockholders or representatives for any loss suffered with respect to the merger agreement and the transactions contemplated thereby, the termination of the merger agreement, the failure of the merger to be consummated or any breach of the merger agreement by AACC and its subsidiaries.

The parties are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement in addition to any other remedy to which they are entitled at law or in equity.

Conduct of Business Pending the Merger

Each of AACC and Encore has undertaken covenants that place customary restrictions on it and its subsidiaries until the effective time of the merger (or, if earlier, the merger agreement’s termination date). AACC has agreed to operate its business in the usual, regular and ordinary course and in all material respects consistent with past practice and to use reasonable best efforts to preserve intact its present lines of business, to maintain its rights and franchises, and to preserve its governmental and business relationships. Except with Encore’s prior written consent (which consent shall not be unreasonably withheld conditioned or delayed), AACC has also agreed that, subject to certain specifically scheduled and identified exceptions set forth in the merger agreement or as may be required by law or the merger agreement, AACC will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•

issue, sell, or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, except for the issuance of shares of its common stock required to be issued upon exercise or settlement of options outstanding prior to March 6, 2013;

•

redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (1) pursuant to certain identified commitments in effect as of March 6, 2013 or (2) in connection with withholding to satisfy tax obligations with respect to options and certain AACC stock units, acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of options;

•

declare, authorize, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of, any shares of its capital stock, other than dividends paid by any subsidiary of AACC to AACC or any wholly owned subsidiary of AACC;

•	adjust, split, combine, subdivide or reclassify any shares of its capital stock;

•

incur any indebtedness, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other party, make any loans, advances or capital contributions to or investments in any other person, mortgage or pledge any of its assets or create or allow to exist any lien upon such assets, in each case, except as expressly provided for in the merger agreement (including with respect to the refinancing of existing short term indebtedness and, subject to the limitations set forth in AACC’s existing credit facilities and 2013 long-term business plan, indebtedness incurred in the ordinary course of business consistent with past practice to acquire defaulted or charged-off accounts receivable portfolios (which portfolios are reasonably expected to have a net, unlevered 10% internal rate of return assuming an 11.4% allocation of AACC’s overhead costs in addition to appropriate variable costs related to such acquisitions);

•	sell any of its properties or assets that are material to AACC and its subsidiaries taken as a whole other than dispositions expressly provided for in the merger agreement;

•	make capital expenditures other than as budgeted (both as to time and amount) by AACC (except with respect to budgeted amounts for July 2013, which cannot exceed $568,000);

•

make any acquisition (including by merger) of (a) the capital stock or a material portion of the assets of any other person or entity, except pursuant to certain identified contracts in force on March 6, 2013 or (b) any defaulted or charged-off accounts receivable portfolios (other than certain permitted portfolio acquisitions in any single or three-consecutive calendar month period ending after March 6, 2013 in an aggregate amount less than $23.0 million and $45.0 million, respectively);

•	take specified actions relating to director and employee compensation, benefits, hiring and promotion;

•

make any change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a governmental authority or quasi-governmental authority (including the Financial Accounting Standards Board) or as required by applicable law;

•	amend its or its subsidiaries’ organizational documents;

•	adopt a plan or agreement of complete or partial liquidation or dissolution;

•	take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the merger and related transactions;

•

except as reasonably contemplated by AACC’s 2013 budget and business plan (a copy of which was provided to Encore), change in any material respect certain of its business practices (including those related to certain collection strategies and commission structures);

•	enter into or amend or modify in any material respect, or consent to the termination of, certain contracts;

•

make, change or revoke any material tax election, agree to any material adjustment of any tax attribute, file any material amended tax return or claim for a material tax refund, change any material tax reporting method, consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment that would reasonably be expected to adversely affect Encore’s tax liability, settle or compromise any material tax proceeding or enter into any material closing agreement that would reasonably be expected to adversely affect Encore’s tax liability for any taxable period, or enter into a tax sharing, indemnification or allocation agreement;

•

settle or enter into any settlement agreement with respect to any outstanding litigation or other dispute, except that AACC may settle or enter into any settlement agreement with respect to any outstanding litigation or other dispute with any party (other than a governmental authority) where (1) the aggregate cash amount payable by AACC or its subsidiaries as a result of such settlement does not exceed $100,000 and (2) the terms of such settlement or settlement agreement (not involving the payment of money) do not require the taking (or omission) of any action by AACC or any of its subsidiaries which is materially inconsistent with past practice regarding actions (not involving the payment of money) taken or omitted to be taken by any of them in connection with settlements and settlement agreements relating to substantially similar litigation, claims, suits, proceedings or other disputes;

•	enter into any new line of business; or

•	agree in writing to take any of the actions prohibited by the preceding bullet points.

Encore has also agreed that it will not, and will not permit any of its subsidiaries to take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede, interfere with, hinder or delay the consummation by Encore or any of its subsidiaries of the merger and related transactions.

Additional Covenants

The merger agreement also contains mutual covenants relating to the preparation of this document, the granting of access to information, confidentiality, public announcements with respect to the transactions contemplated by the merger agreement, notification in certain events, obligations of Merger Sub and the surviving corporation, control of each party’s business, state takeover laws, reservation of Encore shares and reporting requirements of Section 16(a) of the Exchange Act.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

For a period of six years after the completion of the merger, the surviving corporation has agreed to maintain in effect the coverage provided by AACC’s current directors’ and officers’ liability insurance and fiduciary liability insurance policies with respect to matters arising on or before the completion of merger either through AACC’s existing insurance provider or another provider reasonably selected by Encore. Pursuant to the terms of the merger agreement, Encore is not required to incur annual premiums in excess of 200% of the last annual premium paid by AACC prior to the date of the merger agreement in respect of the coverages to be obtained pursuant to the merger agreement, but will, in any event, purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing insurance coverage, AACC (as the surviving corporation) may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the surviving corporation would be permitted to spend during such six–year period after the completion of the merger, that provides coverage no materially less favorable to the present and former director, officer or manager (or equivalent position) of AACC and its subsidiaries than the coverage described above.

In addition, for a period of six years from the completion of the merger, AACC (as the surviving corporation) has agreed to indemnify to the fullest extent permitted under applicable law each current and former director, officer or manager (or equivalent position) of AACC or any of its subsidiaries against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation, whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with AACC or its subsidiaries occurring or alleged to have occurred before or at the completion of the merger agreement (including any claim relating in whole or in part to the merger agreement or the transactions contemplated thereby).

Employee Matters

The merger agreement provides that for a period beginning at the effective time of the merger and ending on December 31, 2013, Encore will provide to each individual who, immediately prior to the effective time of the merger, is an employee of AACC and who, during such period, continues such employment with the surviving corporation (each a “continuing employee”), annual base salary and base wages and employee benefits (but excluding equity incentive compensation), in each case, that are no less favorable in the aggregate than such annual compensation and employee benefits provided to such employees immediately prior to the effective time of the merger. In addition, Encore will provide each continuing employee whose employment terminates during the one year period following the effective time of the merger with severance benefits at levels no less than and pursuant to the terms of AACC’s severance policies in effect immediately prior to the effective time of the merger. However, in no event will more than ten weeks’ severance be paid to any such employee. The merger agreement also provides for service credits under benefit plans sponsored or maintained by Encore to be credited to continuing employees, subject to certain customary exceptions.

The merger agreement also provides that from and after the effective time of the merger, Encore will honor all obligations under the AACC benefit plans and compensation and severance arrangements and agreements in accordance with their respective terms as in effect immediately prior to the effective time of the merger, other than certain obligations arising under AACC’s 2013 Annual Incentive Compensation Plan for Management. With respect to Encore’s obligations under AACC’s 2013 Annual Incentive Compensation Plan for Management, upon the earlier of (i) the date of termination (other than for “cause”) of such continuing employee and (ii) March 15, 2014, Encore will cause the surviving corporation and its subsidiaries to pay to each continuing employee (other than specifically identified executive officers of AACC) a pro-rata portion of any bonus in respect of the 2013 performance year that such continuing employee would have been entitled to receive under AACC’s 2013 Annual Incentive Compensation Plan for Management accrued for the period from January 1, 2013 through the completion of the merger. None of (a) those executive officers of AACC specifically identified between the parties and (b) any continuing employee who is terminated for “cause” or who voluntarily terminates his or her employment with the surviving corporation or any of its subsidiaries, in each case, prior to March 15, 2014, shall be entitled to receive any portion of any such pro-rata performance bonus pursuant to AACC’s 2013 Annual Incentive Compensation Plan for Management. The merger agreement does not confer upon any AACC employee any rights as a third party beneficiary or any right to continued employment for any period of time or any right to a particular term or condition of employment. The merger agreement expressly does not in any way limit the ability of Encore, the surviving corporation or any of their affiliates to terminate the employment of any AACC employee after the completion of the merger.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Encore and AACC relating to their respective businesses which are customary for transactions similar to the merger. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding capitalization and an absence of a material adverse effect, that must be true and correct except to a de minimis extent), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing unless that event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing, has had or is reasonably likely to have a material adverse effect on the ability of the company making the representation to consummate the merger and the other transactions contemplated by the merger agreement, or on the business, condition (financial or otherwise) or results of operations of the company and its subsidiaries, taken as a whole, making the representation. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Encore and AACC has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental approvals;

•	the timely filing of reports with the SEC and the absence undisclosed liabilities;

•	financial statements, internal controls and accounting;

•	the absence of material adverse changes;

•	legal proceedings;

•	compliance with applicable laws and permits;

•	material contracts;

•	broker’s fees payable in connection with the merger;

•	share ownership; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, AACC has made other representations and warranties about itself to Encore as to:

•	tax matters;

•	employee benefits matters;

•	environmental matters;

•	employment law matters;

•	insurance coverage;

•	real and personal property;

•	intellectual property;

•	absence of rights agreements and anti-takeover provisions;

•	the stockholder approval required to consummate the merger; and

•	the receipt of a financial advisor’s opinion.

Encore also has made additional representations and warranties to AACC as to:

•	common stock to be issued pursuant to the merger;

•	ownership and operations of Merger Sub; and

•	sufficiency of funds.

The representations and warranties described above and included in the merger agreement were made by each of Encore and AACC to the other. These representations and warranties were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to important qualifications and limitations agreed to by Encore and AACC in connection with negotiating the terms of the merger agreement, including being qualified by disclosures between those parties. The representations and warranties in the merger agreement may have been made to allocate risks among the parties to the merger agreement, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The assertions embodied in such representations and warranties are qualified by information contained in disclosure schedules to the merger agreement that the parties exchanged in connection with the execution of the merger agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances related to the parties to the merger agreement or any of their respective subsidiaries or affiliates, since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Encore’s or AACC’s public disclosures.

The merger agreement is described in, and included as an annex to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding AACC, Encore or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 123.

Definition of Material Adverse Effect

In determining whether a material adverse effect has occurred or is reasonably likely to occur, the parties will disregard effects resulting from:

•

any condition, change, event, occurrence or effect in any of the industries or markets in which the parties operate (except to the extent they have a disproportionate impact on such party relative to other participants in the same industries);

•

any enactment of, change in, or change in interpretation or enforcement of, any law or GAAP or government policy (except to the extent they have a disproportionate impact on such party relative to other participants in the same industries);

•

general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the parties, any of their subsidiaries or any of their respective business relations conducts business (except to the extent they have a disproportionate impact on such party relative to other participants in the same industries);

•

any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war (except to the extent they have a disproportionate impact on such party relative to other participants in the same industries);

•

the announcement, pendency of or performance of the merger and related transactions, including by reason of the identity of Encore or any communication by Encore regarding the plans or intentions of Encore with respect to the conduct of the business of AACC or any of its subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, stockholders, employees or regulators;

•

any action taken pursuant to the terms of the merger agreement or, with respect to an AACC material adverse effect, with the express written consent or at the express written direction of Encore or Merger Sub (or any action not taken as a result of the failure of Encore to consent to any action requiring Encore’s consent pursuant to the merger agreement);

•	any change in the market price, or change in trading volume, of the capital stock of either party (but the underlying cause of such change may be considered);

•

any failure to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings (but, in each case, the underlying cause of such failure may be considered); and

•

any pending, initiated or threatened legal or administrative proceeding, claim, suit or action against either party, any of their subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of the merger agreement or the merger and related transactions.

Any fact, change, event, circumstance, occurrence or effect that, directly or indirectly would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the merger and related transactions by any party to the merger agreement qualifies as a material adverse effect with respect to such party.

Expenses and Fees

Except as described in “The Merger Agreement—Termination Fee” beginning on page 92, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions, including legal, accounting, investment banking and other fees, expenses and costs, will be paid by the party incurring such fees, expenses and costs, whether or not the merger is consummated. The expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus and the solicitation of the approval of AACC’s stockholders, and all filing and other fees paid to the SEC will be borne by Encore and AACC, as applicable.

Amendment, Waiver and Extension of the Merger Agreement

At any time prior to the effective time of the merger, the merger agreement may be amended or supplemented by written agreement of the parties. However, following approval of the merger and related transactions by the stockholders of AACC, no amendment is allowed that would require further approval of the merger agreement or the merger and related transactions by the stockholders of AACC. If the merger is not consummated on or before August 7, 2013, the merger agreement may automatically be extended to October 7, 2013 if (1) the parties are waiting for the satisfaction or waiver of all waiting periods applicable under the HSR Act and (2) the other conditions precedent to consummation of the merger have been satisfied, waived or remain capable of satisfaction as of such date.

Governing Law and Venue; Waiver of Jury Trial

The parties have agreed that the merger agreement will be governed by Delaware law. Each party has irrevocably and unconditionally submitted to the exclusive jurisdiction of the Delaware Court of Chancery (and if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in any action or proceeding arising out of or relating to the merger agreement or the transactions contemplated thereby or for recognition or enforcement of any judgment relating thereto.

Each party has further irrevocably waived any right such party may have to a trial by jury with respect to any action or proceeding between the parties arising out of or relating to the merger agreement, the transactions contemplated thereby, or any action of the parties thereto in the negotiation, administration, performance or enforcement of the merger agreement.

Voting Agreement

In connection with entry into the merger agreement, the supporting stockholder and Encore entered into the voting agreement with respect to the merger, which generally requires that the supporting stockholder, in its capacity as stockholder of AACC, (i) to receive merger consideration solely comprised of per share cash consideration, (ii) not seek or otherwise perfect any appraisal rights, (iii) subject to certain exceptions, vote all of its shares of AACC common stock in favor of the merger and against any alternative transactions, and (iv) not transfer its shares of AACC common stock prior to the consummation of the merger. In addition, the supporting stockholder has agreed to vote its shares in the same proportion to the number of shares voted by unaffiliated AACC stockholders in the event of a change of recommendation due to an intervening event. The voting agreement will terminate upon the earlier of (i) the consummation of the merger, (ii) the termination of the merger agreement in accordance with its terms, or (iii) the making of any change, by amendment, waiver or other modification to any provision of the merger agreement that (x) decreases the amount or changes the form of the consideration or imposes any restrictions or additional conditions on the receipt of the consideration to the stockholders of Encore or (y) is otherwise materially adverse to the supporting stockholder, and which change, amendment, waiver or modification is not revised to the reasonable satisfaction of the supporting stockholder. As of March 6, 2013, the supporting stockholder held shares of AACC common stock representing approximately 35.6% of AACC’s total issued and outstanding shares.

ACCOUNTING TREATMENT

Encore will account for the merger as an “acquisition,” as that term is used under GAAP, for accounting and financial reporting purposes. Under the acquisition method of accounting, the assets and liabilities of AACC will be recorded as of the acquisition date, at their respective fair values, and consolidated with those of Encore. The results of operations of AACC will be consolidated with those of Encore beginning on the date of the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The accompanying Unaudited Pro Forma Condensed Combined Statement of Financial Condition (the “Pro Forma Balance Sheet”) as of December 31, 2012, combines the historical consolidated statements of financial condition of Encore and AACC, giving effect to the merger as if it had been completed on December 31, 2012. The accompanying Unaudited Pro Forma Condensed Combined Statement of Earnings (the “Pro Forma Income Statement”) for the year ended December 31, 2012 combines the historical consolidated statements of earnings of Encore and AACC, giving effect to the merger as if it had been completed on January 1, 2012. Reclassifications have been made to AACC’s consolidated statement of operations for the year ended December 31, 2012 to conform to Encore’s financial statement presentations.

The accompanying unaudited pro forma condensed combined financial statements (the “Statements”) and related notes have been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States (“GAAP”), with Encore treated as the acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing the Statements, and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying Statements and the combined company’s future results of operations and financial position.

The Statements do not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any tax or other synergies that may result from the merger.

The accompanying Statements and related notes are being provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Encore would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of Encore’s future consolidated results of operations or consolidated financial position. The Statements are based upon currently available information and estimates and assumptions that Encore management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of the merger.

The accompanying Statements have been developed from and should be read in conjunction with the accompanying notes to the Statements and the audited consolidated financial statements of each of Encore and AACC contained in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2012, incorporated by reference in this proxy statement/prospectus.

Encore Capital Group, Inc.

Pro Forma Condensed Combined Statement of Financial Condition

(In Thousands)

(Unaudited)

	As of December 31, 2012
	Historical		Pro Forma Adjustments		Pro Forma
	Encore	AACC
Assets
Cash and cash equivalents	$17,510	$14,013	$(17,851	)(A)	$13,672
Investment in receivable portfolios, net	873,119	370,900	60,000	(B)	1,304,019
Deferred court costs, net	35,407	—	13,651	(C)	49,058
Property tax payment agreements receivable, net	135,100	—	—		135,100
Interest receivable	4,042	—	—		4,042
Property and equipment, net	23,223	12,568	—		35,791
Other assets	27,006	12,934	(708	)(D)	39,232
Goodwill	55,446	14,323	15,744	(E)	85,513
Identifiable intangible assets, net	487	—	—		487

Total assets	$1,171,340	$424,738	$70,836		$1,666,914

Liabilities and Stockholders’ Equity
Liabilities:
Accounts payable and accrued liabilities	$45,450	$25,884	$5,861	(F)	$77,195
Income tax payable	3,080	426	—		3,506
Deferred tax liabilities, net	8,236	65,422	24,174	(G)	97,832
Debt	706,036	182,911	148,834	(H)	1,037,781
Other liabilities	2,722	38	—		2,760

Total liabilities	765,524	274,681	178,869		1,219,074

Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock	—	—	—		—
Common Stock	232	334	(317	)(I),(J)	249
Additional paid-in capital	88,029	110,191	(60,208	)(I),(J)	138,012
Accumulated earnings	319,329	40,080	(48,056	)(F),(J)	311,353
Accumulated other comprehensive loss	(1,774)	(548)	548	(J)	(1,774)

Total stockholders’ equity	405,816	150,057	(108,033)		447,840

Total liabilities and stockholders’ equity	$1,171,340	$424,738	$70,836		$1,666,914

Encore Capital Group, Inc.

Pro Forma Condensed Combined Statement of Earnings

(Dollars in Thousands, Except Per Share Amounts)

(Unaudited)

	Year Ended December 31, 2012
	Historical		Pro Forma Adjustments		Pro Forma
	Encore	AACC
Revenues
Revenue from receivable portfolios, net	$545,412	$226,057	$(14,054	)(K)	$757,415
Servicing fees and other related revenue	—	884	—		884
Tax lien transfer
Interest income	13,882	—	—		13,882
Interest expense	(3,422)	—	—		(3,422)

Net interest income	10,460	—	—		10,460

Total revenues	555,872	226,941	(14,054)		768,759

Operating expenses
Salaries and employee benefits	101,084	59,501	—		160,585
Cost of legal collections	168,703	53,799	(12,585	)(L)	209,917
Other operating expenses	48,939	18,353	—		67,292
Collection agency commissions	15,332	32,522	—		47,854
General and administrative expenses	61,798	22,626	(234	)(M)	84,190
Depreciation and amortization	5,840	4,788	—		10,628

Total operating expenses	401,696	191,589	(12,819)		580,466

Income from operations	154,176	35,352	(1,235)		188,293

Other (expense) income
Interest expense	(25,564)	(20,740)	6,488	(N)	(39,816)
Other income (expense)	1,713	(550)	—		1,163

Total other expenses	(23,851)	(21,290)	6,488		(38,653)

Income from continuing operations before income taxes	130,325	14,062	5,253		149,640
Provision for income taxes	(51,754)	(3,145)	(2,085	)(O)	(56,984)

Income from continuing operations	$78,571	$10,917	$3,168		$92,656

Weighted average shares outstanding:
Basic	24,855		1,663	(P)	26,518
Diluted	25,836		1,663	(P)	27,499
Income from continuing operations per share:
Basic	$3.16				$3.49
Diluted	$3.04				$3.37

Encore Capital Group, Inc.

Notes to Pro Forma Condensed Combined Financial Information (Unaudited)

1. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information presents the pro forma results of operations and financial condition of Encore and AACC on a combined basis based on the historical financial information of each company and after giving effect to the merger. The acquisition will be recorded using the acquisition method of accounting.

The unaudited pro forma condensed combined statement of financial condition as of December 31, 2012, combines the historical consolidated statements of financial condition of Encore and AACC, giving effect to the merger as if it had been completed on December 31, 2012. The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2012 combines the historical results for Encore for the twelve months ended December 31, 2012 and the historical results for AACC for the twelve months ended December 31, 2012, as if the merger had occurred on January 1, 2012. Reclassifications have been made to AACC’s consolidated statement of operations for the year ended December 31, 2012 to conform to Encore’s financial statement presentations.

The purchase price adjustments reflected in the pro forma information included herein are based on preliminary assumptions, and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements. The final purchase price allocation, which will be based in part, on a detailed valuation study which has not yet been completed, may result in material adjustments to the pro forma condensed combined financial information presented. Encore expects to complete the final purchase price allocation no later than twelve months following the closing date of the merger.

2. Pro Forma Adjustments

(A) To reflect the following cash transactions (in thousands, except per share amount):

Proceeds:
Estimated borrowings under Encore’s existing credit facility	$331,745
Estimated issuance of Encore stock	50,000
Uses:
Estimated purchase price for equity of AACC (31,401 shares at $6.50 per share)	(204,108)
Pay-off of AACC debt	(191,650)
Estimated financing costs	(3,838)

Net pro forma cash adjustment	$(17,851)

(B) Represents the increase in investment in receivable portfolios to reflect the estimated fair value of AACC’s investment in receivable portfolios. Encore computed the fair value of AACC’s investment in receivable portfolios by discounting the estimated future cash flows, generated by Encore’s proprietary forecasting models, using an estimated market participant discount rate. This amount is an estimate that will be updated when a formal independent valuation is completed within the first year after the merger.

(C) Encore capitalizes deferred court costs and provides a reserve for those costs that it believes will ultimately be uncollectible. Encore determines the reserve based on its analysis of court costs that have been advanced and those that have been recovered. AACC expenses court costs as they are advanced and records them as revenue upon recovery. This proforma adjustment represents an increase in capitalized court costs to align AACC’s accounting treatment with that of Encore.

(D) Represents the write-off of AACC’s capitalized loan fees of $4.5 million net of the capitalization of Encore’s loan fees incurred to finance the acquisition of $3.8 million.

(E) Represents $30.0 million of estimated goodwill resulting from the excess of purchase price over the fair value of assets acquired net of liabilities assumed, net of the reversal of $14.3 million of goodwill included in AACC’s historical financial statements.

The following table reflects the preliminary allocation of the total purchase price of AACC to the assets acquired and the liabilities assumed based on the preliminary estimates of fair value. The final purchase price allocation, which will be based in part on a detailed valuation study which has not yet been completed, may result in material adjustments. Encore expects to complete the final purchase price allocation no later than twelve months following the closing date of the merger. (in thousands):

Estimated purchase price	$381,745
Less fair value of:
Tangible assets acquired	(465,507)
Plus fair value of:
Liabilities assumed	113,829

Goodwill	$30,067

(F) Represents a net increase in accrued liabilities for expected transaction costs of $8.0 million, offset by a reduction of $2.1 million to reflect the estimated fair value of liabilities assumed.

(G) Represents an adjustment to deferred income tax liabilities related to purchase price allocated to the investment in receivable portfolios which is not deductible for income tax purposes. The amount allocated is preliminary and subject to adjustment pending the final purchase price allocation.

(H) Represents additional borrowings anticipated to be incurred by Encore to finance the merger. Encore estimates it will borrow $331.7 million under its existing credit facility which includes amounts to be borrowed under its accordion feature. Also reflects the elimination of AACC’s debt of $182.9 million, net of debt discount of $8.7 million that will be paid off in conjunction with the completion of the merger. Encore is currently in the final stages of negotiating an amendment to its existing credit facility that, if amended, will result in an increased credit limit sufficient to fund the merger. This amendment would also amend the borrowing base calculation, certain restrictions and covenants, and acquisition limits that will, if amended, allow for the merger.

(I) Represents the issuance of $50.0 million of Encore common stock using the stated exchange price of $30.07 per share, as a portion of the aggregate merger consideration for the purchase of AACC.

(J) Represents the elimination of AACC’s stockholders’ equity accounts.

(K) Encore capitalizes deferred court costs and provides a reserve for those costs that it believes will ultimately be uncollectible. Encore determines the reserve based on its analysis of court costs that have been advanced and those that have been recovered. AACC expenses court costs as they are advanced and records them as revenue upon recovery. This proforma adjustment represents the reduction in revenue for court cost recoveries included in AACC’s revenue in order to align AACC’s accounting treatment with that of Encore.

(L) Encore capitalizes deferred court costs and provides a reserve for those costs that it believes will ultimately be uncollectible. Encore determines the reserve based on its analysis of court costs that have been advanced and those that have been recovered. AACC expenses court costs as they are advanced and records them as revenue upon recovery. This proforma adjustment represents a reduction in court cost expense related to capitalizing court costs related to AACC’s court cost investment to align AACC’s accounting treatment with that of Encore.

(M) Represents the elimination of non-recurring deal related expenses incurred by AACC.

(N) Represents the reduction in net interest expense related to interest and amortization of capitalized loan fees on debt to be incurred by Encore to finance the acquisition, offset by the elimination of AACC’s existing interest expense, amortization of original issue discount and amortization of capitalized loan fees.

(O) Represents the provision for income taxes associated with the pro forma adjustments computed based upon an estimated combined federal and state statutory rate of 39.7% for the year ended December 31, 2012.

(P) Represents the issuance of 1,663,000 shares of Encore common stock using the stated exchange price of $30.07 per share to finance up to 25% of the aggregate merger consideration (assumed to be $50.0 million).

3. Changes to Pro Forma Adjustments Assuming No Equity is Issued in the Merger

The accompanying unaudited pro forma condensed combined financial information was presented assuming $50.0 million of Encore common stock was issued as part of the merger consideration. In the event that stockholders’ of AACC do not elect to receive Encore stock and elect to receive 100% of the merger consideration in cash, the unaudited pro forma condensed combined statement of financial condition and the unaudited pro forma condensed combined statement of earnings would be changed as follows:

	As of and For the Year Ended December 31, 2012
	Pro Forma	Adjustments	RevisedPro Forma
Condensed combined statement of financial condition
Debt	$1,037,781	$50,000	$1,087,781
Total liabilities	$1,219,074	$50,000	$1,269,074
Common stock	$249	$(17)	$232
Additional paid-in capital	$138,012	$(49,983)	$88,029
Total stockholders’ equity	$447,840	$(50,000)	$397,840
Condensed combined statement of earnings
Income from continuing operations	$92,656	$(1,312)	$91,344
Weighted average shares outstanding:
Basic	26,518	(1,663)	24,855
Diluted	27,499	(1,663)	25,836
Income from continuing operations per share:
Basic	$3.49	$0.19	$3.68
Diluted	$3.37	$0.17	$3.54

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

Material U.S. Federal Income Tax Consequences

The following discussion is a general summary of the material U.S. federal income tax consequences of the exchange of the merger consideration for AACC common stock and the ownership and disposition of Encore common stock received in the merger to U.S. holders and non-U.S. holders (in each case, as defined below). The following discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation. This discussion does not address any non-income or other taxes or any foreign, state or local tax consequences of the merger.

AACC urges you to consult your own tax advisor as to the specific tax consequences to you of the merger and the ownership and disposition of Encore common stock received in the merger, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of AACC common stock in light of that holder’s particular circumstances and does not address holders subject to special rules (such as controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, financial institutions, brokers or dealers in securities, insurance companies, persons subject to the alternative minimum tax, regulated investment companies, real estate investment trusts, persons who hold AACC common stock as part of a hedging or conversion transaction or as part of a short-sale, straddle or other integrated investment, certain former citizens or residents of the United States, entities subject to the U.S. anti-inversion rules, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such pass-through entities) or persons who acquired AACC common stock pursuant to the exercise of options or otherwise as compensation). This discussion is based on the U.S. Internal Revenue Code (the “Code”), applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. This discussion applies only to a holder that holds its AACC common stock and Encore common stock received in the merger as a “capital asset” (generally, an asset held for investment).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of AACC common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of AACC common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds AACC common stock or Encore common stock received in the merger, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding AACC common stock, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the merger and the ownership and disposition of Encore common stock received in the merger to them.

Tax Consequences to U.S. Holders

Exchange of Merger Consideration for AACC Common Stock

A U.S. holder’s receipt of the merger consideration in exchange for AACC common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sum of (a) the amount of cash received by such holder in the merger and (b) the fair market value, at the effective time of the merger, of the shares of Encore common stock received by such holder in the merger, and (2) such holder’s tax basis in shares of AACC common stock owned by such holder immediately prior to the effective time of the merger.

Any such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period in the shares of AACC common stock immediately prior to the effective time of the merger is more than one year. The amount and character of gain or loss must be calculated separately for each identifiable block of shares (generally, shares purchased at the same time in the same transaction) of AACC common stock surrendered. For U.S. holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of capital losses is subject to certain limitations. Each U.S. holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the merger.

The U.S. holder’s tax basis in shares of Encore common stock received in the merger will equal the fair market value of such shares at the effective time of the merger and the holding period for such shares will begin on the date immediately following the effective time of the merger.

Consequences of Holding Encore Common Stock

Distributions. Distributions to U.S. holders on Encore common stock received in the merger that are paid out of Encore’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be treated as dividends for U.S. federal income tax purposes. Such dividends received by individual U.S. holders generally should qualify for reduced tax rates so long as certain holding period requirements are met. Dividends paid on Encore common stock will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Any distribution not constituting a dividend will be treated first as a non-taxable return of capital up to the U.S. holder’s tax basis in the shares of Encore common stock and, to the extent it exceeds such tax basis, as gain from the sale or exchange of such shares.

Gain on Sale or Other Taxable Disposition of Encore Common Stock. Upon the sale or other taxable disposition of shares of Encore common stock received in the merger, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such sale or other taxable disposition and the U.S. holder’s tax basis in such shares. Any such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in such shares is more than one year. For U.S. holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Notwithstanding the above, if Encore redeems a U.S. holder’s Encore common stock, such redemption may be treated as a distribution, and therefore as a dividend to the extent of Encore’s earnings and profits (as described above), rather than as a sale or taxable disposition. Broadly, whether a redemption will be treated as a distribution rather than as a sale will depend on the U.S. holder’s remaining actual or constructive interest, if any, in Encore after the redemption for purposes of Section 302(b) of the Code. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal income tax and other tax consequences of a sale, redemption, or other taxable disposition of Encore common stock received in the merger.

Medicare Contribution Tax. Certain U.S. holders who are individuals, estates or trusts are required to pay a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include dividend income and net gains from the disposition of stock. Each U.S. holder is urged to consult its tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of the merger and the Encore common stock received in the merger.

Information Reporting and Backup Withholding

In general, payments received in connection with the exchange of AACC common stock in the merger and payments of dividends on, and proceeds of a disposition of, shares of Encore common stock received in the merger will be reported to the Internal Revenue Service (“IRS”) unless the holder is an exempt recipient (such as a corporation). Backup withholding, at a rate of 28%, may apply with respect to payments received in connection with the exchange of AACC common stock in the merger and to payments of dividends on, and proceeds of a disposition of, shares of Encore common stock received in the merger unless the U.S. holder receiving such a payment (1) is an exempt recipient or (2) provides a certificate (generally on an IRS Form W-9) containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is a U.S. person and is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

Exchange of Merger Consideration for AACC Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on any gain realized upon the exchange of merger consideration for AACC common stock in the merger unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of the merger and certain other conditions are met; or

•

AACC is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code at any time within the shorter of the five-year period preceding the merger or such non-U.S. holder’s holding period of its AACC common stock. AACC does not believe it is or has been a U.S. real property holding corporation during the preceding five years.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax at regular rates in the same manner as if the non-U.S. holder were a U.S. holder. If the non-U.S. holder is a foreign corporation, a 30% branch profits tax also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the taxable year that includes the effective time of the merger will be subject to a flat 30% tax on the gain derived from the exchange of merger consideration for AACC common stock, which may be offset by U.S. source capital losses. With respect to the third bullet point above, if AACC is or has been a U.S. real property holding corporation within the meaning of Section 897 of the Code, gains may be treated as effectively connected with a trade or business in the United States subject to U.S. federal income tax as described above.

Consequences of Holding Encore Common Stock

Distributions. In general, distributions to a non-U.S. holder with respect to shares of Encore common stock received in the merger that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A non-U.S. holder generally can meet this certification requirement by providing a properly executed IRS Form W-8BEN (or any successor form) to the applicable withholding agent. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of Encore’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as a non-taxable return of capital up to the non-U.S. holder’s tax basis in the shares of Encore common stock and, to the extent it exceeds such tax basis, as gain from the sale or exchange of such shares as described below.

Dividends paid to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. A non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI in order to claim this exemption from withholding. Although not subject to withholding tax, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a U.S. holder. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale or Other Taxable Disposition of Encore Common Stock. In general, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of shares of Encore common stock received in the merger unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

Encore is or has been a “U.S. real property holding corporation” within the meaning of Section 897 of the Code at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of its Encore common stock. Encore does not believe it is or has been a U.S. real property holding corporation during the preceding five years and, although there can be no assurance, does not anticipate becoming one in the future.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, at regular rates in the same manner as if the non-U.S. holder were a U.S. holder. If the non-U.S. holder is a foreign corporation, a 30% branch profits tax also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other taxable disposition of Encore common stock will be subject to a flat 30% tax on the gain derived from such sale or other taxable disposition, which may be offset by U.S. source capital losses. With respect to the third bullet point above, even if Encore becomes a U.S. real property holding corporation within the meaning of Section 897 of the Code, as long as Encore common stock is regularly traded on an established securities market, any gain from the sale or other taxable disposition of Encore common stock will not be subject to U.S. federal income and withholding tax unless a non-U.S. holder owns more than 5% of all outstanding Encore common stock at any time within the time period described above.

Notwithstanding the above, if Encore redeems a non-U.S. holder’s Encore common stock, such redemption may be treated as a distribution, and therefore as a dividend to the extent of Encore’s earnings and profits (as described above), rather than as a sale or taxable disposition. Broadly, whether a redemption will be treated as a distribution rather than as a sale will depend on the non-U.S. holder’s remaining actual or constructive interest, if any, in Encore after the redemption for purposes of Section 302(b) of the Code. Each non-U.S. holder is urged to consult its tax advisor regarding the U.S. federal income tax and other tax consequences of a sale, redemption, or other disposition of Encore common stock received in the merger.

FATCA Legislation

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) generally impose a withholding tax of 30% on payments of dividends on, and gross proceeds from the disposition of, Encore common stock made to (1) a foreign financial institution (which is broadly defined for this purpose and generally includes an investment vehicle), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (2) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. The IRS has since released regulations indicating that it will not apply this new withholding tax to (1) dividends on U.S. common stock paid on or before December 31, 2013 or (2) the gross proceeds of a disposition of U.S. common stock paid on or before December 31, 2016. Each non-U.S. holder should consult its tax advisors regarding the implications of Sections 1471 through 1474 of the Code on the Encore common stock received by the non-U.S. holder in the merger.

Information Reporting and Backup Withholding

The amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder must be reported annually to the IRS and to each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

If a non-U.S. holder certifies its non-U.S. status (usually satisfied by complying with the certification requirements described above in “—Distributions”) or otherwise establishes an exemption, the non-U.S. holder will not be subject to backup withholding with respect to the receipt of the merger consideration in exchange for AACC common stock and dividend payments on, and proceeds from the disposition of, shares of Encore common stock received in the merger, unless the applicable withholding agent knows or has reason to know that the holder is a U.S. person. Additional rules relating to information reporting requirements and backup withholding with respect to the payments of proceeds from the exchange of AACC common stock in the merger and the sale or other disposition of shares of Encore common stock are as follows:

•

if the proceeds are paid to or through the U.S. office of a broker, a non-U.S. holder generally will be subject to backup withholding and information reporting unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption;

•

if the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or that has certain specified U.S. connections, a non-U.S. holder generally will be subject to information reporting (but generally not backup withholding) unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption; and

•

if the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and does not have any of the specified U.S. connections, a non-U.S. holder generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders of AACC common stock. AACC stockholders should consult their own tax advisors as to the particular tax consequences to them of the merger and the ownership and disposition of Encore common stock received in the merger under any federal, state, local, foreign or other tax laws.

AACC PROPOSAL NO. 2 – ADVISORY VOTE REGARDING GOLDEN PARACHUTE COMPENSATION

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act, AACC is providing its stockholders with the opportunity to cast a non-binding advisory vote on the golden parachute compensation that may become payable to its named executive officers in connection with the completion of the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation Table and the footnotes to that table contained in the section captioned “AACC Proposal No. 1 – The Merger—AACC’s Directors and Officers Have Financial Interests in the Merger” beginning on page 70 of this proxy statement/prospectus.

Your vote is requested. AACC believes that the information regarding golden parachute compensation that may become payable to its named executive officers in connection with the completion of the merger is reasonable and demonstrates that AACC’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment with the long-term interests of AACC’s stockholders. This vote is not intended to address any specific item of compensation, but rather the overall golden parachute compensation that may become payable to AACC’s named executive officers in connection with the completion of the merger. In addition, this vote is separate and independent from the vote of stockholders to approve the completion of the merger. AACC asks that its stockholders vote “FOR” the following resolution:

“RESOLVED, that the golden parachute compensation, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation Table and the footnotes to that table contained in the section captioned “AACC Proposal No. 1 – The Merger—AACC’s Directors and Officers Have Financial Interests in the Merger” (beginning on page 70 of the proxy statement/prospectus mailed to AACC stockholders on or about May 7, 2013), is hereby APPROVED.”

This vote is advisory, and therefore, it will not be binding on AACC, nor will it overrule any prior decision or require AACC’s Board of Directors (or any committee thereof) to take any action. However, AACC’s Board of Directors values the opinions of AACC’s stockholders, and to the extent that there is any significant vote against the named executive officer compensation as disclosed in this proxy statement/prospectus, AACC’s Board of Directors will consider AACC stockholders’ concerns and will evaluate whether any actions are necessary to address those concerns. AACC’s Board of Directors will consider the affirmative vote “FOR” the foregoing resolution by a majority of the shares of AACC common stock present (in person or by proxy) and entitled to vote for such proposal as advisory approval of the compensation that may become payable to AACC’s named executive officers in connection with the completion of the merger. Broker non-votes (and other failures to vote) will have no effect on the outcome of the advisory vote regarding “golden parachute” compensation, but abstentions will have the same effect as a vote “AGAINST” the foregoing resolution.

AACC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE RESOLUTION SET FORTH ABOVE.

AACC PROPOSAL NO. 3 – ADJOURNMENT OF THE SPECIAL MEETING

AACC stockholders are being asked to approve a proposal that will give AACC authority to adjourn the special meeting for the purpose of soliciting additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement. If this adjournment proposal is approved, the special meeting could be adjourned to any date. If the special meeting is adjourned, AACC stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your shares will be voted “FOR” the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of holders of a majority of the shares of AACC’s common stock present at the special meeting, in person or by proxy, and entitled to vote is required to approve any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement. Broker non-votes (and other failures to vote) will have no effect on the outcome of such proposal, but abstentions will have the same effect as a vote “AGAINST” such proposal.

THE AACC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO ADOPT THE MERGER AGREEMENT AT THE TIME OF THE SPECIAL MEETING.

INFORMATION ABOUT THE COMPANIES

Encore Capital Group, Inc.

Encore is a leading provider of debt management and recovery solutions for consumers and property owners across a broad range of assets. Through its subsidiaries, Encore purchases portfolios of consumer receivables from major banks, credit unions, and utility providers, and partners with individuals as they repay their obligations and work toward financial recovery. Through its Propel Financial Services, LLC subsidiary, Encore assists property owners who are delinquent on their property taxes by structuring affordable monthly payment plans. Headquartered in San Diego, Encore is a publicly traded NASDAQ company (ticker symbol: ECPG) and a component stock of the Russell 2000, the S&P SmallCap 600, and the Wilshire 4500.

Additional information about Encore and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 123.

Asset Acceptance Capital Corp.

AACC is a leading purchaser and collector of charged-off consumer debt. AACC helps creditors liquidate delinquent consumer receivables and assist consumers in resolving their financial challenges. In this way, AACC returns value to our credit driven economy.

For 50 years, AACC has provided credit originators, such as credit card issuers, consumer finance companies, retail merchants, utilities and others an efficient alternative in recovering defaulted consumer debt. AACC has approximately 900 associates across three offices in three states. Additional information about AACC and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 123.

Merger Sub

Pinnacle Sub, Inc., a Delaware corporation, is a wholly owned subsidiary of Encore. Merger Sub was formed by Encore solely to complete the merger. Merger Sub has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. In the merger, Merger Sub will merge with and into AACC, and Merger Sub will cease to exist.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Encore	AACC
AUTHORIZED AND OUTSTANDING CAPITAL STOCK

Authorized Shares: 50,000,000 common shares, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.	Authorized Shares. 100,000,000 common shares, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Outstanding Shares: As of March 5, 2013, there were 23,447, 313 shares of Encore common stock issued and outstanding and no issued and outstanding shares of preferred stock.	Outstanding Shares: As of March 5, 2013, there were 30,782,076 shares of AACC common stock issued and outstanding and no issued and outstanding shares of preferred stock.

BUSINESS COMBINATIONS

Encore’s restated certificate of incorporation does not require a supermajority vote of stockholders for any business combination. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. Encore has opted out of Section 203 in its restated certificate of incorporation and is therefore not governed by the terms of this provision of the DGCL.

Encore’s restated certificate of incorporation prohibits Encore from engaging in any business combination with any interested stockholder unless: (1) prior to the time that such stockholder became an interested stockholder, the board of directors of Encore approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Encore outstanding at the time the transaction commenced, excluding certain shares owned by directors, officers or employee stock plans; or (3) at or subsequent to the time that such stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restriction on business combinations is not implicated in this merger because AACC is not an interested stockholder.

AACC’s restated certificate of incorporation does not require a supermajority vote of stockholders for any business combination. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. AACC has not opted out of Section 203 in its restated certificate of incorporation and is therefore governed by the terms of this provision of the DGCL.

Encore	AACC
AMENDMENT TO THE CERTIFICATE OF INCORPORATION

Encore’s restated certificate of incorporation provides that Encore reserves the right to amend the certificate of incorporation in the manner prescribed by statute. Under the DGCL, a charter amendment requires a board resolution advising the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the charter requires a greater proportion for approval. The Encore charter does not require any greater proportion for approval.	AACC’s restated certificate of incorporation provides that AACC reserves the right to amend the certificate of incorporation in the manner prescribed in the certificate of incorporation, the amended and restated bylaws or by statute. Under the certificate of incorporation, the affirmative vote of the holders of at least 75% of the voting power of the shares of AACC common stock entitled to vote at an election of directors shall be required to amend, alter, change or repeal, or to adopt any provision as part of the certificate of incorporation inconsistent with the purpose and intent of, Articles FIFTH (Directors), SIXTH (Stockholder Action), SEVENTH (Directors’ Liability) and EIGHTH (Indemnification) or NINTH (Amendments). However, if AACC’s Board of Directors recommends to stockholders any such amendment, modification or repeal to any part or all of the provisions of Articles FIFTH, SIXTH, SEVENTH, EIGHTH or NINTH, the stockholders holding a majority of the outstanding shares of stock of the AACC entitled to vote in elections of directors, considered as a single class, may amend, modify or repeal any or all such provisions.

AMENDMENT TO THE BYLAWS

Encore’s Board of Directors is expressly authorized to amend or repeal the bylaws or to adopt new bylaws unless the DGCL reserves any particular exercise of this power exclusively to the stockholders in whole or in part; provided, that any amendment of the bylaws that revises the requirement in Section 4.02 and/or Section 4.12 of the bylaws for an affirmative vote of at least two-thirds of Encore’s directors then in office shall require the affirmative vote of at least two-thirds of the directors then in office. Encore’s stockholders may amend or repeal the bylaws by the affirmative vote of the holders of at least two-thirds of the issued and outstanding capital stock of Encore entitled to vote thereon, even though the bylaws may also be amended or repealed by its board of directors.	AACC’s Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws by the affirmative vote of at least a majority of the entire board of directors. AACC’s bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares of AACC common stock entitled to vote at an election of directors. Any proposed alteration, amendment or repeal of, or the adoption of any bylaw inconsistent with, Section 2.13 (Stockholder Proposals), Section 3.03 (Nomination, Classification, Election, Term, Removal, Vacancies, Resignation and Newly Created Directorships), or Articles IX (Indemnification) and XI (Amendments) of AACC’s bylaws by the stockholders shall require the affirmative vote of at least 75% of the voting power of the shares of AACC common stock entitled to vote at an election of directors. However, in the event the board of directors recommends that stockholders adopt of any such amendment, modification or repeal of any part or all of the provisions of Section 2.13, Section 3.03, or Articles IX and XI, the stockholders of record holding a

Encore	AACC
majority of the outstanding shares of stock of AACC entitled to vote in elections of directors, may amend, modify or repeal any or all such provisions.

SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of stockholders, for any purpose or purposes, may be called by the chairman of the board (or in his or her absence, the vice chairman) or the chief executive officer, and shall be called by the chief executive officer or the secretary upon a written request signed by at least three members of the board of directors, or of the holders of at least a majority of the issued and outstanding shares of capital stock entitled to vote thereat. Any such written request by stockholders shall state the purpose or purposes of the proposed meeting, and business to be transacted at any such meeting shall be confined to the purposes stated in the notice thereof and to such additional matters as the chairman of the meeting may rule to be germane to such purposes.	Except as otherwise required by law and subject to the rights of any series of AACC preferred stock, special meetings of the stockholders may be called by the chairman of the board or directors, the president or the majority of the board of directors. At any special meeting, only such business may be transacted as is related to the purpose or purposes set forth in the notice of such meeting and only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Under the Encore bylaws, for proposals properly brought before an annual meeting of stockholders by a stockholder, timely notice must be given. In general, to be considered timely, a stockholder’s notice must be delivered to the secretary at Encore’s principal executive offices not earlier than 120 days and not later than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Under the Encore bylaws, for nominations of directors properly made by a stockholder, timely notice must be given. In general, to be considered timely, a stockholder’s notice must be delivered to the secretary at Encore’s principal executive offices not earlier than 120 days and not later than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, or 7 days after notice of the meeting is mailed to stockholders if a special meeting.

Under the AACC bylaws, for proposals properly brought before an annual meeting of stockholders by a stockholder, timely notice must be given. In general, to be considered timely, a stockholder’s notice must be delivered to AACC’s principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made.

Under the AACC bylaws, for nominations of directors properly made by a stockholder, timely notice must be given. In general, to be considered timely, a stockholder’s notice must be delivered to AACC’s principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting.

Encore	AACC
STOCKHOLDER ACTION BY WRITTEN CONSENTS

Under the Encore bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Under the AACC restated certificate of incorporation, any action required or permitted to be taken by stockholders pursuant to the certificate of incorporation or under applicable law may be effected only at a duly called annual or special meeting and with a vote thereat, and may not be effected by consent in writing.

BOARD OF DIRECTORS Number of Directors

The authorized number of directors shall be not less than one nor more than twelve. Currently, there are eight directors.	The number of directors shall be fixed from time to time by the affirmative vote of a majority of the entire board. Currently, there are nine directors.

Classification

The Encore board of directors is not divided into classes. Each director holds office until such director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.	The AACC Board of Directors is divided into three classes, designated Class I, Class II and Class III. Each class consists of one-third of the total number of directors constituting the entire Board of Directors. The initial division of the Board of Directors into classes was made by a vote of the Board of Directors. At each succeeding annual meeting of AACC stockholders, successors to the class of directors whose term expires at such meeting are elected for a three-year term and each holds office until their successors are elected and shall qualify, or until their earlier resignation or removal. If the number of directors is changed, any increase or decrease in the number of directors shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as equal as possible. The Board of Directors shall decide which class shall contain an unequal number of directors. Any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

Removal

Under the Encore bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of two-thirds of the shares entitled to vote at an election of directors.	Under the AACC restated certificate of incorporation, any director may be removed only for cause, by the holders of a majority of the outstanding shares of all classes of capital stock entitled to vote in the election of directors, considered for this purpose one class.

Encore	AACC
Vacancies

Under the Encore bylaws, any vacancy or newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Under the AACC restated certificate of incorporation and subject to the rights of holders of any series of preferred stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors, death, resignation, retirement disqualification, removal from office or any other cause, may be filled by a majority of the board then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office for a term expiring at the next annual meeting at which the term of the class to which he or she has been elected expires.

Special Meetings of the Board

Under the Encore bylaws, special meetings of the board of directors may be held whenever and wherever called for by the chairman of the board, the vice chairman of the board, the chief executive officer, or the number of directors that would be required to constitute a quorum.	Under the AACC bylaws, special meetings of the board of directors may be called by the chairman of the board or the president on three days’ notice to each director, either personally or by mail or by facsimile or electronic communication. Special meetings may also be called on the written request of two or more directors unless the board of directors consists of only one director; in which case special meetings shall be called by the chairman of the board, president or secretary in like manner and on like notice on the written request of the sole director.

Director Liability and Indemnification

Under the Encore restated certificate of incorporation, Encore shall, to the fullest extent authorized by the DGCL, indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of Encore, or is or was serving at the request of Encore as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan against expenses, liabilities and losses reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that except as provided in the bylaws with respect to proceedings to enforce rights to indemnification, Encore shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding or part thereof was authorized in advance by the board of directors.	Under the AACC restated certificate of incorporation, AACC shall, to the maximum extent and in the manner permitted by the DGCL, indemnify any person against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of AACC. For purposes of the indemnification provisions, a “director” or “officer” of AACC shall mean any person (i) who is or was a director or officer of AACC, (ii) who is or was serving at the request of AACC as a director or officer of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation or limited liability company which was a predecessor of AACC or of another enterprise at the request of such predecessor.

Encore	AACC

The right to indemnification includes the right to be paid by Encore the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Encore of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such indemnitee is not entitled to be indemnified for such expenses.

If a claim for indemnification is not paid in full by Encore within 60 days after a written claim has been received by Encore, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against Encore to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by Encore to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit.

The rights to indemnification and advancement of expenses conferred in the bylaws are not exclusive of any other rights which any person may have or hereafter acquire under any statute, Encore’s certificate of incorporation, as it may be amended or restated from time-to-time, any agreement, vote of stockholders or disinterested directors, or otherwise. No amendment or repeal of article nine of the bylaws shall apply to or have any effect on any right to indemnification provided under the bylaws with respect to any acts or omissions occurring prior to such amendment or repeal.

Encore has the power to purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Encore or another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan) against any expense, liability or loss, whether or not Encore would have the power to indemnify such person against such expense, liability or loss under the DGCL. Encore may also create a trust fund, grant a security interest and/or use other means (including, but not limited to

AACC shall be required to indemnify a director or officer in connection with an action, suit, or proceeding (or part thereof) initiated by such director or officer only if the initiation of such action, suit, or proceeding (or part thereof) by the director or officer was authorized by the board.

To the extent that a present or former director or officer of AACC has been successful on the merits or otherwise in defense of any action, suit, or proceeding or in defense of any claim, issue or matter therein, such officer or director shall be indemnified by AACC against expenses (including attorneys’ fees) actually and reasonably incurred by such officer or director.

AACC shall pay the expenses (including attorneys’ fees) incurred by a director or officer of AACC entitled to indemnification under this amended and restated certificate of incorporation in defending any action, suit or proceeding in advance of its final disposition. However, any such payment of expenses incurred by a director or officer of AACC in advance of the final disposition of such action, suit or proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should ultimately be determined that the director or officer is not entitled to be indemnified.

The rights conferred on any person by charter Article Eighth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of AACC’s amended and restated bylaws, agreement, vote of the stockholders or disinterested directors or otherwise. Any repeal or modification of the foregoing provisions of Article Eighth or any provision of the DGCL shall not adversely affect any right or protection of this amended and restated certificate of incorporation of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

AACC shall have the power, to the maximum extent and in the manner permitted by the DGCL as the same now exists or may hereafter be amended, to indemnify any person (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or

Encore	AACC
letters of credit, surety bonds and/or similar arrangements), as well as enter into contracts providing indemnification to the full extent authorized or permitted by law or under the bylaws, to ensure the payment of such amounts as may become necessary to effect indemnification as provided in the bylaws, or elsewhere.	proceeding, in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was an employee or agent of AACC. AACC’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Encore and AACC common stock are listed on NASDAQ. The following table sets forth the intraday high and low sales prices of shares of Encore common stock and AACC common stock as reported on NASDAQ, and the quarterly cash dividends declared per share for the periods indicated.

	Encore Common Stock			AACC Common Stock
	High ($)	Low ($)	Dividend	High ($)	Low ($)	Dividend
2011
First Quarter	27.67	21.65	—	7.21	5.26	—
Second Quarter	33.16	23.85	—	5.97	3.13	—
Third Quarter	31.78	18.96	—	5.46	3.26	—
Fourth Quarter	28.50	19.40	—	4.32	2.80	—
2012
First Quarter	24.91	20.87	—	5.04	3.98	—
Second Quarter	29.64	21.42	—	6.90	4.70	—
Third Quarter	30.91	27.01	—	8.16	5.35	—
Fourth Quarter	30.72	24.34	—	8.00	3.97	—
2013
First Quarter	33.07	27.88	—	7.00	4.50	—

On March 5, 2013, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Encore common stock as reported on NASDAQ were $30.30 and $29.68, respectively. On May 3, 2013, the last full trading day before the date of this document, the high and low sale prices of shares of Encore common stock as reported on NASDAQ were $29.89 and $29.39, respectively.

On March 1, 2013, the last full trading day before the public announcement (made before the open of business on March 4, 2013) that AACC was rescheduling its 2012 fourth quarter and year-end earnings release and conference call, the high and low sales prices of shares of AACC common stock as reported on NASDAQ were $5.22 and $5.01, respectively. On March 5, 2013, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of AACC common stock as reported on NASDAQ were $5.76 and $5.57, respectively. On May 3, 2013, the last full trading day before the date of this document, the high and low sale prices of shares of AACC common stock as reported on NASDAQ were $6.52 and $6.47, respectively.

Encore stockholders and AACC stockholders are advised to obtain current market quotations for Encore common stock and AACC common stock. The market price of Encore common stock and AACC common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of Encore common stock or AACC common stock before or after the effective date of the merger.

LEGAL MATTERS

The validity of the Encore common stock to be issued in connection with the merger will be passed upon for Encore by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of Encore as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 incorporated by reference in this prospectus and in the registration statement have been audited by BDO USA, LLP, an independent registered public accounting firm, and are incorporated herein by reference in reliance upon such reports given on the authority of said firm as experts in auditing and accounting.

AACC’s audited consolidated financial statements and management’s assessment of the effectiveness on internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

AACC 2013 ANNUAL MEETING STOCKHOLDER PROPOSALS

If the transaction is completed, AACC will cease to be a public company before its 2013 annual meeting of stockholders. AACC will hold a 2013 annual meeting of stockholders only if the merger is not completed as contemplated by the merger agreement. If it is determined that the merger will not be completed as contemplated by the merger agreement, AACC will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting stockholder proposals for such meeting and to have stockholder proposals included in AACC’s proxy statement.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement is being delivered to multiple stockholders of AACC sharing an address unless AACC has previously received contrary instructions from one or more of such stockholders. On written or oral request to the Secretary of AACC at 28405 Van Dyke Avenue, Warren, Michigan 48093, (586) 939-9600, AACC will deliver promptly a separate copy of this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of AACC’s proxy statements and annual reports should provide written or oral notice to the Secretary of AACC at the address and telephone number set forth above.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Encore’s Restated Certificate of Incorporation provides for indemnification for current and former directors, officers, employees, or agents serving at the request of the corporation to the fullest extent permitted by Delaware law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

Encore has filed with the SEC a registration statement under the Securities Act that registers the distribution to AACC stockholders of the shares of Encore common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Encore and Encore common stock. The rules and regulations of the SEC allow Encore to omit certain information included in the registration statement from this document.

Encore and AACC file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Encore and AACC, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Encore with the SEC are also available at Encore internet website. The address of the site is www.encorecapital.com. The reports and other information filed by AACC with the SEC are also available at AACC’s internet website. The address of the site is www.assetacceptance.com. We have included the web addresses of the SEC, Encore, and AACC as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows Encore and AACC to incorporate by reference information in this proxy statement/prospectus. This means that Encore and AACC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that we file with the SEC will update and supersede that information. Statements contained in this proxy statement/prospectus, or in any document incorporated by reference in this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.

This document incorporates by reference the documents listed below that Encore and AACC previously filed with the SEC. They contain important information about the companies and their financial condition.

Encore SEC Filings (SEC File No. 000-26489; CIK No. 1084961)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2012

Current Reports on Form 8-K	Filed on January 15, 2013, February 13, 2013, March 6, 2013 and April 9, 2013 (other than the portions of those documents not deemed to be filed)

The description of Encore common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

AACC SEC Filings (SEC File No. 000-50552; CIK No. 1264707)	Period or Date Filed
Annual Report on Form 10-K and 10-K/A	Year ended December 31, 2012

Quarterly Report on Form 10-Q	Quarter ended March 31, 2013

Current Reports on Form 8-K	Filed on March 4, 2013, March 6, 2013, March 7, 2013 (two filings), March 11, 2013, and April 12, 2013 (other than the portions of those documents not deemed to be filed)

In addition, Encore and AACC also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement (of which this document forms a part) and prior to the effectiveness of the registration statement, as well as between the date of this document and the date of the AACC special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference into this proxy statement/prospectus.

Encore has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Encore, as well as all pro forma financial information, and AACC has supplied all information contained or incorporated by reference in this relating to AACC.

Documents incorporated by reference are available from Encore and AACC without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Encore Capital Group, Inc. 3111 Camino Del Rio North, Suite 1300 San Diego, California 92108 Phone: (877) 445-4581 Email: adam.sragovicz@encorecapital.com	Asset Acceptance Capital Corp. 28405 Van Dyke Avenue Warren, Michigan 48093 Phone: (586) 939-9600 Email: marraf@assetacceptance.com

AACC stockholders requesting documents should do so by June 10, 2013 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Encore or AACC, Encore or AACC, as applicable, will mail them to you by first class mail, or another equally prompt means after it receives your request.

THE PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY OFFER OR SOLICITATION IN THAT JURISDICTION. THE DELIVERY OF THIS PROXY STATEMENT SHOULD NOT CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AACC SINCE THE DATE OF THIS PROXY STATEMENT OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY LATER DATE.

Neither Encore nor AACC has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of Encore and AACC made to the other in the merger agreement. Representations and warranties made by Encore, AACC and other applicable parties are also set forth in contracts and other documents (including the merger agreement and the voting agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding AACC, Encore or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of March 6, 2013

by and among

ENCORE CAPITAL GROUP, INC.,

PINNACLE SUB, INC.

and

ASSET ACCEPTANCE CAPITAL CORP.

A-i

EXHIBITS

Exhibit A - Certificate of Incorporation & By-laws of Merger Sub

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 6, 2013 (this “Agreement”), is entered into by and among Encore Capital Group, Inc., a Delaware corporation (“Parent”), Pinnacle Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Asset Acceptance Capital Corp., a Delaware corporation (the “Company”). All capitalized terms used in the Agreement shall have the respective meanings set forth in Section 8.13.

W I T N E S S E T H

WHEREAS, it is proposed that Merger Sub be merged with and into the Company, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation and a wholly-owned Subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board, acting upon the unanimous recommendation of a review committee of independent directors of the Company (the “Review Committee”), has, on the terms and subject to the conditions set forth in this Agreement, unanimously (with one director not present) (a) approved the execution and delivery of and performance under this Agreement and the Voting Agreement, (b) resolved that the transactions contemplated by this Agreement and the Voting Agreement (including the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL) (the “Transactions”), are advisable, fair to and in the best interests of its stockholders, (c) resolved to recommend that the Company stockholders adopt this Agreement and (d) directed that this Agreement be submitted to the Company’s stockholders for their approval and adoption in accordance with applicable law;

WHEREAS, the respective boards of directors of Parent and Merger Sub have each, on the terms and subject to the conditions set forth in this Agreement, unanimously (a) resolved that the Transactions are advisable, fair to and in the best interests of their respective stockholders and (b) approved the execution and delivery of and performance under this Agreement, the Voting Agreement and the Transactions; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement; and

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, AAC Quad-C Investors LLC (the “Supporting Stockholder”) has delivered to the Company, Parent and Merger Sub a voting agreement (the “Voting Agreement”), dated as of the date hereof, providing that the Supporting Stockholder, among other things, agrees to vote in favor of the Merger, each on the terms and subject to the conditions set forth in the Voting Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 at 10:00 a.m. (local time) on the date that is two (2) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or such other date, time or place as is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing the parties hereto shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Merger (the “Certificate of Merger”). The Merger shall become effective upon the acceptance of the Certificate of Merger by the Secretary of State of the State of Delaware or at such later time as is agreed to in writing by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and By-laws of the Surviving Corporation. At the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation shall be amended and restated in their entirety to be in the form of the certificate of incorporation and by-laws of Merger Sub, attached hereto as Exhibit A, except that the name of the Surviving Corporation shall at the Effective Time be changed to “Asset Acceptance Capital Corp.” and as so amended shall be the certificate of incorporation and by-laws of Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.8).

Section 1.6 Directors and Officers of the Surviving Corporation. Each of the parties hereto shall take all necessary action to cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the directors and officers of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 1.7 Further Assurances. After the Effective Time, if the Surviving Corporation shall determine or shall be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions are necessary or desirable to vest, perfect or confirm of record in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, in each case, in accordance with the terms hereof, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the terms of this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), any other securities of the Company or any shares of capital stock or other securities of Merger Sub or, except as expressly set forth herein, on the part of the Company or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and shall thereupon constitute the only outstanding shares of capital stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent or Merger Sub or any of their respective Subsidiaries, shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares) shall thereupon be converted automatically into, and shall thereafter represent the right to receive, the following consideration (collectively, the “Merger Consideration”):

(i) Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked pursuant to Section 2.2 shall be converted, subject to Section 2.5, into the right to receive an amount in cash equal to $6.50 without interest (the “Cash Consideration”).

(ii) Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) is properly made and not revoked pursuant to Section 2.2 (each, a “Stock Electing Company Share”) shall be converted, subject to Section 2.3(e) and Section 2.5, into the right to receive 0.2162 validly issued, fully paid and nonassessable shares of Parent Common Stock (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.3(e), the “Stock Consideration”); provided, however, that no more than twenty-five percent (25%) of the issued and outstanding shares of Company Common Stock may be exchanged for shares of Parent Common Stock (the “Maximum Stock Election”) and any shares of Company Common Stock elected to be exchanged for shares of Parent Common Stock above the Maximum Stock Election shall be subject to proration as provided in Section 2.1(d) below.

(iii) Each share of Company Common Stock with respect to which neither a Cash Election nor a Stock Election has been effectively made (including withdrawn elections pursuant to Section 2.2) (each, a “Non-Electing Company Share”), shall be converted, subject to Section 2.5, into the right to receive the Cash Consideration.

(d) Proration. If holders of Company Common Stock elect to receive Stock Consideration in excess of the Maximum Stock Election, then the number of shares exchanged for Stock Consideration by each stockholder so electing will be reduced, such that the aggregate number of shares of Company Common Stock exchanged by such stockholder for shares of Parent Common Stock equals the product determined by multiplying (i) the Maximum Stock Election by (ii) the ratio that the number of shares elected to be exchanged by such stockholder bears to the total number of shares elected to be exchanged for shares of Parent Company

Stock by all Company stockholders. To the extent a Company stockholder does not receive Stock Consideration for each share of Company Common Stock that such stockholder elected to be exchanged for Stock Consideration due to the proration provided in this Section 2.1(d), such stockholder shall be entitled to receive the Cash Consideration for each such remaining share of Company Common Stock not exchanged for Stock Consideration.

(e) As of the Effective Time, all such shares of Company Common Stock converted into the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holders immediately prior to the Effective Time of shares of Company Common Stock not represented by certificates (“Book-Entry Shares”) and the holders of certificates, which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”), shall cease to have any rights with respect thereto, except the right to receive (i) the applicable Merger Consideration to be paid in consideration therefor upon surrender of such Book-Entry Share or Certificate in accordance with Section 2.2 or Section 2.3, (ii) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and (iii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest and subject to any applicable withholding Taxes.

Section 2.2 Election Procedures.

(a) At the time of mailing of the Proxy Statement/Prospectus to holders of record of Company Common Stock entitled to vote at the Company Stockholders Meeting (such date, the “Mailing Date”), (i) an election form, (ii) a letter of transmittal (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock represented by such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, upon adherence to the procedures set forth in the letter of transmittal, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree) and (iii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the applicable Merger Consideration (the material described in clauses (i) through (iii), collectively, the “Election Form”) shall be mailed to each holder of record of shares of Company Common Stock as of the record date for the Company Stockholders Meeting.

(b) Each Election Form shall permit the holder to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Cash Election, and (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to make a Stock Election. Any shares of Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the Business Day that is four (4) Business Days prior to the Closing Date (which date shall be publicly announced by Parent as soon as reasonably practicable but in no event less than five (5) Business Days prior to the Closing Date) (or such other time and date as the Company and Parent shall agree in writing) (the “Election Deadline”) shall be deemed to be Non-Electing Company Shares. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c) Parent shall direct the Exchange Agent to make Election Forms available as may reasonably be requested from time to time by all Persons who become holders of Company Common Stock between the record date for the Company Stockholders Meeting and the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein and as specified in any agreement with the Exchange Agent.

(d) Any election made pursuant to this Section 2.2 shall have been properly made only if the Exchange Agent shall have actually received a properly completed and signed Election Form prior to the

Election Deadline accompanied by any Certificates and Book-Entry Shares representing shares of Company Common Stock. Any Election Form may be revoked or changed by the Person submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become Non-Electing Company Shares; provided that a subsequent election may be made with respect to any or all of such shares of Company Common Stock prior to the Election Deadline pursuant to this Section 2.2. In addition, all Cash Elections and Stock Elections shall automatically be revoked and all Certificates and Book-Entry Shares representing shares of Company Common Stock in the custody of the Exchange Agent shall be promptly returned without charge if this Agreement is terminated in accordance with Article VII of this Agreement or otherwise upon the written request of the holder who submitted the applicable Election Form and shares of Company Common Stock.

(e) Subject to the terms of this Agreement and of the Election Form, the Exchange Agent, in consultation with both Parent and the Company, shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any submitted Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent or the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

Section 2.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company mutually acceptable to Parent and the Company (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration and enter into an agreement reasonably acceptable to the Company with the Exchange Agent relating to the services to be performed by the Exchange Agent. Parent shall deposit, or cause to be deposited, such aggregate Merger Consideration with the Exchange Agent at the Closing. The Cash Consideration portion of such aggregate Merger Consideration deposited with the Exchange Agent shall, pending its disbursement to such holders, be invested by the Exchange Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the funds held by the Exchange Agent for purposes of paying the Cash Consideration portion of the aggregate Merger Consideration, subject to Section 2.3(g). No investment by the Exchange Agent of the Cash Consideration portion of the aggregate Merger Consideration shall relieve Parent, the Surviving Corporation or the Exchange Agent from making the payments required by this Article II and Parent shall promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.3(a). No investment by the Exchange Agent of the Cash Consideration portion of the aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, additional cash or additional shares of Parent Common Stock to pay (A) the Merger Consideration as contemplated by this Article II, (B) cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.3(e) and (C) any dividends or other distributions pursuant to Section 2.3(c) without interest.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than five (5) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of Company Common Stock (other than any holder which has previously and properly surrendered all of its Certificates and Book-Entry Shares, as applicable, to the Exchange Agent in accordance with Section 2.2) (i) a letter of transmittal (which, in the case of shares of Company Common Stock represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock represented by such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, upon adherence to the procedures set forth in the letter of transmittal, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and

(ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the applicable Merger Consideration. Upon surrender of Certificates for cancellation to the Exchange Agent or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the applicable Merger Consideration, without interest, for each share of Company Common Stock surrendered, and any Certificates surrendered shall forthwith be cancelled. If payment of such Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of such Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive (1) the applicable Merger Consideration as contemplated by this Article II, (2) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and (3) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest and subject to any applicable withholding Taxes.

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share that is a Stock Electing Company Share with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional shares will be paid to any such holder pursuant to Section 2.3(e), until the holder of such Certificate or Book-Entry Share surrenders such Certificate or Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate or Book-Entry Share, the holder of the Certificate or Book-Entry Share representing whole shares of Parent Common Stock issued in exchange therefor will be paid, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) on the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(d) Transfer Books; No Further Ownership Rights in Company Common Stock. The applicable Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock and, at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the applicable Merger Consideration, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.3(g), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Certificates representing, or Book-Entry Shares that are, Stock Electing Company Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. As soon as reasonably practicable after the Effective Time, each holder of a fractional share interest will be paid an amount in cash (without interest and subject to any withholding Tax) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) $30.07. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent will so notify Parent, and Parent will promptly deposit such amount with the Exchange Agent and will cause the Exchange Agent to forward payments to such holders of fractional share interests in accordance with the provisions of this Section 2.3.

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(g) Termination of Fund. At any time following the first (1st) anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds or other property (including any interest received with respect thereto) that had been made available to the Exchange Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e), and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), that may be payable upon surrender of any Company Common Stock held by such holders, as determined pursuant to this Agreement, in each case without any interest thereon and subject to any applicable withholding Taxes. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, the Merger Sub, the Surviving Corporation, the Company or the Exchange Agent shall be liable to any Person for Merger Consideration or any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Dissenting Shares. Subject to applicable Law, any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Parent, upon demand.

(j) Tax Treatment. The parties agree and acknowledge that the Merger will be treated as a taxable purchase of shares of Company Common Stock for the Merger Consideration (and not as a reorganization within the meaning of Section 368(a) of the Code) for United States federal, state and local income Tax purposes.

Section 2.4 Treatment of Equity Awards.

(a) Parent shall not assume any Options in connection with the Merger. Each holder of an option (an “Optionholder”) that represents the right to acquire shares of Company Common Stock granted under the Company Stock Plans which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall be provided with notice pursuant to which all outstanding Options held by such Optionholder shall become fully vested and may be exercised by such Optionholder for a period of at least fifteen (15) days prior to the Effective Time in accordance with the terms and conditions of the applicable award agreement and Company Stock Plan under which such Option was granted. To the extent that any outstanding Option is not so exercised on or prior to the Effective Time, such Option shall be cancelled and terminated at the Effective Time in exchange for the right to receive a cash amount equal to the product of (i) the total number of shares of Company Common Stock subject to the Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Cash Consideration over the exercise price per share of Company Common Stock underlying such Option; provided that if the exercise price per share of any such Option is equal to or greater than the Cash Consideration, such Option shall be canceled without any payment or other consideration being made in respect thereof.

(b) Immediately prior to the Effective Time, each restricted stock unit with respect to shares of Company Common Stock granted under the Company Stock Plans (“Company RSUs”) that is outstanding immediately prior to the Effective Time and each outstanding deferred stock unit (“Company DSUs” and together with the Company RSUs, collectively, the “Company Stock Units”) shall be cancelled and entitle the holder thereof to receive from the Company, in full settlement of such Company Stock Units, a cash amount equal to the product of (i) the Cash Consideration and (ii) the total number of shares of Company Common Stock subject to such Company Stock Units (using, if applicable, the goal (100%) level of achievement under the respective award agreement to determine such number).

(c) No later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Surviving Corporation all funds necessary to fulfill the obligations under this Section 2.4. All payments required under this Section 2.4 shall be made at the Effective Time.

(d) At or prior to the Effective Time, the Company, the Company Board (or the appropriate committee thereof), shall adopt any resolutions and shall cause the Company to take any actions that may be necessary to effectuate the provisions of clauses (a) and (b) of this Section 2.4 and to terminate, as of the Effective Time, all Company Stock Plans, and no further Options, Company RSUs or Company DSUs or other rights with respect to Company Common Stock shall be granted thereunder.

Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the exchange ratios and any other similarly dependent items shall be equitably adjusted; provided, however, that nothing in this Section 2.5 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.6 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who (a) is entitled to demand and properly demands appraisal of such shares pursuant to and (b) complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the applicable Merger Consideration (the “Dissenting Shares”), but instead such Dissenting Stockholder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively waived, withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively waived, withdrawn or lost such right to appraisal, or if appraisal rights are unavailable to the Company’s stockholders pursuant to Section 262 of the DGCL in connection with the Transactions, such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the applicable Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1, without any interest thereon and less any applicable withholding Taxes. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in and direct, in each case at its own expense, all negotiations and proceedings with respect to demands for appraisal under the DGCL. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to, or offer to settle or settle, any such demands prior to the Effective Time.

Section 2.7 Withholding Taxes. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or under any applicable provision of state, local or foreign Law related to Taxes. To the extent amounts are so withheld and paid over to the appropriate Taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Corporation or the Exchange Agent, such information shall be requested prior to any such withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as disclosed in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) or except as set forth in (or incorporated by reference in) any of the Company SEC Documents filed after December 31, 2011 and prior to the date of this Agreement (other than any non-Company specific disclosures set forth under the heading “Risk Factors” and any non-Company specific disclosures set forth in any “forward-looking statements” disclaimer or any other disclosures that are predictive, cautionary or forward-looking in nature, and provided that no such disclosure set forth in the Company SEC Documents shall be deemed to modify or qualify the representations and warranties set forth in Section 3.2 (Capitalization), Section 3.3(a) (Authority), Section 3.3(b)(i) (Non-Contravention) and Section 3.4 (Governmental Approvals)):

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect.

(b) For each Subsidiary of the Company, Section 3.1(b) of the Company Disclosure Schedule lists the name, jurisdiction of incorporation or organization, each jurisdiction in which such Subsidiary is qualified to do business, the issued and authorized capitalization of such Subsidiary and the record holders of such Subsidiary’s equity securities. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite limited liability company power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary (except for directors’ qualifying shares or the like) are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests and transfer restrictions, other than the Permitted Liens and such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”), and other applicable securities Laws. There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any Contract restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilution rights or rights of first refusal or similar rights with respect to any Subsidiary Securities.

(c) The Company has made available to Parent complete and correct copies of the certificate of incorporation and by-laws of the Company, in each case as amended to the date of this Agreement (the “Company Charter Documents”), and the certificate of incorporation and by-laws (or similar organizational documents) of each Subsidiary of the Company, in each case as amended to the date of this Agreement.

Section  3.2 Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on March 5, 2013, (a) 30,782,076 shares of Company Common Stock were issued and outstanding, (b) 2,676,980 shares of Company Common Stock were held by the Company in its treasury, (c) 1,221,095 shares of Company Common Stock were issuable upon exercise of outstanding Options under the Company Stock Plans, (d) 406,919 shares of Company Common Stock were subject to the Company RSUs under the Company Stock Plans (including the goal (100%) level of achievement under the respective award agreement for Company RSUs that vest based on performance), (e) 66,359 shares of Company Common Stock were subject to Company DSUs and (f) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in this Section 3.2, at the close of business on March 5, 2013, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities. Since

March 5, 2013, the Company has not issued any Company Securities other than shares of Company Common Stock upon the exercise of Options outstanding on March 5, 2013. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any Contract restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilution rights or rights of first refusal or similar rights with respect to any Company Securities. Section 3.2 of the Company Disclosure Schedule sets forth a list of all outstanding Options and Company Stock Units, the name of each holder of such Options and Company Stock Units and the exercise price of each Option.

Section 3.3 Authority; Noncontravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly authorized and approved by the Company Board and, except for obtaining the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any of its Subsidiaries or (iii) result in any breach of, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, amendment, acceleration or cancellation of, or result in loss of any benefit or the imposition of any additional payment or liability under, any Contract to which the Company or any Subsidiary is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), as would not have a Company Material Adverse Effect.

(c) The Company Board, at a meeting duly called and held and acting upon the unanimous recommendation of the Review Committee, has unanimously (with one director not present) (i) approved and declared advisable this Agreement, the Voting Agreement and the Transactions, including the Merger, (ii) determined that this Agreement, the Voting Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders, (iii) assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.14, took all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL will not apply with respect to or as a result of the Merger, this Agreement and the Transactions, (iv) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company at the Company Stockholders Meeting and (v) resolved, subject to Section 5.3, to recommend that stockholders of the Company adopt this Agreement.

Section 3.4 Governmental Approvals. Except for (a) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and of Parent’s registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4 by the SEC, and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules of Nasdaq and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (c) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than as would not have a Company Material Adverse Effect.

Section 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports and proxy statements required to be filed or furnished since January 1, 2011 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or in the case of amendments thereto, as of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither the Company nor any of its Subsidiaries has received from the SEC any written comments or questions with respect to any of the Company SEC Documents or any written notice from the SEC that such Company SEC Documents are being reviewed or investigated, and, to the Knowledge of the Company, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC of any Company SEC Documents. The principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer or principal financial officer of the Company) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents that were required to be accompanied by such certifications. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. None of the Company’s Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

(b) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 or any amendment or supplement thereto will, at the time such Form S-4 or any amendment or supplement thereto is filed with the SEC or at the time such Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date of mailing to holders of Company Common Stock and at the time of the Company Stockholders Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. When filed, the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

(c) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of the Company included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries, and the results of their operations and cash flows, for each of the dates and for the periods shown, in conformity with GAAP (subject to normal year-end adjustments in the case of any unaudited interim financial statements that were not, or are not expected to be, material in amount). Since January 1, 2011, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(d) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information (both financial and nonfinancial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The principal executive officer and principal financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2012, and such assessment concluded that such controls were effective.

(e) To the Knowledge of the Company, there are no (and none of the Company’s independent auditors has identified to the Company Board or the Company’s senior management any) (i) significant deficiencies or material weaknesses in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) instances of fraud, whether or not material, committed by the Company’s senior management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) written claims or allegations regarding any of the foregoing.

(f) The Company is in compliance in all material respects with the applicable corporate governance rules and regulations of Nasdaq.

(g) Neither the Company nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of December 31, 2012 (the “Balance Sheet Date”) (including the notes thereto) included in Section 3.5(g) of the Company Disclosure Schedule, (ii) incurred after the Balance Sheet Date in the ordinary course of business and that individually or in the aggregate would not have a Company Material Adverse Effect or (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions.

Section 3.6 Absence of Certain Changes. Between January 1, 2013 and the date of this Agreement, (a) except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any (i) fact, change, event, circumstance, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or (ii) action that, if taken after the date of this Agreement without the prior written consent of Parent, would constitute a breach of clauses (iv), (v), (vii)(B), (xi) or (xv) of Section 5.1(a) and (c) the Company and its Subsidiaries have not acquired any defaulted or charged-off accounts receivable portfolios other than those that have previously disclosed to Parent in the “data room” maintained by or on behalf of the Company in connection with the process leading to the execution of this Agreement.

Section 3.7 Legal Proceedings. There is no pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, claim, suit or action against the Company or any of its Subsidiaries that (a) involves any Governmental Authority as a party thereto, (b) is a consumer class action or (c) if resolved in a manner adverse to the Company and its Subsidiaries, would reasonably be expected to result (based on the advice of the Company’s or its Subsidiaries counsel prior to the date hereof) in (x) an aggregate liability in excess of $1,000,000 or (y) the imposition on the Company or its Subsidiaries of any material (i) injunctive or other non-monetary relief, or (ii) legal restraint on or limitation on the Company’s ability to operate the business of the Company and its Subsidiaries (taken as a whole) in substantially the same manner as operated immediately prior to the date hereof. There is no pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, claim, suit or action against the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.8 Compliance With Laws; Permits.

(a) Except with respect to the matters described in Section 3.5, Section 3.9, Section 3.10 and Section 3.11, which are excluded from the provisions of this Section 3.8, the Company and its Subsidiaries are, and since January 1, 2011 have been, in compliance in all material respects with all laws, statutes, ordinances, codes, rules, regulations, decrees (including the Consent Decree) judgments, injunctions and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, including all laws relating to the collection of debts. Since January 1, 2011, neither the Company nor any of its Subsidiaries has (i) received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Authority responsible for consumer protection or licensing, in each case related to debt collection practices, relating to the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company (x) received any written notice from any Governmental Authority responsible for consumer protection or licensing, in each case related to debt collection practices, alleging a violation by the Company or any of its Subsidiaries of any applicable Law, (y) provided any written notice to any Governmental Authority responsible for consumer protection or licensing, in each case related to debt collection practices, regarding any violation by the Company or any of its Subsidiaries of any applicable Law or (z) received from or provided to any other Governmental Authority any written notice regarding an alleged violation by the Company or any of its Subsidiaries of an applicable Law which, in each case, individually or in the aggregate, could be materially adverse to the Company and its Subsidiaries taken as a whole, and no such notice referred to in clauses (i), (ii) or (iii) of this Section 3.8(a) remains outstanding or unresolved as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is subject to any material injunction, order, judgment, ruling or decree of any Governmental Authority.

(b) The Company and each of its Subsidiaries hold (and are, and since January 1, 2011 have been, in compliance in all material respects with) all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted which are necessary for the Company and its Subsidiaries to operate their respective businesses as currently operated (collectively, the “Company Permits”). There has occurred no material violation of, material default under or event (in each case with or without notice or lapse of time or both)

giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Company Permit, nor, to the Knowledge of the Company, would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions, and no suspension or cancellation of any such Company Permits is pending or, to the Knowledge of the Company, threatened. Since January 1, 2011, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority regarding (i) any material violation by the Company or any of its Subsidiaries of any Company Permits or the failure to have any required Company Permits or (ii) any revocation, cancellation or termination of any Company Permits held by the Company or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement.

Section 3.9 Tax Matters.

(a) Each of the Company and its Subsidiaries has (i) timely filed, or has caused to be timely filed on its behalf, taking into account any extension of time within which to file, all Tax Returns required to be filed by it in each jurisdiction in which they are required to be filed, and all such filed Tax Returns are correct and complete in all material respects, and have been completed in accordance with applicable Laws in all material respects, (ii) duly paid all material Taxes that are due (whether or not shown on any Tax Return), (iii) duly withheld and paid all material Taxes required by applicable Law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party and (iv) complied with all information reporting and back-up withholding requirements, and have maintained all required records with respect thereto. No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Company SEC Documents. No audit or other administrative or court proceedings are pending or being conducted with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice indicating an intent to open an audit or otherwise review has been received. Neither the Company nor any Subsidiary has incurred any material liabilities for Taxes since the Balance Sheet Date other than in the ordinary course of business and consistent with past practices. There are no Liens for material Taxes upon any property or asset of either of the Company or any of its Subsidiaries, except for Permitted Liens for Taxes.

(b) Neither the Company nor any of its Subsidiaries has any request for a ruling in respect of Taxes pending before any Taxing authority.

(c) No written claim has been made by any Taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by any agreement providing for the allocation or sharing of Taxes or, under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, or otherwise, is liable for the unpaid Taxes of any entity other than the Company or a Subsidiary (excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes).

(e) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date or (vi) election under Section 108(i) of the Code.

(f) Neither the Company nor any of its Subsidiaries has engaged in a reportable transaction under Treasury Regulation Section 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction during the last two (2) years which the parties treated as a distribution to which Section 355 of the Code applied.

(h) For purposes of this Agreement, (i) “Taxes” shall mean (A) any and all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, escheat, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing, (B) any liability for the payment of any amounts of the type described in clause (A) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group for any period (including any Liability under Treasury Regulation Section 1.1502-6 or any comparable provision of applicable Laws (including any arrangement for group or consortium relief or similar arrangement)) and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) as a result of any obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any Liability for taxes of a predecessor or transferor or by operation of law; and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Notwithstanding any other provisions of this Agreement, this Section 3.9 and Section 3.5 and Section 3.10 constitutes the sole and exclusive representation or warranty of the Company relating to Tax matters, including compliance with Laws relating thereto.

Section 3.10 Employee Benefits Matters. Section 3.10 of the Company Disclosure Schedule lists each Company Plan. The Company has made available to Parent correct and complete copies of (a) the current plan document for each Company Plan, (b) the most recent annual reports on Form 5500 as filed with respect to each Company Plan (if any such report was required), (c) the most recent summary plan description for each Company Plan for which such summary plan description is required and (d) each trust agreement and material insurance contract relating to any Company Plan. Each Company Plan has been maintained, funded and administered, in form and operation, in compliance in all material respects with its terms and with the applicable provisions of ERISA, the Code and all other applicable Laws. There are no pending or, to the Knowledge of the Company, threatened claims, suits, audits or investigations (other than claims for benefits in the ordinary course) with respect to any Company Plans that would reasonably be expected to result in a liability to the Company and its Subsidiaries (taken as a whole) individually or in the aggregate in excess of $250,000. Each Company Plan that is a “pension plan” (as defined in Section 3(2) of ERISA) and that is intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) is covered by a current favorable determination letter from the IRS or is the subject of a pending, timely filed application therefor, and no circumstance exists that would be reasonably expected to result in the revocation of any such determination letter or the refusal by the IRS to approve any such application. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan. Neither the Company nor any of its Subsidiaries maintains, sponsors, contributes to or has or would reasonably be expected to have any current or contingent liability or obligation (directly or indirectly) under or with respect to a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) or a plan that is or was subject to Section 302 or Title IV of ERISA or section 412 of the Code. Except as set forth on Section 3.10 of the Company Disclosure

Schedule, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to severance pay, or a transaction or retention bonus, unemployment compensation or any other payment or additional compensation, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, officer, director or independent contractor. Except as set forth on Section 3.10 of the Company Disclosure Schedule, no Company Plan provides (or would reasonably be expected to require the Company or any of its Subsidiaries to provide) any post-employment health care coverage or, to the Knowledge of the Company, other welfare benefits except as specifically required by applicable Laws. No amount paid or which may become payable under any Company Plan or otherwise will fail to be deductible for federal income tax purposes by virtue of Section 280G or Section 162(m) of the Code. Neither the Company nor any of its Subsidiaries has or would be reasonably expected to have any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code. No amounts that have been paid or that may become payable under any Company Plan would reasonably be expected to become subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code. Notwithstanding any other provisions of this Agreement, this Section 3.10 and Section 3.5 and Section 3.20 constitutes the sole and exclusive representation and warranty of the Company relating to pension and employee benefit or liabilities or obligations, including compliance with Laws relating thereto.

Section 3.11 Environmental Matters. Except for those matters that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is, and since January 1, 2011 has been, in compliance in all respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Company Permits required under Environmental Laws for the operation of their respective businesses, and (b) there is no, and since January 1, 2011 there has not been, any investigation, suit, claim or action relating to or arising under Environmental Laws (including relating to or arising from the Release, threatened Release or exposure to any Hazardous Material) that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property currently or previously owned, operated or leased by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice of, or entered into any order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material liabilities or corrective or remedial obligations relating to or arising under Environmental Laws (including relating to or arising from the Release, threatened Release or exposure to any Hazardous Material). Notwithstanding any other provisions of this Agreement, this Section 3.11 constitutes the sole and exclusive representation and warranty of the Company relating to environmental matters, including compliance with Laws relating thereto.

Section 3.12 Intellectual Property. Section 3.12 of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of all (i) Intellectual Property owned or licensed by the Company or its Subsidiaries (“Company IP”) that is the subject of any issuance, registration, certificate or application by, to or with any Governmental Authority or authorized private registrar, including registered trademarks, registered copyrights, issued patents, domain name registrations and pending applications for any of the foregoing, and (ii) material unregistered Company IP (other than trade secrets). To the Knowledge of the Company, the Company and its Subsidiaries’ rights in the Company IP are valid, subsisting and enforceable. The Company and each of its Subsidiaries has taken reasonable steps to maintain the Company IP and to protect and preserve the confidentiality of all trade secrets. Section 3.12 of the Company Disclosure Schedule contains a complete and accurate list of all material Contracts relating to material Company IP (other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf Software that has not been modified or customized by a third party for the Company or any of its Subsidiaries) (“Company IP Agreements”). Except as may be limited by the Bankruptcy and Equity Exception, all Company IP Agreements are valid and binding against the Company or the applicable Subsidiary party thereto, and to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, no third party has violated any provision of, or committed or failed to perform any act which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries or such third party under, any Company IP Agreement. The conduct of the Company’s business as currently conducted does not infringe or otherwise violate in any material respect any Person’s Intellectual Property, (b) there is no pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, claim, suit or action regarding such infringement against the Company or any of its Subsidiaries, (c) to the Knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by the Company and (d) no legal or administrative proceeding, claim, suit or action regarding such infringement or other violation is pending or, to the Knowledge of the Company, threatened by any Person against the Company or any of its Subsidiaries. Notwithstanding any other provisions of this Agreement, this Section 3.12 constitutes the only representation and warranty of the Company with respect to any actual or alleged infringement or other violation of any Intellectual Property of any other Person.

Section 3.13 Absence of Rights Agreement; Anti-Takeover Provisions.

(a) The Company is not party to a rights agreement, “poison pill” or similar agreement or plan.

(b) Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.14 are true and correct, no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation is applicable to the Agreement, the Voting Agreement or the Transactions.

Section 3.14 Property. The Company does not own any real property. Section 3.14 of the Company Disclosure Schedule sets forth the address of all real property in which the Company or any Subsidiary holds a leasehold or subleasehold estate (the “Leased Real Property”, and the leases or subleases for such Leased Real Property being referred to as the “Leases”). The Company has made available to Parent a true and complete copy of each of the Leases. Except as may be limited by the Bankruptcy and Equity Exception, all Leases are valid and binding against the Company or the applicable Subsidiary party thereto, free and clear of all Liens and Encumbrances (except in all cases for Permitted Liens and Permitted Encumbrances) and is in full force and effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, no third party has violated any material provision of, or committed or failed to perform any act which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries or such third party under, such Lease.

Section  3.15 Contracts.

(a) Except as attached as exhibits to the Company SEC Documents, Section 3.15 of the Company Disclosure Schedule lists each of the following Contracts (and all material amendments, modifications and supplements thereto and all material side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its Subsidiaries is a party or by which any of their respective material properties or assets are bound (each such Contract, and each “material contract” filed as an exhibit to the Company SEC Documents, a “Material Contract”):

(i) any agreement or indenture relating to the borrowing of money or any guarantee of any such borrowing which involves more than $1,000,000 or relating to any interest rate, currency or commodity derivatives or hedging transactions;

(ii) any partnership, limited liability company agreement, joint venture, profit-sharing or similar agreement entered into with any Person other than the Company or any of its Subsidiaries;

(iii) any agreement for the acquisition, merger or sale or similar transaction involving any business of the Company or any of its Subsidiaries or acquisition of defaulted or charged-off accounts receivable portfolios from consumer credit originators by the Company or any Subsidiary (A) for aggregate consideration under such agreement in excess of $500,000 or (B) that has continuing indemnification, “earn-out” or other contingent payment obligations by the Company;

(iv) any collective bargaining agreements, memoranda of understanding, settlements or other labor agreements with any union or labor organization applicable to the Company, its affiliates or their employees;

(v) any Contract that obligates the Company or its Subsidiaries to make any capital commitment or capital expenditure in excess of $500,000 in the aggregate;

(vi) any employment, consulting, deferred compensation, change of control, severance or other similar agreement which contains a change of control or “golden parachute” provision or that otherwise provides for base salary or base compensation in any fiscal year that is equal to or greater than $150,000;

(vii) any Contract with any Governmental Authority;

(viii) any Contract that contains any covenant granting “most favored nation” status that, following the Transactions, would apply to or be affected by actions taken by Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates;

(ix) any Contract that contains any covenant that (x) limits the ability of the Company or any of its Subsidiaries (or, after the Effective Time, Parent, the Surviving Corporation or any of their respective Subsidiaries) to engage in any line of business or to compete with any Person or operate at any location, (y) would require the disposition of any material assets or line of business of the Company or any of its Subsidiaries (or, after the Effective Time, Parent, the Surviving Corporation or any of their respective Subsidiaries), or (z) prohibits or limits in any material respect the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective material Intellectual Property rights;

(x) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any assets that have a fair market value or purchase price of more than $250,000;

(xi) any other agreement to which the Company or any of its Subsidiaries is a party or by which they or any of their assets are bound and which involves consideration or other obligations in excess of $500,000 annually other than any such agreement with any third party debt collection agency or law firm collection agreement;

(xii) any Contract to which any directors, executive officers (as such term is defined the Exchange Act) or 5% stockholders of the Company or, to the Knowledge of the Company, any of their Affiliates (other than the Company or any Company Subsidiary) or immediate family members is a party;

(xiii) any Contract that requires a consent to consummate the Transactions, if the failure to obtain such consent would or would reasonably be expected to prevent or materially delay the consummation of the Transactions in accordance with the terms of this Agreement; and

(xiv) any Contract which is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent the Company or such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed in all material respects all obligations required to be performed by it under each Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a material breach or material default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible material violation or material breach of or material default under, or intention to cancel or modify, any Material Contract.

Section 3.16 Opinion of Financial Advisor. The Review Committee and the Company Board has received the opinion of William Blair & Company, L.L.C., dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received in the Merger by holders of the Company Common Stock is fair from a financial point of view to the holders of the Company Common Stock.

Section 3.17 Brokers and Other Advisors. Except for William Blair & Company, L.L.C., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished to Parent a true and complete copy of its agreement with William Blair & Company, L.L.C.

Section 3.18 Company Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

Section 3.19 Share Ownership. The Company has not been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of Parent, as defined in Section 203 of the DGCL. As of the date of this Agreement, neither the Company nor its Subsidiaries own (directly or indirectly, beneficially or of record) any shares of capital stock of Parent and neither the Company nor its Subsidiaries hold any rights to acquire any shares of capital stock of Parent except pursuant to this Agreement.

Section  3.20 Employment Law Matters. The Company and each of its Subsidiaries is, and since January 1, 2011 has been, in compliance in all material respects with all applicable Laws relating to employment, employment practices, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and for overtime purposes), prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (x) any Person as an independent contractor rather than as an employee; (y) any employee leased from another employer; or (z) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority which primarily relates to employment matters. Since January 1, 2011, there have been no strikes, slowdowns, work stoppages, lockouts or other material labor disputes with respect to any employees of the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1998, as amended, and similar state Laws (collectively, “WARN”). In the past two years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in WARN) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, and (ii) there has not occurred a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Company or any of its Subsidiaries. Except as set forth on Section 3.20 of the Company Disclosure Schedule, none of such employees is a party to a written employment agreement with the Company or any of its Subsidiaries for a specified length of time and each is employed “at will.”

Section 3.21 Insurance. Section 3.21 of the Company Disclosure Schedule sets forth all insurance policies maintained by the Company and its Subsidiaries (the “Company Insurance Policies”). All of the Company Insurance Policies are in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination of any of the Company Insurance Policies. No written notice of cancellation or termination has been received by the Company with respect to any such Company Insurance Policy other than as is customary in connection with renewals of existing Company Insurance Policies. Set forth on Section 3.21 of the Company Disclosure Schedule is a true and complete list of all currently outstanding claims made by the Company and its Subsidiaries under the Company Insurance Policies. Neither the Company nor any of its Subsidiaries has failed to timely report any claim under a Company Insurance Policy, except where such failure to timely report would not result in a material liability. There has been no reservation of rights by any insurance carrier, and to the Knowledge of the Company, no such reservation is threatened, concerning the coverage of the Company with respect to any matter required to be disclosed pursuant to this Section 3.21. Since January 1, 2011 neither the Company nor any Subsidiary has been denied insurance coverage by any insurance carrier.

Section 3.22 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company, except as disclosed in the disclosure schedule delivered by the Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”) or except as set forth in (or incorporated by reference in) any of the Parent SEC Documents filed after December 31, 2011 and prior to the date of this Agreement (other than any non-Parent specific disclosures set forth under the heading “Risk Factors” and any non-Parent specific disclosures set forth in any “forward-looking statements” disclaimer or any other disclosures that are predictive, cautionary or forward-looking in nature, and provided that no such disclosure set forth in the Parent SEC Documents shall be deemed to modify or qualify the representations and warranties set forth in Section 4.2 (Capitalization), Section 4.3(a) (Authority), Section 4.3(b)(i) (Non-Contravention) and Section 4.4 (Governmental Approvals)):

Section 4.1 Organization, Standing and Corporate Power.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.

(b) Each of Parent’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite limited liability company power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary (except for directors’ qualifying shares or the like) are owned directly or indirectly by Parent free and clear of all liens, pledges, security interests and transfer restrictions, other than the Permitted Liens and such transfer restrictions of general applicability as may be provided under the Securities Act, and other applicable securities Laws. There are no outstanding (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of Parent, (ii) options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from Parent or any of its Subsidiaries, or that obligate Parent or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of Parent, (iii) obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of Parent (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of Parent, being referred to collectively as “Parent Subsidiary Securities”) or (iv) other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any Parent Subsidiary Securities. There are no Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Parent Subsidiary Securities. Neither Parent nor any of its Subsidiaries is a party to any Contract restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilution rights or rights of first refusal or similar rights with respect to any Parent Subsidiary Securities.

(c) Parent has made available to the Company complete and correct copies of the certificate of incorporation and by-laws of each of Parent and Merger Sub, in each case as amended to the date of this Agreement (the “Parent Charter Documents”).

Section 4.2 Capitalization. The authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock and 5,000,000 shares of convertible preferred stock, par value $0.01 per share (“Parent Preferred Stock”). At the close of business on March 5, 2013, (a) 23,447,313 shares of Parent Common Stock were issued and outstanding, (b) no shares of Parent Common Stock were held by Parent in its treasury, (c) 1,927,259 shares of Parent Common Stock were issuable upon exercise of outstanding options to acquire Parent Common Stock under the Parent Stock Plans, (d) 708,163 shares of Parent Common Stock were subject to restricted stock unit awards outstanding under the Parent Stock Plans and (e) no shares of Parent Preferred Stock were issued or outstanding. All outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in this Section 4.2, as of the date set forth above, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iii) no outstanding options, stock appreciation rights, warrants, restricted stock units, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of Parent, being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent to make any payments based on the price or value of the Parent Securities. There are no outstanding Contracts of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any Contract restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilution rights or rights of first refusal or similar rights with respect to any Parent Securities.

Section 4.3 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent and Merger Sub (including by the Parent Board and the Merger Sub Board) and adopted by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Parent Charter Documents or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.4 (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 4.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Parent or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in loss of any benefit or the imposition of any additional payment or liability under, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not have a Parent Material Adverse Effect.

(c) No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt this Agreement and approve the Transactions.

Section 4.4 Governmental Approvals. Except for (a) the filing with the SEC of the Proxy Statement/Prospectus and of the Form S-4, and declaration of effectiveness of the Form S-4 by the SEC, and other filings required under, and compliance with other applicable requirements of, the Exchange Act, the rules of Nasdaq and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (c) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than as would not have a Parent Material Adverse Effect.

Section 4.5 Parent SEC Documents; Undisclosed Liabilities.

(a) Parent has filed with or furnished to the SEC, on a timely basis, all registration statements, reports and proxy statements required to be filed or furnished since January 1, 2011, and, after the date of this Agreement and until the Effective Time, Parent will file all forms, reports, schedules, statements and documents with the SEC that are required to be filed by it under applicable Law at or prior to the time so required (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Parent SEC Documents), or in the case of amendments thereto, as of the last such amendment, the Parent SEC Documents complied, or will comply, as the case may be, as of its filing date, in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates (or, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained, or will contain, as the case may be, any untrue statement of a material fact or omitted, or will omit, as the case may be, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in Section 4.5 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has received from the SEC any written comments or questions with respect to any of the Parent SEC Documents or any written notice from the SEC that such Parent SEC Documents are being reviewed or investigated, and, to the Knowledge of Parent, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC of any Parent SEC Documents. The principal executive officer of Parent and the principal financial officer of Parent (and each former principal executive officer or principal financial officer of Parent) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Documents that were required to be accompanied by such certifications. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. None of Parent’s Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

(b) None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 or any amendment or supplement thereto will, at the time such Form S-4 or any amendment or supplement thereto is filed with the SEC or at the time such Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date of mailing to holders of Company Common Stock and at the time of the Company Stockholders Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. When filed, the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. No representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

(c) Except to the extent updated, amended, restated or corrected by a subsequent Parent SEC Document, as of their respective dates of filing with the SEC, the consolidated financial statements of the Parent included in the Parent SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly in all material respects, the consolidated financial position of the Parent and its Subsidiaries, and the results of their operations and cash flows, for each of the dates and for the periods shown, in conformity with GAAP (subject to normal year-end adjustments in the case of any unaudited interim financial statements that were not, or are not expected to be, material in amount). Since January 1, 2011, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(d) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information (both financial and nonfinancial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The principal executive officer and principal financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2012, and such assessment concluded that such controls were effective.

(e) Parent is in compliance in all material respects with the applicable corporate governance rules and regulations of Nasdaq.

(f) Neither the Parent nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Parent prepared in accordance with GAAP or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheet of the Parent and its Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business and that individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect or (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions.

Section 4.6 Absence of Certain Changes. Between January 1, 2013 and the date of this Agreement, (a) except in connection with the Transactions, the business of the Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any fact, change, event, circumstance, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7 Legal Proceedings. Except for matters that, individually or in the aggregate, have not had a Parent Material Adverse Effect, (a) there is no pending or, to the Knowledge of Parent, threatened, legal or administrative proceeding, claim, suit or action against Parent or any of its Subsidiaries and (b) neither Parent nor any of its Subsidiaries is subject to any injunction, order, judgment, ruling or decree of any Governmental Authority.

Section 4.8 Compliance With Laws; Permits.

(a) Except for instances of non-compliance that, individually or in the aggregate, would not have a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since January 1, 2011 have been, in compliance with all Laws applicable to Parent or any of its Subsidiaries, including all laws relating to the collection of debts. Except for instances that, individually or in the aggregate, would not have a Parent Material Adverse Effect, since January 1, 2011, neither Parent nor any of its Subsidiaries has (i) received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Authority relating to Parent or any of its Subsidiaries, (ii) received any written notice from any Governmental Authority alleging or relating to a possible violation by Parent or any of its Subsidiaries of any applicable Law, or (iii) provided any written notice to any Governmental Authority regarding any violation by Parent or any of its Subsidiaries of any applicable Law, and no such notice referred to in clause (i), (ii) or (iii) of this Section 4.8 remains outstanding or unresolved as of the date of this Agreement.

(b) Except as would not have a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold, and are, and since January 1, 2011 have been, in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Parent Permits”). There has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Parent Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions, and no suspension or cancellation of any such Parent Permits is pending or, to the Knowledge of Parent, threatened, except for such noncompliance, suspensions or cancellations that would not have a Parent Material Adverse Effect. Except for instances that, individually or in the aggregate, would not have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority regarding (a) any violation by Parent or any of its Subsidiaries of any Parent Permits or the failure to have any required Parent Permits, or (b) any revocation, cancellation or termination of any Parent Permits held by Parent or any of its Subsidiaries, and no such notice in either case remains outstanding or unresolved as of the date of this Agreement.

Section 4.9 Contracts. Except for matters that would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound that is listed as an exhibit to Parent’s Annual Report on Form 10-K for the year ended December 31, 2012 (each such Contract a “Parent Material Contract”) is valid and binding on Parent and any of its Subsidiaries to the extent Parent or such Subsidiary is a party thereto, as applicable, and to the Knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), (ii) Parent and each of its Subsidiaries, and, to the Knowledge of Parent, any other party thereto, has performed all material obligations required to be performed by it under each Parent Material Contract, (iii) no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by Parent or any of its Subsidiaries, or, to the Knowledge of Parent, any other party thereto, except where such breach or default would not have a Parent Material Adverse Effect and (iv) neither Parent nor any of its Subsidiaries has received any written notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Material Contract.

Section 4.10 Parent Common Stock. The shares of Parent Common Stock to be issued pursuant to the Merger have been duly authorized and upon consummation of the Transactions will be validly issued, fully paid and nonassessable and free and clear of all Liens.

Section 4.11 Brokers and Other Advisors. Except for Morgan Stanley & Co. LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.12 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed on March 4, 2013 solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.13 Sufficient Funds. As and when needed (including at the Closing and all times thereafter), Parent shall have sufficient cash, marketable securities and other sources of immediately available funds necessary to consummate the Transactions on the terms contemplated by this Agreement, including any amounts payable pursuant to the refinancing of any outstanding Indebtedness of the Company and any other amounts incurred or otherwise payable by Parent, Merger Sub or the Surviving Corporation in connection with the Transactions, and there is no restriction on the use of such cash for such purposes. Parent and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

Section 4.14 Share Ownership. Neither Parent nor Merger Sub has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub or their respective Subsidiaries owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and none of Parent, Merger Sub or their respective Subsidiaries holds any rights to acquire directly or indirectly any shares of capital stock of the Company except pursuant to this Agreement and the Voting Agreement.

Section 4.15 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent in this Article IV, none of Parent, Merger Sub or any other Person makes any representation or warranty with respect to Parent or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents (which consent shall not be unreasonably withheld, delayed or conditioned), each of the Company and each of its Subsidiaries shall conduct its business in the usual, regular and ordinary course and in all material respects consistent with past practice and use all reasonable efforts to preserve intact its present lines of business, maintain its rights and franchises and preserve satisfactory relationships with Governmental Authorities, employees, customers and suppliers, and, without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) issue, sell, or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, except for the issuance of shares of Company Common Stock required to be issued upon exercise or settlement of Options outstanding prior to the date hereof;

(ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (A) pursuant to commitments in effect as of the date hereof and set forth on Section 5.1(a) of the Company Disclosure Schedule or (B) in connection with withholding to satisfy Tax obligations with respect to Options and the Company Stock Units, acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of Options;

(iii) (A) declare, authorize, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock, property or otherwise) in respect of, any shares of its capital stock, other than dividends paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock;

(iv) (A) incur any Indebtedness, except for Indebtedness (1) incurred to replace, renew, extend, refinance or refund any existing Indebtedness the availability of which will expire pursuant to its terms on before the End Date, (2) for borrowed money incurred in the ordinary course of business consistent (including with regard to underwriting targets) with past practice to acquire any defaulted or charged-off accounts receivable portfolios, which, for the avoidance of doubt, shall mean defaulted or charged-off accounts receivable portfolios reasonably expected to have a net, unlevered ten percent (10%) internal rate of return assuming an eleven and four-tenths percent (11.4%) allocation of the Company’s overhead costs, in addition to appropriate variable costs, related to such acquisitions (a “Permitted Portfolio Acquisition”) and, in any event, not above (x) the limits set forth in the Company’s Amended and Restated Credit Agreement dated November 14, 2011, between the Company, JPMorgan Chase Bank, N.A. and the other lenders thereto and (y) the amounts contemplated by the 2013 Company Plan, a copy of which is attached hereto as part of Section 5.1(a) of the Company Disclosure Schedule, or (3) among the Company and any of its wholly-owned Subsidiaries or among any of such Subsidiaries, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company, (C) make any loans, advances or capital contributions to or investments in any other Person except for advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries or (D) except in connection with any Permitted Portfolio Acquisition or pursuant to the terms of any Contract providing for Indebtedness existing as of the date of this Agreement or Indebtedness otherwise permitted to be incurred pursuant to this Section 5.1(a)(iv), mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(v) sell any of its properties or assets that are material to the Company and its Subsidiaries taken as a whole, except (A) sales, leases, rentals and licenses in the ordinary course of business (it being acknowledged that the Company and its Subsidiaries do not sell defaulted or charged-off accounts in the ordinary course and shall not sell any defaulted or charged-off accounts between the date hereof and the Effective Time), (B) pursuant to Contracts in force on the date of this Agreement and set forth on Section 5.1(a) of the Company Disclosure Schedule, (C) abandonments or other dispositions of inventory, equipment or other assets that are no longer material to the conduct of the business of the Company or any of its Subsidiaries or (D) transfers among the Company and its Subsidiaries;

(vi) make capital expenditures other than as budgeted (both as to time and amount) in the 2013 Company Plan (except with respect to budgeted amounts for July 2013, which shall not exceed $568,000);

(vii) make any acquisition (including by merger) of (A) the capital stock or a material portion of the assets of any other Person, except pursuant to Contracts in force on the date of this Agreement and set forth on Section 5.1(a) of the Company Disclosure Schedule or (B) any defaulted or charged-off accounts receivable portfolios (other than Permitted Portfolio Acquisitions (x) in any calendar month ending after the date hereof in an aggregate amount not in excess of $23,000,000 per month and (y) in any three-consecutive-calendar month period commencing after the date hereof in an aggregate amount not in excess of $45,000,000);

(viii) increase in any respect the compensation of any of its (A) directors or executive officers, except as required pursuant to applicable Law or the terms of Company Plans or other employee benefit plans or arrangements in effect on the date of this Agreement or (B) other employees, other than increases in salaries, wages and benefits of employees (other than executive officer and directors) made in the ordinary course of business consistent with past practice in connection with the Company’s annual or quarterly compensation review cycle (provided that payments of cash bonuses and other cash grants and cash awards made in the ordinary course consistent with past practice shall not constitute an increase in compensation);

(ix) hire employees or independent contractors, in each case, with aggregate annual compensation in excess of $150,000, except to fill vacancies existing as of the date hereof and to replace departed employees and independent contractors;

(x) except to the extent required to comply with applicable Law or the existing terms of any Company Plan previously disclosed to Parent: (A) grant any severance, retention or termination pay to, or amend any existing severance, retention or termination arrangement with, any current or former director, officer or employee, (B) increase or accelerate the payment or vesting of, benefits payable under any existing severance, retention or termination pay policies or employment agreements, (C) enter into or amend any Company Plan, (D) establish, adopt or amend any collective bargaining agreement or any Company Plan, (E) pay any special bonus or special remuneration to any director, officer, consultant, independent contractor or employee, or (F) pay any benefit not required by any plan or arrangement as in effect as of the date hereof, other than, with respect to non-officer employees, in the ordinary course of business consistent with past practice;

(xi) make any change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Law;

(xii) amend the Company Charter Documents or organizational documents of any Subsidiary of the Company;

(xiii) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xiv) take any action that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

(xv) except as reasonably contemplated by the scope of the 2013 Company Plan, change in any material respect (A) its collection strategy offered to consumers, including discount or settlement rates, (B) the frequency of mail volumes and telephone calls to consumers or change the percentage of legal suits to collect amounts owed by consumers; (C) the commission structure offered to third party agencies and law firms; (D) its current practice of recalling of accounts from law firms; or (E) the commission structure of Company Employees acting as collection agents;

(xvi) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any (A) Material Contract or any other Contract that, if in effect as of the date hereof, would constitute a Material Contract, (B) Contract with a third party agency or law firm; (C) Contract with a data vendor; or (D) existing portfolio purchase and sale Contracts;

(xvii) (A) make or change any material Tax election, (B) file any material amended Tax Return, (C) agree to any material adjustment of any Tax attribute, (D) change (or make a request to any Governmental Authority to change) any of its methods of reporting income or deductions for federal income Tax purposes, (E) file any claim for a material refund of Taxes, (F) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment that would reasonably be expected to adversely affect Parent’s Tax liability, (G) settle or compromise any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material amount of Tax or enter into any material closing agreement that would reasonably be expected to adversely affect Parent’s Tax liability for any taxable period beginning on or after the Effective Time or otherwise, or (H) enter into a Tax sharing, indemnification or allocation agreement (other than any Contract the primary purpose of which is not the sharing of Taxes);

(xviii) settle or enter into any settlement agreement with respect to any outstanding litigation or other dispute, except that, notwithstanding the foregoing, the Company may settle or enter into any settlement agreement with respect to any outstanding litigation or other dispute with any party (other than a Governmental Authority) where (A) the aggregate cash amount payable by the Company or its Subsidiaries as a result of such settlement does not exceed $100,000 and (B) the terms of such settlement or settlement agreement (not involving the payment of money) do not require the taking (or omission) of any action by the Company or any of its Subsidiaries which is materially inconsistent with past practice regarding actions (not involving the payment of money) taken or omitted to be taken by any of them in connection with settlements and settlement agreements relating to substantially similar litigation, claims, suits, proceedings or other disputes;

(xix) enter into any new line of business; or

(xx) agree in writing to take any of the foregoing actions.

(b) Parent shall not, and shall not permit any of its Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede, interfere with, hinder or delay the consummation by Parent or any of its Subsidiaries of the Transactions.

Section 5.2 Preparation of the Proxy Statement/Prospectus; Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event within fifteen (15) Business Days of the date hereof), Parent and the Company shall prepare and file with the

SEC the Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as Parent’s prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Transactions. The Company will cause the Proxy Statement/Prospectus together with the Election Form to be mailed to the Company’s stockholders as promptly as reasonably practicable (and in no event more than five (5) Business Days) after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without providing the other party a reasonable opportunity to review and comment thereon and without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that the foregoing shall not apply to any filings with the SEC deemed to supplement the Form S-4 or any document which forms a part thereof through its incorporation by reference therein or with respect to a Takeover Proposal, a Superior Proposal, a Company Adverse Recommendation Change or any matters relating thereto. Parent or the Company, as applicable, will advise the other party promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b) The Company shall, as soon as reasonably possible after the Form S-4 has been declared effective, duly give notice of, convene and hold a meeting of its stockholders to consider the approval of the Transactions and such other matters as may be then legally required (including any adjournment or postponement thereof, the “Company Stockholders Meeting”); provided, however, that the Company shall be permitted to delay or postpone convening the Company Stockholders Meeting if the Company Board (or a duly authorized committee thereof), after consultation with outside legal counsel, reasonably determines that failure to delay or postpone the Company Stockholders Meeting would reasonably be expected to be a breach of its fiduciary duties under applicable Law.

(c) The Company shall, through the Company Board (or the Review Committee or other duly authorized committee of the Company Board), but subject to the right of the Company Board (or the Review Committee or other duly authorized committee of the Company Board) to make a Company Adverse Recommendation Change pursuant to Section 5.3, (i) recommend to its stockholders that the Company Stockholder Approval be given (the “Company Board Recommendation”) and (ii) include the Company Board Recommendation in the Proxy Statement/Prospectus.

Section 5.3 Solicitation; Change in Recommendation.

(a) Subject to Section 5.3(c), the Company shall, and shall cause its and its Subsidiaries, directors, officers and employees to, and shall instruct and use its reasonable best efforts to cause its other Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person (other than Parent and its Representatives) conducted heretofore with respect to any Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any

Person prior to the date hereof with respect to any Takeover Proposal or potential Takeover Proposal, and (iii) terminate the access granted prior to the date hereof of any Persons (other than Parent and its Representatives) to any “data room” hosted by the Company or any of its Subsidiaries or Representatives relating to any Takeover Proposal.

(b) Subject to Section 5.3(c) and except as otherwise permitted by this Section 5.3, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause its and its Subsidiaries, directors, officers and employees not to, and shall instruct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or consummation of any Takeover Proposal or (ii) enter into, or otherwise participate in any discussions (except to notify such Person of the existence of the provisions of this Section 5.3) or negotiations regarding, or furnish to any Person any material non-public information in connection with, any Takeover Proposal.

(c) Notwithstanding anything to the contrary in Section 5.3(a) or Section 5.3(b), Parent and Merger Sub hereby agree that, from the date hereof until 11:59 p.m. New York City time on the later of (x) March 27, 2013 (the “Go Shop End Date”) and (y) if an Excluded Party submits a Superior Proposal on or before the Go Shop End Date, 11:59 p.m. New York City time on the date on which the SP Notice Period with respect to that Superior Proposal expires (such later date, the “Excluded Party End Date”), the Company and its Subsidiaries and their respective Representatives shall have the right to (i) solicit, initiate, encourage and facilitate, whether publicly or otherwise, Takeover Proposals, including by way of providing access to non-public information pursuant to one or more Acceptable Confidentiality Agreements (provided that the Company shall promptly provide to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives) and (ii) enter into, or otherwise participate in discussions or negotiations with respect to Takeover Proposals (or inquiries, proposals or offers or other efforts or attempts that could lead to a Takeover Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations, in each case with any Excluded Party.

(d) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to obtaining the Company Stockholder Approval, the Company or any of its Subsidiaries, or any of its or their respective Representatives receives a written Takeover Proposal from any Person or group of Persons which Takeover Proposal was made on or after the date hereof and did not result from a material breach of this Section 5.3, the Company, the Company Board (or the Review Committee or other duly authorized committee of the Company Board) and their Representatives may engage in negotiations and discussions with, or furnish any information and other access to, any Person making such Takeover Proposal and any of its Representatives or potential sources of financing if the Company Board (or the Review Committee or other duly authorized committee of the Company Board) determines in good faith, after consultation with the Company’s outside legal and financial advisors, that such Takeover Proposal is or could reasonably be expected to lead to a Superior Proposal and that the failure to engage in negotiations and discussions with, or furnish any information and other access to, such Person would reasonably be expected to be a breach of its fiduciary duties under applicable Law; provided that prior to furnishing any material non-public information to any such Person, the Company receives from the Person making such Takeover Proposal an Acceptable Confidentiality Agreement. The Company shall promptly (and in any event within 48 hours of receipt) notify Parent of any Takeover Proposal, together with a description of the material terms and conditions of such Takeover Proposal, the identity of the Person or group making any such Takeover Proposal and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep Parent reasonably informed on a timely basis (including within 48 hours after the occurrence of any material amendment, modification, development, discussion or negotiation relating to any such Takeover Proposal) of the status and material details of any such Takeover Proposal. The Company shall promptly provide to Parent any non-public information concerning the Company or its Subsidiaries that is provided to such Person (to the extent such information was not previously provided to Parent or its

Representatives). Notwithstanding anything to the contrary in this Agreement, but subject to Section 5.3(g), in no event shall Parent (whether pursuant to Section 7.1(c)(ii)(B) or otherwise) make more than one (1) request to the Company Board (or the Review Committee or other duly authorized committee of the Company Board) to publicly reaffirm its approval and recommendation of the Merger and this Agreement in respect of (x) each Takeover Proposal and (y) each material amendment to or modification of a Takeover Proposal.

(e) Except as otherwise provided in Section 5.3(f), the Company Board shall not (i)(A) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, or (B) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize the Company or any of its Subsidiaries to enter into any letter of intent, merger, acquisition or similar agreement with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement).

(f) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval the Company Board (or the Review Committee or other duly authorized committee of the Company Board) may make a Company Adverse Recommendation Change in response to either (x) a Superior Proposal or (y) an Intervening Event (and, solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 7.1(d)(ii)), if:

(i) the Company Board (or the Review Committee or other duly authorized committee of the Company Board) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable Law (after taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.4(f));

(ii) solely with respect to a Superior Proposal: (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii), together with a copy of the acquisition agreement (and any other relevant transaction documents) with respect to such Superior Proposal, if any, at least three (3) Business Days (such period, as it may be extended in accordance with this Section 5.3(f), the “SP Notice Period”) prior to taking such action, to the effect that the Company Board (or the Review Committee or other duly authorized committee of the Company Board) has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board (or the Review Committee or other duly authorized committee of the Company Board) has resolved to effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.1(d)(ii), which notice shall specify the basis for such Company Adverse Recommendation Change or termination, including the material terms of the Superior Proposal (a “Notice of Superior Proposal”) (it being understood that such Notice of Superior Proposal shall not in itself be deemed a Company Adverse Recommendation Change and that any material revision or amendment to the terms of such Superior Proposal shall require a new notice, which notice shall cause the SP Notice Period to run for three (3) Business Day from the date of such new notice); (B) during the SP Notice Period, if requested by Parent, the Company shall have made its Representatives reasonably available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement so that such Takeover Proposal would cease to constitute a Superior Proposal; (C) Parent has not, within the SP Notice Period, made a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement such that such Takeover Proposal would cease to constitute a Superior Proposal and (D) the Company Board (or the Review Committee or other duly authorized committee of the Company Board), after taking into account any modifications to the terms of this Agreement and the Merger agreed to by Parent and Merger Sub after receipt of such notice, continues to believe that such Takeover Proposal constitutes a Superior Proposal; and

(iii) solely with respect to any Intervening Event: (A) at least three (3) Business Days (such period, the “IE Notice Period” and, together with the SP Notice Period, the “Notice Period”) before making a Company Adverse Recommendation Change with respect to such Intervening Event, the Company notifies Parent in writing of its intention to do so, specifies the reasons therefor and provides a description of such Intervening Event; and (B) if Parent makes a written, binding and irrevocable offer capable of being accepted by the Company during the IE Notice Period to alter the terms or conditions of this Agreement, the Company Board (or the Review Committee or other duly authorized committee of the Company Board), after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Company Adverse Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties under applicable Law.

During any Notice Period prior to its effecting a Company Board Recommendation Change or terminating this Agreement as referred to above, the Company shall, and shall instruct and use its reasonable best efforts to cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by Parent.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board (or the Review Committee or other duly authorized committee of the Company Board) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the stockholders of the Company if the Company Board (or the Review Committee or other duly authorized committee of the Company Board) determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, (iii) informing any Person of the existence of the provisions contained in this Section 5.3 or (iv) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to the stockholders of the Company); provided, however, that notwithstanding anything in this Section 5.3(g), the Company Board shall not make a Company Adverse Recommendation Change except in accordance with Section 5.3(f); and provided, further, however, that if any such statement or disclosure made by the Company pursuant to clauses (i) or (ii) above contains anything beyond a factually accurate statement or a statement that would reasonably be expected to be materially adverse to Parent’s or the Company’s ability to consummate the Transactions, Parent shall be entitled to request in writing that the Company Board publicly reaffirms the Company Board Recommendation and it shall be deemed to be a Company Adverse Recommendation Change if the Company Board fails to do so within five (5) Business Days of the date of such request. Any requests for reaffirmation of the Company Board Recommendation pursuant to this Section 5.3(g) shall not count as a request by Parent for purposes of the last sentence of Section 5.3(d). No disclosures permitted under this Section 5.3(g) shall be, in themselves, a breach of Section 5.3 or a basis for Parent to terminate this Agreement pursuant to Article VII. Notwithstanding this Section 5.3 or any other provision of this Agreement to the contrary, at any time prior to the receipt of Company Stockholder Approval, the Company Board (or the Review Committee or other duly authorized committee of the Company Board) may grant a waiver or release under, or determine not to enforce any standstill agreement of the Company (other than a standstill agreement with any Excluded Party) if the Company Board (or the Review Committee or other duly authorized committee of the Company Board) determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach of their fiduciary duties under applicable Law; provided, however, that the Company shall give Parent notice of the grant by the Company Board (or the Review Committee or other duly authorized committee of the Company Board) at least 24 hours before granting any such waiver or release.

(h) As used in this Agreement, “Takeover Proposal” shall mean any bona fide inquiry, proposal or offer from any Person (other than Parent, Merger Sub and any of its Affiliates thereof) or “group” (as such term is defined in the Exchange Act) to purchase or otherwise acquire, in a single transaction or series of related transactions, (i) assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) that account for 20% or more of the Company’s consolidated assets (based on the fair market value thereof) or from which 20% or more of the Company’s revenues, earnings or cash flows on a consolidated basis are derived or (ii) 20% or more of the outstanding Company Common Stock pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction.

(i) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal on terms which the Company Board (or the Review Committee or other duly authorized committee of the Company Board) determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, (i) to be more favorable to the holders of Company Common Stock than the Transactions from a financial point of view (after taking into account any revisions to this Agreement set forth in any written, binding and irrevocable offer by Parent capable of being accepted by the Company), taking into account, to the extent applicable, the legal, financial, regulatory, timing and other aspects of such proposal and this Agreement that the Company Board (or the Review Committee or other duly authorized committee of the Company Board) considers relevant, (ii) the financing of which is fully committed or reasonably likely to be obtained and (iii) if accepted, is reasonably likely to be consummated (in the case of each of the foregoing clauses (ii) and (iii), as determined in good faith by the Company Board (or the Review Committee or other duly authorized committee of the Company Board)); provided that for purposes of the definition of Superior Proposal, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

Section 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable (including by taking all actions set forth on Section 5.4(a) of the Parent Disclosure Schedule), (ii) make promptly any required submissions and filings under applicable Antitrust Laws with respect to the Transactions, (iii) promptly furnish information required in connection with such submissions and filing under such Antitrust Laws, (iv) keep the other parties reasonably informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to, (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws, and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the Transactions and (v) make all necessary notices to and obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions as soon as practicable (but in any event on or prior to the End Date). For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as soon as practicable and in any event within ten (10) Business Days of the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4(b) necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) supply as soon as practical any additional information and documentary material that may be required or requested by any Governmental Authority and (B) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.4(b) as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Authority as soon as practicable.

(c) The Company, Parent and Merger Sub shall, (i) promptly notify the other parties hereto of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Authority and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Authority, (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of Parent and Company may designate any non-public information provided to any Governmental Authority as restricted to “Outside Antitrust Counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information.

(d) In furtherance and not in limitation of the foregoing, Parent and Merger Sub agree to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority, so as to enable the parties to close the Transactions as soon as practicable (and in any event no later than three (3) Business Days prior to the End Date), including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, the termination, relinquishment, modification or waiver of existing relationships, ventures, contractual rights, obligations or other arrangements of Parent, the Company, the Surviving Corporation or their respective Subsidiaries (each a “Remedial Action”); provided, however, that any Remedial Action may, at the discretion of Parent and the Company, be conditioned upon consummation of the Transactions; provided, further, that none of Parent, Merger Sub or any of their Subsidiaries shall be required to, and the Company and its Subsidiaries may not, without the prior written consent of Parent, become subject to, consent to or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries.

(e) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is foreseeable challenging any of the Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent shall use reasonable best efforts, including a Remedial Action, to avoid or resolve any such litigation, action or proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and shall use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable and in any event no later than three (3) Business Days prior to the End Date.

(f) Neither Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets (other than portfolios of defaulted receivables), business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the Transactions.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review, comment upon and approve, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the restrictions set forth in this Section 5.5 shall not apply to any release or public statement (a) made or proposed to be made by the Company in connection with a Takeover Proposal, a Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto or (b) in connection with any dispute between the parties regarding this Agreement or the Transactions. In addition, the Company and its Subsidiaries shall not make any internal announcements to their employees regarding the Transactions without the prior review and approval of Parent (such approval not to be unreasonable withheld, conditioned or delayed) except to the extent such announcements are consistent in all material respects with the prior public disclosures regarding the Transactions.

Section 5.6 Access to Information; Confidentiality.

(a) Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company and Parent shall afford to the other party and its Representatives reasonable access during normal business hours to the Company’s or Parent’s, as applicable, properties, books, Contracts and records and the Company and Parent shall furnish promptly to the other party such information concerning its business and properties as such party may reasonably request (other than any publicly available document filed by it pursuant to the requirements of federal or state securities Laws); provided that the Company, Parent and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; and provided, further, that the Company and Parent shall not be obligated to provide such access or information if the Company or Parent, as applicable, determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party (provided that the Company or Parent, as applicable, shall use commercially reasonable efforts to obtain any consents of third parties that are necessary to allow such information to be disclosed to the other) or jeopardize the protection of the attorney-client privilege (provided that the Company or Parent, as applicable, shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in loss of the attorney-client privilege). Until the Effective Time, the information provided will be subject to the terms of the Confidentiality Agreement, dated as of December 12, 2012, between Parent and the Company (the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent and Company shall not, and Parent and Company shall cause their respective Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions. No investigation shall affect the Company’s, Parent’s or Merger Sub’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent, Merger Sub or the Company pursuant to this Agreement.

(b) The Company and Parent acknowledge and agree that each (i) had an opportunity to discuss the business of other party with the management of the other party, (ii) has had access to the books and records, facilities, contracts and other assets of the other party which it and its affiliates have requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the other party and (iv) has conducted its own independent investigation of the other party, its businesses and the Transactions.

Section 5.7 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent or its ability to consummate the Transactions.

(b) From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (i) the occurrence or non-occurrence of any event that would be likely to cause any condition to the obligations of any party to effect the Merger or any other Transaction not to be satisfied, or (ii) the failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other Transaction not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7(b) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.8 Indemnification and Insurance.

(a) For a period beginning at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Charter Documents and the respective organizational documents of each of the Company’s Subsidiaries as currently in effect and (B) any indemnification agreements with an Indemnitee that are in effect as of the date hereof and set forth on Section 5.8 of the Company Disclosure Schedule, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law. Without limiting the foregoing, at the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the certificate of incorporation and by-laws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law for a period of six (6) years following the Effective Time.

(b) For a period beginning at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 5.8 or the enforcement of an Indemnitee’s rights under this Section 5.8 as and when incurred to the fullest extent permitted under applicable Law; provided that the person to whom expenses are advanced provides an undertaking to repay such expenses (but only to the extent required by applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company or applicable indemnification agreements that are in effect as of the date hereof and set forth on Section 5.8 of the Company Disclosure Schedule). Any determination required to be made with respect to whether an Indemnitee’s conduct complies with an applicable standard under applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company, or applicable indemnification agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnitee and reasonably acceptable to Parent.

(c) For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 200% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto (which premium is set forth on Section 3.21 of the Company Disclosure Schedule), but in such case shall purchase as much coverage as reasonably practicable for such amount; and provided, further, that in lieu of the foregoing insurance coverage, the Company may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six–year period provided for in this Section 5.8(c), that provides coverage no materially less favorable than the coverage described above.

(d) The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

(e) In connection with any claim for indemnification pursuant to any policy, agreement or governing document contemplated by this Section 5.8, Parent shall, and shall cause the Surviving Corporation to, provide such information and updates regarding such claim (including regarding the status of, and material developments arising in connection with, the defense thereof) as reasonably requested from time to time by Indemnitees party to such claim.

(f) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.8.

Section 5.9 Transaction Litigation. Each party hereto shall keep the other parties hereto reasonably informed of, and cooperate with the other parties hereto in connection with, any litigation or claim against any party hereto and/or its directors, officers or employees relating to the Transactions; provided, however, that the foregoing shall not require any party hereto to take any action if it may result in a waiver of any attorney/client or any other similar privilege. The Company shall cooperate with Parent in connection with, and shall give Parent the opportunity to participate in the defense or settlement of, any such litigation, and no settlement in connection with any such litigation shall be agreed to prior to the Effective Time without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that no settlement requiring a payment or an admission of wrongdoing by a director shall be agreed without such director’s consent.

Section 5.10 Section 16. The Company and Parent shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities with respect to such equity securities of the Company) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Employee Matters.

(a) For a period beginning at the Effective Time and ending on December 31, 2013 (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each individual who, immediately prior to the Effective Time, is an employee of the Company and its Subsidiaries and who, during the Continuation Period, continues such employment with the Surviving Corporation and its Subsidiaries (“Company Employees”), annual base salary and base wages and employee benefits (but excluding equity incentive compensation), in each case, that are no less favorable in the aggregate than such annual compensation and employee benefits provided to the Company Employees immediately prior to the Effective Time. In addition, (i) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the one (1) year period following the Effective Time with severance benefits at levels no less than and pursuant to the terms of the Company’s severance policies as set forth on Section 5.11(a) of the Company Disclosure Schedule, but in no event more than ten (10) weeks’ severance shall be paid and (ii) such severance benefits shall be determined taking into account the service crediting provisions set forth in Section 5.11(b).

(b) For all purposes (including purposes of vesting, eligibility to participate and level of severance and other benefits based upon credited service, but not for purposes of defined benefit pension accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including any Company Plans that are continued) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such service was credited to him or her under the terms of a corresponding Company Plan before the Effective Time, in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use reasonable best efforts to cause any pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plan of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, other than the Company’s 2013 Annual Incentive Compensation Plan for Management attached hereto as part of Section 5.11 of the Company Disclosure Schedule (the “2013 MIP”) to the extent such Company Plans, arrangements and agreements are set forth on Section 5.11 of the Company Disclosure Schedule. In addition, upon the earlier of (i) a Company Employee’s employment being terminated by the Company or a Subsidiary of the Company other than for “cause” or (ii) March 15, 2014, Parent shall cause the Surviving Corporation and its Subsidiaries to pay to each such Company Employee (other than a Company Employee listed on Section 8.13(b) of the Company Disclosure Schedule) a pro-rata portion of any bonus in respect of the 2013 performance year that such Company Employee would have been entitled to receive under the 2013 MIP accrued for the period from January 1, 2013 through the Closing Date. For the avoidance of doubt, neither any Company Employee listed on Section 8.13(b) of the Company Disclosure Schedule nor any Company Employee who voluntarily leaves the employ of the Surviving Corporation or any of its Subsidiaries, or whose employment is terminated for “cause”, in each case prior to March 15, 2014, shall be entitled to any portion of the bonus accrued under the 2013 MIP. The parties hereto agree that, for purposes of this Section 5.11, the Transactions shall be deemed to constitute a “change in control,” “change of control” or “corporate transaction” under such Company Plans, arrangements or agreements.

(d) Nothing contained in this Section 5.11 shall (i) be treated as the adoption of or an amendment to any employee benefit or compensation plan, program, agreement, policy or arrangement, (ii) subject to compliance with the other provisions of this Section 5.11, alter or limit the ability of Parent, the Surviving Corporation or any of its or their Affiliates to amend or terminate any employee benefit or compensation plan, program, policy, agreement or arrangement (including any Company Plan and any New Plan) at any time sponsored, maintained or contributed to by any of them, (iii) confer upon any Person (including any current or former employee of the Company or any of its Subsidiaries and any Company Employee) any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, or shall in any way limit the ability of Parent, the Surviving Corporation or any of its or their affiliates to terminate the employment of any employee (including any Company Employee) at any time and for any or no reason, or (iv) confer upon any Person (including any current or former Company employee, any Company Employee and any of their respective dependents and beneficiaries) any rights as a third-party beneficiary of this Agreement. Parent’s current intention is to transition Company Employees to the New Plans effective January 1, 2014.

Section 5.12 Merger Sub and Surviving Corporation. Parent shall take all actions necessary to (a) cause Merger Sub and the Surviving Corporation to perform promptly their respective obligations under this Agreement and (b) cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.13 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14 Takeover Laws. The Company and the Company Board shall each (a) use its reasonable best efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transactions and (b) if any state takeover statute or similar statute becomes applicable to the Transactions, use its reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

Section 5.15 Reservation of Shares; Stock Exchange Listings. Parent shall (a) cause the shares of Parent Common stock to be issued in the Merger to be reserved for issuance prior to the Closing Date and (b) use its reasonable best efforts to cause the shares of Parent Common stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall use its reasonable best efforts to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver by Parent and the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. All waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

(d) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect (other than the reference to “Company Material Adverse Effect” in Section 3.6(b) hereof), shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not have a Company Material Adverse Effect; provided, however, that, notwithstanding the foregoing, (i) each of the representations and warranties of the Company set forth in Section 3.2 and Section 3.6(b)(i) shall be true and correct (other than de minimis inaccuracies) in all respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time and (ii) each of the representations and warranties of the Company set forth in Section 3.3(a), Section 3.3(b)(i), Section 3.13 and Section 3.18 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect or any fact, change, event, circumstance, occurrence or effect that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect (other than the reference to “Parent Material Adverse Effect” in Section 4.6(b) hereof), shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though made on and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where such failures to be so true and correct would not have a Parent Material Adverse Effect; provided, however, that, notwithstanding the foregoing, (i) each of the representations and warranties of Parent and Merger Sub set forth in Section 4.2, and Section 4.6(b) shall be true and correct (other than de minimis inaccuracies) in all respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time and (ii) each of the representations and warranties of Parent and Merger Sub set forth in Section 4.3(a) and Section 4.3(b)(i) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Parent Material Adverse Effect or any fact, change, event, circumstance, occurrence or effect that would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions or due to the failure of such party to perform in all material respects any of its other obligations under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before August 7, 2013 (as such date is extended pursuant to the following proviso, as applicable, the “End Date”); provided, however, that if the Closing has not occurred by such date and on such date the conditions set forth in Section 6.1(b) or Section 6.1(c) with respect to the matters contemplated by Section 6.1(b) have not been satisfied or waived and each of the other conditions to consummation of the Merger set forth in Article VI has been satisfied, waived or remains capable of satisfaction, then the End Date shall automatically be extended to October 7, 2013; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the End Date was primarily due to the failure of such party to timely perform any of its obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to timely perform any of its obligations under this Agreement or if such party shall have failed to comply with its obligations under Section 5.3(a) to seek to cause such Restraint to be vacated or lifted or to ameliorate the effects thereof; or

(iii) if the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained; or

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), respectively, and (B) cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder; or

(ii) (A) the Company Board (or the Review Committee or other duly authorized committee of the Company Board) shall have effected a Company Adverse Recommendation Change, (B) the Company, upon the written request of Parent, fails to publicly restate its recommendation of the Merger within five (5) Business Days after the date any Takeover Proposal is first commenced, published or delivered to the Company’s stockholders or, in the case of the commencement, publication or delivery of any Takeover Proposal pursuant to Regulation 14D under the Exchange Act, prior to the later of (1) the fifth (5th) Business Day following any written request by Parent or (2) ten (10) Business Days following such commencement, publication or delivery or (C) the Company fails to include the Company Board Recommendation in the Proxy Statement/Prospectus; or

(iii) the Company shall have committed a Willful Breach of any of its obligations under Section 5.3(a) or Section 5.3(b); or

(iv) the Company shall have (A) granted a written waiver or release of, or (B) determined (through an act authorized by the Company Board (or the Review Committee or other duly authorized committee thereof)) not to enforce the terms of, in each case, any standstill agreement in effect between the Company and any Person listed on Section 7.1(c)(iv) of the Company Disclosure Schedule; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b), respectively, and (B) cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder; or

(ii) in order to enter into a transaction that is a Superior Proposal, in accordance with Section 5.3; provided that the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) shall not be available to the Company unless the Company pays or has paid the Termination Fee to Parent or caused the Termination Fee to be paid to Parent in accordance with Section 7.3; it being understood that the Company may enter into any transaction that is a Superior Proposal simultaneously with the termination of this Agreement pursuant to this Section  7.1(d)(ii).

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than

Section 7.2, Section 7.3 and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates hereunder; provided, however, that, subject to Section 7.3 (including the limitations on liability contained therein), no party shall be relieved or released from any liabilities or damages arising out of (A) any breach of its obligations under this Agreement, (B) its fraud or willful misconduct or (C) willful or material breach of its representations or warranties set forth in this Agreement.

Section 7.3 Termination Fee.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), prior to or substantially simultaneously with (and in no event later than the day of such termination) such termination the Company shall pay or cause to be paid as directed by Parent the Termination Fee.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), Section 7.1(c)(iii) or Section 7.1(c)(iv), the Company shall pay or cause to be paid as directed by Parent the Termination Fee within two (2) Business Days of such termination.

(c) In the event that this Agreement is terminated (i) by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii), (ii) a bona fide Takeover Proposal shall have been publicly disclosed after the date hereof and prior to the End Date or date of the Company Stockholder Meeting, as applicable, and (iii) within twelve (12) months of the date this Agreement is terminated, the Company consummates the transactions contemplated by such Takeover Proposal (provided that for purposes of clause (iii) of this Section 7.3(c), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”), then, the Company shall pay or cause to be paid as directed by Parent the Termination Fee on the date of consummation of such transaction.

(d) For purposes of this Agreement, “Termination Fee” shall mean an amount equal to $7.4 million; provided that, in the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) on or before the Excluded Party End Date (applicable to such Excluded Party) in connection with entering into an agreement relating to a transaction that is a Superior Proposal with an Excluded Party, “Termination Fee” shall mean an aggregate amount equal to (i) $4.25 million.

(e) In the event this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) and a Termination Fee is due to Parent in accordance with the terms hereof, then the Company shall, in addition to the payment of the Termination Fee, reimburse Parent upon demand up to an aggregate amount (not to exceed $2,000,000) equal to all documented out-of-pocket fees and expenses reasonably incurred or paid by or on behalf of Parent on or after November 29, 2012 in connection with the Transactions or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Voting Agreement, in each case including all such fees and expenses of counsel, financial advisors, accountants, experts and consultants retained by Parent and any commitment fees paid by Parent in connection with the financing for the Transactions.

(f) Notwithstanding the foregoing, in no event shall the Company be required to pay the fees referred to in this Section 7.3 (i) on more than one occasion or (ii) if, at the time this Agreement is terminated by Parent, this Agreement could have been terminated by the Company pursuant to Section 7.1(b)(ii), Section 7.1(b)(iii) (unless on or before the date of the Company Stockholders Meeting a bona fide Takeover Proposal shall have been publicly disclosed, in which event Section 7.3(c) shall govern whether a fee shall be payable) or Section 7.1(d)(i). Notwithstanding anything to the contrary in this Agreement, the parties agree that the payment of the Termination Fee and, if applicable in accordance with Section 7.3(e), Parent expenses, shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the Transactions in the event any such payment becomes due and payable, and, upon payment of the Termination Fee and, if applicable in accordance with Section 7.3(e), Parent expenses, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement.

(g) Any amount that becomes payable pursuant to this Section 7.3(a) shall be paid by wire transfer of immediately available funds to the account designated in Section 7.3(g) of the Parent Disclosure Schedule and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.

(h) The Company acknowledges and hereby agrees that the provisions of this Section 7.3(a) are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent and Merger Sub would not have entered into this Agreement. If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 7.3(a), and, in order to obtain such payment, Parent makes a claim against the Company that results in a judgment against the Company, the Company shall pay to Parent the reasonable costs and expenses of Parent (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.2 Fees and Expenses. Except as provided in Section 7.3, whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses.

Section 8.3 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto and delivered by duly authorized officers of the respective parties; provided, however, that following approval of the Transactions by the stockholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval of this Agreement or the Transactions by the stockholders of the Company.

Section 8.4 Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided that Merger Sub, upon prior written notice to the Company, may assign (in its sole discretion) any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule and Parent Disclosure Schedule, and the exhibits hereto, together with the other instruments referred to herein, including the Voting Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Company’s stockholders, holders of Options and Company Stock Units to receive the Merger Consideration and consideration in respect of Options and Company Stock Units, respectively, at the Effective Time, and (ii) the rights of any third party beneficiaries under Section 5.8, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.8 Governing Law; Jurisdiction.

(a) This Agreement and all actions and proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, any of the Transactions or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof or thereof shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby agrees that (i) all actions and proceedings arising out of or relating to this Agreement, any of the Transactions or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof or thereof shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if such Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any appellate court therefrom), (ii) it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or the Transactions (including the Merger) in any court other than the aforesaid courts and (iv) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto hereby waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.

(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 8.9 Specific Enforcement. The parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity.

Section 8.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE TRANSACTIONS OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Encore Capital Group, Inc.

3111 Camino Del Rio North

Suite 1300

San Diego, California

Attention:  General Counsel

Facsimile: 858-309-1546

with a copy (which shall not constitute notice) to:

Fulbright & Jaworski L.L.P.

300 Convent Street

Suite 2100

San Antonio, Texas 78205-3792

Attention:  Daryl Lansdale

Facsimile:  (210) 270-7205

If to the Company, to:

Asset Acceptance Capital Corp.

28405 Van Dyke Avenue

Warren, Michigan 48093

Attention:	Rion Needs
Reid E. Simpson
Edwin L. Herbert
Facsimile:	(586) 983-7081
(586) 446-7832
(586) 446-1783

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Michael Movsovich
Jeffrey Symons
Facsimile:	(212) 446-6460

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“2013 Company Plan” means the Company’s long term business plan made available to Parent prior to the date hereof and which is attached hereto as Section 5.1(a) of the Company Disclosure Schedule.

“2013 MIP” shall have the meaning set forth in Section 5.11(c).

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement (which need not prohibit the making of a Takeover Proposal) that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (other than that it need not prohibit the making of a Takeover Proposal), with any changes thereto as reasonably necessary to allow the Company to comply with its obligations under Section 5.3.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble.

“Antitrust Laws” shall have the meaning set forth in Section 5.4(a).

“Balance Sheet Date” shall have the meaning set forth in Section 3.5(g).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(e).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Cash Consideration” shall have the meaning set forth in Section 2.1(c)(i).

“Cash Election” shall have the meaning set forth in Section 2.1(c)(i).

“Certificate” shall have the meaning set forth in Section 2.1(e).

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Claim” shall have the meaning set forth in Section 5.8(a).

“Clayton Act” shall mean the Clayton Act of 1914.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall have the meaning set forth in Section 2.7.

“Company” shall have the meaning set forth in the preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(e).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 5.2(c).

“Company Charter Documents” shall have the meaning set forth in Section 3.1(c).

“Company Common Stock” shall have the meaning set forth in Section 2.1.

“Company Disclosure Schedule” shall have the meaning set forth in the Article III preamble.

“Company DSUs” shall have the meaning set forth in Section 2.4(b).

“Company Employees” shall have the meaning set forth in Section 5.11(a).

“Company Insurance Policies” shall have the meaning set forth in Section 3.21.

“Company IP” shall have the meaning set forth in Section 3.12.

“Company IP Agreements” shall have the meaning set forth in Section 3.12.

“Company Material Adverse Effect” shall mean any fact, change, event, circumstance, occurrence or effect that, individually or in the aggregate, (a) is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, other than any fact, change, event, circumstance, occurrence or effect, directly or indirectly, arising out of, resulting from or relating to the following: (i) any condition, change, event, occurrence or effect in any of the industries or markets in which the Company or its Subsidiaries operates; (ii) any enactment of, change in, or change in interpretation or enforcement of, any Law or GAAP or government policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company, any of its Subsidiaries or any of their respective business relations conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) the announcement, pendency of or performance of the Transactions, including by reason of the identity of Parent or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, stockholders, employees or regulators; (vi) any action taken pursuant to the terms of this Agreement or with the express written consent or at the express written direction of Parent or Merger Sub (or any action not taken as a result of the failure of Parent to consent to any action requiring Parent’s consent pursuant to Section 5.1, including changes resulting from any Remedial Action, if required); (vii) any change in the market price, or change in trading volume, of the capital stock of the Company, (viii) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of its Subsidiaries; and (ix) any pending, initiated or threatened legal or administrative proceeding, claim, suit or action against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of this Agreement or the Transactions; provided that (1) any fact, change, event, circumstance, occurrence or effect set forth in clauses (a)(i) through (a)(iv) may be taken into account in determining whether there has been, is or would reasonably be expected to be a Company Material Adverse Effect to the extent (and only to the extent) such fact, change, event, circumstance, occurrence or effect has a disproportionate adverse effect on business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, in relation to other participants in the business and industries in which the Company and its Subsidiaries operate, and (2) the underlying cause of any failure referred to in clauses (a)(vii) and (a)(viii) may be taken into account in determining whether there has been, is or would reasonably be expected to be a Company Material Adverse Effect; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Transactions.

“Company Pension Plan” shall have the meaning set forth in Section 3.9(a).

“Company Permits” shall have the meaning set forth in Section 3.8(b).

“Company Plan” shall mean each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other employment (other than employment agreements terminable at will without any severance obligation in excess of the amount set forth on Section 5.11 of the Company Disclosure Schedule), incentive (equity or otherwise), severance, retention, change in control, deferred compensation, material fringe benefit, perquisite or other material compensatory plan, program, policy, agreement or arrangement that is maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is obligated to contribute for the benefit of any current or former employee or director (or any of their respective beneficiaries or dependents) of the Company or any of its Subsidiaries or otherwise with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to incur any material liability.

“Company Preferred Stock” shall have the meaning set forth in Section 3.2.

“Company RSUs” shall have the meaning set forth in Section 2.4(b).

“Company SEC Documents” shall have the meaning set forth in Section 3.5(a).

“Company Securities” shall have the meaning set forth in Section 3.2.

“Company Stock Plans” shall mean the Company’s 2012 Stock Incentive Plan and the Company’s 2004 Stock Incentive Plan.

“Company Stock Units” shall have the meaning set forth in Section 2.4(b).

“Company Stockholder Approval” shall have the meaning set forth in Section 3.18.

“Company Stockholders Meeting” shall have the meaning set forth in Section 5.2(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.6(a).

“Consent Decree” shall mean that certain Consent Decree dated on or about January 30, 2012 between the United States of America and Asset Acceptance, LLC.

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract, commitment, instrument, obligation, binding arrangement, understanding or other agreement, whether written or oral.

“DGCL” shall have the meaning set forth in the recitals.

“Dissenting Shares” shall have the meaning set forth in Section 2.6.

“Dissenting Stockholders” shall have the meaning set forth in Section 2.6.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Election Deadline” shall have the meaning set forth in Section 2.2(b).

“Election Form” shall have the meaning set forth in Section 2.2(a).

“Encumbrances” shall mean any mortgage, deed of trust, lease, license, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, or encumbrance of any kind or nature.

“End Date” shall have the meaning set forth in Section 7.1(b)(i).

“Environmental Laws” means all Laws relating to workplace safety or health, pollution or protection of natural resources, endangered or threatened species or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), including Laws relating to the presence of, the exposure to or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of, or Releases or threatened Releases of, Hazardous Materials as the foregoing are enacted or in effect on or prior to Closing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Agent” shall have the meaning set forth in Section 2.3(a).

“Excluded Party” shall mean any Person (or group of Persons that includes any such Person) listed on Section 1A of the Company Disclosure Schedule.

“Excluded Party End Date” has the meaning set forth in Section 5.3(c).

“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.

“Form S-4” shall have the meaning set forth in Section 3.4.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Go Shop End Date” shall have the meanings set forth in Section 5.3(c).

“Governmental Authority” shall mean any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality.

“Hazardous Materials” means any materials or substances or wastes as to which liability or standards of conduct may be imposed under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IE Notice Period” shall have the meaning set forth in Section 5.3(f)(iii).

“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security), (ii) any capital lease obligations, (iii) any obligation as an account party in respect of letters of credit, (iv) any obligation under interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and all other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates, and (v) any agreement, undertaking or arrangement by which a Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, obligation or any other liability of any other Person (other than by endorsements of instruments in the course of collection and other than the Company or any Subsidiary).

“Indemnitee” and “Indemnitees” shall have the meanings set forth in Section 5.8(a).

“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, all (a) patents and patent applications, (b) registered trademarks, trade names, service marks, logos, corporate names, internet domain names, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (c) registered and material unregistered copyrights, including copyrights in computer software, mask works and databases and (d) trade secrets and other proprietary know-how.

“Intervening Event” means an event, development or change in circumstance that was not actually known to the Company Board (or the Review Committee or other duly authorized committee of the Company Board) prior to the execution of this Agreement (or if so known, the consequences of which, when taken together with all other events, developments or circumstances then known, were not actually known or reasonably foreseeable based on information actually known to the members of the Company Board (or the Review Committee or other duly authorized committee of the Company Board) as of the date of this Agreement), which event, development or change in circumstance, or any consequence thereof, becomes known to the Company Board (or the Review Committee or other duly authorized committee of the Company Board) prior to the receipt of the Company Stockholder Approval; provided, that in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” shall mean, (a) in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13 of the Company Disclosure Schedule and (b) in the case of Parent and Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13 of the Parent Disclosure Schedule.

“Laws” shall have the meaning set forth in Section 3.8.

“Leased Real Property” shall have the meaning set forth in Section 3.14.

“Leases” shall have the meaning set forth in Section 3.14.

“Liens” shall mean any pledges, liens, charges, encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Mailing Date” shall have the meaning set forth in Section 2.2(a).

“Material Contract” shall have the meaning set forth in Section 3.15(a).

“Maximum Stock Election” shall have the meaning set forth in Section 2.1(c)(ii).

“Merger” shall have the meaning set forth in the recitals.

“Merger Consideration” shall have the meaning set forth in Section 2.1(c).

“Merger Sub” shall have the meaning set forth in the preamble.

“Merger Sub Board” shall mean the board of directors of Merger Sub.

“Nasdaq” shall mean The Nasdaq Stock Market.

“New Plans” shall have the meaning set forth in Section 5.11(a).

“Non-Electing Company Share” shall have the meaning set forth in Section 2.1(c)(iii).

“Notice of Superior Proposal” shall have the meaning set forth in Section 5.3(f)(ii).

“Notice Period” shall have the meaning set forth in Section 5.3(f)(iii).

“Old Plans” shall have the meaning set forth in Section 5.11(a).

“Option” shall have the meaning set forth in Section 2.4(a).

“Optionholder” shall have the meaning set forth in Section 2.4(a).

“Parent” shall have the meaning set forth in the preamble.

“Parent Board” shall mean the board of directors of Parent.

“Parent Charter Documents” shall have the meaning set forth in Section 4.1(b).

“Parent Common Stock” means the common stock of Parent, par value $0.01 per share.

“Parent Disclosure Schedule” shall have the meaning set forth in the Article IV preamble.

“Parent Material Adverse Effect” shall mean any fact, change, event, circumstance, occurrence or effect that, directly or indirectly, (a) is, or would reasonably be expected to become, materially adverse to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, other than any fact, change, event, circumstance, occurrence or effect, directly or indirectly, arising out of, resulting from or relating to the following: (i) any condition, change, event, occurrence or effect in any of the industries or markets in which Parent or its Subsidiaries operates; (ii) any enactment of, change in, or change in interpretation or enforcement of, any Law or GAAP or government policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which Parent, any of its Subsidiaries or their respective business relations conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (v) the announcement, pendency of or performance of the Transactions, including by reason of any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, stockholders, employees or regulators; (vi) any action taken pursuant to the terms of this Agreement, including any changes resulting from any Remedial Action, if required; (vii) any change in the market price, or change in trading volume, of the capital stock of Parent, (viii) any failure by Parent or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Parent or any of its Subsidiaries; and (ix) any pending, initiated or threatened legal or administrative proceeding, claim, suit or action against Parent, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of this Agreement or the Transactions; provided that (1) any fact, change, event, circumstance, occurrence or effect set forth in clauses (a)(i) through (a)(iv) may be taken into account in determining whether there has been, is or would reasonably be expected to be a Company Material Adverse Effect to the extent (and only to the extent) such fact, change, event, circumstance, occurrence or effect has a disproportionate adverse effect on business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, in relation to other participants in the business and industries in which Parent and its Subsidiaries operate, and (2) the underlying cause of any failure referred to in clauses (a)(vii) and (a)(viii) may be taken into account in determining whether there has been, is or would reasonably be expected to be a Parent Material Adverse Effect; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Merger Sub of the Transactions.

“Parent Permits” shall have the meaning set forth in Section 4.8(b).

“Parent Preferred Stock” shall have the meaning set forth in Section 4.2.

“Parent SEC Documents” shall have the meaning set forth in Section 4.5(a).

“Parent Securities” shall have the meaning set forth in Section 4.2.

“Parent Stock Plans” means Parent’s 2005 Stock Incentive Plan.

“Parent Subsidiary Securities” shall have the meaning set forth in Section 4.1(b).

“Permitted Encumbrances” shall mean (a) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and (b) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Encumbrances that (i) are disclosed in the public records or (ii) would be set forth in a title policy, title report or survey with respect to the applicable real property and in each case, individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable real property and (B) do not materially and adversely impact the current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the present or contemplated business operations at such location.

“Permitted Liens” shall mean (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP have seen set aside on its books, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar

Liens granted or which arise in the ordinary course of business for amounts not overdue or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have seen set aside on its books, (c) Liens reflected in the Company SEC Documents, (d) Liens arising under or in connection with applicable building and zoning Laws, codes, ordinances, and state and federal regulations which are not violated by the current use and operation of the Person’s real property, (e) Liens which do not secure monetary liabilities of any Person and that, individually or in the aggregate, do not and would not materially detract from the value or marketability of any of the assets of the Person or materially interfere with the use thereof as currently used and (f) licenses of Intellectual Property.

“Permitted Portfolio Acquisition” shall have the meaning set forth in Section 5.1(a)(iv).

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.4.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the soil, surface water or groundwater.

“Remedial Action” shall have the meaning set forth in Section 5.4(d).

“Representatives” means, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by or on behalf of such Person or any of its controlled Affiliates, together with directors, officers and employees of such Person and its Subsidiaries.

“Restraints” shall have the meaning set forth in Section 6.1(c).

“Review Committee” shall have the meaning set forth in the recitals.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” shall have the meaning set forth in Section 3.1(b).

“Sherman Act” means the Sherman Antitrust Act of 1890.

“SP Notice Period” shall have the meaning set forth in Section 5.3(f)(ii).

“Stock Consideration” shall have the meaning set forth in Section 2.1(c)(ii).

“Stock Electing Company Share” shall have the meaning set forth in Section 2.1(c)(ii).

“Stock Election” shall have the meaning set forth in Section 2.1(c)(ii).

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust, joint venture or other entity of which securities or other ownership interests (i) representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) or (ii) having the right to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, association, trust, joint venture or other entity are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Subsidiary Securities” shall have the meaning set forth in Section 3.1(b).

“Superior Proposal” shall have the meaning set forth in Section 5.3(i).

“Supporting Stockholder” has the meaning set forth in the recitals.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Proposal” shall have the meaning set forth in Section 5.3(h).

“Tax Returns” shall have the meaning set forth in Section 3.9(h).

“Taxes” shall have the meaning set forth in Section 3.9(h).

“Termination Fee” shall have the meaning set forth in Section 7.3(d).

“Transactions” shall have the meaning set forth in the recitals.

“Voting Agreement” shall have the meaning set forth in the recitals.

“WARN” shall have the meaning set forth in Section 3.20.

“Willful Breach” means a material breach that is a direct consequence of an act knowingly undertaken by a member of the Company Board or a senior executive officer of the Company listed on Section 8.13(b) of the Company Disclosure Schedule, in each case, with the actual knowledge and intent that such act would cause a breach of any provision of this Agreement to which such concept applies.

Section 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, the word “or” is not exclusive and the words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) All capitalized terms not defined in the Company Disclosure Schedule or the Parent Disclosure Schedule shall have the meanings ascribed to them in this Agreement. The representations and warranties of Parent, Merger Sub and the Company are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. Disclosure of any matter in any Section of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be disclosure of such matter with respect to any other Sections of the Company Disclosure Schedule or Parent Disclosure Schedule, respectively, to the extent it is readily apparent that such disclosure is applicable to such other Section. The inclusion of any item in the Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. No disclosure in the Company Disclosure Schedule or Parent Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, be deemed or interpreted to expand the scope the respective party’s representations, warranties and/or covenants set forth in this Agreement. All attachments to the Company Disclosure Schedule and Parent Disclosure Schedule are incorporated by reference into the Company Disclosure Schedule or Parent Disclosure Schedule in which they are directly or indirectly referenced. The information contained in the Company Disclosure Schedule or Parent Disclosure Schedule is in all events provided subject to and on the terms of the Confidentiality Agreement as though it were Evaluation Material (as such term is defined therein) thereunder.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ASSET ACCEPTANCE CAPITAL CORP.

By:	/s/ Rion B. Needs
	Name:	Rion B. Needs
	Title:	Chief Executive Officer

PINNACLE SUB, INC.

By:	/s/ Paul Grinberg
	Name:	Paul Grinberg
	Title:	Chief Financial Officer

ENCORE CAPITAL GROUP, INC.

By:	/s/ Paul Grinberg
	Name:	Paul Grinberg
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTIFICATE OF INCORPORATION & BY-LAWS OF MERGER SUB

See attached.

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A TO

AGREEMENT AND PLAN OF MERGER

CERTIFICATE OF INCORPORATION

OF

PINNACLE SUB, INC.

ARTICLE I

NAME

The name of the corporation (which is hereinafter referred to as the “Corporation”) is:

Pinnacle Sub, Inc.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1675 S. State Street, Suite B, in the City of Dover, County of Kent, Delaware 19901. The name of the Corporation’s registered agent for service of process at such address is Capitol Services, Inc.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock that the Corporation will have the authority to issue is one thousand (1,000) shares of common stock of the par value of $0.01 per share.

ARTICLE V

INCORPORATOR

The name of the incorporator is Bryan C. Wittman, whose mailing address is c/o Fulbright & Jaworski L.L.P., 300 Convent Street, Suite 2100, San Antonio, Texas 78205.

Exhibit A – Page 1

ARTICLE VI

BOARD OF DIRECTORS

The business and affairs of the Corporation will be managed by or under the direction of a board of directors (the “Board of Directors”). The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by law or this Certificate of Incorporation directed or required to be exercised or done by the stockholders. Directors need not be elected by written ballot unless the bylaws of the Corporation otherwise provide.

ARTICLE VII

ELIMINATION OF CERTAIN LIABILITY; INDEMNIFICATION AND INSURANCE

SECTION 1. Elimination of Certain Liability of Directors. A director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended hereafter to authorize further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this section shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

SECTION 2. Indemnification and Insurance.

(a) Right to Indemnification. Each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that the person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation (as defined in Section 145(i) of the DGCL) as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (as defined in Section 145(i) of the DGCL), both as to action in such person’s official capacity and as to action in another capacity while holding such office, shall be indemnified and held harmless by the Corporation against expenses (including attorneys’ fees), judgments, fines (as defined in Section 145(i) of the DGCL) and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment); provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The indemnification granted pursuant to this SECTION 2 shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person. The right to indemnification conferred in this SECTION 2 shall be a contract right. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers. For purposes of this SECTION 2, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this

Exhibit A – Page 2

SECTION 2 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(b) Advancement of Expenses. The Corporation shall pay expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this SECTION 2. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the Corporation may be so paid upon such terms and conditions, if any, as the Corporation, by action of the Board of Directors, may deem appropriate.

(c) Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, this SECTION 2 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(d) Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

ARTICLE VIII

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law. All rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons or entities whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this ARTICLE VIII.

ARTICLE IX

BYLAWS

In furtherance and not in limitation of the powers conferred by law, and for the purpose of the orderly management of the business and the conduct of the affairs of the Corporation, the Board of Directors is expressly authorized and empowered to adopt, amend and repeal the bylaws of the Corporation from time to time at any regular or special meeting of the Board of Directors or by written consent, subject to the right of the stockholders of the Corporation to adopt, amend or repeal any bylaws of the Corporation.

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true. Accordingly, I have hereunto set my hand this 4th day of March, 2013.

By:
Bryan C. Wittman, Incorporator

Exhibit A – Page 3

BYLAWS

OF

PINNACLE SUB, INC.

Adopted as of March 4, 2013

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation will be located in the City of Dover, County of Kent, State of Delaware.

Section 2. Other Offices. The corporation may have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or as the business of the corporation may require.

ARTICLE II

MEETINGS OF THE STOCKHOLDERS

Section 1. Place of Meetings. All meetings of the stockholders for the election of directors or for any other proper purpose will be held at such place either within or without the State of Delaware as the Board of Directors may from time to time designate, as stated in the notice of such meeting or a duly executed waiver of notice thereof. The Board of Directors may, in its sole discretion, determine that any meeting not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 211(a)(2) of the Delaware General Corporation Law.

Section 2. Annual Meeting. Unless directors are elected by written consent of stockholders in lieu of an annual meeting, an annual meeting of stockholders will be held at such date and time as may be designated by the Board of Directors and stated in the notice of the meeting. At such meeting, the stockholders entitled to vote thereat will elect a Board of Directors and may transact such other business as may be properly brought before the meeting.

Section 3. Special Meetings. Unless otherwise provided by law or the certificate of incorporation of the corporation (as amended or restated from time to time, the “Certificate of Incorporation”), special meetings of stockholders may be called by the Chief Executive Officer or the President, and will be called by the Secretary at the request, in writing, of either a majority of the Board of Directors or stockholders owning outstanding shares of capital stock of the corporation entitled to cast ten percent (10%) or more of the votes that could be cast at such meeting. Such request will state the purpose or purposes of the proposed meeting.

Section 4. Notice of Annual or Special Meeting. Unless otherwise required by law, written or printed notice stating the location, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered either personally or by mail, by or at the direction of the Secretary to each stockholder of record entitled to vote at such meeting, not less than ten (10) nor more than sixty (60) days before the date of the meeting, in accordance with Article VIII of these Bylaws.

Section 5. Business at Special Meeting. The business transacted at any special meeting of the stockholders will be limited to the purpose or purposes stated in the notice thereof.

Exhibit A – Page 4

Section 6. Quorum of Stockholders. The holders of outstanding shares of capital stock of the corporation entitled to cast a majority of the votes that could be cast at any meeting of stockholders, represented in person or by proxy, will constitute a quorum at such meeting for the transaction of business. When a separate vote by a class or classes is required, a majority of the outstanding shares of each such class or classes, represented in person or by proxy, will constitute a quorum entitled to take action with respect to that vote on that matter.

Section 7. Adjournment. At any meeting of stockholders, if less than a quorum is present, the holders of outstanding shares of capital stock of the corporation entitled to cast a majority of the votes that could be cast by the holders of capital stock then present in person or by proxy will have the power to adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum is present. Any business may be transacted at the adjourned meeting that might have been transacted at the meeting originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date (as provided for in Article IX, Section 5 of these Bylaws) is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the adjourned meeting.

Section 8. Act of Stockholders. Directors will be elected by a plurality of the votes cast by holders of shares of capital stock of the corporation outstanding and entitled to vote in the election of directors represented in person or by proxy at a meeting of stockholders at which a quorum is present, and all elections of directors must be by written ballot. Any other action or matter that is approved by a majority of the votes cast by holders of shares of capital stock of the corporation outstanding and entitled to vote on such action or matter, represented in person or by proxy at a meeting at which a quorum is present, will be the act of the stockholders, unless a higher proportion of such votes is required by law or the Certificate of Incorporation. When a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes and represented in person or by proxy, will be the act of such class.

Section 9. Proxies. At any meeting of the stockholders, each stockholder having the right to vote will be entitled to vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. No proxy will be valid after one (1) year from its date of execution unless otherwise provided in the proxy. Each proxy will be revocable unless expressly provided therein to be irrevocable and the proxy is coupled with an interest sufficient in law to support an irrevocable proxy or otherwise made irrevocable by law. Proxies must be filed with the secretary of the meeting, or of any adjournment thereof, before being voted. Except as otherwise provided by a proxy, proxies will not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons will be valid if executed by any one of them unless at or prior to its exercise the corporation receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a stockholder will be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity will rest on the challenger.

Section 10. Voting List. At least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at each such meeting or in any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares of each class of capital stock held by each, will be prepared by the Secretary or the officer or agent having charge of the stock transfer ledger of the corporation. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for such ten (10) day period at the principal executive office of the corporation. Such list will also be produced and kept open at the time and place of the meeting. The stock ledger will be the only evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders.

Section 11. Consent of Stockholders in Lieu of Meeting. Any action that may be taken at a special or annual meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by all of the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Every written consent will bear the date of signatures of each stockholder and no written consent will be effective to take the corporate action referred to therein

Exhibit A – Page 5

unless, within sixty (60) days after the earliest dated consent, written consents signed by a sufficient number of holders to take such action are delivered to the Secretary. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent will be given to those stockholders who did not consent in writing.

Section 12. Presiding Officer and Conduct of Meetings. The Chairman of the Board will preside at all meetings of the stockholders and will automatically serve as chairman of such meetings. In the absence of the Chairman of the Board, the Board of Directors may elect a person to act as chairman at such meeting. In the absence of the Chairman of the Board, and if the Board of Directors fails to elect a chairman, then the President will preside at the meeting of the stockholders and will automatically be the chairman of such meeting, unless and until a different person is elected by a majority of the shares entitled to vote at such meeting. The Secretary will act as secretary at all meetings of the stockholders. In the absence or disability of the Secretary, an Assistant Secretary (if one has been elected) appointed by the chairman of the meeting will act as secretary at such meetings and in the absence or disability of an Assistant Secretary, the chairman of the meeting will appoint another person to act as secretary at such meetings.

Section 13. Inspectors. The Board of Directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed fail to appear or act, or if inspectors have not been appointed, the chairman of the meeting must appoint one or more inspectors. The inspectors will determine the number of shares of capital stock of the corporation outstanding and the voting power of each, the number of votes represented at the meeting, the existence of a quorum, the validity and effect of proxies, and will receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting, the inspectors will make a report in writing of any challenge, request or matter determined by them and will execute a certificate of any fact found by them. No director or candidate for the office of director may act as an inspector of an election of directors.

ARTICLE III

BOARD OF DIRECTORS

Section 1. Powers. The business and affairs of the corporation will be managed by or under the direction of its Board of Directors. The Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised and done by the stockholders.

Section 2. Compensation of Directors. As specifically prescribed from time to time by resolution of the Board of Directors, directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated compensation for their services in their capacity as directors. This provision will not preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 3. Chairman of the Board. The Board of Directors, at its first meeting after each annual meeting of stockholders, may elect one of its members as Chairman of the Board. The Chairman of the Board will preside at all meetings of the Board of Directors and will have such other powers and duties as usually pertain to such position or as may be delegated by the Board of Directors.

Section 4. Vacancies and Newly Created Directorships. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, and the directors so elected will hold office for the unexpired term of their

Exhibit A – Page 6

predecessor in office until the next annual meeting and until their successors are elected and have qualified. A vacancy will be deemed to exist by reason of the death, resignation or removal from office of any director.

Section 5. Resignation; Removal. Any director may resign at any time by giving written notice thereof to the Board of Directors. Any such resignation will take effect as of its date unless some other date is specified therein, in which event it will be effective as of that date. The acceptance of such resignation will not be necessary to make it effective. The holders of shares of capital stock of the corporation having the right to cast a majority of the votes that could be cast in an election of directors may remove any director or the entire Board of Directors, with or without cause, either by a vote at a special meeting or annual meeting, or by written consent.

ARTICLE IV

MEETINGS OF THE BOARD

Section 1. First Meeting. The first meeting of each newly-elected Board of Directors will be held immediately following the annual meeting of the stockholders and no notice of such meeting will be necessary to the newly-elected directors in order legally to constitute the meeting, provided a quorum is present.

Section 2. Regular Meetings. Regular meetings of the Board of Directors may be held with or without notice at such time and at such place either within or without the State of Delaware as from time to time is prescribed by the Board of Directors.

Section 3. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the President or by a majority of the Board of Directors. Written notice of special meetings of the Board of Directors must be given to each director at least 24 hours before the time of the meeting.

Section 4. Business at Regular or Special Meeting. Neither the business to be transacted at nor the purpose or purposes of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 5. Quorum of Directors. A majority of the Board of Directors will constitute a quorum for the transaction of business, unless a greater number is required by law or the Certificate of Incorporation. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 6. Act of Meeting of the Board of Directors. The act of a majority of the directors present at a meeting at which a quorum is present will be the act of the Board of Directors, unless the act of a greater number is required by law or the Certificate of Incorporation.

Section 7. Action by Unanimous Written Consent Without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a consent in writing setting forth the action so taken is signed by all members of the Board of Directors and such consent is filed with the minutes of proceedings of the Board of Directors. Such consent will have the same force and effect as a unanimous vote of the Board of Directors.

ARTICLE V

COMMITTEES

The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees, each of which, to the extent

Exhibit A – Page 7

provided in such resolution, will have and may exercise all the authority of the Board of Directors, subject to the limitations imposed by applicable law. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate one or more of its members as alternate members of any committee, who may, subject to any limitations imposed by the Board of Directors, replace absent or disqualified members at any meeting of that committee. Vacancies in the membership of any such committee will be filled by resolution adopted by the majority of the full Board of Directors at a regular or special meeting of the Board. All committees will keep regular minutes of their proceedings and report the same to the Board of Directors when required. To the extent applicable, the provisions of Article IV of these Bylaws governing the meetings of the Board of Directors will likewise govern the meetings of any committee thereof. Any member of the executive committee or any other committee may be removed by the Board of Directors by the affirmative vote of a majority of the full Board of Directors, whenever, in its judgment, the best interests of the corporation will be served thereby.

ARTICLE VI

DIRECTORS’ ACTION BY USE OF CONFERENCE TELEPHONE

Members of the Board of Directors or members of any committee designated by such Board of Directors may participate in and hold a meeting of such Board of Directors or committee by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting will constitute presence in person at such meeting, except when a person participates in the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE VII

OFFICERS

Section 1. Executive Officers. The officers of the corporation will consist of a President and a Secretary and may also include a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer and such other officers as are provided for in this Article VII, each of whom will be elected by the Board of Directors as provided in Section 2 of this Article. Any two or more offices may be held by the same person.

Section 2. Election and Qualification. The Board of Directors, at its first meeting held immediately after each annual meeting of stockholders, will choose a President and a Secretary. The Board of Directors also may elect a Chief Executive Officer, one or more Vice Presidents, a Chief Financial Officer and such other officers, including assistant officers and agents as may be deemed necessary, who will hold their offices for such terms and exercise such powers and perform such duties as are determined from time to time by the Board of Directors.

Section 3. Salaries. The compensation of all officers and agents of the corporation will be determined by the Board of Directors.

Section 4. Term, Removal, and Vacancies. Each officer of the corporation will hold office until his successor is chosen and qualified or until his death, resignation, or removal. Any officer may resign at any time upon giving written notice to the corporation. Any officer or agent may be removed by the Board of Directors, with or without cause, but such removal will be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent will not of itself create contract rights. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise will be filled by the Board of Directors.

Section 5. Chief Executive Officer. The Chief Executive Officer will, subject to the oversight and the direction of the Board of Directors, be the chief executive officer of the corporation, and will see that all orders

Exhibit A – Page 8

and resolutions of the Board of Directors are carried into effect. The Chief Executive Officer will have such other powers and duties as usually pertain to such office or as may be prescribed by the Board of Directors. Unless the Board of Directors shall elect different persons to be Chief Executive Officer and President, any person that is elected to be President shall also be deemed to have been elected to be Chief Executive Officer.

Section 6. President. The President will, subject to the oversight and the direction of the Board of Directors and the Chief Executive Officer (if other than the President), have general powers of oversight, supervision and management of the business and affairs of the corporation, and will see that all orders and resolutions of the Board of Directors are carried into effect. The President will have such other powers and duties as usually pertain to such office or as may be prescribed by the Board of Directors. The President, or such other officer or agent of the corporation to which the President may delegate such power, will execute bonds, mortgages, instruments, contracts, agreements and other documentation. Unless the Board of Directors shall elect different persons to be Chief Executive Officer and President, any person that is elected to be Chief Executive Officer shall also be deemed to have been elected to be President.

Section 7. Vice Presidents. Unless otherwise determined by the Board of Directors, the Vice Presidents, in the order of their seniority as such seniority may from time to time be designated by the Board of Directors, will perform the duties and exercise the powers of the President in the absence or disability of the President. They will perform such other duties and have such other powers as the Board of Directors or the President may from time to time prescribe.

Section 8. Secretary. The Secretary will attend all meetings of the stockholders and all meetings of the Board of Directors, will record all the proceedings of the meetings of the stockholders and of the Board of Directors in books to be kept for that purpose, and will perform like duties for the standing committees when required. The Secretary will give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform such other duties as may be prescribed by the Board of Directors or the President. The Secretary will keep in safe custody the seal of the corporation, and, when authorized by the Board of Directors, affix the same to any instrument requiring it. When so affixed, such seal will be attested by his or her signature or by the signature of an Assistant Secretary.

Section 9. Assistant Secretaries. Unless otherwise determined by the Board of Directors, the Assistant Secretaries, in the order of their seniority as such seniority may from time to time be designated by the Board of Directors, will perform the duties and exercise the powers of the Secretary in the absence or disability of the Secretary. They will perform such other duties and have such other powers as the Board of Directors, the President or the Secretary may from time to time prescribe.

Section 10. Chief Financial Officer. The Chief Financial Officer will have the custody of the corporate funds and securities and will keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and will deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors or the President. The Treasurer will disburse the funds of the corporation as may be ordered by the Board of Directors or the President, taking proper vouchers for such disbursements, and will perform such other duties and have such other powers as usually pertain to the office of treasurer or as may be prescribed by the Board of Directors or the President from time to time.

Section 11. Assistant Treasurer. Unless otherwise determined by the Board of Directors, the Assistant Treasurer will perform the duties and exercise the powers of the Chief Financial Officer in the absence or disability of the Chief Financial Officer. The Assistant Treasurer will perform such other duties and have such other powers as the Board of Directors, the President or the Chief Financial Officer may from time to time prescribe.

Exhibit A – Page 9

Section 12. Officers’ Bond. If required by the Board of Directors, any officer will give the corporation a bond, which must be renewed as the Board of Directors may require, in such sum and with such surety or sureties as may be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of any and all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

ARTICLE VIII

NOTICES

Section 1. Methods of Giving Notice. Whenever any notice is required to be given to any stockholder or director under the provisions of any law, the Certificate of Incorporation or these Bylaws, it must be given in writing and delivered personally or mailed to such stockholder or director at such address as appears on the books of the corporation, and such notice will be deemed to be given two (2) business days after the day the same is deposited in the United States mail with sufficient postage thereon prepaid. To the extent provided in Section 4 of this Article VIII, notice to stockholders and directors may also be given by any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process (“electronic transmission”).

Section 2. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director under the provisions of any law, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, will be deemed equivalent to the giving of such notice.

Section 3. Attendance as Waiver. Attendance of a stockholder or director at a meeting will constitute a waiver of notice of such meeting, except when a stockholder or director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, a meeting need be specified in any written waiver.

Section 4. Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders and directors, any notice to stockholders or directors given by the corporation under any provision of the Delaware General Corporation Law (except as otherwise provided below), the Certificate of Incorporation or these Bylaws will be effective if given by a form of electronic transmission consented to by the stockholder or director to whom the notice is given. Any such consent will be revocable by the stockholder or director by written notice to the corporation. Any such consent will be deemed revoked if (a) the corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary or to the transfer agent of the corporation, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation will not invalidate any meeting or other action. Notice given by electronic transmission will be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the recipient has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the recipient has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the recipient of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the recipient. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission will, in the absence of fraud, be prima facie evidence of the facts stated therein. Notice to stockholders may not be given by electronic transmission if such notice is given pursuant to Sections 164, 296, 311, 312 and 324 of the Delaware General Corporation Law.

Exhibit A – Page 10

ARTICLE IX

CERTIFICATES FOR SHARES

Section 1. Certificates Representing Shares. The corporation will deliver certificates representing all shares to which stockholders are entitled. Such certificates will be numbered, entered in the books of the corporation as they are issued and will be signed by the Chief Executive Officer, the President or a Vice President, and by the Secretary or an Assistant Secretary, and may be sealed with the seal of the corporation or a facsimile thereof. Any or all signatures on the certificate may be a facsimile. In case any officer who has signed or whose facsimile signature has been placed upon such certificate has ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer at the date of its issuance. If the corporation is authorized to issue shares of more than one class, there will be set forth upon the face or back of the certificate a statement that the corporation will furnish to any stockholder upon request and without charge a full statement of all of the powers, designations, preferences, limitations and relative, participating, optional, or other special rights of the shares of each class authorized to be issued and the qualifications, limitations or restrictions of such preferences and/or rights and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series. Each certificate representing shares must state upon the face thereof that the corporation is organized under the laws of the State of Delaware, the name of the person to whom issued, the number and the class and the designation of the series, if any, that such certificate represents and the par value of each share represented by such certificate or a statement that the shares are without par value. No certificate may be issued for any share until the consideration therefor has been fully paid.

Section 2. Restriction on Transfer of Shares. If any restriction on the transfer, or registration of the transfer, of shares is imposed or agreed to by the corporation, as permitted by law, the Certificate of Incorporation or these Bylaws, such restriction must be noted conspicuously on the face or back of each certificate representing shares in accordance with applicable law.

Section 3. Transfer of Shares. Subject to the provisions of Section 6 of this Article IX, upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it will be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books. The corporation will not, however, be required to pay any tax that may be payable in respect of any transfer of shares of capital stock of the corporation, and no such transfer will be made or reflected on the books of the corporation unless and until the person requesting such transfer has paid to the corporation the amount of any such tax, or has established, to the satisfaction of the corporation, that such tax has been paid.

Section 4. Lost, Stolen, or Destroyed Certificate. The corporation may issue a new certificate or certificates in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. The corporation, as a condition precedent to the issuance thereof, may require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it may require and/or to give the corporation a bond in such sum as it may direct to indemnify the corporation against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 5. Fixing Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix a date as the record date for any such determination of stockholders, such date to not precede the date of adoption of the resolution fixing the record date, and such date to be not more than sixty (60) days,

Exhibit A – Page 11

and, in case of a meeting of stockholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of, or to vote at, a meeting of stockholders, the close of business on the day next preceding the date on which notice of the meeting is mailed or, if notice is waived, the close of business on the day next preceding the day on which the meeting is held will be the record date for such determination of stockholders. If no record date is fixed for the determination of stockholders entitled to receive payment of a dividend or other distribution, or for any other proper purpose, the close of business on the day on which the resolution of the Board of Directors declaring such dividend or relating to such other proper purpose is adopted will be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section 5, such determination will apply to any adjournment thereof; provided that the Board of Directors may fix a new record date for the adjourned meeting.

Section 6. Registered Stockholders. The corporation may recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote such shares as owner, and will not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it has express or other notice thereof, except as otherwise provided by law.

ARTICLE X

INDEMNIFICATION

The indemnification of directors, officers and other persons shall be as provided in the Certificate of Incorporation.

ARTICLE XI

GENERAL PROVISIONS

Section 1. Dividends. The Board of Directors from time to time may declare, and the corporation may pay, dividends on its outstanding shares of capital stock in cash, property, or its own shares, pursuant to law.

Section 2. Reserves. The Board of Directors may by resolution create a reserve or reserves out of earned surplus for any proper purpose or purposes, and may abolish any such reserve in the same manner.

Section 3. Negotiable Instruments. All bills, notes, checks, or instruments for the payment of money will be signed by such officer or officers or such other person or persons as permitted by these Bylaws or in such manner as the Board of Directors from time to time may designate.

Section 4. Fiscal Year. The fiscal year of the corporation will end on December 31 of each year unless a different fiscal year is fixed by resolution of the Board of Directors.

Section 5. Seal. The corporate seal will have inscribed thereon the name of the corporation and may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6. Books and Records. The corporation will keep books and records of account and will keep minutes of the proceedings of the stockholders, the Board of Directors, and each committee of the Board of Directors. The corporation will keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of the original issuance of shares issued by the corporation and a record of each transfer of those shares that have been presented to the corporation for registration of transfer. Such records will contain the names and addresses of all past and current stockholders of the corporation and the number and class of shares issued by the corporation held by each of them. Any books, records, minutes, and share transfer records may be in written form or in any other form capable of being converted into written form within a reasonable time.

Exhibit A – Page 12

ARTICLE XII

AMENDMENTS

The Bylaws may be amended or repealed or new bylaws adopted as provided by the Certificate of Incorporation.

Exhibit A – Page 13

ANNEX B

March 5, 2013

Board of Directors

Asset Acceptance Capital Corp.

P.O. Box 2036

Warren, MI 48090-2036

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (collectively the “Stockholders”) of Asset Acceptance Capital Corp., a Delaware Corporation (the “Company”), of the Merger Consideration as defined in the Agreement and Plan of Merger dated as of March 6, 2013 (the “Merger Agreement”) proposed to be paid to the Stockholders pursuant to the Merger Agreement by and among Encore Capital Group, Inc., a Delaware corporation (“Parent”), Pinnacle Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) and each share of common stock of the Company, $0.01 par value per share, other than shares that are owned by the Company as treasury stock, any shares owned by Parent or Merger Sub or any of their respective subsidiaries and any Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive at the election of the holder, either (i) an amount in cash equal to $6.50 without interest (the “Cash Consideration”), or (ii) 0.2162 validly issued, fully paid and nonassessable shares of Parent Common Stock (together with any cash in lieu of fractional shares of Parent Common Stock to be paid as set forth in the Merger Agreement, the “Stock Consideration”); provided, however, that no more than twenty-five percent (25%) of the issued and outstanding shares of Company Common Stock may be exchanged for shares of Parent Common Stock (the “Maximum Stock Election”) and any shares of Company Common Stock elected to be exchanged for shares of Parent Common Stock above the Maximum Stock Election shall be subject to proration as set forth in the Merger Agreement. Each share of Company Common Stock with respect to which neither a Cash Election nor a Stock Election has been effectively made, shall be converted into the right to receive the Cash Consideration upon consummation of the Merger. The terms and conditions of the Merger Consideration are more fully set forth in the Merger Agreement.

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the draft dated March 4, 2013 of the Merger Agreement; (b) certain audited historical financial statements of the Company for the four years ended December 31, 2012; (c) the unaudited financial statements of the Company for the period ended January 31, 2013; (d) certain internal business, operating and financial information and forecasts of the Company for fiscal years 2013 through 2017 prepared by the senior management of the Company (the “Forecasts”) and approved by the Board of Directors; (e) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (f) certain audited historical financial statements of Parent for the three years ended December 31, 2012 and certain publicly available research analyst estimates with respect to the future financial performance of Parent for the fiscal years ending 2013 and 2014 (the “Parent Analyst Estimates”) (g) the current and historical market prices and trading volumes of the common stock of the Company and Parent; (h) certain forecasts for cash collections for fiscal years 2013 through 2024 prepared by the senior management of the Company that are based on the Company’s current estimated remaining collections; (i) information regarding publicly available financial terms of certain other business combinations we deemed relevant; and (j) certain other publicly available information on the Company and Parent. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest for a possible acquisition of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Parent. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved and (ii) all material assets and liabilities (contingent or otherwise) of the Company and Parent are as set forth in the Company’s and Parent’s respective financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the Parent Analyst Estimates or the estimates and judgments on which they are based. As you are aware, the management of Parent did not provide us with, and we did not have access to, financial forecasts relating to Parent prepared by the management of Parent; accordingly, we have, with your consent, assumed that the Parent Analyst Estimates are a reasonable basis upon which to evaluate the future financial performance of Parent and have relied upon the Parent Analyst Estimates for purposes of our analyses and this Opinion. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Merger Consideration. We express no opinion as to any terms or other aspects of the Merger (other than the Merger Consideration to the extent specified herein), including, without limitation, the form or structure of the Merger, or accounting consequences thereof. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, have assumed that the final executed Merger Agreement will not materially differ from the draft of the Merger Agreement referred to above, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any amendment or waiver of any material terms or conditions by the Company. We have also assumed that the Merger has the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company. We have also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts, and our opinion does not address any such issues, and we have assumed that the Company has received advice on such issues from such advisors as the Company deemed necessary or advisable. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or Parent or on the contemplated benefits of the transactions contemplated by the Merger Agreement.

William Blair & Company, L.L.C. has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or Parent for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

B-2

We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time or as to the effect of the Merger on the trading price of the Company Common Stock. Such trading price may be affected by a number of factors, including but not limited to (i) changes in prevailing interest rates and other factors which generally influence the price of securities; (ii) adverse changes in the current capital markets; (iii) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of the Parent or in the markets they serve; (iv) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities; and (v) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger or the fairness of the Cash Consideration relative to the Stock Consideration and vice versa, and this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed Merger or as to whether any such stockholder should elect to receive the Cash Consideration or the Stock Consideration. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by the Company with respect to the Merger. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders.

Very truly yours,

/s/ William Blair & Company, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

B-3

ANNEX C

ANNEX C — SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights. (8 Del. Code § 262)

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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